As confidentially submitted to the Securities and Exchange Commission on March 27, 2026.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Latigo Biotherapeutics, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	2834	83-2625838
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1300 Rancho Conejo Boulevard

Suite 305

Thousand Oaks, California 91320

(805) 716-2927

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Nima Farzan

Chief Executive Officer

1300 Rancho Conejo Boulevard

Suite 305

Thousand Oaks, California 91320

(805) 716-2927

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Charles J. Bair Grady Chang Dylan Kornbluth Cooley LLP 10265 Science Center Drive San Diego, California 92121 (858) 550-6000	Neha Krishnamohan Chief Financial Officer and Chief Business Officer Latigo Biotherapeutics, Inc. 1300 Rancho Conejo Boulevard Suite 305 Thousand Oaks, California 91320 (805) 716-2927	Nathan Ajiashvili Alison Haggerty Sandy Kugbei Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated    , 2026.

    Shares

Latigo Biotherapeutics, Inc.

Common Stock

This is an initial public offering of shares of common stock of Latigo Biotherapeutics, Inc. We are offering     shares of our common stock to be sold in this offering.

Prior to this offering, there has been no public market for our common stock. The initial public offering price is expected to be between $   and $   per share. We intend to apply to list our common stock on The Nasdaq Global Market under the symbol “LTGO”.

We are an “emerging growth company” and a “smaller reporting company” as defined under the U.S. federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in the common stock involves a high degree of risk. Please see the section titled “Risk Factors” beginning on page 14.

Neither the Securities and Exchange Commission nor state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Latigo Biotherapeutics, Inc., before expenses	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional     shares of our common stock.

The underwriters expect to deliver the shares against payment in New York, New York on     , 2026.

Goldman Sachs & Co. LLC	Jefferies	Leerink Partners	Guggenheim Securities

Prospectus dated       , 2026

Through and including     , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, or other earlier date stated in this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside the United States.

i

PROSPECTUS SUMMARY

This summary highlights selected information included elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Special Note Regarding Forward-looking Statements,” and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, all references in this prospectus to “Latigo Biotherapeutics,” “Registrant,” “we,” “us,” “our” and “Company” refer to Latigo Biotherapeutics, Inc.

Overview

We are a clinical-stage biopharmaceutical company committed to developing innovative non-opioid pain medicines designed to rapidly and effectively stop the transmission of pain without the risk of addiction. Pain represents one of the largest and most pervasive therapeutic markets in the United States, driving an estimated 250 million prescriptions annually across acute and chronic settings; however, a continued reliance on opioids has contributed to a persistent public health crisis with significant societal and economic costs. Our two most advanced candidates, LTG-001 and LTG-321, are oral Nav1.8 inhibitors, designed to inhibit the transmission of pain. We are also advancing additional Nav1.8 candidates that can address alternative formulation and delivery approaches. Beyond Nav1.8, we plan to explore other ion channel targets involved in pain transmission that offer complementary mechanisms of action, enabling potential use in multi-modal treatment to enhance pain relief or address diverse pain etiologies. Pain is heterogenous and can be experienced in a chronic or acute manner, within both musculoskeletal and neuropathic pain. Our initial development efforts are focused on musculoskeletal pain, where we believe there is significant unmet need and an opportunity for differentiated clinical benefit utilizing a Nav1.8 mechanism. We aim to build one of the broadest pipelines of pain therapeutics, which we believe, combined with our management team’s deep expertise in pain biology, clinical translation, and trial execution, positions us to deliver meaningful patient benefit and to change the current treatment paradigm of pain medicines.

Our lead product candidate, LTG-001, is an oral Nav1.8 inhibitor designed to provide fast-acting, opioid-sparing relief for the treatment of acute pain. We believe LTG-001 will address a critical unmet need in a high-volume market where opioids remain the standard of care due to a lack of effective, non-addictive alternatives with rapid onset. The 2025 U.S. Food and Drug Administration (FDA) approval of the first Nav1.8 inhibitor, suzetrigine (Journavx) provides a clear development and regulatory precedent for this therapeutic class. We recently received positive data for LTG-001 in our randomized, placebo and comparator-controlled trial in 343 patients undergoing abdominoplasty. This large-scale efficacy trial was designed and conducted to be pivotal and met its primary endpoint and key secondary endpoints with high statistical significance. Key highlights include:

•

Met primary endpoint and achieved ~50% greater analgesic effect than Vicodin, the opioid comparator: High dose LTG-001 (450mg loading followed by 300mg every 12 hours) met its primary endpoint of Summed Pain Intensity Difference from 0 to 48 hours (SPID48) versus placebo, achieving a 62.1-point (p<0.001) improvement versus placebo and exceeding hydrocodone bitrate/acetaminophen (HB/APAP), which is commonly known as Vicodin, the opioid comparator’s SPID48 of 40.9 (p=0.001).

•

Achieved rapid onset of meaningful pain relief: Median time to a ≥2-point reduction in Numeric Pain Rating Scale (NPRS) score was 52 minutes with high dose LTG-001, and 83 minutes for HB/APAP, the opioid comparator in the trial.

•

Demonstrated opioid sparing: 52.3% of patients receiving high dose LTG-001 remained opioid-free during the 48-hour treatment period (p<0.001). Pain experienced by these patients was sufficiently managed by LTG-001 alone and required no rescue medicine. In the placebo group, only 22.1% remained opioid-free.

•

Dose response observed: Low dose LTG-001 (300mg loading followed by 150mg every 12 hours) also demonstrated statistically significant improvement versus placebo (SPID48 of 37.8; p=0.003), roughly comparable to the effect of HB/APAP, the opioid comparator in the trial.

LTG-001 has been generally well tolerated and has generated favorable clinical pharmacology data characterized by limited drug–drug interaction (DDI) potential and balanced renal and hepatic clearance in preclinical studies. Based on these results, we plan to initiate a placebo-controlled Phase 3 trial in participants undergoing bunionectomy and an open-label Phase 3 safety trial in    , with results expected in    . In addition to oral dosing, LTG-001 is also being advanced as a potential intravenous (IV) formulation to support use in hospital settings and enable transition from inpatient postoperative care to outpatient pain management.

LTG-321 is our next-generation candidate for the inhibition of Nav1.8, initially being developed for the treatment of chronic musculoskeletal pain, starting with osteoarthritis (OA). LTG-321 is structurally distinct from LTG-001. LTG-321’s differentiated profile may enable a lower effective dose and once-daily dosing, characteristics we believe are particularly important for a chronic-use setting. In an ongoing Phase 1 trial, preliminary analysis as of March 13, 2026 showed that LTG-321 demonstrated robust pharmacodynamic activity as measured by an increased pain tolerance threshold, with continued activity at 24 hours after a single dose in the cold pressor test (CPT). We have refined the CPT methodology and it has provided a quantifiable and repeatable clinical endpoint that has translated into clinical trial outcomes for our lead product candidate. We plan to advance LTG-321 in a Phase 2 proof-of-concept trial in OA of the knee. The trial is designed as a randomized, double blind, placebo controlled within subject crossover trial in approximately 120 patients with Western Ontario and McMaster Universities Osteoarthritis Index (WOMAC) pain as the primary endpoint to establish clinical proof-of-concept in chronic musculoskeletal pain and inform subsequent pivotal trial design. We plan to initiate this trial in     , and expect to report topline data in     .

Our earlier stage pipeline consists of next-generation Nav1.8 inhibitor molecules and additional ion channel modulators to enable novel formulations and additional pain relief for patients. We anticipate selecting our next Nav1.8 development candidate targeting a low dose option allowing for novel formulations in     . We are also in discovery of additional ion channel modulators involved in peripheral transmission of pain that represent potential complementary mechanisms of action to Nav1.8 inhibition for additional pain relief including in other pain etiologies like neuropathic pain.

Our differentiated approach to addressing the shortcomings of current pain management and drug development is built on overcoming challenges in developing novel pain medicines through development of preclinical tools including electrophysiology in human DRG neurons and NHP microneurography to measure the effect of compounds on pain target engagement, optimization of CPT as a reliable biomarker that allows rapid in-human evaluation of analgesic effect with minimal investment and deep expertise in clinical trial design and execution.

Musculoskeletal pain is one of the most prevalent healthcare challenges in the United States and can be of an acute nature or, when persistent, become chronic. Acute pain from surgery, injury and trauma drove approximately 80 million adults in the United States to receive acute musculoskeletal pain prescriptions in 2022, while common forms of chronic musculoskeletal pain conditions like OA and Chronic Lower Back Pain affected more than 60 million Americans in 2023.

Neuropathic pain arises from disease or dysfunction in the nervous system and is predominantly chronic in nature, differing fundamentally in pathophysiology and likely therapeutic approach. In the United States, it is estimated that approximately 10 million patients were prescribed a medicine for peripheral neuropathic pain in 2022.

Current treatment options for pain management such as NSAIDs and opioids require difficult tradeoffs between efficacy, safety, tolerability and risk of addiction, leaving many patients either undertreated or exposed to therapies with significant limitations or addiction potential. Further, the widespread reliance on opioids for pain management has resulted in an opioid epidemic that is not only a medical crisis but also a profound societal and economic burden. Opioids carry a significant risk of addiction and overdose, even with short-term use. In response, legislation has been enacted to limit prescription duration and strengthen controls due to concerns around misuse and dispersion. Beyond addiction, opioids are also associated with significant safety and tolerability issues, including sedation and a high incidence of gastrointestinal adverse effects such as nausea and vomiting.

Role of Nav1.8 and Unmet Need in Current Nav1.8 Inhibitors

Nav1.8 is a voltage-gated sodium channel that plays a significant role in transmission of pain, and the role of Nav1.8 as a pain target has been genetically and clinically validated. Since Nav1.8 is substantially expressed in peripheral nerve tissue and not in the brain or other tissue, its inhibition has not been associated with addiction or severe tolerability concerns. The approval of Journavx (suzetrigine) in January 2025 represented a breakthrough in pain management as a first-in-class non-opioid, non-addictive selective pain signal inhibitor for Nav1.8. Suzetrigine represents a safer non-opioid alternative, but is limited by efficacy, slow onset and contraindications. We believe that these limitations may limit uptake.

Our Pipeline

We are developing a pipeline of non-opioid medicines to address broad patient needs in chronic and acute pain. We are developing therapies to be dosed both orally and through IV administration.

Our Lead Program: LTG-001

LTG-001 is a novel, orally bioavailable small molecule that selectively and potently inhibits Nav1.8, designed to stop the transmission of pain without the risk of addiction, with the goal to provide effective, rapid-acting pain relief. LTG-001 has been observed to be well tolerated in clinical trials to date and because it is a non-opioid that does not act centrally, it has not demonstrated a risk of dependency.

LTG-001 is currently in development as a potential treatment for moderate to severe acute pain, including postoperative pain.

We believe LTG-001 represents a significant advancement in acute pain management and has the potential to achieve a best-in-class clinical profile characterized by its observed magnitude of efficacy as measured by SPID48 relative to standard-of-care in the abdominoplasty clinical trial, rapid onset of analgesia, and potential regulatory path toward becoming the first systemic analgesic therapeutic to receive an opioid-free label claim.

•

Magnitude of Efficacy: In our clinical trial in abdominoplasty, low dose and high dose LTG-001 showed statistically significant improvement in pain compared to placebo in a dose ranging manner. High dose LTG-001 showed ~50% greater analgesic effect compared to HB/APAP (commonly known as Vicodin), the active opioid comparator arm. We believe the magnitude of efficacy we have seen with high dose LTG-001 was due to the substantial target inhibition observed in the peripheral nerve tissue, the therapeutic site of action.

•

Onset of Analgesia: In our clinical trial, treatment with high dose LTG-001 achieved meaningful pain relief at 52 minutes post-dose. The HB/APAP opioid comparator arm did not achieve meaningful pain relief until 83 minutes post-dose. We believe the rapid onset of analgesia we have seen is due to the LTG-001’s rapid time to maximum concentration (Tmax) of 1 to 2 hours and rapid penetration in peripheral nerve tissue, the therapeutic site of action.

•

Opioid Sparing: Based on the results of the clinical trial, which was designed and conducted to be pivotal, we plan to pursue the development of LTG-001 to support a potential label that includes information regarding LTG-001’s higher proportion of opioid-free patients compared to placebo. Over half of participants in the high dose LTG-001 cohort were opioid-free during the abdominoplasty clinical trial. We believe this is due to magnitude of efficacy and onset of analgesia seen with LTG-001.

•

General Safety: LTG-001 was generally well tolerated in clinical trials with a mostly lower incidence of adverse events (AEs) observed compared to HB/APAP, the opioid comparator or placebo in the abdominoplasty trial. Further, since Nav1.8 is substantially expressed in peripheral nerve tissue and not in the brain or other tissue, its inhibition has not been associated with addiction or severe tolerability concerns. Our preclinical studies have shown that LTG-001 was more than 14,000-fold selective for Nav1.8 compared to the other Nav channels.

•

Lack of Drug-drug Interactions (DDI): In initial clinical pharmacology trials and preclinical studies, LTG-001 has shown modest potential for DDI. Our preclinical studies have shown balanced clearance through kidney and hepatic routes which may limit the potential for DDI.

We plan to initiate a placebo-controlled Phase 3 trial in participants undergoing bunionectomy, and an open-label Phase 3 safety trial in     , with results expected in    .

We anticipate submitting a New Drug Application (NDA) seeking FDA approval of LTG-001 pending successful outcomes in the bunionectomy Phase 3 trial and the safety trial.

LTG-321: A Potential Nav1.8 Inhibitor for the Treatment of Chronic Pain

LTG-321 is an orally bioavailable small molecule that selectively and potently inhibits Nav1.8. Our initial focus for the development of LTG-321 is in chronic musculoskeletal pain, with a proof-of-concept Phase 2 trial planned in OA of the knee.

While both are Nav1.8 inhibitors, LTG-321 is structurally distinct from LTG-001. LTG-321 demonstrated higher potency than LTG-001 in preclinical studies and may allow for a lower effective dose and once-daily dosing, which we believe are important characteristics for chronic use. LTG-321 has been well tolerated in clinical trials to date. Because LTG-321 is a non-opioid pain medication that does not act centrally, we believe it does not carry a risk of dependency.

Additional Opportunities

Leveraging our experience in pain research and development, we have continued to innovate and improve our discovery capabilities in the next-generation development of Nav1.8 ion channel inhibitors and other ion channel modulators.

Our earlier stage Nav1.8 pipeline consists of next-generation Nav1.8 inhibitor molecules, which may provide effective pain management medicines at a lower dose than other Nav1.8 inhibitors. We believe a lower dose with next-generation Nav1.8 medicines may enable additional opportunities for other formulations and routes of administration including gels, patches, eye drops, inhalers and injectables, expanding our reach within the pain market and offering patients therapeutic options beyond oral and IV delivery. We anticipate selecting our next Nav1.8 development candidate in    . We are also in discovery of additional ion channel modulators involved in peripheral transmission of pain that represent potential complementary mechanisms of action to Nav1.8 inhibition for additional pain relief, including in other pain etiologies like neuropathic pain.

Our Strategy

Our goal is to develop and deliver medicines that alleviate acute and chronic pain without causing addiction, and the key elements of our strategy to achieve these goals are to:

•	Advance the development and potential approval of our lead product candidate, LTG-001, for acute pain.

•	Develop our next-generation product candidate, LTG-321, initially for chronic musculoskeletal pain.

•	Advance our preclinical candidates to improve the patient treatment experience, expand commercial opportunities and support life-cycle management.

•

Leverage our discovery and clinical development capabilities to expand our pipeline with other innovative therapeutic candidates designed to be used alone or in combination with our Nav1.8 targeting pipeline for the treatment of pain.

•	Maximize the commercial opportunity of our pain candidates.

Our Team and Investors

We have assembled a highly experienced management team with deep expertise in discovery and clinical development of pain medicines as well as commercialization. Our clinical team, led by Chief Medical Officer Neil Singla, M.D., has conducted more than 250 pain studies, including over 50 chronic pain studies, participated in over 75 FDA Division of Anesthesiology, Addiction Medicine and Pain meetings, including 14 FDA Advisory Committees for pain drug candidates, and pioneered proprietary methodologies that enhance the rigor and clinical outcomes of pain management studies. Our Chief Executive Officer (CEO) Nima Farzan brings deep leadership experience in the areas of clinical development, commercialization, raising capital and executing strategic transactions from his prior experience as CEO of Kinnate Biopharma and PaxVax as well as his clinical development and commercial roles at Novartis.

Our team is further supported by a strong syndicate of leading life sciences institutional investors, including Westlake BioPartners, Foresite Capital, 5AM Ventures and Blue Owl Healthcare Opportunities, and we have raised approximately $286.4 million since inception.

Risks Associated With Our Business

Investing in our common stock involves significant risks. You should carefully consider the risks described in the section titled “Risk Factors” immediately following this prospectus summary and elsewhere in this prospectus before making a decision to invest in our common stock. If we are unable to successfully address these risks and challenges, our business, financial condition, results of operations or prospects could be materially and adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. Below is a summary of some of the more significant risks we face.

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We are a clinical-stage biotechnology company with a limited operating history. We have no history of commercializing products, which may make it difficult to evaluate our approach to the discovery and development of our product candidates and the prospects for our future viability.

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Even if this offering is successful, we will require substantial additional financing to achieve our goals, which may cause dilution to our stockholders, and failure to obtain additional capital when needed, or on acceptable terms to us, could cause us to delay, limit, reduce, or terminate our product development or future commercialization efforts.

•

We only have two product candidates, LTG-001 and LTG-321, in clinical development. If we are unable to continue to advance our product candidates in clinical development, obtain regulatory approval and ultimately commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed.

•

Preclinical and clinical development involves a lengthy and expensive process, with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial or real-world results. Our product candidates may not have favorable results in clinical trials or preclinical studies or receive regulatory approval on a timely basis, if at all.

•	We will need to grow our organization, and we may experience difficulties in managing our growth and expanding our operations, which could adversely affect our business.

•

We are dependent on the services of our management and other clinical and scientific personnel, and if we are not able to retain these individuals or recruit additional management or clinical and scientific personnel, our business will suffer.

•	Our projections regarding the market opportunities for our product candidates may not be accurate and the actual market for our products may be smaller than we estimate.

•

If we are unable to obtain, maintain and protect sufficient patent and other intellectual property rights for our product candidates and technology, or if the scope of patent and other intellectual property rights obtained is not sufficiently broad, we may not be able to compete effectively in our market.

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We rely on certain in-licensed patents and other intellectual property rights in connection with our development of our product candidates and may be required to acquire or license additional patents or other intellectual property rights to continue to develop and commercialize our product candidates.

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We rely on third parties to conduct our preclinical studies and clinical trials. If these third parties that we rely on to execute our preclinical studies or clinical trials do not successfully carry out their contractual duties, comply with applicable regulatory requirements or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates.

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We rely on third-party manufacturers and suppliers to supply our product candidates. The loss of our third-party manufacturers or suppliers, or their failure to comply with applicable regulatory requirements or to supply sufficient quantities at acceptable quality levels or prices, within acceptable timeframes, or at all, would materially and adversely affect our business.

•	We may form or seek collaborations or strategic alliances, enter into licensing arrangements or other business transactions in the future, and we may not realize the benefits of such transactions.

•

Competitive products may reduce or eliminate the commercial opportunity for our product candidates for our current or future indications. If our competitors develop technologies or product candidates more rapidly than we do, or their technologies are more effective or safer than ours, our ability to develop and successfully commercialize our product candidates may be adversely affected.

•

Even if our product candidates receive regulatory approval, they may fail to achieve the degree of market acceptance by physicians, patients and others in the medical community necessary for commercial success, in which case we may not generate significant revenues or become profitable.

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We currently have no marketing and sales organization and have no experience as a company in commercializing products, and we may have to invest significant resources to develop these capabilities. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our products, we may not be able to generate product revenue.

•	Ongoing healthcare legislative and regulatory reform measures may adversely affect our business, results of operations and financial condition.

•

A significant portion of our total outstanding shares are eligible to be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

•

We identified a material weakness in our internal control over financial reporting. If we fail to remediate this material weakness, or if we identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

Corporate Information

We were originally incorporated under the laws of the State of Delaware in November 2018. Our principal executive offices are located at 1300 Rancho Conejo Boulevard, Suite 305, Thousand Oaks, California 91320, and our telephone number is (805) 716-2927. Our website is www.latigobio.com. We have included our website in this prospectus solely as a textual reference. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained in, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock.

This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (JOBS Act), and we may remain an emerging growth company for up to five years following the closing of this offering. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) (Section 404) of the Sarbanes-Oxley Act of 2002, as amended (Sarbanes-Oxley Act), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period and, therefore, we are not subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies; however, we may adopt certain new or revised accounting standards early. We would cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the fiscal year in which we have $1.235 billion or more in annual revenue; (ii) the date on which we first qualify as a large accelerated filer under the rules of the U.S. Securities and Exchange Commission (SEC); (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of this offering.

We are also a “smaller reporting company” as defined in the Securities Exchange Act of 1934, as amended (Exchange Act). We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as the market value of our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year, and the market value of our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

The Offering

Common stock offered by us	shares.

Option to purchase additional shares	We have granted the underwriters an option to purchase up to additional shares of our common stock from us at any time within 30 days of the date of this prospectus.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds

We estimate that the net proceeds to us from the sale of our common stock in this offering will be approximately $    million (or approximately $    million if the underwriters exercise their option to purchase additional shares in full), assuming an initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to     , and for other research and development activities, as well as for capital expenditures, working capital and other general corporate purposes. See the section titled “Use of Proceeds” for additional information.

Risk factors	See the section titled “Risk Factors” for additional information and a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed Nasdaq Global Market symbol	“LTGO”

The number of shares of our common stock to be outstanding after this offering set forth above is based on     shares of our common stock outstanding as of March 31, 2026, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into    shares of our common stock in connection with the closing of this offering, and excludes:

•

     shares of our common stock issuable upon the exercise of stock options outstanding under the 2019 Stock Plan (the 2019 Plan) as of March 31, 2026, with a weighted-average exercise price of $    per share;

•	shares of our common stock issuable upon the exercise of stock options outstanding granted under the 2019 Plan subsequent to March 31, 2026, with a weighted-average exercise price of $ per share;

•	shares of our common stock reserved for future issuance under our 2026 Equity Incentive Plan (the 2026 Plan), which will become effective upon the execution and delivery of

the underwriting agreement for this offering (which shares include     shares plus the number of shares (not to exceed     shares) (i) that remain available for the issuance of awards under the 2019 Plan, at the time the 2026 Plan becomes effective and (ii) underlying outstanding stock awards granted under the 2019 Plan that, on or after the date the 2026 Plan becomes effective, terminate or expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive and Director Compensation—Equity Incentive Plans”), as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2026 Plan; and

•

     shares of our common stock reserved for future issuance under our 2026 Employee Stock Purchase Plan (the ESPP), which will become effective upon the execution and delivery of the underwriting agreement for this offering, as well as any annual automatic increases in the number of shares of our common stock reserved for future issuance under the ESPP.

Unless otherwise indicated, the information in this prospectus reflects and assumes the following:

•	a one-for- reverse stock split of our common stock and convertible preferred stock to be effected prior to the closing of this offering;

•

the conversion, in accordance with our existing certificate of incorporation, of all outstanding shares of our convertible preferred stock into an aggregate of     shares of our common stock in connection with the closing of this offering;

•	no exercise of the outstanding stock options described above;

•	no exercise by the underwriters of their option to purchase up to additional shares of our common stock from us in this offering; and

•	the filing and effectiveness of our amended and restated certificate of incorporation in Delaware in connection with the closing of this offering.

Summary Financial Data

The following tables summarize our financial data as of and for the periods indicated. We have derived the summary statements of operations data for the years ended December 31, 2024 and 2025 from our audited financial statements included elsewhere in this prospectus. We have also derived the summary interim condensed statements of operations data for the three months ended March 31, 2025 and 2026, and the summary interim condensed balance sheet data as of March 31, 2026 from our unaudited interim condensed financial statements included elsewhere in this prospectus. Our audited financial statements and unaudited interim condensed financial statements included elsewhere in this prospectus have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). Our unaudited interim condensed financial statements were prepared on a basis consistent with our audited financial statements and include, in our opinion, adjustments of a normal and recurring nature that are necessary for the fair statement of the financial information set forth in those statements included elsewhere in this prospectus.

Our historical results presented below are not necessarily indicative of the results to be expected for any future period. The following summaries of our financial data should be read in conjunction with the sections titled “Risk Factors,” “Capitalization,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes included elsewhere in this prospectus. The summary financial data included in this section are not intended to replace the financial statements and are qualified in their entirety by our financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2024	2025		2025		2026
	(in thousands, except per share amounts)
Statements of Operations Data:
Operating expenses:
Research and development	$56,784		$99,530	$		$
General and administrative	6,667		10,862

Total operating expenses	$63,451		$110,392		$		$

Loss from operations	(63,451)		(110,392)
Interest income	(2,264)		(2,943)
Change in fair value of preferred stock tranche liability	—		1,674
Other (income) expense, net	(4)		44

Total other income (expense), net	$(2,268)		$(1,225)		$		$

Net loss and comprehensive loss	$(61,183)		$(109,167)	$		$
Net loss and comprehensive loss per share—basic and diluted(1)	$(14.02)		$(20.12)	$		$
Weighted-average number of shares used in computing net loss per share—basic and diluted(1)	4,363		5,427
Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)		$				$
Pro forma weighted-average common shares outstanding, basic and diluted (unaudited)(2)

(1)

See Note 11 to our audited financial statements and Note  to our unaudited interim condensed financial statements included elsewhere in this prospectus for details on the calculation of basic and diluted net loss per share attributable to common stockholders.

(2)

Unaudited pro forma net loss per share, basic and diluted, attributable to common stockholders, is calculated giving effect to the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock. Pro forma net loss per share attributable to common stockholders does not include the shares expected to be sold and related proceeds to be received in this offering. Unaudited pro forma net loss per share attributable to common stockholders for the year ended December 31, 2025 and for the three months ended March 31, 2026 was calculated using the weighted-average number of shares of our common stock outstanding, including the pro forma effect of the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock, as if such conversions had occurred at the beginning of the period.

As of March 31, 2026
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$	$	$
Restricted cash
Working capital(4)
Total assets
Total liabilities
Convertible preferred stock
Accumulated deficit
Total stockholders’ (deficit) equity

(1)

Gives effect to the conversion of all outstanding shares of convertible preferred stock into an aggregate of    shares of our common stock and the related reclassification of the convertible preferred stock to permanent equity in connection with the closing of this offering and the filing and effectiveness of our amended and restated certificate of incorporation, which will occur in connection with the closing of this offering.

(2)

Gives effect to (i) the pro forma adjustments set forth in footnote (1) above and (ii) our sale of    shares of our common stock in this offering at an assumed initial public offering price of $   per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

Pro forma as adjusted balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $   per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $   million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each one million share increase (decrease) in the number of shares offered by us would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $   million, assuming that the assumed initial offering price to the public remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(4)

We define working capital as current assets less current liabilities. See our financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our financial statements and their related notes included elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before making an investment decision. If any of the following risks actually occur, our business, prospects, operating results and financial condition could suffer materially, the trading price of our common stock could decline, and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial also may materially and adversely affect our business, prospects, operating results and financial condition.

Risks Related to Our Limited Operating History, Financial Position and Need for Additional Capital

We are a clinical-stage biotechnology company with a limited operating history. We have no history of commercializing products, which may make it difficult to evaluate our approach to the discovery and development of our product candidates and the prospects for our future viability.

We are a clinical-stage biotechnology company with a limited operating history. We were formed in November 2018, and our operations to date have been limited to organizing, staffing, and financing our company, business planning, conducting research and development activities, conducting preclinical studies and clinical trials for our product candidates, and establishing our intellectual property portfolio.

LTG-001 and LTG-321 are in clinical development and our other product candidates and programs are in preclinical development or discovery stages. We have not yet demonstrated an ability to successfully obtain regulatory approvals, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, conduct sales and marketing activities necessary for successful product commercialization or generate revenues. We may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving our business objectives. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in clinical development, especially clinical-stage biotechnology companies such as ours. Any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing pharmaceutical products.

We have incurred substantial losses since our inception. We anticipate incurring substantial and increasing losses for the foreseeable future and may never achieve or maintain profitability.

Investment in pharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval and become commercially viable. For the years ended December 31, 2024 and 2025, our net losses were approximately $61.2 million and $109.2 million, respectively. For the three months ended March 31, 2025 and 2026, our net losses were $     million and $     million, respectively. As of March 31, 2026, we had an accumulated deficit of approximately $     million. Substantially all of our losses have resulted from expenses incurred in connection with research and development, preclinical study and clinical trial costs, and from general and administrative costs associated with our operations.

We expect to continue to incur significant expenses and additional operating losses for the foreseeable future as we seek to advance our product candidates through preclinical and clinical development, expand our research and development activities, develop new product candidates, complete clinical trials, seek regulatory approval and prepare to, and if we receive regulatory approval, commercialize our products. Furthermore, the costs of advancing product candidates into each succeeding clinical phase tend to increase substantially over time. The total costs to advance any of our product candidates to regulatory approval in even a single jurisdiction would be substantial. Because of the numerous risks and uncertainties associated with product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to generate any revenue from the commercialization of any approved products or achieve or maintain profitability. Our expenses will also increase substantially as we operate as a public company and add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts.

We have no product candidates approved for commercial sale and have not generated any revenue from the sale of products. Our ability to become and remain profitable depends on our ability to generate revenue. We do not expect to generate significant revenue, if any, unless and until we, either alone or with a collaborator, are able to obtain regulatory approval for, and successfully commercialize, our product candidates for their initial and potential additional indications, or any other product candidates we may develop in the future.

Successful commercialization will require achievement of many key milestones, including demonstrating each product candidate’s safety and efficacy in clinical trials, obtaining regulatory approval for these product candidates, manufacturing, marketing and selling those products for which we, or any of our future collaborators, may obtain regulatory approval, satisfying any post-marketing requirements and obtaining reimbursement for our products from private insurance or government payors. Because of the uncertainties and risks associated with these activities, we are unable to accurately and precisely predict the timing and amount of expenses or when, or if, we will be able to generate any revenue, the extent of any further losses, or if or when we might achieve profitability. We and any future collaborators may never succeed in these activities and, even if we do, or any future collaborators do, we may never generate revenues that are large enough for us to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Additionally, our expenses could increase if we are required by the FDA, or any comparable foreign regulatory authority, to perform clinical trials in addition to those currently expected, or if there are any delays in completing our clinical trials or in the nonclinical or manufacturing-related activities associated with the development of our product candidates. Even if we succeed in obtaining regulatory approvals for and commercializing LTG-001 and LTG-321, we expect to incur substantial development costs and other expenditures to develop and market additional product candidates.

We may also encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue or raise additional capital. Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders’ equity and our working capital. Our failure to become and remain profitable may depress the market price of our common stock and could impair our ability to raise capital, expand our business, build out our pipeline or continue our operations. If we continue to suffer losses as we have in the past, you may not receive any return on your investment and may lose your entire investment.

Even if this offering is successful, we will require substantial additional financing to achieve our goals, which may cause dilution to our stockholders, and failure to obtain additional capital when needed, or on acceptable terms to us, could cause us to delay, limit, reduce or terminate our product development or future commercialization efforts.

The development of pharmaceutical product candidates is capital-intensive. We expect to continue to spend substantial amounts of cash to conduct further research and development, preclinical studies, and clinical trials of our current and any future product candidates, to seek regulatory approvals for our product candidates and to prepare for and launch and commercialize any products if we receive regulatory approval.

Our operations have consumed substantial amounts of cash since our inception. As of March 31, 2026, we had $    million of cash and cash equivalents. Based on our current operating plan, we estimate that our existing cash and cash equivalents as of the date of this prospectus, together with the estimated net proceeds from this offering, will be sufficient to fund our projected operating expenses and capital expenditure requirements through    . Our future capital requirements and the period for which our existing resources will support our operations may vary significantly from what we expect, and we will in any event require additional capital in order to complete clinical development of our current programs. Our monthly spending levels will vary based on new and ongoing development and corporate activities. Because the length of time and activities associated with development of our product candidates and programs is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and future commercialization activities, if any. Our future capital requirements will depend on many factors, including:

•	the scope, timing, progress, costs and results of discovery, preclinical development and clinical trials for our current or future product candidates;

•	the number of clinical trials required for regulatory approval of our current or future product candidates, which may differ between the United States and other countries or regions;

•	the costs, timing and outcome of regulatory review of any of our current or future product candidates;

•

the costs associated with acquiring or licensing additional product candidates, technologies or assets, including the timing and amount of any milestones, royalties or other payments due in connection with our acquisitions and licenses;

•	the cost of manufacturing clinical and commercial supplies of our current or future product candidates;

•

the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims, including any claims by third parties that we are infringing upon their intellectual property rights;

•

our ability to maintain existing, and establish new, strategic collaborations or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty or other payments due under any such agreement;

•	the costs and timing of future commercialization activities, including manufacturing, marketing, sales and distribution, for any product candidate for which we receive regulatory approval;

•	the revenue, if any, received from commercial sales of the product candidate(s) for which we receive regulatory approval;

•	expenses to attract, hire and retain skilled personnel;

•	the costs of operating as a public company;

•

our ability to establish a commercially viable pricing structure and obtain approval for coverage and adequate reimbursement from third-party and government payors for any products that receive regulatory approval;

•

our ability to mitigate the impact of adverse macroeconomic conditions or geopolitical events and conflicts, including any health epidemics and their residual effects, bank failures or inflation and increased interest rates, on our preclinical and clinical development or operations;

•	the effect of competing technological and market developments; and

•	the extent to which we acquire or invest in businesses, products and technologies.

We will require substantial additional capital in addition to the proceeds of this offering to achieve our business objectives, which we may raise through public or private equity offerings, debt financings or other capital sources, including strategic collaborations, licenses and other similar arrangements to enable us to complete the development and potential commercialization of our product candidates. Additional funds may not be available on a timely basis, on favorable terms or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. Additionally, if we raise additional funds through future collaborations, licenses and other similar arrangements, we may have to relinquish valuable rights to our future revenue streams or product candidates or grant licenses on terms that may not be favorable to us and/or that may reduce the value of our common stock. Market volatility resulting from potential negative global economic conditions and disruptions in the United States and international credit and financial markets including due to geopolitical conflicts, tariffs, other fiscal and trade policy changes, bank failures, supply chain and labor disruptions, the effects of a health epidemic or pandemic or other factors may further adversely impact our ability to access capital as and when needed. Our failure to raise capital as and when needed would have a negative effect on our financial condition and our ability to pursue our business strategy. In addition, attempting to secure additional financing may divert the time and attention of our management from day-to-day activities and harm our development efforts.

In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our common stock. Any future debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, selling or licensing our assets, making capital expenditures, declaring dividends or encumbering our assets to secure future indebtedness. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed or on terms acceptable to us, we would be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

The report of our independent registered public accounting firm included a “going concern” explanatory paragraph.

We have concluded that there is substantial doubt about our ability to continue as a going concern, and the report of our independent registered public accounting firm on our financial statements as of and for the year ended December 31, 2025 included an explanatory paragraph indicating that there was substantial doubt about our ability to continue as a going concern. If we are unable to raise additional capital as and when needed, our business, financial condition and results of operations will be materially and adversely affected, and we may be forced to delay our development efforts, limit our activities and reduce research and development costs. If we are unable to continue as a going concern, we may have to liquidate our assets, and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements. The inclusion of a going concern explanatory paragraph by our independent registered public accounting firm, our limited cash resources and our potential inability to continue as a going concern may materially adversely affect our ability to raise new capital, enter into licensing and collaboration arrangements or other contractual relationships with third parties and otherwise execute our development strategy.

Risks Related to the Discovery, Development and Regulatory Approval of Our Product Candidates

If we are unable to successfully develop, obtain approval and commercialize treatments for acute and chronic pain, our business could be materially harmed.

We currently have two product candidates in clinical development. LTG-001 is being developed for acute pain and LTG-321 is being developed initially for chronic musculoskeletal pain. We have completed a clinical trial for LTG-001 for the treatment of moderate to severe acute pain in patients undergoing abdominoplasty, which was designed and conducted to be pivotal, and we plan to conduct a placebo-controlled Phase 3 trial in patients undergoing bunionectomy and an open-label acute pain safety trial in surgical and nonsurgical patients to meet FDA requirements for patient exposures. We have also completed Phase 1 clinical trials for LTG-321 for the treatment of chronic pain and expect to commence a Phase 2 clinical trial investigating LTG-321 in participants with chronic pain associated with osteoarthritis of the knee. If we do not obtain approval of LTG-001 or LTG-321 or any of our future product candidates, our business may be materially harmed. Even if we receive regulatory approval for LTG-001 or LTG-321 or any of our future product candidates, they may not gain or maintain market acceptance among physicians and patients or other members of the medical community. In addition to the risks normally associated with launching a new branded product, LTG-001 and LTG-321 will need to compete in a mature acute pain market that largely consists of low-cost generic drugs, including opioids, non-steroidal anti-inflammatory drugs, acetaminophen and local anesthetics. If we are not able to successfully develop, obtain approval for and commercialize treatments for acute and chronic pain, our future net product revenues and cash flows will be adversely affected and our business could be materially harmed.

We only have two product candidates, LTG-001 and LTG-321, in clinical development. If we are unable to continue to advance our product candidates in clinical development, obtain regulatory approval and ultimately commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed.

We are substantially dependent on the success of our product candidates, LTG-001 and LTG-321, which are in clinical development. We will need to continue to progress LTG-001 and LTG-321 through our ongoing and planned clinical trials and progress any future development program through preclinical studies and submit INDs to the FDA or comparable foreign regulatory applications to applicable foreign regulatory authorities prior to initiating their clinical development.

Our ability to generate product revenues, which we do not expect will occur for a number of years, if ever, will depend heavily on the successful development and eventual commercialization of our product candidates. The success of our product candidates will depend on several factors, including the following:

•	completion of preclinical studies with favorable results, including certain studies required to be in compliance with good laboratory practice (GLP) requirements;

•	successful enrollment in, and completion of, clinical trials in accordance with good clinical practice (GCP) requirements and other applicable rules and regulations and with favorable results;

•	completion of toxicology and clinical pharmacology with favorable results, which are necessary to advance our product candidates into subsequent phases of clinical trials or for approval;

•	sufficiency of our financial and other resources to complete the necessary preclinical studies and clinical trials;

•

allowance to proceed with clinical trials under INDs by the FDA or under similar regulatory submissions by applicable foreign regulatory authorities for the conduct of clinical trials of our product candidates and our proposed design of future clinical trials;

•	maintaining and establishing relationships with contract research organizations (CROs) and clinical sites for the clinical development of our product candidates;

•	demonstrating the safety and efficacy of our product candidates to the satisfaction of the FDA and other applicable foreign regulatory authorities;

•

receipt of regulatory approvals from applicable regulatory authorities, including new drug applications (NDAs) from the FDA and approvals from comparable foreign regulatory authorities and maintaining such approvals;

•	making arrangements with third-party manufacturers, or manufacturing sufficient quantities of product candidates for clinical and commercial use using our own facilities;

•	establishing sales, marketing and distribution capabilities and launching commercial sales of our products, if and when approved, whether alone or in collaboration with others;

•	acceptance of any products we develop and their benefits and uses, if and when approved, by patients, the medical community and third-party payors;

•	establishing and maintaining patent and trade secret protection or regulatory exclusivity for our product candidates;

•	effectively competing with other therapies;

•	obtaining and maintaining healthcare coverage and adequate reimbursement from third-party payors;

•	maintaining an acceptable safety profile of our products following approval; and

•	building and maintaining an organization of people who can successfully develop our product candidates.

We have not yet succeeded and may not succeed in demonstrating efficacy and safety for any product candidates in clinical trials to support obtaining regulatory approval. Given our stage of development, it may take multiple years before we can demonstrate the safety and efficacy of a product candidate sufficient to warrant approval for commercialization, if we can do so at all. If we are unable to develop, or obtain regulatory approval for, or, if approved, successfully commercialize our product candidates, we may not be able to generate sufficient revenue to continue our business.

Our approach to the development of product candidates is unproven, and we do not know whether we will be able to develop any products of commercial value, or if competing technological approaches will limit the commercial value of our product candidates.

Our success depends on our ability to identify, develop and obtain regulatory approval for and commercialize our product candidates. While we have had favorable preclinical study and early clinical trial results, we may not succeed in demonstrating efficacy and safety for any product candidates in subsequent clinical trials or in obtaining regulatory approval thereafter.

Our approach focuses on Nav1.8 inhibition, which addresses peripheral pain signaling. Certain pain states involve central sensitization and brain-based pain processing mechanisms that are not directly targeted by Nav1.8 inhibition. If central pain components are significant drivers of pain in the patient populations we target, the efficacy of LTG-001, LTG-321 and any of our future product candidates may be limited or less durable than anticipated. In addition, there is uncertainty regarding whether repeated or chronic dosing of Nav1.8 inhibitors may lead to compensatory mechanisms or tolerance, reducing therapeutic effect over time. If tolerance develops or central pain mechanisms limit efficacy, our product candidates may fail to demonstrate sufficient clinical benefit to support regulatory approval or commercial success.

We may also be unsuccessful in using our approach to identify additional product candidates, and any of our product candidates may be shown to have harmful side effects or may have other characteristics that may necessitate additional clinical testing or make the product candidates unmarketable or unlikely to receive or maintain regulatory approval. In particular, any failure of one of our development programs, or a competitor’s product or development program that is pursuing a similar approach, could create a perception that our other programs are less likely to succeed or that our approach is not viable.

In addition, the pharmaceutical industry is characterized by rapidly advancing technologies. Our future success will depend in part on our ability to maintain a competitive position with our approach. If we fail to stay at the forefront of technological change in using our approach to create and develop product candidates, we may be unable to compete effectively. Our competitors may render our approach obsolete or limit the commercial value of our product candidates through advances in existing technological approaches or the development of new or different approaches. By contrast, adverse developments with respect to other companies that attempt to use a similar approach to our approach may adversely impact the actual or perceived value of our approach and potential of our product candidates.

If any of these events occur, our ability to successfully discover, develop and commercialize any product candidates may be impaired and the value of our company could decline significantly.

Preclinical and clinical development involves a lengthy and expensive process, with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial or real-world results. Our product candidates may not have favorable results in clinical trials or preclinical studies or receive regulatory approval on a timely basis, if at all.

LTG-001 and LTG-321 are in clinical development and their risk of failure is high. It is impossible to predict when or if our product candidates will receive regulatory approval. To obtain the requisite regulatory approvals to commercialize our product candidates, we must demonstrate through lengthy, complex and expensive clinical trials that our product candidates are safe and effective in patient populations for the intended indication(s) for use. Preclinical studies and clinical trials can take many years to complete, and their outcomes are inherently uncertain. Failure can occur at any time during the preclinical study or clinical trial process, despite promising preclinical or clinical results. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials, and results in one indication may not be predictive of results to be expected for the same product candidates in another indication. Specifically, results from any single acute pain model may not be predictive of results in other acute pain models or indications within musculoskeletal pain. For example, results from studies in an abdominoplasty model may not predict results in a bunionectomy model or other musculoskeletal indications. Additionally, results from our previously conducted dental pain study, which showed no active treatment separated from placebo with statistical significance, were not replicated in our abdominoplasty trial. We cannot ensure that results obtained in any completed or ongoing study will be replicated in future studies across different indications or patient populations, including in any proposed chronic pain indications. Results observed in acute pain studies may not be predictive of efficacy or safety in chronic pain settings, which involve fundamentally different patient populations, dosing regimens and disease mechanisms.

Additionally, differences in trial design between early-stage clinical trials and later-stage clinical trials make it difficult to extrapolate the results of earlier clinical trials to later clinical trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unfavorable safety profiles, notwithstanding promising results in earlier trials. Such setbacks have occurred and may occur for many reasons, including, but not limited to: clinical sites and investigators may deviate from clinical trial protocols, whether due to lack of training or otherwise, and we may fail to detect any such deviations in a timely manner; patients may fail to adhere to any required clinical trial procedures; our product candidates may fail to demonstrate effectiveness or safety in certain patient subpopulations, which has not been observed in earlier trials due to limited sample size, lack of analysis or otherwise; or our clinical trials may not adequately represent the patient populations we intend to treat, whether due to limitations in our trial designs or otherwise, such as where one patient subgroup is overrepresented in the clinical trial. We may be unable to establish clinical endpoints that applicable regulatory authorities would consider clinically meaningful. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates achieved promising results have nonetheless failed to obtain regulatory approval of such product candidates or, upon commercialization, achieve or maintain positive real-world results. More specifically, the FDA’s regulatory expectations for non-opioid pain therapies continue to evolve, and we cannot predict how changing agency priorities, review standards or guidance documents applicable to this therapeutic class may affect the regulatory pathway for LTG-001, LTG-321 and any of our future product candidates. The FDA may impose novel requirements, including additional or expanded clinical trials, different primary endpoints or heightened safety data thresholds, that are specific to non-opioid analgesics and that were not contemplated at the time we designed our clinical program. Any such changes could significantly delay approval, if any, increase development costs, or require us to substantially modify our development plans.

Most product candidates that commence clinical trials are never approved as commercial products and there can be no assurance that any of our current or future clinical trials will ultimately be successful or support the approval of our current or any future product candidates.

We may experience delays in initiating or completing clinical trials or reporting data readouts for such trials, due to unforeseen events or otherwise, that could delay or prevent our ability to receive regulatory approval or commercialize our current and any future product candidates, including:

•

regulators, such as the FDA or comparable foreign regulatory authorities, Institutional Review Boards (IRBs) or ethics committees may impose additional requirements before permitting us to initiate a clinical trial, may not authorize us or our investigators to commence or conduct a clinical trial at a prospective trial site, may not allow us to amend trial protocols or regulators may disagree as to the design or implementation of our clinical trials and require that we modify or amend our clinical trial protocols or statistical analysis plans;

•

we may experience delays in reaching, or fail to reach, agreement on acceptable terms with CROs or with individual clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among trial sites;

•	delays in identifying, recruiting and training suitable clinical investigators;

•	IRBs refusing to approve, suspending or terminating the trial at an investigational site, precluding enrollment of additional participants or withdrawing their approval of the trial;

•	changes or amendments to the clinical trial protocol;

•	clinical trial sites may deviate from the trial protocol, fail to ensure the integrity of the data being collected at the site or drop out of a trial;

•	failure by any of our third-party contractors to perform in accordance with GCP requirements or applicable regulatory rules and guidelines in other countries;

•

the number of participants required for clinical trials may be larger than we anticipate, we may experience difficulty in finding and enrolling sufficient qualified patients for our trials, enrollment in clinical trials may be slower than we anticipate or participants may drop out or fail to return for post-treatment follow-up at a higher rate than we anticipate;

•	participants may fail to enroll or remain in our trials at the rate we expect, or fail to return for post-treatment follow-up, including participants failing to remain in our trials due to movement;

•	patients choosing an alternative product for the indications for which we are developing our product candidates, or participating in competing clinical trials;

•	the quality or quantity of data relating to our product candidates or other materials necessary to conduct our clinical trials may be inadequate to initiate or complete a given clinical trial;

•	we may experience difficulties in manufacturing, or fail to manufacture, sufficient quantities of our product candidates for use in clinical trials;

•	participants experiencing severe or serious unexpected drug-related adverse effects;

•

reports from clinical testing conducted by other companies of other therapies in the same class of agents that could be considered similar to our product candidates may raise safety, tolerability or efficacy concerns about our product candidates;

•	the cost of clinical trials may be greater than we anticipate, and we may lack adequate funding to initiate or continue one or more of our clinical trials;

•

a facility manufacturing our product candidates or any of their components being ordered by the FDA or comparable foreign regulatory authorities to temporarily or permanently suspend production due to violations of current Good Manufacturing Practice (cGMP) regulations or other applicable requirements or cross-contaminations of product candidates in the manufacturing process;

•	changes to our manufacturing processes may be necessary or desired;

•	third-party contractors being unwilling or unable to satisfy their contractual obligations to us in a timely or accurate manner;

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third-party contractors could become debarred or suspended or otherwise penalized by the FDA or other government or regulatory authorities for violations of regulatory requirements, in which case we may need to find a substitute contractor, and we may not be able to use some or all of the data produced by such contractors in support of our planned marketing applications; and

•

clinical trials of our product candidates may fail to show appropriate safety, tolerability or efficacy, may produce negative or inconclusive results or may otherwise fail to improve on the existing standard of care, and we may decide, or regulators may require us, to conduct additional clinical trials or we may decide to abandon product development programs.

Clinical trials must be conducted in accordance with the FDA and other applicable regulatory authorities’ legal requirements, regulations and guidelines, and remain subject to oversight by these governmental agencies as well as ethics committees or IRBs responsible for overseeing the conduct of clinical trials and ensuring the welfare of the research participants. We could encounter delays if a clinical trial is suspended or terminated by us, the IRBs of the institutions in which such trials are being conducted, the FDA or comparable foreign regulatory authorities or the Data Safety Monitoring Board for such trial. A suspension or termination may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical trial protocols, adverse findings from inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities, unforeseen safety issues or adverse side effects, failure to establish or achieve clinically meaningful trial endpoints, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. For example, the FDA placed our IND for LTG-001 on a clinical hold from May 2024 to November 2024 due to insufficient nonclinical data to support the initial submission of our abdominoplasty pain trial in April 2024. In addition, changes in regulatory requirements and policies may occur, and we may need to amend clinical trial protocols to comply with these changes. Amendments may require us to resubmit our clinical trial protocols to regulators or to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial. Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results.

Additionally, we have in the past and may in the future create synthetic molecules for comparative purposes. For example, we have created a synthetic version of suzetrigine for use in preclinical studies. We believe the results of these studies help us understand how the therapeutic index of our product candidates compare to competitor products. However, we cannot be certain that any synthetic molecule that we create is the same as the molecule we are attempting to recreate, and the results of the studies comparing any such synthetic molecule to any other product candidate may be different than the actual results of a head-to-head study of any such product candidate against a competitor molecule. Additional preclinical and clinical testing will be needed to evaluate the therapeutic index of our product candidates, and to understand their therapeutic potential relative approved drugs and other product candidates in development.

Further, conducting clinical trials in foreign countries, as we are doing for our product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled subjects in foreign countries to adhere to clinical protocols as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, and political and economic risks, including war, relevant to such foreign countries.

Many of the factors that cause, or lead to, a delay in the commencement or completion of, or the termination or suspension of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. Further, the FDA may disagree with our interpretation of data from clinical trials or may change the requirements for approval even after it has reviewed and commented on the design for our clinical trials.

We may, in the future, conduct preclinical and clinical research in collaboration with other academic, pharmaceutical or biotechnology entities in which we combine our development efforts with those of our collaborators. Such collaborations may be subject to additional delays because of the management of the trials, contract negotiations and the need to obtain agreement from multiple parties, which may increase our future costs and expenses.

Our product development costs will increase if we experience delays in clinical testing or in seeking regulatory approvals. We do not know whether any of our clinical trials will begin as planned,

will need to be redesigned or will be completed on schedule, or at all. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates and may allow our competitors to bring products to market before we do, potentially impairing our ability to successfully commercialize our product candidates, if approved. Any delays or increase in costs in our clinical development programs may harm our business, financial condition, results of operations and prospects.

We may find it difficult to enroll patients in our clinical trials. If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

Patient enrollment is a significant factor in the timing of clinical trials, and the timing of our clinical trials depends, in part, on the speed at which we can recruit and enroll patients to participate in our trials, as well as completion of required follow-up periods. We may not be able to initiate or continue clinical trials for our product candidates if we are unable to identify and enroll a sufficient number of eligible patients to participate in these trials to such trial’s conclusion as required by the FDA or comparable foreign regulatory authorities.

Patient enrollment is affected by many factors including the size and nature of the patient population, competing clinical trials in the same or similar indications or at the same trial site, the severity of the condition under investigation, the availability and efficacy of approved drugs and diagnostics for the condition under investigation, the number and location of clinical sites, the proximity of patients to clinical sites, willingness of patients to participate in a decentralized clinical trial that may involve remote monitoring technologies, the inclusion and exclusion criteria for the trial, perceived risks and benefits of the product candidate under study, the design of the clinical trial, continued enrollment of prospective patients by clinical trial sites, the risk that enrolled patients will not complete a clinical trial, our ability to recruit clinical trial investigators with the appropriate competencies and experience, efforts to facilitate timely enrollment in clinical trials, patient referral practices of physicians, the ability to monitor patients adequately during and after treatment, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages and risks of the product candidate being studied in relation to other available therapies, including any new products that may be approved for, or any product candidates under investigation for, the indications we are investigating. Clinical trial recruitment and enrollment activities may also be delayed as a result of macro-factors such as public health emergencies or pandemics, natural disasters and acts of terror or war.

Even if we are able to enroll a sufficient number of patients in our clinical trials, we may have difficulty maintaining enrollment of such patients, and delays in enrollment may result in increased costs or may affect the timing or outcome of our clinical trials. Any of these conditions may negatively impact our ability to complete such trials or include results from such trials in regulatory submissions, which could adversely affect our ability to advance the development of our product candidates.

Further, other pharmaceutical or biotechnology companies targeting these same conditions may be recruiting clinical trial patients from similar patient populations, which may make it more difficult in the future to fully enroll any clinical trials. Our inability to enroll a sufficient number of patients for any of our future clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. In addition, we expect to rely on clinical trial sites to ensure proper and timely conduct of our future clinical trials and, while we intend to enter into agreements governing their services, we will have limited influence over their actual performance.

We cannot assure you that our assumptions used in determining expected clinical trial timelines are correct or that we will not experience delays in enrollment, which would result in the delay of completion of such trials beyond our expected timelines.

Use of our product candidates could be associated with adverse side effects, adverse events or other safety risks, which could delay or preclude the candidate’s approval, cause us to suspend or discontinue clinical trials, cause us to abandon the product candidates, limit the commercial profile of any future approved product or result in other significant negative consequences that could severely harm our business, prospects, operating results and financial condition.

Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics related to our product candidates. Undesirable side effects caused by our product candidates could cause us, the IRB or regulatory authorities to interrupt, delay or halt clinical trials or cause the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities, or, if such product candidate is approved, result in a more restrictive label, including an inability to include an opioid-free label claim, and other post-approval requirements. Any treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial or could result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

If our product candidates are associated with undesirable side effects or have unexpected characteristics in clinical trials, we may need to interrupt, delay or abandon their development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective.

Because our initial clinical programs target acute pain in otherwise generally healthy patient populations, such as patients undergoing elective surgical procedures, even modest safety or tolerability signals may be viewed as unacceptable by the FDA, the IRB, clinical investigators or prescribers. Regulators and prescribers may apply a stricter risk-benefit standard to a product candidate intended for use in healthy individuals than they would for therapies targeting serious or life-threatening conditions. The full safety and tolerability profile of LTG-001 and LTG-321 cannot be assessed until substantially larger and longer studies have been completed, and unexpected findings in later trials could result in clinical holds, restrictive labeling, Risk Evaluation and Mitigation Strategy (REMS) requirements or reduced market acceptance.

Patients in our ongoing and planned clinical trials may in the future suffer significant adverse events or other side effects not observed in our preclinical studies or previous clinical trials. Even if such side effects do not preclude the product candidates from obtaining or maintaining regulatory approval, undesirable side effects may not support an opioid-free label claim or inhibit market acceptance due to tolerability concerns as compared to other available therapies. Any of these developments could materially harm our business, financial condition and prospects.

Additionally, if our product candidates receive regulatory approval, and we or others later identify undesirable side effects caused by such product, a number of potentially significant negative consequences could result. For example, the FDA could require us to adopt a REMS to ensure that the benefits of treatment with such product candidates outweigh the risks for each potential patient, which may include, among other things, a communication plan to health care practitioners, patient education, extensive patient monitoring or distribution systems and processes that are highly controlled, restrictive and more costly than what is typical for the industry. Other potentially significant negative consequences associated with post-marketing identification of adverse events or other safety risks include:

•	we may be required to suspend marketing of a product, or we may decide to remove such product from the marketplace;

•	regulatory authorities may withdraw or modify their approvals of a product;

•	regulatory authorities may require additional warnings or new contraindications on the label, or may limit access of a product to selective specialized centers with additional safety reporting and with requirements that patients be geographically close to these centers for all or part of their treatment;

•	we may be required to create a medication guide outlining the risks of a product for patients, or to conduct post-marketing studies;

•	we may be required to change the way a product is distributed or administered;

•	we could be subject to fines, injunctions or the imposition of criminal or civil penalties, or be sued and held liable for harm caused to participants or patients; and

•	a product may become less competitive, and our reputation may suffer.

Any of these events could diminish the usage or otherwise limit the commercial success of our product candidates and prevent us from achieving or maintaining market acceptance of our product candidates, if approved by the FDA or other regulatory authorities.

We may expend our limited resources to pursue a particular product candidate or a particular indication and fail to capitalize on product candidates or indications that may present a greater commercial opportunity or for which there is a greater likelihood of success.

Because we have limited resources, we must choose to pursue and fund the development of specific product candidates. Our resource allocation and other decisions may cause us to fail to identify and capitalize on viable potential product candidates or additional indications or other profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable product candidates. If we do not accurately evaluate the commercial potential or target market for a particular indication or product candidate, we may relinquish valuable rights to that product candidate through collaborations, licenses and other similar arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidates.

Interim, topline and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes to the final data.

From time to time, we may publicly disclose preliminary or topline data from our preclinical studies and clinical trials, which are based on preliminary analyses of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular preclinical study or clinical trial. We also make assumptions, estimations, calculations and conclusions as part of our data analyses, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline or preliminary results that we report may differ from future results of the same studies or trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline and preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the topline or preliminary data we previously published. As a result, topline and preliminary data should be viewed with caution until the final data are available.

From time to time, we may also disclose interim data from our preclinical studies and clinical trials. Interim data from clinical trials are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from our clinical trials continue other treatments for their condition. Adverse differences between interim data and final data could significantly harm our business prospects.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and could adversely affect the success of our business. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure.

If the interim, topline or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, financial condition, results of operations and prospects. Further, disclosure of interim, topline or preliminary data by us or by our competitors could result in volatility in the price of our common stock after this offering.

Even if we complete the necessary preclinical studies and clinical trials, the regulatory approval process is expensive, time-consuming and uncertain and may prevent us or any future collaboration partners from obtaining approvals for the commercialization of our product candidates.

Any product candidates we may develop and the activities associated with their development and commercialization, including their design, testing, manufacture, recordkeeping, labeling, storage, approval, advertising, promotion, import, export, marketing and distribution, are subject to comprehensive regulation by the FDA and other regulatory authorities in the United States and by comparable foreign regulatory authorities. Failure to obtain regulatory approval for a product candidate will prevent us from commercializing the product candidate in a given jurisdiction. We have not received approval to market any product candidates from regulatory authorities in any jurisdiction and it is possible that none of the product candidates we may seek to develop in the future will ever obtain regulatory approval. We have no experience in filing and supporting the applications necessary to gain regulatory approvals. Although we believe that we have the capabilities to conduct preclinical studies and clinical trials and to eventually submit regulatory approval applications using our internal resources, we selectively employ and may in the future rely on CROs or regulatory consultants to assist us in this process. Securing regulatory approval requires the submission of extensive preclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing regulatory approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority.

The process of obtaining regulatory approvals, both in the United States and abroad, is expensive, often takes many years following the commencement of clinical trials, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved, as well as the target indications and patient populations. Changes in regulatory approval policies during the development period, changes in or the enactment of additional statutes or regulations or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. Prior to obtaining approval to commercialize a product candidate in the United States or abroad, we must demonstrate with substantial evidence from adequate and well-controlled clinical trials, and to the satisfaction of the FDA or comparable foreign regulatory authorities, that such product candidates are safe and effective for their intended uses. Despite the time and expense invested in clinical development of product candidates, regulatory approval of a product candidate is never guaranteed. Of the large number of drugs in development, only a small percentage successfully complete the FDA or foreign regulatory approval processes and are commercialized.

The FDA or comparable foreign regulatory authorities can delay, limit or deny approval of a product candidate for many reasons, including:

•	such authorities may disagree with the design or execution of our clinical trials;

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negative or ambiguous results from our clinical trials or results may not meet the level of statistical significance or persuasiveness required by the FDA or comparable foreign regulatory agencies for approval;

•	serious and unexpected drug-related side effects may be experienced by patients in our clinical trials or by individuals using drugs similar to our product candidates;

•	the population studied in the clinical trial may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;

•	such authorities may not accept clinical data from trials that are conducted at clinical facilities or in countries where the standard of care is potentially different from that of their own country;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	such authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

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such authorities may not agree that the data collected from clinical trials of our product candidates are acceptable or sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere, and such authorities may impose requirements for additional preclinical studies or clinical trials;

•	such authorities may disagree with us regarding the formulation, labelling and/or the product specifications of our product candidates;

•	approval may be granted only for indications that are significantly more limited than those sought by us, and/or may include significant restrictions on distribution and use;

•	such authorities may find deficiencies in the manufacturing processes or facilities of the third-party manufacturers with which we contract for clinical and commercial supplies; or

•	such authorities may not accept a submission due to, among other reasons, the content or formatting of the submission.

With respect to foreign markets, approval procedures vary among countries and, in addition to the foregoing risks, may involve additional product testing, administrative review periods and agreements with pricing authorities.

Even if we eventually complete clinical trials and receive approval of an NDA or comparable foreign marketing application for our product candidates, the FDA or comparable foreign regulatory authority may grant approval contingent on the performance of costly additional clinical trials and/or the implementation of a REMS, which may be required because the FDA believes it is necessary to ensure safe use of the product after approval.

If we experience delays in obtaining approval or if we fail to obtain approval of any product candidates we may develop, the commercial prospects for those product candidates, including for other targeted indications, may be harmed and our ability to generate revenues will be materially impaired.

We are conducting and plan to conduct additional clinical trials for our product candidates outside the United States and the FDA may not accept data from such trials.

We are conducting and plan to conduct additional clinical trials outside the United States. For example, we have completed Phase 1 trials for LTG-001 and LTG-321 in New Zealand. The acceptance of study data from clinical trials conducted outside the U.S. or another jurisdiction by the FDA or comparable foreign regulatory authority may be subject to certain conditions or may not be accepted at all.

Where data from foreign clinical trials are intended to serve as the sole basis for regulatory approval in the United States, the FDA will not approve the application on the basis of foreign data alone unless those data are applicable to the U.S. population and U.S. medical practice, the clinical trials were performed by clinical investigators of recognized competence and the data are considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. In addition, even where the foreign study data are not intended to serve as the sole basis for approval, if the study was not otherwise subject to an IND, the FDA will not accept the data as support for an application for regulatory approval unless the study is well-designed and well-conducted in accordance with GCP requirements and the FDA is able to validate the data from the study through an onsite inspection if deemed necessary. Many foreign regulatory authorities have similar requirements for clinical data gathered outside of their respective jurisdictions. In addition, such clinical trials would be subject to the applicable local laws of the foreign jurisdictions where the clinical trials are conducted. There can be no assurance the FDA will accept data from clinical trials conducted outside of the United States. If the FDA does not accept any such data, it would likely result in the need for additional clinical trials, which would be costly and time-consuming and delay aspects of our development plan.

In addition, the conduct of clinical trials outside the United States could have a significant impact on us. Risks inherent in conducting international clinical trials include:

•	foreign regulatory requirements that could burden or limit our ability to conduct our clinical trials;

•	difficulties staffing and managing foreign operations;

•	compliance with legal requirements applicable to privacy, data protection, information security and other matters;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including value-added tax, withholding and payroll taxes;

•	administrative burdens of conducting clinical trials under multiple foreign regulatory schema;

•	foreign exchange fluctuations;

•	manufacturing, customs, shipment and storage requirements;

•	impact of geopolitical events or a public health crisis on our ability to produce our product candidates and conduct clinical trials in foreign countries;

•	potential liability under the Foreign Corrupt Practices Act of 1977, as amended (FCPA), or comparable foreign regulations;

•	cultural differences in medical practice and clinical research; and

•	diminished protection of intellectual property in some countries.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

We may seek regulatory approval for our product candidates outside the United States. Foreign regulatory authorities have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction. However, a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others.

For example, even if the FDA grants regulatory approval of a product candidate, comparable regulatory authorities in foreign jurisdictions also must approve the manufacturing, marketing and promotion of the product candidate in those jurisdictions. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials, as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In addition, in some jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products also is subject to approval.

Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. We do not have any product candidates approved for sale in any jurisdiction, including in international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with the regulatory requirements in international markets and/or receive and maintain applicable regulatory approvals, or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed, which could adversely affect our business, results of operations and financial condition.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates progress through clinical trials to regulatory approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize safety, efficacy, stability, purity, yield and manufacturing batch size, minimize costs and achieve consistent quality and results. Such changes carry the risk that they will not achieve these intended objectives and/or may lead to delays and additional costs. Additionally, any changes we may make to our product candidates may cause such candidates to perform differently than in prior clinical trials or could negatively affect our ability to utilize or interpret our existing data. Such changes could delay initiation or completion of clinical trials, lead to negative trial results, require the conduct of bridging studies or clinical trials or the repetition of one or more studies or clinical trials, increase development costs, delay potential regulatory approval and jeopardize our ability to commercialize our product candidates or generate revenue.

We have received Fast Track Designation for LTG-001 for the treatment of acute pain; however, there is no guarantee that a Fast Track Designation will lead to a faster development, regulatory review or approval process, nor does it increase the likelihood that our product candidates will receive regulatory approval.

On February 18, 2025, the FDA granted Fast Track Designation for LTG-001 for the treatment of acute pain. Depending on the data from our preclinical studies and clinical trials, we may decide to seek Fast Track Designation for some or all of our other product candidates.

The Fast Track program is intended to expedite or facilitate the process for reviewing product candidates that meet certain criteria. Specifically, drugs are eligible for Fast Track designation if they are intended, alone or in combination with one or more drugs or biologics, to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast Track designation applies to the combination of the product candidate and the specific indication for which it is being studied. The sponsor of a Fast Track product candidate has opportunities for more frequent interactions with the applicable FDA review team during product development and, once an NDA is submitted, the application may be eligible for priority review. An

NDA submitted for a Fast Track product candidate may also be eligible for rolling review, where the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application.

The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive Fast Track Designation for our product candidate, it may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may also withdraw the Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program. Furthermore, such a designation does not increase the likelihood that the product candidate will receive regulatory approval in the United States. Many product candidates that have received Fast Track Designation have ultimately failed to obtain approval.

Risks Related to Our Business and Operations

We will need to grow our organization, and we may experience difficulties in managing our growth and expanding our operations, which could adversely affect our business.

As of March 31, 2026, we had     full-time employees. As we continue development and pursue the potential commercialization of our product candidates, and as we transition into operating as a public company, we expect to expand our employee base for managerial, development, regulatory, financial, information technology, marketing and sales capabilities, or contract with third parties to provide these capabilities for us. In the future, we expect to have to manage additional relationships with collaborators or partners, suppliers and other organizations. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial, and management controls, reporting systems and procedures, which may lead to significant costs and may divert management attention. We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. Our inability to successfully manage our growth and expand our operations could adversely affect our business, financial condition, results of operations and prospects.

We are dependent on the services of our management and other clinical and scientific personnel, and if we are not able to retain these individuals or recruit additional management or clinical and scientific personnel, our business will suffer.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel. Pain therapeutics is a specialized field with a limited pool of scientists, clinicians and drug developers with deep domain expertise. We are highly dependent upon our Chief Executive Officer, Chief Medical Officer and other members of our management team. The loss of services of any of these individuals could delay or prevent the successful development and commercialization of our product candidates. Although we have executed employment agreements or offer letters with each member of our senior management team, these agreements are terminable at will with or without notice and, therefore, we may not be able to retain their services as expected. Additionally, we do not currently maintain “key person” life insurance on the lives of our executives or any of our employees.

We will need to expand and effectively manage our managerial, operational, financial and other resources in order to successfully pursue our clinical development and commercialization efforts. We may not be successful in maintaining our company culture and continuing to attract or retain qualified management and scientific and clinical personnel in the future due to the intense competition for qualified personnel among pharmaceutical, biotechnology and other businesses. If we are not able to attract, integrate, retain and motivate necessary personnel to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development objectives, our ability to raise additional capital and our ability to implement our business strategy.

Our employees, independent contractors, consultants, commercial partners, and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other illegal activity by our current and any future employees, independent contractors, consultants, commercial partners, CROs, third-party manufacturers and vendors. Misconduct by these parties could include intentional, reckless and/or negligent conduct that fails to comply with FDA or other regulations, provide true, complete and accurate information to the FDA and other comparable foreign regulatory authorities, comply with manufacturing standards we may establish, comply with healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. If we obtain FDA approval of our product candidates and begin commercializing the product in the United States, our potential exposure under these laws will increase significantly, and our costs associated with compliance with these laws are likely to increase. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a material and adverse effect on our business, financial condition, results of operations and prospects, including the imposition of significant civil, criminal, and administrative penalties, damages, fines, disgorgement, imprisonment, the curtailment or restructuring of our operations, loss of eligibility to obtain approvals from the FDA, exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, integrity oversight and reporting obligations or reputational harm.

Our projections regarding the market opportunities for our product candidates may not be accurate and the actual market for our products may be smaller than we estimate.

The precise incidence and prevalence for all the conditions we aim to address with our product candidates are unknown. Our projections of both the number of people who have these conditions, as well as the subset of people with these conditions who have the potential to benefit from treatment with our product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including sales of our competitors, scientific literature, surveys of clinics, patient foundations or market research, and may prove to be incorrect in general, or as to their applicability to our company. Further, new trials may change the estimated incidence or prevalence of these conditions. The total addressable market of our product candidates, if approved, will ultimately depend upon, among other things, the diagnosis criteria included in the final label for our product candidates approved for sale for these indications, if any, the ability of our product candidates to improve on the safety, convenience, cost and efficacy of competing therapies or therapies in development, acceptance by the medical community and patients, drug pricing and reimbursement. The number of patients in the United States and other major markets and elsewhere may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our product, if approved, and our product candidates or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect our business, financial condition, results of operations and prospects.

Our business entails a significant risk of product liability and our ability to obtain sufficient insurance coverage could adversely affect our business, financial condition, results of operations and prospects.

As we conduct clinical trials of our current or future product candidates, we are exposed to significant product liability risks inherent in the development, testing, manufacturing and marketing of new treatments. Product liability claims could delay or prevent completion of our development programs. If we succeed in obtaining approval for, and marketing, products, such claims or certain adverse event trends could result in an investigation by the FDA, comparable foreign regulatory authorities or other regulators into the safety and efficacy of our future approved products, our manufacturing processes and facilities or our marketing programs and potentially a recall of our products or more serious enforcement action, limitations on the approved indications for which they may be used, or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for our future approved products, termination of clinical trial sites or entire trial programs, withdrawal of clinical trial participants, injury to our reputation and significant negative media attention, significant costs to defend the related litigation, a diversion of management’s time and our resources from our business operations, substantial monetary awards to trial participants or patients, loss of revenue, the inability to commercialize any products that we may develop and a decline in our stock price. We may need to obtain higher levels of product liability insurance for later stages of clinical development or marketing our product candidates. Any insurance we may obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses caused by product liability claims that could adversely affect our business, financial condition, results of operations and prospects.

We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include property, general liability, clinical trials, and directors’ and officers’ liability insurance. We do not know, however, if we will be able to maintain insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our business, financial condition, results of operations and prospects.

If our information technology systems or those of third parties with whom we work or our data, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse consequences.

In the ordinary course of our business, we and the third parties upon which we rely process sensitive data, and, as a result, we and the third parties upon which we rely face a variety of evolving threats, including but not limited to ransomware attacks, which could cause security incidents. Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity and availability of our sensitive data and information technology systems, and those of the third parties with whom we work. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors.

Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties with whom we work may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our services.

We and the third parties with whom we work are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, attacks enhanced or facilitated by AI, and other similar threats.

In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, ability to provide our products or services, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

It may be difficult and/or costly to detect, investigate, mitigate, contain and remediate a security incident. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain and remediate a security incident could result in outages, data losses and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems. For example, threat actors may use an initial compromise of one part of our environment to gain access to other parts of our environment or leverage a compromise of our networks or systems to gain access to the networks or systems of third parties with whom we work, such as through phishing or supply chain attacks.

Remote work has increased risks to our information technology systems and data, as our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations.

Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

In addition, our reliance on third parties could introduce cybersecurity risks and vulnerabilities and other threats to our business operations. We rely significantly on third parties to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email, content delivery to customers, information technology and security, and other functions. We also rely on third parties to provide other products, services, parts or otherwise to operate our business, including with respect to our cybersecurity infrastructure. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If the third parties with whom we work experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if the third parties with whom we work fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award.

In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or that of the third parties with whom we work have not been compromised.

While we, through our third-party information security vendors, have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be complied with or effective.

We take steps designed to detect, mitigate and remediate vulnerabilities in our information systems (such as our hardware and/or software, including that of third parties with whom we work). We have not and may not in the future, however, detect and remediate all such vulnerabilities including on a timely basis. Further, we have and may in the future experience delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident.

Any of the previously identified or similar threats have in the past and may in the future cause a security incident or other interruption that have in the past and may in the future result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information or our information technology systems, or those of the third parties with whom we work. For example, in February 2026, our third-party information technology and security vendors alerted us to a business email compromise involving one of our employees. While our vendors were able to quickly identify the incident, reset the impacted employee’s credentials, and take other remedial actions, we have been, and expect to continue to be, the target of unsuccessful and successful phishing attacks and related business email compromise. While our vendors did not identify any material loss from the February 2026 incident, we rely significantly on these third parties to identify, investigate, eradicate, and remediate security incidents, and we cannot guarantee that future occurrences will be addressed similarly. A security incident or other interruption could disrupt our ability (and that of third parties with whom we work) to operate our business.

We may expend significant resources or modify our business activities to try to protect against security incidents. Certain data privacy and security obligations have required us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive information.

Applicable data privacy and security obligations may require us, or we may voluntarily choose, to notify relevant stakeholders, including affected individuals, customers, regulators, and investors, of security incidents, or to take other actions, such as providing credit monitoring and identity theft protection services. Such disclosures and related actions can be costly, and the disclosure or the failure to comply with such applicable requirements could lead to adverse consequences.

If we (or a third party with whom we work) experience a security incident or are perceived to have experienced a security incident, we may experience material adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; diversion of management attention; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant material consequences may negatively impact our ability to grow and operate our business.

Our customer contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages or claims related to our data privacy and security obligations. Additionally, our vendor contracts, including those with vendors responsible for our information technology or security functions, may contain limitations of liability that may not cover our liabilities, damages or claims against those third parties.

We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

In addition to experiencing a security incident, third parties may gather, collect or infer sensitive information about us from public sources, data brokers or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position.

The adoption and deployment of AI and machine learning technologies in our operations, and in particular our R&D efforts, may not be effective and may expose us to risk.

We use AI and machine learning (collectively, AI Technologies) in our business.

As with many technological innovations, there are significant risks involved in developing, maintaining and deploying these technologies and there can be no assurance that the usage of or any future investments in such technologies will always enhance our products or services or be beneficial to our business, including our efficiency or profitability, if at all.

The development and use of AI Technologies also present various privacy and security risks that may impact our business. For example, AI Technologies are subject to rapidly evolving privacy and data security laws, as well as increasing regulation and scrutiny. Several jurisdictions around the globe, including the European Union (EU) and certain U.S. states, have proposed, enacted, or are considering laws governing the development and use of AI Technologies, such as the EU’s AI Act and the Colorado Artificial Intelligence Act. For example, the EU AI Act sets out a risk-based framework, subjecting certain AI Technologies to numerous compliance obligations, including transparency, conformity and risk assessment, monitoring and human oversight requirements. Under the EU AI Act, non-compliant companies may be subject to administrative fines of up to 35 million Euros or 7% of a company’s total worldwide annual turnover for the preceding financial year, whichever is the higher. Certain of our activities subject us to the EU AI Act and depending on how the EU AI Act is implemented and interpreted, we may have to adapt our business practices, contractual arrangements, and services to comply with such obligations. We expect other jurisdictions will adopt similar laws.

Additionally, existing laws and regulations may be interpreted in ways that could affect the operation of our AI Technologies, or could be rescinded or amended as new administrations take differing approaches to evolving AI Technologies. For example, countries and states are applying their data and consumer protection laws to AI Technologies, and particularly generative AI Technologies and interactive chatbots. Certain privacy laws extend rights to consumers (such as the right to delete certain personal data) and regulate automated decision making, which may be incompatible with our use of AI Technologies. These obligations may make it harder for us to conduct our business using AI Technologies, lead to regulatory fines or penalties, require us to change our business practices, retrain our AI Technologies, or prevent or limit our use of AI Technologies. For example, the Federal Trade Commission has required other companies to turn over (or disgorge) valuable insights or trainings generated through the use of AI Technologies where they allege the company has violated privacy and consumer protection laws. If we cannot use AI Technologies or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage.

As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet completely determine the impact future laws, regulations, standards or market perception of their requirements may have on our business and may not always be able to anticipate how to respond to these laws or regulations. Any actual or perceived failure to comply with such laws and regulations could adversely affect our business, financial condition and results of operations.

Further, any sensitive information (including confidential, competitive, proprietary or personal data) that we input into a third-party generative AI Technology could be leaked or disclosed to others, including if sensitive information is used to train the third parties’ AI Technology.

Moreover, AI Technologies models may create flawed, incomplete or inaccurate outputs, some of which may appear correct. This may happen if the inputs that the model relied on were inaccurate, incomplete or flawed (including if a bad actor “poisons” the AI Technology with bad inputs or logic), or if the logic of the AI Technology is flawed (a so-called “hallucination”), all or any of which could cause the performance of our business, as well as our reputation, to suffer or incur liability under contractual breach allegations or civil claims. We use AI Technologies’ outputs in the ordinary course of business and may use such outputs to make certain decisions. Due to these potential inaccuracies or flaws, the outputs could be biased and could lead us to make decisions that could bias certain individuals (or classes of individuals) and adversely impact their rights or employment.

Our business could be adversely affected by the effects of health pandemics or epidemics, which could cause significant disruptions in our operations and those of our current or future third-party manufacturers, CROs, and other third parties upon whom we rely.

Health pandemics or epidemics have in the past and could again in the future result in quarantines, stay-at-home orders, remote work policies or other similar events that may disrupt businesses, delay our research and development programs and timelines, negatively impact productivity and increase risks associated with cybersecurity, the future magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations. More specifically, these types of events may negatively impact personnel at third-party manufacturing facilities or the availability or cost of materials, which could disrupt our supply chain. Moreover, our clinical trials may be negatively affected. Clinical site initiation and patient enrollment may be delayed due to prioritization of hospital resources. Some patients may not be able or willing to comply with trial protocols if quarantines impede patient movement or interrupt healthcare services. Our ability to recruit and retain patients, principal investigators and site staff (who as healthcare providers may have heightened exposure) may be hindered, which would adversely affect our trial operations. Disruptions or restrictions on our ability to travel to monitor data from our trials, or to conduct trials, or the ability of patients enrolled in our trials or staff at trial sites to travel, as well as temporary closures of our trial partners and third-party manufacturers’ facilities, would negatively impact our trial activities. In addition, we rely on independent clinical investigators, CROs and other third-party service providers to assist us in managing, monitoring and otherwise carrying out certain of our preclinical studies and clinical trials, including the collection of data from our trials, and the effects of health pandemics or epidemics may affect their ability to devote sufficient time and resources to our programs or to travel to sites to perform work for us. Similarly, our trials could be delayed and/or disrupted. As a result, the expected timeline for data readouts, including incompleteness in data collection and analysis and other related activities, and certain regulatory filings may be negatively impacted, which would adversely affect our ability to obtain regulatory approval for and to commercialize our product candidates, if approved, increase our operating expenses, and adversely affect our business, financial condition, results of operations and prospects. In addition, impact on the operations of the FDA or comparable foreign regulatory authorities could negatively affect our planned trials and approval processes. Finally, economic conditions and business activity may be negatively impacted and may not recover as quickly as anticipated.

Our business could be affected by litigation, government investigations and enforcement actions.

We currently operate in a number of jurisdictions in a highly regulated industry and we could be subject to litigation, government investigation and enforcement actions on a variety of matters in the United States or foreign jurisdictions, including, without limitation, intellectual property, regulatory, product liability, environmental, whistleblower, false claims, privacy, anti-kickback, anti-bribery, securities, commercial, contract, employment and other claims and legal proceedings that may arise from conducting our business. Any determination that our operations or activities are not in compliance with existing laws or regulations could result in the imposition of fines, civil and criminal penalties, equitable remedies, including disgorgement, injunctive relief and/or other sanctions against us, and remediation of any such findings could have an adverse effect on our business operations.

Legal proceedings, government investigations and enforcement actions can be expensive and time-consuming. An adverse outcome resulting from any legal proceedings, investigations or enforcement actions could result in significant damages awards, fines, penalties, exclusion from the federal healthcare programs, healthcare debarment, injunctive relief, product recalls, reputational damage and modifications of our business practices, which could have a material adverse effect on our business, financial condition, results of operations and prospects. Even if such a proceeding, investigation or enforcement action is ultimately decided in our favor, the investigation and defense thereof could require substantial financial and management resources.

Our future growth may depend, in part, on our ability to operate in foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.

Our future growth may depend, in part, on our ability to develop and commercialize our product candidates in foreign markets, for which we may rely on collaboration with third parties. We are not permitted to market or promote our product candidates before we receive regulatory approval from the applicable regulatory authority in that foreign market and may never receive such regulatory approval for our product candidates. To obtain separate regulatory approval in many other countries, we must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of our product candidates, and we cannot predict success in these jurisdictions. If we fail to comply with the regulatory requirements in international markets and receive applicable regulatory approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed and our business will be adversely affected. We may not obtain foreign regulatory approvals on a timely basis, if at all. Our failure to obtain approval of our product candidates by regulatory authorities in another country may significantly diminish the commercial prospects of that product candidates and our business, financial condition, results of operations and prospects could be adversely affected. Moreover, even if we obtain approval of our product candidates and ultimately commercialize our product candidates in foreign markets, we would be subject to the risks and uncertainties, including the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements, and reduced protection of intellectual property rights in some foreign countries.

We identified a material weakness in our internal control over financial reporting. If we fail to remediate this material weakness, or if we identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

In connection with the preparation of our financial statements for the years ended December 31, 2024 and 2025, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements would not be prevented or detected on a timely basis.

We did not design and maintain effective controls related to the period-end financial reporting process to ensure adequate segregation of duties, including controls related to account reconciliations and journal entries. Specifically, certain personnel have incompatible duties including the ability to (i) create and post manual journal entries without an independent review and (ii) prepare and review account reconciliations. The material weakness did not result in a misstatement to our financial statements. However, this material weakness could result in a misstatement of substantially all of our accounts or disclosures that would result in a material misstatement of our annual or interim financial statements that would not be prevented or detected.

To remediate the material weakness, we have designed and started to implement control activities in response to the risks posed as a result of the lack of segregation of duties related to journal entries and account reconciliations, including general controls over information systems.

The material weakness will not be considered remediated until management completes the design and implementation of the measures described above and the controls operate for a sufficient period of time and management has concluded, through testing, that these controls are effective. The measures we have taken to date, and are continuing to design and implement, may not be sufficient to remediate the material weakness we have identified or avoid potential future material weaknesses. If the steps we take do not correct this material weakness in a timely manner, we will be unable to conclude that we maintain effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis.

If we fail to remediate the existing material weakness or identify new material weaknesses in our internal control over financial reporting, if we are unable to comply with the disclosure and attestation requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and the market price of our common stock could be negatively affected. As a result, we could also become subject to investigations by Nasdaq, the SEC or other regulatory authorities, and become subject to litigation from investors and stockholders, which could harm our reputation and financial condition or divert financial and management resources from our regular business activities.

Risks Related to Intellectual Property

If we are unable to obtain, maintain and protect sufficient patent and other intellectual property rights for our product candidates and technology, or if the scope of patent and other intellectual property rights obtained is not sufficiently broad, we may not be able to compete effectively in our market.

We rely, and may in the future rely, upon a combination of patents, know-how, trademark, trade secrets and confidentiality agreements to protect the intellectual property related to our technologies and product candidates and to prevent third parties from eroding our competitive position in our market. We also rely on protection afforded by in-licensed intellectual property rights and proprietary technology of third parties. These legal measures afford only limited protection, and competitors or others may gain access to or use our intellectual property and proprietary information.

Our success depends in significant part on our ability and the ability of our licensors, or future licensors, licensees or collaborators to obtain, maintain, enforce and defend patents and other intellectual property rights with respect to the lead development candidate, or any other product candidates we may develop and to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights of others.

Our patent applications may not issue or may issue with limited scope, and issued patents can be challenged or circumvented, reducing our ability to prevent competitors from developing similar therapies. Oppositions, post-grant reviews, inter partes reviews, or litigation can narrow, invalidate, or render patents unenforceable, increasing costs and impacting collaborations and financing. Prosecution, maintenance, or enforcement errors, or lack of alignment with licensors, may compromise protection or priority.

We can provide no assurance that any of these current patent applications or future patent applications will result in issued patents or that any issued patents will provide us with any competitive advantage. Failure to obtain issued patents could have a material adverse effect on our ability to develop and commercialize our lead development candidate or any other product candidates we may develop.

Furthermore, other parties may successfully challenge, invalidate or circumvent our issued patents so that our patent rights do not create an effective competitive barrier or revenue source.

A U.S. provisional patent application is not eligible to become an issued patent until, among other things, we file a nonprovisional patent application within 12 months of filing of the provisional patent application. With regard to such U.S. provisional patent applications, if we do not timely file any nonprovisional patent applications, we may lose our priority dates with respect to our provisional patent applications and any patent protection on the inventions disclosed in our provisional patent applications. While we intend to timely file nonprovisional patent applications relating to our provisional patent applications, we cannot predict whether any such patent applications will result in the issuance of patents that provide us with any competitive advantage. If our licensors are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised.

If there are material defects in the form, preparation, prosecution, or enforcement of our or our licensors’ patents or patent applications, such patents may be invalid and unenforceable, and such applications may never result in valid, enforceable patents. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad.

Our owned and in-licensed patent applications may be subject to third-party pre-issuance submissions of prior art to the U.S. Patent and Trademark Office (USPTO), and our owned or in-licensed patents may be subject to opposition, derivation, revocation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others, or other proceedings in the USPTO or applicable foreign offices that challenge priority of invention or other features of patentability.

An adverse determination in any such submission, proceeding or litigation could result in loss of exclusivity or freedom to operate, patent claims being narrowed, invalidated or held unenforceable, in whole or in part, limit the scope or duration of the patent protection of our lead development candidate or any other product candidates, all of which could limit our ability to stop others from using or commercializing similar or identical product candidates or technology to compete directly with us, without payment to us, or result in our inability to manufacture or commercialize product candidates or approved products (if any) without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize our lead development candidate or any other product candidates, or could have a material adverse effect on our ability to raise funds necessary to continue our research programs or clinical trials. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us.

We cannot be certain that the USPTO and courts in the United States or the patent offices and courts in foreign countries will consider the claims in our current or future patents and applications covering our lead development candidate and any other product candidates as patentable. In addition, we cannot be certain that the claims of such patents and patent applications, if granted, will be sufficiently broad to effectively prevent competitors from working around our claimed inventions by developing alternative products and thereby competing with us without infringing our patent rights.

Method-of-use patents protect the use of a product for the specified method or indication. In the absence of separate composition of matter protection, this type of patent does not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their product for our targeted indications, physicians may prescribe these competitor products off-label. Although off-label prescriptions may infringe or contribute to the infringement of method-of-use patents, the practice is common and such infringement is difficult to prevent, including through legal action.

If we cannot obtain or lose patent protection for our product candidates, it could have a material adverse impact on our business. Additionally, as a licensee, we rely on third parties to file and prosecute patent applications and maintain patents and otherwise protect the licensed intellectual property under some of our current or future license agreements. For example, under the license agreement with Lieber Institute, Lieber Institute is responsible for prosecuting and maintaining intellectual property protection in consultation with us. We have not had and do not have primary control over these activities for certain of our in-licensed patents or patent applications and other intellectual property rights. For example, we cannot be certain that such activities by Lieber Institute or other licensors will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights.

We have limited control over the manner in which Lieber Institute or our other licensors may initiate an infringement proceeding against a third-party infringer of such intellectual property rights, or defend certain intellectual property that may be licensed to us. It is possible that Lieber Institute or our other licensors infringement proceeding or defense activities may be less vigorous than if we conduct them ourselves. We cannot be certain that such activities by third parties have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents or other intellectual property rights.

If our licensor or any of our future licensors or future collaborators fail to appropriately prosecute and maintain patent protection for patents covering our product candidates, our ability to develop and commercialize our product candidates may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products.

In addition, even where we have the right to control prosecution of patent applications we have acquired or licensed from third parties, we may still be adversely affected or prejudiced by actions or inactions of our licensors and their counsel that took place prior to our assuming control over patent prosecution. The patent prosecution process is expensive and time-consuming. We and our licensors, and any future licensors, licensees or collaborators, may not be able to prepare, file, prosecute, maintain, enforce or license all necessary or desirable patent applications or maintain and enforce patents that may issue based on such patent applications at a reasonable cost or in a timely manner.

It is also possible that we or our licensor or any of our future licensors or future collaborators will fail to identify patentable aspects of our research and development output in time to obtain patent protection or fail to file patent applications covering inventions made in the course of development and commercialization activities before a competitor or another third party files a patent application covering, or publishes information disclosing, a similar, independently-developed invention. Such competitor’s or other third party’s patent application may pose obstacles to our ability to obtain patent protection or limit the scope of the patent protection we may obtain.

Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, collaborators, CROs, CDMOs, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after the initial filing date, or in some cases not at all. Therefore, we cannot be certain that we or our licensor or any of our future licensors were the first to make the inventions claimed in our owned or any future licensed patents or pending patent applications, or were the first to file for patent protection of such inventions. If a third party can establish that we or our current or future licensors were not the first to make or the first to file for patent protection of such inventions, such patent applications may not issue as patents and even if issued, may be challenged and invalidated or rendered unenforceable. As a result, the issuance, inventorship, scope, validity, enforceability and commercial value of our patent rights are highly uncertain.

In addition, our technology acquired or licensed from various third parties, including our licensor, may be subject to retained rights. Our licensor often retains certain rights under their agreement with us, including the right to use the underlying technology for use in fields other than the fields licensed to us or for use in noncommercial academic and research use, to publish general scientific findings from research related to the technology, and to make customary scientific and scholarly disclosures of information relating to the technology.

It is difficult to monitor whether our licensor limits their use of the technology to these uses, and we could incur substantial expenses to enforce our rights to its licensed technology in the event of misuse by the licensor.

The patent position of biotechnology and pharmaceutical companies generally is uncertain, involves complex legal and factual questions and is the subject of much litigation, resulting in court decisions, including U.S. Supreme Court decisions, which have increased uncertainties as to the ability to enforce patent rights in the future. As a result, the issuance, scope, validity, enforceability and commercial value of our and our current or future licensors’ patent rights are uncertain.

Our and our licensor’s pending and future patent applications may not result in patents being issued that protect our technology or product candidates, in whole or in part, or which effectively exclude others from commercializing competitive technologies and product candidates. The patent examination process may require us or our current or future licensors to narrow the scope of the claims of our pending and future patent applications, and therefore, even if such patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us or otherwise provide us with any competitive advantage.

Our and our licensor’s patent applications cannot be enforced against third parties practicing the technology claimed in pending applications unless and until a patent issues from such applications, and then only to the extent the issued claims cover such technology. Any patents that we hold or in-license, or may in-license in the future, may be challenged, narrowed, circumvented or invalidated by third parties. Consequently, we do not know whether our lead development candidate or any other product candidates will be protectable or remain protected by valid and enforceable patents.

Our competitors or other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner. Any of the foregoing could impair our competitive position and harm our business.

In addition, given the amount of time required for the development, testing, and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. The degree of future protection for our proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. In addition, we may not develop additional proprietary technologies that are patentable. Any failure to obtain or maintain patent protection with respect to our product candidates or their uses could impair our competitive position and harm our business.

We rely on certain in-licensed patents and other intellectual property rights in connection with our development of our product candidates and may be required to acquire or license additional patents or other intellectual property rights to continue to develop and commercialize our product candidates.

We rely, in part, on patents, know-how and other intellectual property licensed from others, including the Lieber Institute for Brain Development (Lieber Institute). We are party to a license agreement with Lieber Institute pursuant to which we are granted rights to intellectual property that are important to our products candidates.

Additionally, we may need to acquire or license intellectual property rights from additional third parties in the future in order to continue to develop or commercialize our product candidates. Our existing license agreement imposes, and we expect that any future license agreements pursuant to which we in-license intellectual property may impose, on us various development, regulatory or commercial diligence obligations, payment of milestones and royalties, and other obligations.

If we or our current and future licensors are unable to obtain, maintain, defend or enforce sufficient patent and other intellectual property rights, or if those rights are limited in scope, we may not be able to compete effectively or to develop, manufacture, or commercialize our product candidates. Licenses and collaborations may include diligence, milestone, royalty, field-of-use, or territorial restrictions; failure to comply can lead to termination and loss of rights. Complex license terms and disputes (scope, sublicensing, ownership, payments) can impact our freedom to operate, timelines, and costs.

If we fail to comply with any of the obligations under any such license agreement, including payment terms and diligence terms, or we are subject to bankruptcy-related proceedings, the licensor may have the right to terminate such agreement, in which case we may lose important intellectual property rights and we may not be able to develop, manufacture, market or sell our product candidates covered by the license or may face other penalties under such agreement or be subject to litigation for breach of such agreement. In addition, such a termination could result in the licensor reacquiring the intellectual property rights and subsequently enabling a competitor to access the technology. Any such occurrence could materially adversely affect the value of any of our product candidates. Termination of license agreements or reduction or elimination of our rights under them may result in us having to negotiate a new or reinstated agreement, which may not be available on equally favorable or commercially reasonable terms, if at all, which may mean we are unable to develop or commercialize our product candidates.

For example, the license agreement with Lieber Institute may not provide exclusive rights to use the subject intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and our product candidates in the future. Licenses to additional third-party proprietary technology or intellectual property rights that may be required for our technology and our product candidates may not be available in the future or may not be available on commercially reasonable terms. In that event, we may be required to expend significant time and resources to redesign our technology or the methods for manufacturing or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis.

Further, the agreement under which we currently license, and any agreements under which we may license in the future, intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. Accordingly, material disputes may arise between us and our licensors, regarding intellectual property subject to such license agreement, including those relating to:

•	the scope of rights, if any, granted under the license agreement and other interpretation-related issues;

•	the scope and practice of any rights reserved by our licensors;

•	whether a licensor had the right to grant the license agreement;

•	whether and the extent to which our product candidates, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	whether third parties are entitled to compensation or equitable relief, such as an injunction, for our use of the intellectual property without their authorization;

•	its right to sublicense patent and other rights to third parties under license arrangements or collaborative development relationships;

•	whether we are complying with our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates;

•	our involvement in the prosecution of the licensed patents and our licensors’ overall patent enforcement strategy;

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the allocation of ownership of inventions and know-how resulting from the creation or use of intellectual property by our licensors and by us and our partners, including jointly developed intellectual property; and

•	the amounts of royalties, milestones or other payments due under the license agreement.

The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, increase what we believe to be our financial or other obligations under the relevant agreement, or decrease the financial or other benefits it might otherwise receive under the relevant agreement. If material disputes over intellectual property that we have licensed prevent or impair our ability to maintain licensing arrangements on commercially acceptable terms or are insufficient to provide us the necessary rights to use the licensed intellectual property, we may be unable to successfully develop and commercialize our product candidates.

Furthermore, despite our efforts, our current or future licensors might conclude that we have materially breached our obligations under such license agreements and might therefore terminate the license agreements, thereby removing or limiting our ability to develop and commercialize products and technology covered by these license agreements. Any material disputes with licensors or any termination of the licenses on which we depend would have a material adverse effect on our business, results of operations, financial condition and prospects.

We may not have the right to control the preparation, filing, prosecution and enforcement of patent applications, or to maintain the patents, covering our product candidates that we license from third parties. In addition, our future licensors may require us to obtain consent from the licensor before we can enforce patent rights, and our licensor may withhold such consent or may not provide it on a timely basis. Therefore, we cannot be certain that our licensors or collaborators will prosecute, maintain, enforce and defend such intellectual property rights in a manner consistent with the best interests of our business, including by taking reasonable measures to protect the confidentiality of know-how and trade secrets, or by paying all applicable prosecution and maintenance fees related to intellectual property registrations for any of our product candidates. We also cannot be certain that our licensors have drafted or prosecuted the patents and patent applications licensed to us in compliance with applicable laws and regulations, which may affect the validity and enforceability of such patents or any patents that may issue from such applications. This could cause us to lose rights in any applicable intellectual property that we in-license, and as a result our ability to develop and commercialize product candidates may be adversely affected and we may be unable to prevent competitors from making, using and selling competing products.

The patent protection we obtain for our product candidates and technologies may be challenged in court or before administrative bodies in the United States or abroad and rendered invalid or unenforceable.

Patent challenges, including oppositions, post-grant reviews, inter partes reviews, derivations, and litigation, can narrow, invalidate, or render our patents unenforceable, reducing exclusivity and enabling competitors to commercialize similar technologies. Adverse outcomes may limit our ability to prevent competition, shorten patent duration, or require costly and time-consuming legal proceedings.

Even if our owned, co-owned, or in-licensed patent applications issue as patents, the issuance of any such patents is not conclusive as to their inventorship, scope, validity or enforceability, and such patents or patents we license from third parties, may be challenged, invalidated, narrowed or held to be unenforceable, including in the courts or patent offices in the United States or foreign jurisdictions, or circumvented.

We or our licensor may be subject to a third-party pre-issuance submission of prior art to the USPTO or equivalent foreign bodies, or become involved in opposition, derivation, revocation, re-examination, post-grant and inter partes review or interference proceedings challenging our or our licensors’ patent rights or the patent rights of others.

An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our or our licensors’ patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, we may have to participate in interference or derivation proceedings declared by the USPTO to determine priority or ownership of invention or in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge priority of invention or other features of patentability. Such proceedings and any other patent challenges may result in loss of patent rights, loss of exclusivity, loss of priority or in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products or limit the duration of the patent protection of our technology and product candidates. Such proceedings also may result in substantial costs and require significant time from our scientists and management, even if the eventual outcome is favorable to us. Moreover, there could be public announcements of the results of hearings, motions or other developments related to any of the foregoing proceedings. If securities analysts or investors perceive those results to be negative, it could cause the price of shares of our common stock to decline. Any of the foregoing could harm our business.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Our reliance on third parties for development, manufacturing, and other services requires us to share trade secrets and confidential information, increasing the risk of misappropriation, inadvertent disclosure, or incorporation into others’ technology. While we use confidentiality and related agreements, these may not provide adequate protection or remedies, and monitoring compliance is challenging. If competitors lawfully obtain or independently develop our trade secrets, or if unauthorized disclosure occurs, our competitive position could be impaired.

We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets. Despite these contractual agreements with third parties, sharing trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are intentionally or inadvertently incorporated into the technology of others or are disclosed or used in violation of these agreements.

Given that our proprietary position is based, in part, on our know-how and trade secrets and despite our efforts to protect our trade secrets, a competitor’s discovery of our trade secrets and confidential information or other unauthorized use or disclosure would impair our competitive position and may harm our business.

We may become involved in lawsuits to protect or enforce our patents, the patents of our licensors or other intellectual property, which could be expensive, time-consuming and unsuccessful, and issued patents covering our technology and product candidates could be found invalid or unenforceable if challenged.

Intellectual property litigation can be costly and time-consuming; adverse outcomes (invalidity, unenforceability, narrow claim construction) can limit our ability to prevent competition and harm our business. Litigation may also result in disclosure of confidential information and distract management, and enforcement can be especially challenging in some jurisdictions.

Competitors and other third parties may infringe, misappropriate or otherwise violate our owned, co-owned and licensed patents, trademark or other intellectual property. In addition, our owned, co-owned and licensed patents may become involved in inventorship or priority disputes. Our pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent is issued from such applications. To counter infringement, misappropriation or other unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents or that our patents are invalid or unenforceable or both.

In a patent infringement proceeding, a court may decide that an owned, co-owned or licensed patent of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our owned, co-owned and licensed patents do not cover the technology, or decide that the other party’s use of our technology at issue falls under the safe harbor to patent infringement under 35 U.S.C. §271(e). An adverse result in any litigation or proceeding could put one or more of our owned, co-owned or licensed patents at risk of being invalidated, held unenforceable or interpreted narrowly. We may find it impractical or undesirable to enforce our intellectual property against some third parties.

In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement, insufficient written description or failure to claim patent eligible subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution.

Third parties may also raise similar claims before the USPTO or an equivalent foreign body, even outside the context of litigation. Potential proceedings include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to our patents in such a way that they no longer cover our technology or any product candidates that we may develop.

The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art of which we, our current or future licensors and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on the applicable product candidates or technology covered by the patent rendered invalid or unenforceable. Such a loss of patent protection would harm our business.

Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the ownership or priority of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Such licenses may not be available on commercially reasonable terms, or at all, or may be non-exclusive, allowing our competitors to gain access to the same technology.

If we are unable to obtain and maintain such licenses, we may need to cease the development, manufacture and commercialization of one or more of the product candidates we may develop. In addition, if we, our existing licensors or any future licensors are unsuccessful in any inventorship disputes to which we or they are subject, we may lose valuable intellectual property rights, such as exclusive ownership of, or the exclusive right to use, our owned, in-licensed or any future in-licensed patents. The loss of exclusivity or the narrowing of such patent claims could limit our ability to stop others from using or commercializing similar or identical technology and products. Any of the foregoing could harm our business. Even if we are successful in any of the foregoing disputes, it could result in substantial costs and be a distraction to management and other employees. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation or proceeding.

Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately.

Most of our competitors are larger than we are and have substantially greater resources. They are, therefore, likely to be able to sustain the costs of complex patent litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing, misappropriating or otherwise violating our intellectual property. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims could result in substantial costs and diversion of management resources, which could harm our business. In addition, the uncertainties associated with litigation could compromise our ability to raise the funds necessary to initiate anticipated clinical trials, continue our internal research programs or in-license needed technology or other product candidates. There could also be public announcements of the results of the hearing, motions or other interim proceedings or developments. If securities analysts or investors perceive those results to be negative, it could cause the price of shares of our common stock to decline. Any of the foregoing events could harm our business.

We may not be able to protect our intellectual property rights throughout the world.

Legal protections for proprietary intellectual property vary in jurisdictions throughout the world. The enforcement of intellectual property rights can be difficult and costly, and some jurisdictions provide weaker protection than the United States.

Competitors may use our technology in countries where we lack protection or where enforcement is limited and may export infringing products into protected markets. Efforts to enforce rights abroad can be expensive, time-consuming, and may not yield meaningful remedies, limiting our ability to secure a commercial advantage. Filing, prosecuting, maintaining, defending and enforcing patents and other intellectual property rights on our lead development candidate or any other product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. Prosecution of foreign patent applications is often a longer process, and patents may grant at a later date, and with a shorter term, than in the United States and the requirements for patentability differ in certain jurisdictions and countries. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions.

Competitors may use our technologies in jurisdictions where we have not obtained patent protection or other intellectual property rights to develop their own products and may export otherwise infringing, misappropriating or violating products to territories where we have patent or other intellectual property protection, but enforcement rights are not as strong as those in the United States. These products may compete with our lead development candidate or any other product candidates, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Furthermore, some jurisdictions, such as Europe, Japan and China, may have a heightened standard for patentability than the United States, including, for example, the requirement of claims having literal support in the original patent filing and the limitation on using supporting data that is not in the original patent filing. Under those heightened patentability requirements, we may not be able to obtain sufficient patent protection in certain jurisdictions even though the same or similar patent protection can be secured in the United States and other jurisdictions.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of some countries do not favor the enforcement of patents and other intellectual property rights, which could make it difficult for us to stop the infringement, misappropriation or other violation of our intellectual property rights generally. Proceedings to enforce our intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful.

Many countries have compulsory licensing laws under which a patent owner may be compelled under specified circumstances to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In those countries, we may have limited remedies if patents are infringed or if we are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license, which could harm our business.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent which might adversely affect our ability to develop and market our product candidates.

As the pharmaceutical industry expands and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties. There can be no assurance that our operations do not, or will not in the future, infringe, misappropriate, or otherwise violate existing or future third-party patents or other intellectual property rights. Identification of third-party patent rights that may be relevant to our operations is difficult due to differences in terminology among patents, incomplete databases, and the difficulty in assessing the meaning of patent claims. We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending patent application in the United States and abroad that is relevant to or necessary for the commercialization of our lead development candidate or any other product candidates in any jurisdiction. For example, freedom-to-operate analyses may miss relevant third-party rights or misinterpret scope or expiration, leading to infringement risk, redesigns, licensing costs, or delays. If we fail to identify or correctly interpret relevant patents, we may face costly litigation, delays, or be forced to obtain licenses on unfavorable terms, which could adversely affect the development and commercialization of our product candidates.

Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Certain U.S. applications that will not be filed outside the United States can remain confidential until patents issue. Therefore, patent applications covering our lead development candidate or any other product candidates could have been filed by third parties without our knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our lead development candidate or any other product candidates or their use.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent, and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect. For example, we may incorrectly determine that our product candidates are not covered by a third-party patent or may incorrectly predict whether a third-party’s pending application will issue with claims of relevant scope. Our ability to identify all relevant third-party patents is limited by the imperfection of patent searches and the evolving nature of the patent landscape. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect.

Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market such product candidates. If we fail to identify and correctly interpret relevant patents or if we are unable to obtain licenses to relevant patents, we may be subject to infringement claims. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we fail in any such dispute, in addition to being forced to pay damages, which may be significant, we may be temporarily or permanently prohibited from commercializing any of our product candidates that are held to be infringing.

We might, if possible, also be forced to redesign product candidates so that we no longer infringe the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business and could harm our business.

If we fail to comply with our obligations in the agreement under which we license intellectual property rights from our licensor, otherwise experience disruption to our business relationships with our licensor, or we are unable to obtain licenses from other third parties on commercially reasonable terms or fail to comply with our obligations under such agreements, we could lose license rights that are important to our business and our business could be harmed.

We are a party to a license agreement with Lieber Institute under which we are granted rights to intellectual property that are important to our business, and we may enter into additional license agreements in the future for our lead development candidate or any other product candidates.

Our existing license agreement imposes on us, and we expect that any future license agreements where we in-license intellectual property will impose on us, various development, regulatory and commercial diligence obligations, payment of milestones and royalties and other obligations and require us to meet development and/or regulatory timelines in order to maintain the licenses. If we fail to comply with our obligations under these agreements, or we are subject to bankruptcy-related proceedings, our licensors may have the right to terminate our licenses, or we may be subject to litigation for breach of these agreements, in which case, we would not be able to market products covered by the licenses. Additionally, non-compliance with license terms (e.g., payment, diligence, reporting, or other obligations) can lead to termination or re-purchase of assets, loss of rights or restrictions that delay development and commercialization of our product candidates.

Loss of licensed rights may require renegotiation on less favorable terms, if at all, or may enable competitors to access the technology, materially harming our business. We may need to obtain additional licenses from third parties to advance our research, develop or commercialize our lead development candidate or any other product candidates, and we cannot provide any assurances that third-party patents do not exist that might be enforced against our lead development candidate or such other product candidates in the absence of such a license. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We may fail to obtain any of these licenses on commercially reasonable terms, if at all. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology. If we are unable to do so, we may be unable to develop or commercialize our lead development candidate or any other product candidates, which could materially harm our business and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation. Licensing of intellectual property is of critical importance to our business and involves complex legal, business and scientific issues. Disputes may arise between us and our licensors regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted, or payment obligations, under the license agreement and other interpretation-related issues;

•	whether and the extent to which our technology and processes infringe or otherwise violate intellectual property of the licensor that is not subject to the licensing agreement;

•	our right to sublicense patent rights and other rights to third parties under our license arrangements or collaborative development relationships;

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our diligence obligations under the license agreement with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates, and what activities satisfy those diligence obligations;

•	our financial or other obligations under the license agreement;

•	the priority of invention of patented technology;

•	our right to transfer or assign licenses; and

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the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and our affiliates and sublicensees and by us and our partners and sublicensees.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may not be able to successfully develop and commercialize our product candidates, which would have a material adverse effect on our business.

Moreover, some of our patents and patent applications in the future may be co-owned with third parties. If we are unable to obtain an exclusive license to any such co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, who could market competing products and technology. In addition, we may need the cooperation of any such co-owners to enforce such patents against third parties, and such cooperation may not be provided to us.

Patent terms may be inadequate to protect our competitive position on our lead development candidate or any other product candidates for an adequate amount of time.

Patents have a limited lifespan. Even with possible extensions, patent protection may expire before or shortly after commercialization, enabling earlier competition and potentially reducing the amount of revenue we are able to generate from sale of any of our product candidates that receive approval. If we do not have sufficient patent life to protect our product candidates, our business and competitive position may be adversely affected. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. nonprovisional or international patent application filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our lead development candidate or any other product candidates are obtained, once the patent life has expired for a product candidate, we may be open to competition from competitive products, including generics.

Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, our owned, co-owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing product candidates similar or identical to ours.

Depending upon the timing, duration and conditions of any FDA regulatory approval of lead development candidate, or any other product candidates, one or more of our U.S. owned, co-owned or licensed patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments, and one or more of our foreign owned, co-owned or licensed patents may be eligible for patent term extension under similar legislation, for example, in the EU. In the United States, the Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during the FDA regulatory review process. The length of the patent term extension is calculated based on the length of time it takes for regulatory review. Similar patent term restoration provisions to compensate for commercialization delay caused by regulatory review are also available in certain foreign jurisdictions, such as the EU Regulation (EC) No 469/2009 concerning the Supplementary Protection Certificate for medicinal products. However, there are no assurances that the FDA or any comparable foreign regulatory authority or national patent office will grant such extensions, in whole or in part. For example, we may not receive an extension if we fail to exercise due diligence during the testing phase or regulatory review process, fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. In addition, to the extent we wish to pursue patent term extension based on a patent that we in-license from a third party, we would need the cooperation of that third party. Moreover, the length of the extension could be less than we request. Only one patent per approved product can be extended, the extension cannot extend the total patent term beyond 14 years from the date of product approval, and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. In addition, a patent term extension is available only for the first approved use of the drug, and thus, no extension is available if a product is approved for a subsequent use.

If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for the applicable product candidate will be shortened, and our competitors may obtain approval to market competing products sooner. As a result, our revenue from applicable products could be reduced.

Further, if this occurs, our competitors may take advantage of our investment in development and trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case, and our competitive position and business could be harmed.

Changes in patent law or their interpretations could diminish the value of our patents in general, thereby impairing our ability to protect our intellectual property for lead development candidate, or any other product candidates.

Our success is heavily dependent on intellectual property, particularly patents. Obtaining, maintaining and enforcing patents in the pharmaceutical industry is inherently uncertain, due in part to ongoing changes in the patent laws. Legal and policy changes can alter patentability, validity standards, and challenge mechanisms, affecting our ability to obtain, maintain, and enforce intellectual property protections. Court decisions, legislative reforms, and evolving international standards may narrow patent scope, increase uncertainty, and raise costs for intellectual property prosecution, enforcement, and defense. Depending on decisions by Congress, the federal courts, and the USPTO and equivalent institutions in other jurisdictions, the laws and regulations governing patents, and interpretation thereof, could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce existing or future patents.

For example, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations.

Therefore, there is increased uncertainty with regard to our ability to obtain patents in the future, as well as uncertainty with respect to the value of patents once obtained.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued and licensed patents. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while most jurisdictions outside the United States, the first to file a patent application was entitled to the patent.

After March 2013, under the Leahy-Smith America Invents Act (Leahy-Smith Act) enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. Consequently, if a third party files a patent application in the USPTO before we or our current or future licensors file an application covering the same invention, the third party could therefore be awarded a patent covering an invention of ours or of our licensors even if we or our licensors had made the invention before it was made by such third party. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our current or future licensors were the first to either (i) file any patent application related to our product candidates and other proprietary technologies we may develop or (ii) invent any of the inventions claimed in our owned or in-licensed patents or patent applications. Even if we have a valid and enforceable patent, we may not be able to exclude others from practicing the claimed invention if the other party can show that they used the invention in commerce before our filing date or if the other party benefits from a compulsory license.

The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO-administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, particularly the first inventor-to-file provisions. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business.

Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we may obtain in the future. For example, the complexity and uncertainty of European patent laws have also increased in recent years. In Europe, a new unitary patent system took effect on June 1, 2023, which will significantly impact European patents, including those granted before the introduction of such a system. Under the unitary patent system, all European patents, including those issued prior to June 1, 2023, now by default automatically fall under the jurisdiction of a new European Unified Patent Court (the UPC) for litigation involving such patents. As the UPC is a relatively new court system, there is uncertainty regarding litigation at the UPC. Our European patent applications, if issued, could be challenged in the UPC. During the first seven years of the UPC’s existence, the UPC legislation allows a patent owner to opt its European patents out of the jurisdiction of the UPC. We may decide to opt out our future European patents from the UPC, but doing so may preclude us from realizing the benefits of the UPC. Moreover, if we do not meet all of the formalities and requirements for opt-out under the UPC, our future European patents could remain under the jurisdiction of the UPC. The UPC will provide our competitors with a new forum to centrally revoke our European patents and allow for the possibility of a competitor to obtain a pan-European injunction. It is uncertain how the UPC will impact granted European patents in the pharmaceutical industry.

Additionally, recent reforms and changes at U.S. government agencies and those of non-U.S. jurisdictions could increase the uncertainties and costs surrounding the prosecution or maintenance of our patent applications, and the maintenance, enforcement or defense of our issued patents. For example, the ability of the USPTO and other applicable patent authorities to properly administer their functions is highly dependent on the levels of funding available to the agency and their ability to retain key personnel and fill key leadership appointments, among various factors. Termination of employees or delays in replacing or hiring for key positions could significantly impact the ability of the USPTO and other applicable patent authorities to fulfill their functions and could greatly impact our ability to timely and adequately prosecute or maintain our patent applications, and our ability to timely and adequately maintain, enforce or defend our issued patents.

The Leahy-Smith Act and other similar changes in patent law and regulations in other countries or jurisdictions and their implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued or licensed patents, all of which could harm our business.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated if we fail to comply with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on any patents and patent applications are required to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of a patent. In certain circumstances, we may rely on our current and future licensors to pay these fees. The USPTO and various foreign patent agencies also require compliance with a number of procedural, documentary, fee payment and other similar requirements during the patent application and prosecution process. In addition, in some countries, including the United States, China, India and some European countries, a foreign filing license is required before certain patent applications are filed. The foreign filing license requirements vary by country and depend on various factors, including where the inventive activity occurred, citizenship status of the inventors, the residency of the inventors and the invention owner, the place of business for the invention owner and the nature of the subject matter to be disclosed (e.g., items related to national security or national defense). In some, but not all cases, for example in China and India, a foreign filing license cannot be obtained retroactively in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment of a pending patent application or can be grounds for revoking or invalidating an issued patent, resulting in the loss of patent rights in the relevant jurisdiction.

Administrative errors or missed deadlines (by us or licensors) can lead to abandonment or loss of rights. Failure to pay fees, respond to official actions, or submit required documents can result in loss of patent protection in relevant jurisdictions. If we or our licensors, or any future licensors or collaborators, fail to maintain the patents and patent applications covering lead development candidate, or any other product candidates, our competitors might be able to enter the market with similar or identical products or technology, which would harm our business.

Third-party claims of intellectual property infringement, misappropriation, or other violations against us or our current or future licensors could be expensive and time consuming and may prevent or delay the development and commercialization of our development candidate, or any other product candidates.

Our commercial success depends, in part, upon our ability and the ability of any of our collaborators to develop, manufacture, market and sell our lead development candidate, or any other product candidates, and use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property and other proprietary rights of third parties.

There is considerable intellectual property litigation in the biotechnology and pharmaceutical industries. As the biotechnology and pharmaceutical industries expand and more patents are issued, and as we gain greater visibility and market exposure as a public company, the risk increases that our therapeutic programs and commercializing activities may give rise to claims of infringement of the patent rights of others. We may become party to, or be threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our lead development candidate, or any other product candidates and technology, including re-examination, interference, post-grant review, inter partes review or derivation proceedings before the USPTO or an equivalent foreign body. Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the fields in which we are developing our product candidates. In the event that any of these patents were asserted against us, we believe that we would have defenses against any such action, including that such patents are not valid or that we would be able to replace such technology with alternative, non-infringing technology.

However, if any such patents were to be asserted against us and our defenses to such assertion were unsuccessful and such alternative technology was not available or technologically or commercially practical, unless we obtain a license to such patents, we could be liable for damages, which could be significant and include treble damages and attorneys’ fees if we are found to willfully infringe such patents, and we could be precluded from commercializing any product candidates that were ultimately held to infringe such patents. Any potential future legal proceedings relating to these patents could cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. If we are unsuccessful in our challenges to these patents and become subject to litigation or are unable to obtain a license on commercially reasonable terms with respect to these patents, it could harm our business.

Third parties may allege that we are infringing, misappropriating or otherwise violating their intellectual property rights. Defending such claims, with or without merit, is unpredictable and can be costly, time-consuming, and distracting. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysis or investors perceive these results to be negative, it could have a substantial adverse effect on the market price of our common stock. If we are found to infringe, we may be required to obtain licenses (which may not be available on reasonable terms), pay damages, or cease development or commercialization of affected products.

We may also be required to indemnify collaborators or licensors, further increasing costs. Any of these outcomes could materially harm our business.

We may be subject to claims by third parties asserting that we, our employees, consultants or advisors have infringed upon, misappropriated or otherwise violated their intellectual property rights, or claiming ownership of what we regard as our own intellectual property.

Many of our employees, consultants, or advisors were previously employed at other biotechnology or pharmaceutical companies. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer.

Employee or consultant background intellectual property claims can lead to disputes, costs, delays, or loss of rights. We may face allegations that our personnel used or disclosed proprietary information from prior employers, or that we do not own inventions developed by our team. Litigation or disputes over intellectual property ownership can be costly, distract management, and may result in loss of rights or personnel. Litigation may be necessary to defend against these claims.

If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our technologies or product candidates. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs, delay development of our product candidates and be a distraction to management. Any of the foregoing events would harm our business.

In addition, we may in the future be subject to claims by former employees, consultants, or other third parties asserting an ownership right in our patents or patent applications. An adverse determination in any such submission or proceeding may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated, or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar technology and therapeutics, without payment to us, or could limit the duration of the patent protection covering our technologies and product candidates. Such challenges may also result in our inability to develop, manufacture, or commercialize our technologies and product candidates without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop, or commercialize current or future technologies and product candidates. Any of the foregoing could adversely affect our business.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Intellectual property litigation can be expensive, time-consuming, and may divert management and technical personnel from core business activities. Even successful outcomes can result in significant costs and operational disruption. Public proceedings may also impact our reputation or stock price.

In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities.

We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources.

Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace, including compromising our ability to raise the funds necessary to initiate anticipated clinical trials, continue our research programs, license necessary technology from third parties or enter into development collaborations that would help us commercialize lead development candidate, or any other product candidates, if approved. Any of the foregoing events would harm our business.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

We rely on trade secrets and know-how to protect proprietary technology, especially where patent protection is unavailable or inappropriate. Trade secrets can be difficult to protect, and confidentiality agreements and security measures may be breached, and remedies may be inadequate. If our trade secrets are disclosed, misappropriated, or independently developed by competitors, our competitive position could be harmed.

Trade secrets and know-how can be difficult to protect. We seek to protect these trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, licensors, collaborators, CROs, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. We cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology and processes. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. We cannot guarantee that any potential trade secrets and other proprietary and confidential information will not be disclosed or that competitors will not otherwise gain access to trade secrets. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets.

If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be harmed.

As is common in the biotechnology industry, we engage the services of consultants to assist us in the development of our product candidates. Many of these consultants were previously employed at, or may have previously provided or may be currently providing consulting services to, other biotechnology companies including our competitors or potential competitors.

We may become subject to claims that we or our consultants inadvertently or otherwise used or disclosed trade secrets or other information proprietary to our consultants’ former employers or their former or current clients. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely affect our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management team.

We may not be able to protect and enforce our trademarks and trade names or build name recognition in our markets of interest, and we may encounter delays and additional expense if our preferred names are not available, thereby harming our competitive position.

We intend to rely on both registered and common law rights for our trademarks. We plan to apply to register these trademarks with the USPTO and may in the future seek to register additional trademarks in the United States and other countries. However, we have not yet sought registration for any of our marks internationally, and we have not yet obtained regulatory or trademark approvals for any drug names. The process of obtaining such approvals can be lengthy and uncertain, and our preferred names may not be available or approvable in particular jurisdictions or for particular uses.

Trademark protection may be limited or unavailable in some jurisdictions, and third parties may oppose, cancel, or infringe our marks. Failure to secure or enforce trademarks can diminish brand value, create confusion, and harm our competitive position. Moreover, any name we propose to use with our product candidates in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. Similar requirements exist in Europe. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA or an equivalent administrative body in a foreign jurisdiction objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, does not infringe the existing rights of third parties, and is acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. Building name recognition in our markets of interest may be challenging, and litigation or administrative proceedings to protect trademarks can be costly and uncertain. Additionally, if we are unable to use our preferred drug names in certain jurisdictions, we may face significant delays and expense in rebranding or developing alternative names, which could adversely affect our commercialization efforts and market position.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. Even robust intellectual property may not prevent all competition; alternative technologies, off-label use, safe-harbor R&D, and missed filings can erode intellectual property exclusivity.

Competitors may independently develop similar or alternative technologies, design around our patents, or benefit from aspects of our inventions that are not patentable or not protected. Intellectual property rights may not cover all threats, and the patents of others may adversely affect our business.

For example:

•

others may be able to make products that are similar to any product candidates we may develop or utilize similar technology but that are not covered by the claims of the patents that we own, co-own or license now or own, co-own or license in the future;

•

we, or our current or future licensors, might not have been the first to make the inventions covered by the issued patent or pending patent application that we own, co-own or license now or own, co-own or license in the future;

•	we, or our current or future licensors, might not have been the first to file patent applications covering certain of our or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	it is possible that our pending owned, co-owned or licensed patent applications or those that we may own, co-own or license in the future will not lead to issued patents;

•	issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors;

•

our competitors might conduct research and development activities in the United States under FDA-related safe harbor patent infringement exemptions or in countries where we or our current or future licensors do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;

•	we may fail to identify potential patentable subject matter and may fail to file on it;

•	the patents or other intellectual property rights of others may harm our business; and

•

we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent application covering such intellectual property or disclose information resulting in a loss of protection for such trade secrets.

Should any of these events occur, they could harm our business.

Risks Related to Our Reliance on Third Parties

We rely on third parties to conduct our preclinical studies and clinical trials. If these third parties that we rely on to execute our preclinical studies or clinical trials do not successfully carry out their contractual duties, comply with applicable regulatory requirements or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates.

We do not independently conduct our preclinical studies or clinical trials. We rely on medical institutions, contract laboratories and other third parties, such as CROs, to conduct or otherwise support our preclinical studies and clinical trials for our product candidates. We rely heavily on these parties for execution of our preclinical studies and clinical trials for our product candidates and control only certain aspects of their activities. There are a limited number of CROs with demonstrated expertise in acute and chronic pain clinical trial design and execution, and competition for these organizations’ services is intense. We have recently transitioned, or are in the process of transitioning, our CRO relationship and may face disruptions associated with such transitions, including delays in site activation, protocol implementation, and data collection. Because acute pain trials are typically conducted over shorter durations, with enrollment windows measured in weeks rather than years, any delay in site selection, patient enrollment, or CRO performance can have a disproportionate impact on our study timelines. We cannot assure that our CRO partners will perform to our expectations or that the CRO transition will not adversely affect the conduct of our planned clinical trials.

Further, while we have and will have agreements governing the activities of our third-party contractors, we have limited influence over their actual performance. Nevertheless, we are responsible for ensuring that each of our preclinical studies and clinical trials is conducted in accordance with the applicable protocol and legal and regulatory requirements and scientific standards, and our reliance on CROs and other third parties will not relieve us of our regulatory responsibilities. For any violations of laws and regulations during the conduct of our preclinical studies and clinical trials, we could be subject to untitled letters, warning letters or enforcement action that may include civil penalties up to and including criminal prosecution.

We and the third parties on which we rely for clinical trials are required to comply with regulations and requirements, including GLP and GCP for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate, and that the trial patients are adequately informed of the potential risks of participating in clinical trials and their rights are protected. These regulations are enforced by the FDA and comparable foreign regulatory authorities for any drugs in clinical development. The FDA and comparable foreign regulatory authorities enforce GCP requirements through periodic inspections of clinical trial sponsors, principal investigators and trial sites. If we or these third parties fail to comply with applicable GCP, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, the FDA or comparable foreign regulatory authorities will determine that any of our future clinical trials will comply with GCP. In addition, our clinical trials must be conducted with product candidates produced under cGMP regulations. Our failure or the failure of these third parties to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process and could also subject us to enforcement action. We also are required to register certain ongoing clinical trials and provide certain information, including information relating to the trial’s protocol, on a government-sponsored database, www.clinicaltrials.gov, within specific timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Although we design our clinical trials for our product candidates, we will rely on third parties to conduct our clinical trials. As a result, many important aspects of our clinical development, including clinical trial conduct and timing, will be outside of our direct control. Our reliance on third parties to conduct future clinical trials will also result in less direct control over the management of data developed through clinical trials than would be the case if we were relying entirely upon our own staff.

Communicating with outside parties can also be challenging, potentially leading to mistakes, as well as difficulties in coordinating activities. Outside parties may:

•	have staffing difficulties;

•	fail to comply with contractual obligations;

•	experience regulatory compliance issues;

•	undergo changes in priorities or become financially distressed; or

•	form relationships with other entities, some of which may be our competitors.

If third parties do not perform our clinical trials in a satisfactory manner, breach their obligations to us or fail to comply with regulatory requirements, we would be unable to rely on clinical data collected by these third parties and may be required to repeat, extend the duration of or increase the size of any clinical trials we conduct, which could significantly delay commercialization and require significantly greater expenditures.

If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative third parties on commercially reasonable terms, or at all. Our CROs have the right to terminate their agreements with us in the event of an uncured material breach and under other specified circumstances. If third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain are compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, any clinical trials such third parties are associated with may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, we believe that our financial results and the commercial prospects for our product candidates in the subject indication would be harmed, our costs could increase and our ability to generate revenue could be delayed.

Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected the interpretation of the trial. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, refusal to accept or rejection of our marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of regulatory approval of our product candidates.

We may, from time to time, establish partnerships in relation to our clinical trials, receiving advisory services and other support from third parties. Although we believe that these partnerships will enable us to accelerate the development of our product candidates and clinical trials, we cannot guarantee that such collaborations will be successful and, in the event they are not, we may lose our competitive advantage and/or incur additional costs.

We rely on third-party manufacturers and suppliers to supply our product candidates. The loss of our third-party manufacturers or suppliers, or their failure to comply with applicable regulatory requirements or to supply sufficient quantities at acceptable quality levels or prices, within acceptable timeframes, or at all, would materially and adversely affect our business.

We do not own or operate facilities for drug manufacturing, storage, distribution, or quality testing and have no current plans to develop our own clinical or commercial-scale manufacturing capabilities. We currently rely, and expect to continue to rely, on third-party contract developers and manufacturers to manufacture bulk drug substances, drug products, raw materials and other components for our product candidates, as well as for commercial manufacture if our product candidates receive regulatory approval. Any change in our relationships with our third-party manufacturers or changes to contractual terms of our agreements with them could adversely affect our business, financial condition, results of operations and prospects.

Reliance on third-party manufacturers may expose us to different risks than if we were to manufacture the product candidates ourselves. There can be no assurance that our clinical development product supplies will not be limited, interrupted, terminated or will be of satisfactory quality or be available at acceptable prices. In addition, any replacement of our manufacturer could require significant effort and time because there may be a limited number of qualified replacements. Further, we do not have any long-term commitments or supply agreements with our third-party manufacturers. We may be unable to establish any long-term supply agreements with third-party manufacturers or to do so on acceptable terms or at all, which increases the risk of failing to timely obtain sufficient quantities of our product candidates or such quantities at an acceptable cost.

Establishing additional or replacement suppliers for these supplies, and obtaining regulatory clearance or approvals that may result from adding or replacing suppliers, could take a substantial amount of time, result in increased costs and impair our ability to produce our products, which would adversely impact our business, financial condition, results of operations and prospects. Any such interruption or delay may force us to seek similar supplies from alternative sources, which may not be available at reasonable prices, or at all. Any interruption in the supply of limited source components for our product candidates would adversely affect our ability to meet scheduled timelines and budget for the development and commercialization of our product candidates, could result in higher expenses and would harm our business. Although we have not experienced any significant disruption as a result of our reliance on our suppliers, we have a limited operating history and cannot assure you that we will not experience disruptions in our supply chain in the future as a result of such reliance or otherwise.

The manufacturing process for our product candidates will be subject to the FDA’s review and, in the future, may be subject to comparable foreign regulatory authority review. We, our suppliers and our manufacturers must meet applicable manufacturing requirements and undergo rigorous facility and process validation tests required by regulatory authorities in order to comply with regulatory standards, such as cGMPs, and to ensure the quality and safety of our product candidates. Securing regulatory approval for our product candidates will also require the submission of detailed information about the product manufacturing process to, and inspection of manufacturing facilities by, the FDA and comparable foreign regulatory authorities. If our third-party manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or comparable foreign regulatory authorities, they will not be able to secure and/or maintain regulatory approval for the use of their manufacturing facilities to produce our product candidates. Moreover, we do not conduct the manufacturing process ourselves and are completely dependent on our third-party manufacturers for manufacturing our product candidates in compliance with cGMP and other applicable requirements. In the event that any of our manufacturers fails to comply with such requirements or to perform its obligations in relation to quality, timing, or otherwise, or if our projected manufacturing capacity or supply of materials becomes limited, interrupted or more costly than anticipated, we may be forced to enter into an agreement with another third party, which we may not be able to do timely or on reasonable terms, if at all.

If we are required to change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with applicable quality standards and regulations and guidelines; and we may be required to repeat some of the development program with the new manufacturer. The delays and costs associated with the verification of a new manufacturer could negatively affect our ability to develop our product candidates in a timely manner or within budget, or obtain regulatory approval for or market our product candidates.

We expect to continue to rely on third-party manufacturers if we receive regulatory approval for any product candidate. To the extent that we have existing, or enter into future, manufacturing arrangements with third parties, we will depend on these third parties to perform their obligations in a timely manner consistent with contractual and regulatory requirements, including those related to quality control and assurance. Any manufacturing facilities used to produce our product candidates will be subject to periodic review and inspection by the FDA and comparable foreign regulatory authorities, including for continued compliance with cGMP requirements, quality control, quality assurance and corresponding maintenance of records and documents. If we are unable to obtain or maintain third-party manufacturing for our product candidates, or to do so on commercially reasonable terms, we may not be able to develop and commercialize our product candidates successfully. Our or a third party’s failure to execute on our manufacturing requirements, comply with cGMPs or maintain a compliance status acceptable to the FDA or comparable foreign regulatory authorities could adversely affect our business in a number of other ways, including:

•	an inability to initiate or complete clinical trials of a product candidate in a timely manner;

•	delay in submitting regulatory applications, or receiving regulatory approvals, for a product candidate;

•	subjecting third-party manufacturing facilities to additional inspections by regulatory authorities;

•	loss of the cooperation of existing or future collaborators;

•	requirements to cease development or to recall batches of our product candidates; and

•	in the event of approval to market and commercialize a product candidate, an inability to meet commercial demands for our products.

If our third-party manufacturer of our product candidates is unable to increase the scale of its production of our product candidates, and/or increase the product yield of its manufacturing, then our costs to manufacture our product candidates may increase and commercialization may be delayed.

Reliance on third-party manufacturers entails additional risks such as limitations on supply availability resulting from capacity and scheduling constraints of third parties; the possible breach of manufacturing agreements by third parties because of factors beyond our control; the possible termination or non-renewal of the manufacturing agreements by the third party, at a time that is costly or inconvenient to us; failure to manufacture our product according to our schedule or at all; and the possible misappropriation of our proprietary information, including our trade secrets and know-how. Additionally, our third-party manufacturers may experience difficulties due to resource constraints or as a result of labor disputes or unstable political environments. If any of our third-party manufacturers were to encounter any of these difficulties, our ability to provide our product candidates to participants in clinical trials, or to provide product for treatment of patients if approved, would be jeopardized. Any performance failure on the part of our existing or future manufacturers could delay clinical development or regulatory approval, and any related remedial measures may be costly or time-consuming to implement, which would have a material adverse impact on our financial position.

We may form or seek collaborations or strategic alliances, enter into licensing arrangements or other business transactions in the future, and we may not realize the benefits of such transactions.

We may enter into licensing arrangements and strategic transactions to acquire and advance new assets or product candidates in the future, including strategic partnerships, in-licensing of product candidates, strategic collaborations, joint ventures, restructurings, divestitures, acquisitions of companies, asset purchases, business combinations and investments.

Any future transactions that we enter into may not be successful. In particular, the success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborations are subject to numerous risks, which may include that:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to collaborations;

•

collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on trial or test results, changes in their strategic focus due to the acquisition of competitive products, availability of funding, or other external factors, such as a business combination that diverts resources or creates competing priorities;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates;

•

a collaborator with marketing, manufacturing and distribution rights to one or more products may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out these activities;

•	we could grant exclusive rights to our collaborators that would prevent us from collaborating with others;

•

collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

•

disputes may arise between us and a collaborator that cause the delay or termination of the research, development or commercialization of our future product candidates or that results in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated, and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable future product candidates;

•

collaborators may own or co-own intellectual property covering our product candidates that results from our collaborating with them, and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property; and

•	a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings.

Additionally, we may have conflicts with our future collaborators, such as conflicts concerning the interpretation of preclinical or clinical data, the achievement of milestones, the interpretation of contractual obligations, payments for services, development obligations or the ownership of intellectual property developed during our collaboration. If any conflicts arise with any of our collaborators, such collaborator may act in a manner that is adverse to our best interests. Any such disagreement could result in one or more of the following, each of which could delay or prevent the development or commercialization of our product candidates, and in turn prevent us from generating revenue: disputes regarding milestone payments or royalties; uncertainty regarding ownership of intellectual property rights arising from our collaborative activities, which could prevent us from entering into additional collaborations; unwillingness by the collaborator to cooperate in the development or manufacture of a product candidate, including providing us with data or materials; unwillingness on the part of a collaborator to keep us informed regarding the progress of its development and commercialization activities or to permit public disclosure of the results of those activities; initiating of litigation or alternative dispute resolution options by either party to resolve the dispute; or attempts by either party to terminate the agreement. Collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates. In addition, any future transactions could increase our near and long-term expenditures, result in potentially dilutive issuances of our equity securities, including our common stock, or the incurrence of debt, contingent liabilities, amortization expenses or acquired in-process research and development expenses, any of which could affect our financial condition, liquidity and results of operations.

Future acquisitions may also require us to obtain additional financing, which may not be available on favorable terms or at all. These transactions may never be successful and may require significant time and attention of our management. In addition, the integration of any business that we may acquire in the future may disrupt our existing business and may be a complex, risky and costly endeavor for which we may never realize the full benefits of the acquisition. Accordingly, although there can be no assurance that we will undertake or successfully complete any additional transactions of the nature described above, any additional transactions that we do complete could adversely affect our business, financial condition, results of operations and prospects.

We have vendors and service providers located outside of the United States that subject us to additional risks that are beyond our control and that could harm our business, financial condition, results of operations and prospects.

Currently, we have vendors and service providers located outside of the United States. As a result of our global supplier network, we are subject to risks associated with doing business abroad, including:

•	political unrest, terrorism, labor disputes and economic instability resulting in the disruption of trade from foreign countries in which our product candidates are manufactured;

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the imposition of new laws and regulations, including those relating to labor conditions, quality, and safety standards, imports, duties, taxes and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds, particularly new or increased tariffs imposed on imports from countries where our suppliers operate;

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greater challenges and increased costs with enforcing and periodically auditing or reviewing our suppliers’ and manufacturers’ compliance with cGMPs or status acceptable to the FDA or comparable foreign regulatory authorities;

•	reduced protection for intellectual property rights, including trademark protection, in some countries;

•	disruptions in operations due to global, regional or local public health crises or other emergencies or natural disasters;

•	disruptions or delays in shipments; and

•	changes in local economic conditions in countries where our manufacturers or suppliers are located.

These and other factors beyond our control could interrupt our vendor and service providers’ operations, influence the ability of these companies to render services and export our clinical supplies cost-effectively or at all, and inhibit their ability to procure certain materials.

Contract manufacturing organizations (CMOs) may become subject to legislation, trade restrictions, sanctions, tariffs, and other regulatory requirements by the U.S. government, which could restrict or even prohibit our ability to work with such entities, thereby potentially disrupting the supply of material to us. For example, the United States has recently passed legislation, namely the BIOSECURE Act (BIOSECURE Act), to prohibit U.S. federal executive agencies from procuring or obtaining any biotechnology equipment or service produced or provided by a “biotechnology company of concern” or entering into or renewing a contract, loan, or grant with an entity that uses such biotechnology equipment or services. Specifically, on October 9, 2025, the U.S. Senate passed a revised version of the BIOSECURE Act as an amendment to the National Defense Authorization Act (NDAA) for fiscal year 2026. The final version of the NDAA containing this legislative language was passed by the Senate and House of Representatives and signed into law by President Trump on

December 18, 2025. The BIOSECURE Act prohibits the U.S. government from procuring or obtaining biotechnology equipment or services produced or provided by a “biotechnology company of concern” (BCC); entering into, extending, or renewing government contracts with an entity that directly or indirectly (e.g., via a subcontractor) uses biotechnology equipment or services from a BCC in performance of that federal contract; and/or issuing grants or loans to purchase, obtain, or use biotechnology equipment or services produced by a BCC. The BIOSECURE Act also prohibits U.S. government loan and grant recipients from using federal loan or grant money to enter into contracts with entities that use equipment from BCCs in the performance of any federal prime contract or subcontract. Companies designated as a BCC include those that are identified on the U.S. Department of Defense’s annual List of Chinese Military Companies, also known as the 1260H List, and the U.S. Government also has the ability to designate entities as BCCs through a separate designation process. While the U.S. BIOSECURE Act has a grandfathering period of five years for existing contracts and has carveouts for manufacture of drugs for supply under Medicaid and Medicare Part B, subject to the Secretary of Veteran Affairs’ discretion, the impact of the U.S. BIOSECURE Act on the biotechnology industry is uncertain. Given the BIOSECURE Act, we may be restricted in our ability to work with certain Chinese biotechnology companies to the extent we would contract with, or otherwise receive funding from, the U.S. government. Such disruption could have adverse effects on the development of our product candidates. Furthermore, any U.S. executive action, legislative action or potential sanctions including the imposition of higher tariffs on imports into the United States and other governmental regulations affecting trade between the United States and China, and any retaliatory actions by China could materially impact our work or potential work in the future with Chinese biotechnology companies. U.S. executive agencies may designate entities and individuals on various governmental prohibited and restricted parties lists. Depending on the designation, potential consequences can range from a comprehensive prohibition on all transactions or dealings with designated parties, or a limited prohibition on certain types of activities, such as exports and financing activities, with designated parties. Such disruption could have adverse effects on the development of our product candidates. We are investigating alternative suppliers or manufacturers outside of China for materials and services for our product candidates. Without an alternative manufacturing plan, there is a risk that, if supplies are interrupted, or the quality of ingredients provided by such alternative sources is not to our specification, it would cause delays in our supply chain and increase the cost of manufacturing our drugs, which could materially harm our business.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we currently rely on third parties to manufacture our product candidates and to perform quality testing, we must, at times, share our proprietary technology and confidential information, including trade secrets, with them. We seek to protect our proprietary technology, in part, by entering into confidentiality agreements, and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are intentionally or inadvertently incorporated into the technology of others or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets and despite our efforts to protect our trade secrets, a competitor’s discovery of our proprietary technology and confidential information or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business, financial condition, results of operations, and prospects.

Risks Related to Commercialization of Our Product Candidates

Competitive products may reduce or eliminate the commercial opportunity for our product candidates for our current or future indications. If our competitors develop technologies or product candidates more rapidly than we do, or their technologies are more effective or safer than ours, our ability to develop and successfully commercialize our product candidates may be adversely affected.

The pharmaceutical industry is characterized by rapid innovation and intense competition. While we believe that our clinical programs provide us with competitive advantages, we face competition from multiple companies that are similarly working to develop therapeutics targeting similar indications, as well as from academic institutions, governmental agencies, and public and private research institutions. Many of our potential competitors, either alone or with collaboration partners, have significantly greater financial resources than we do, as well as equal or greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of products and the commercialization of those products. Accordingly, our potential competitors may be more successful than we are in achieving regulatory approvals and commercializing their products. We anticipate that we will face intense and increasing competition from existing, approved drugs, as well as new drugs entering the market and emerging technologies that become available.

We expect our current and future product candidates to face immediate competition from existing treatments for musculoskeletal pain. These consist of over-the-counter analgesics for mild to moderate symptoms, while moderate to severe pain is treated through a combination of opioids, NSAIDs, long-acting local anesthetics (for postoperative pain), acetaminophen, and recently approved Journavx, Vertex Pharmaceuticals Incorporated’s selective Nav1.8 inhibitor. In moderate to severe pain, opioids have historically been heavily relied on due to their strong analgesic effect, which has set the standard reference for efficacy. Commonly used opioids include morphine, oxycodone (e.g. under brand names OxyContin, Percocet), hydrocodone/acetaminophen (e.g. Vicodin) and tramadol (e.g. Ultram). In addition to opioids, NSAIDs are also used in mono- and multimodal regimens to manage pain, including products such as ibuprofen (e.g. Motrin), naproxen, diclofenac (e.g. Zorvolex, Zipsor, Voltaren), celecoxib (e.g. Celebrex), and intravenous meloxicam (e.g. Anjeso).

While we are primarily focused on addressing the demand for non-opioid musculoskeletal pain alternatives, we may in the future pursue development of our portfolio in neuropathic pain. If we pursue neuropathic pain, we could compete directly with established generic adjunctive analgesic therapies, notably: anticonvulsants such as pregabalin (e.g. Lyrica) or gabapentin (e.g. Neurontin) for neuropathic pain and fibromyalgia; antidepressants, such as duloxetine (e.g. Cymbalta) and amitriptyline (e.g. Elavil), for conditions such as diabetic peripheral neuropathy, fibromyalgia, and chronic musculoskeletal pain.

In addition to approved pain treatments, we are aware of several companies developing drug candidates for acute and chronic pain across multiple modalities. In Nav1.8 specifically, Vertex Pharmaceuticals Incorporated, Eli Lilly and Company (through its acquisition of SiteOne Therapeutics, Inc. in May 2025), Grünenthal GmbH, and Merck Sharp & Dohme LLC have the most notable and advanced drug candidates in various stages and pain indications. Beyond the Nav1.8 class, the competitive landscape is expanding into novel targets, including Nav1.7 inhibitors (e.g., Xenon Pharmaceuticals’ XEN1701) and Kv7 potassium channel activators (e.g., Biohaven’s BHV-7000 and Xenon Pharmaceuticals’ XEN1120).

The standard of care for pain management may also evolve to favor multimodal or combination therapeutic regimens that incorporate multiple agents with complementary mechanisms of action. We currently lack clinical data demonstrating the safety or efficacy of LTG-001 and LTG-321 in combination with other pain therapies, and we have not established partnerships to pursue combination regimens. If the market moves toward combination approaches and we are unable to generate relevant combination data or enter into appropriate collaborations, our product candidates may be viewed as less competitive, and we may be required to conduct additional studies or seek additional partnerships before achieving meaningful commercial acceptance.

Established pharmaceutical companies may invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make our product candidates less competitive. In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful. Accordingly, our competitors may succeed in obtaining patent protection, discovering, developing, receiving regulatory approval for or commercializing drugs before we do, which would have an adverse impact on our business and results of operations. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies.

Further, emerging therapies in adjacent therapeutic categories, including glucagon-like peptide-1 (GLP-1) receptor agonists used for weight management, may indirectly reduce demand for pain therapies. Clinical and real-world evidence suggests that weight loss can ameliorate certain pain conditions, including musculoskeletal and inflammatory pain. As GLP-1 therapies become more widely prescribed, the addressable patient population for certain pain indications may contract, and market expectations for pain drug revenues may be revised downward. We cannot predict the magnitude of this indirect competitive effect or the extent to which it may reduce the commercial opportunity for our product candidates.

Our profitability and financial position will suffer if our product candidates receive regulatory approval but cannot compete effectively in the marketplace.

Even if our product candidates receive regulatory approval, they may fail to achieve the degree of market acceptance by physicians, patients and others in the medical community necessary for commercial success, in which case we may not generate significant revenues or become profitable.

We have never commercialized a product candidate for any indication. Even if our product candidates are approved by the appropriate regulatory authorities for marketing and sale, our product candidates may not gain acceptance among patients, patients’ families, advocacy groups, physicians, third-party payors and others in the medical community. If the product candidates for which we obtain regulatory approval do not gain an adequate level of market acceptance, we may not generate sufficient product revenue or become profitable. Further, the number of patients that our product candidates is designed to treat may be smaller than expected.

The degree of market acceptance of our product candidates, if approved and commercialized, will depend on a number of factors, some of which are beyond our control, including:

•	the pricing and cost-effectiveness of our product candidates, as well as the ease of administration, time burden and market acceptance;

•	the safety, efficacy and tolerability of our product candidates;

•	acceptance of our product candidates by patients and their families, the medical community and third-party payors vis-à-vis existing pain medications and therapies;

•	changes in the standard of care for targeted indications and the reluctance of physicians to switch their patients’ current standard of care;

•	the clinical indications for which our product is approved and the scope of efficacy/safety claims that we may make for the product;

•	the ability of our product candidates to receive opioid-free labels;

•	any restrictions on the use of our product, and the prevalence and severity of any adverse effects;

•	any distribution and use restrictions imposed by the FDA as part of a mandatory REMS with respect to such product candidate or to which we agree under a voluntary risk management plan;

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the availability of adequate coverage and reimbursement by third parties, such as insurance companies and other healthcare payors, and by government healthcare programs, including Medicare and Medicaid;

•	the willingness of patients to pay all, or a portion of, out-of-pocket costs associated with our products in the absence of sufficient third-party coverage and adequate reimbursement;

•	the extent and strength of our marketing and distribution of such product candidate, including our ability to overcome any pre-existing stigmas around pain medication and dependency concerns;

•	the timing of market introduction of such product candidate, as well as competitive products;

•	our ability to offer our product candidates for sale at competitive prices;

•	adverse publicity about our product or favorable publicity about competitive products; and

•	potential product liability claims.

Our efforts to educate the medical community and third-party payors about the benefits of our product candidates may require significant resources and may never be successful. Even if our product candidates, if approved, are safe and effective for their approved indications, physicians and patients (and their families, as applicable) may not immediately be receptive to such product candidates and may be slow to adopt them as an accepted treatment for the approved indications. For example, the commercial launch of Journavx (suzetrigine) as the first approved non-opioid Nav1.8 inhibitor for acute pain has established a pricing and reimbursement precedent for this class of drugs. Suzetrigine has been priced at approximately $31 per day, compared to inexpensive generic opioids, and reports indicate that certain third-party payors have denied or restricted coverage on the basis of cost and the availability of cheaper alternatives. These payor dynamics may create an unfavorable precedent for the entire class, including our product candidates, and may cause third-party payors and formulary decision-makers to perceive a ceiling on the clinical differentiation that non-opioid Nav1.8 inhibitors can demonstrate. As a result, we may be required to engage in prolonged advocacy, legislative, and policy efforts, potentially spanning multiple years, before achieving meaningful formulary placement or broad reimbursement coverage, and there can be no assurance that such efforts will be successful or timely. If our current or future product candidates are approved but do not achieve an adequate level of acceptance among physicians, patients and third-party payors, we may not generate meaningful revenue from our product candidates and may never become profitable.

We currently have no marketing and sales organization and have no experience as a company in commercializing products, and we may have to invest significant resources to develop these capabilities. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our products, we may not be able to generate product revenue.

We have no internal sales, marketing or distribution capabilities, nor have we commercialized a product. If any of our product candidates ultimately receives regulatory approval, we must build a marketing and sales organization with technical expertise and supporting distribution capabilities to commercialize each such product in major markets, which will be expensive and time consuming, or collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. We have no prior experience as a company in the marketing, sale and distribution of pharmaceutical products and there are significant risks involved in building and managing a sales organization, including our ability to hire, retain and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. We may not be able to enter into collaborations or hire consultants or external service providers to assist us in sales, marketing and distribution functions on acceptable financial terms, or at all. In addition, our product revenues and our profitability, if any, may be lower if we rely on third parties for these functions than if we were to market, sell and distribute any products that we develop ourselves. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we are not successful in commercializing our products, either on our own or through arrangements with one or more third parties, we may not be able to generate any future product revenue and we would incur significant additional losses.

The successful commercialization of our product candidates, if approved, will depend in part on the extent to which governmental authorities and health insurers establish coverage, adequate reimbursement levels, and favorable pricing policies. Failure to obtain or maintain coverage and adequate reimbursement for our product candidates could limit our ability to market those products and decrease our ability to generate revenue.

The availability of coverage and the adequacy of reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers, and other third-party payors are essential for most patients to be able to afford prescription medications such as our product candidates, if approved. Our ability to achieve coverage and acceptable levels of reimbursement for our product(s) by third-party payors will have an effect on our ability to successfully commercialize any products we may successfully develop. Even if we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. We cannot be sure that coverage and reimbursement in the United States or elsewhere will be available for any product that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future.

Third-party payors increasingly are challenging prices charged for pharmaceutical products and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs when an equivalent generic drug or a less expensive therapy is available. It is possible that a third-party payor may consider our product candidates as substitutable and only offer to reimburse patients for the less expensive product. These payors may deny or revoke the reimbursement status of a given product or establish prices for new or existing marketed products at levels that are too low to enable us to realize an appropriate return on our investment in product development. As a result, if reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our products, if approved, and may not be able to obtain a satisfactory financial return on products that we may develop. See the risk factor above titled “Even if our product candidates receive regulatory approval, they may fail to achieve the degree of market acceptance by physicians, patients and others in the medical community necessary for commercial success, in which case we may not generate significant revenues or become profitable” for an example related to the commercial launch of suzetrigine.

There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. Regulatory approvals, pricing and reimbursement for new drug products vary widely from country to country. In the United States, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs will be covered. Some third-party payors may require prior authorization before covering new or innovative drug therapies and reimbursing healthcare providers who use such therapies. It is difficult to predict at this time what third-party payors will decide with respect to coverage and reimbursement for our products, if approved.

Obtaining and maintaining reimbursement status is time-consuming, costly and uncertain. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs. However, no uniform policy for coverage and reimbursement for products exists among third-party payors in the United States. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Further, coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we or our collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases at short notice, and we believe that changes in these rules and regulations are likely.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our products. For example, the U.S. Department of Health and Human Services (HHS) imposes rebates on many Medicare Part B and Medicare Part D products to penalize price increases that outpace inflation on an annual basis. HHS has also been empowered to negotiate the price of certain single-source drugs that have been on the market for at least seven years covered under Medicare as part of the Medicare Drug Price Negotiation Program. Each year up to 20 products will be selected by HHS for the Medicare Drug Price Negotiation Program. Products subject to the Medicare Drug Price Negotiation Program are expected to experience a significant reduction in reimbursement from the Medicare program on a per unit basis. We expect to experience pricing pressures in connection with the sale of our product candidates, if approved for marketing, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

Risks Related to Government Regulation

Our relationships with healthcare providers and physicians and third-party payors may be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors in the United States and elsewhere play a primary role in the recommendation and prescription of pharmaceutical products. Our current and future arrangements with healthcare providers, third-party payors and customers can expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, which may constrain the business or financial arrangements and relationships through which we research, and if approved, sell, market and distribute our products. In particular, the research of our product candidates, as well as the promotion, sales and marketing of a future approved product, is subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring, and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials. The applicable federal, state and foreign healthcare laws and regulations laws that may affect our ability to operate now or in the future include, but are not limited to:

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the federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order, or recommendation of any good, facility, item, or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. The federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other;

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the civil monetary penalties statute which imposes penalties against any person or entity who, among other things, is determined to have presented or caused to be presented a claim to, among others, a federal healthcare program that the person knows or should know is for a medical or other item or service that was not provided as claimed or is false or fraudulent;

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the federal civil and criminal false claims laws, including the federal False Claims Act (FCA), which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment to, or approval by Medicare, Medicaid, or other federal healthcare programs, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or an obligation to pay or transmit money to the federal government, or knowingly and improperly avoiding or decreasing or concealing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government healthcare programs if they are deemed to “cause” the submission of false or fraudulent claims. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

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the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), which created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private), and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact, or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items, or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating the health care fraud statute under HIPAA without actual knowledge of the statute or specific intent to violate it;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH) and its implementing regulations, which also imposes certain obligations,

including mandatory contractual terms, with respect to safeguarding the privacy and security of individually identifiable health information of covered entities subject to the rule, including health plans, healthcare clearinghouses and certain healthcare providers and their business associates, independent contractors of a covered entity that perform certain services involving the use or disclosure of individually identifiable health information for or on their behalf, as well as their covered subcontractors;

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the federal Physician Payments Sunshine Act and its implementing regulations, which require some manufacturers of drugs, devices, biologicals, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program (with certain exceptions) to report annually to HHS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician practitioners (such as physician assistants and nurse practitioners), and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and may be broader in scope than their federal equivalents; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and local laws that require the registration of pharmaceutical sales representatives.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products. Distribution of prescription drug samples to licensed prescribers is also highly regulated within the United States.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. Federal, state and foreign enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions, significant fines and penalties and settlements in the healthcare industry. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and may divert our management’s attention from the operation of our business.

It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations, or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal, and administrative penalties, damages, fines, disgorgement, individual imprisonment, possible exclusion from participation in federal and state funded healthcare programs, contractual damages and the curtailment or restricting of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Any action for violation of these laws, even if successfully defended, could cause us to incur significant legal expenses and divert management’s attention from the operation of our business. Prohibitions or restrictions on sales or withdrawal of future marketed products could adversely affect our business, results of operations and financial condition.

Even if we receive regulatory approval of our product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense, and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

If our product candidates are approved, they will be subject to extensive and ongoing regulatory requirements for manufacturing, labeling, packaging, distribution, storage, advertising, promotion, import, export, sampling, record-keeping, conduct of post-marketing studies and submission of safety, efficacy and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities. In addition, we will be subject to continued compliance with cGMPs and similar requirements outside the United States and GCP requirements for any clinical trials that we conduct post-approval.

Manufacturers and manufacturers’ facilities are required to comply with extensive FDA and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMPs or similar regulations. As such, we and our contract manufacturers will be subject to continual review and periodic, unannounced inspections by the FDA and other regulatory authorities to assess compliance with cGMPs or similar requirements and adherence to commitments made in any NDA, other marketing application, and previous responses to inspection observations. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

Any regulatory approvals that we may receive for our product candidates will require the submission of reports to regulatory authorities and surveillance to monitor the safety and efficacy of the product candidate, and such approvals may be subject to significant limitations on the approved indicated uses for which the product may be marketed (e.g., use restrictions for specified age groups, warnings, precautions or contraindications), and may include burdensome post-approval study or risk management requirements. For example, the FDA may require a REMS program as a condition of approval of our product candidates or similar risk management measures, which could entail requirements for long-term patient follow-up, a medication guide, physician training and communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools.

The FDA or comparable foreign regulatory authorities may impose consent decrees or withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with our product candidates, such as adverse events of unanticipated severity or frequency, or problems with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in restrictions on that product, the manufacturing facility or us, including revisions to the approved labeling to add new safety information, contraindications or a “black box” warning, imposition of post-market studies or clinical trials to assess new safety risks, or imposition of distribution restrictions or other restrictions under a REMS. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of our products, withdrawal of the product from the market or product recalls;

•	restrictions on product distribution or use, or requirements to conduct post-marketing studies or clinical trials;

•	fines, restitutions, disgorgement of profits or revenues, warning letters, untitled letters or holds on clinical trials;

•	refusal by the FDA or comparable foreign regulatory authorities to approve pending applications or supplements to approved applications submitted by us or suspension or revocation of approvals;

•	product seizure or detention or refusal to permit the import or export of our products; and

•	injunctions or the imposition of civil or criminal penalties.

The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and generate revenue and could require us to expend significant time and resources in response and could generate negative publicity.

The policies of the FDA and comparable regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may be subject to enforcement action and our business, results of operations and financial condition could be adversely affected.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.

The FDA and comparable foreign regulatory authorities strictly regulate the marketing, labeling, advertising, and promotion of prescription drugs. These regulations include standards for direct-to-consumer advertising (in the United States only), industry-sponsored scientific and educational activities and promotional activities involving the internet, as well as restrictions on promoting approved drugs for unapproved uses or patient populations (known as “off-label promotion”). Products may be promoted only for the approved indications and in accordance with the provisions of the approved label. While physicians in the United States may choose, and are generally permitted, to prescribe drugs for off-label uses, manufacturers may not market or promote such uses. However, companies may share truthful and not misleading information that is not inconsistent with the labeling, and the FDA has recently published a draft guidance with recommendations for how drug manufacturers can share scientifically sound and clinically relevant information on unapproved uses with health care providers so long as such presentations are not promotional.

If we are found to have promoted any off-label uses of our future approved products, or to have engaged in the promotion of an unapproved product candidate, we may become subject to significant liability. The U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of our future approved products, we could become subject to significant liability, which would materially adversely affect our business, results of operations and financial condition.

Ongoing healthcare legislative and regulatory reform measures may adversely affect our business, results of operations and financial condition.

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. By way of example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, (collectively, ACA), was signed into law, intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose taxes and fees on the healthcare industry and impose additional health policy reforms.

There have been executive, judicial and congressional challenges to certain aspects of the ACA. For example, on July 4, 2025, the One Big Beautiful Bill Act (OBBBA) was signed into law, which narrowed access to ACA marketplace exchange enrollment and declined to extend the ACA enhanced advanced premium tax credits that expired at the end of 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. The OBBBA also is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. Congress is considering proposed legislation intended to further reduce healthcare costs with alternatives to replace the expired ACA subsidies.

The current administration is pursuing policies to reduce regulations and expenditures across government agencies including at HHS, the FDA, The U.S. Centers for Medicare & Medicaid Services (CMS) and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. For example, the current administration has announced agreements with several pharmaceutical companies that require the drug manufacturers to offer, through a direct-to-consumer platform, U.S. patients and Medicaid programs prescription drug Most-Favored Nation pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues. Other recent actions, for example, include (1) directing agencies to reduce agency workforce and cut programs; (2) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives, including by establishing Most-Favored-Nation pricing for pharmaceutical products and launching an online clearinghouse (TrumpRx) for patients to purchase certain products from manufacturers on a cash pay basis; (3) imposing tariffs on imported pharmaceutical products; and (4) as part of the Make America Healthy Again Commission’s Strategy Report released in September 2025, working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. Additionally, the current administration recently called on Congress to enact “The Great Healthcare Plan,” to codify and expand Most-Favored Nation pricing, lower government subsidies to private insurance companies, increase healthcare price transparency, expand pharmaceutical drugs available for over-the-counter purchase, and enact restrictions on pharmacy benefit manager payment methodologies, among other things. These actions and policies may significantly reduce U.S. drug prices, potentially impacting manufacturers’ global pricing strategies and profitability, while increasing their operational costs and compliance risks. In June 2024, the U.S. Supreme Court’s Loper Bright decision greatly reduced judicial deference to regulatory agencies, which could increase successful legal challenges to federal regulations affecting our operations. Congress may introduce and ultimately pass health care related legislation that could impact the drug approval process and make changes to the Medicare Drug Price Negotiation Program.

At the state level, individual states in the United States have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, marketing cost disclosure, drug price reporting and other transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Some states have enacted legislation creating so-called prescription drug affordability boards with the goal of imposing price limits on certain drugs in these states, while some states are also seeking to implement general, across the board price caps for pharmaceuticals, or are seeking to regulate drug distribution.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures. We cannot predict with certainty what impact any federal or state health reforms will have on us, but such changes could impose new or more stringent regulatory requirements on our activities or result in reduced reimbursement for our products, if approved, any of which could adversely affect our business, results of operations and financial condition.

Disruptions to the operations of the FDA, the SEC, other U.S. governmental agencies or comparable foreign regulatory authorities caused by funding shortages, leadership changes, staffing cuts or other staffing shortages, along with uncertainty regarding the potential for new initiatives, laws, regulations, policies and guidance affecting our product candidates or other aspects of our business, could materially and adversely affect our business.

The ability of the FDA or other comparable foreign regulatory authorities to review and approve new products or take action with respect to other regulatory matters can be affected by a variety of factors, including government budget and funding levels, leadership changes, the ability to hire and retain key personnel and accept payment of user fees, the availability of personnel and other resources, changes in statutes, regulations and policies that affect the FDA’s or comparable foreign regulatory authorities’ ability to perform routine functions, and other business disruptions. Average review times at the FDA and comparable foreign regulatory authorities have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities. In addition, there have recently been terminations of large numbers of federal employees at various federal agencies, including the FDA. Changes and cuts in FDA staffing could result in delays in the FDA’s responsiveness or in its ability to review IND submissions or applications, issue regulations or guidance or implement or enforce regulatory requirements in a timely fashion, or at all. A prolonged government shutdown occurs and/or employee terminations or resignations could significantly impact the ability of the FDA or other federal agencies to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdowns and/or employee terminations or resignations at the SEC could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

There is substantial uncertainty as to whether and how the current U.S. Presidential administration will seek to modify or revise the requirements and policies of the FDA and other regulatory agencies with jurisdiction over our product candidates and any products for which we obtain approval. This uncertainty could present new challenges as we navigate development and approval of our product candidates. Some of these efforts have manifested to date in the form of personnel cuts and measures that could impact the FDA’s ability to hire and retain key personnel, which could result in delays or limitations on our ability to obtain guidance from the FDA regarding our product candidates and obtain the requisite regulatory approvals in the future. There is uncertainty as to whether we will be materially and negatively impacted by governmental orders, regulations, policies or guidance or disruptions to the normal operations of government agencies.

International trade policies, including tariffs, sanctions and trade barriers may adversely affect our business, financial condition, results of operations and prospects.

We operate in a global economy, which includes using third-party suppliers in several countries outside the United States. There is inherent risk, based on the complex relationships among the

United States and the countries in which we conduct our business, that political, diplomatic and national security factors can lead to global trade restrictions and changes in trade policies and export regulations that may adversely affect our business and operations. The current international trade and regulatory environment is subject to significant ongoing uncertainty. The U.S. government has announced substantial new tariffs affecting a wide range of products and jurisdictions and has indicated an intention to continue developing new trade policies, including with respect to the pharmaceutical industry. In response, certain foreign governments have announced or implemented retaliatory tariffs and other protectionist measures. These developments have created a dynamic and unpredictable trade landscape, which may adversely impact our business, results of operations, financial condition and prospects. The Bureau of Industry and Security, U.S. Department of Commerce, has initiated an investigation to determine whether pharmaceutical ingredients, including finished drug product, manufactured outside the United States pose a national security risk and should be subject to additional tariffs.

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We currently rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for clinical testing, as well as for manufacture of any products that we may commercialize, if approved. Currently, our suppliers are located outside of the United States: India (starting materials and active pharmaceutical ingredients) and China (starting materials). We also rely on specialized laboratory equipment, supplies, materials and precursor compounds, all or part of which we believe may be ultimately sourced from multiple countries outside the United States, to advance our research and development efforts.

Current or future tariffs will result in increased research and development expenses, including with respect to increased costs associated with APIs, raw materials, laboratory equipment and research materials and components. In addition, such tariffs will increase our supply chain complexity and could also potentially disrupt our existing supply chain. Unlike consumer goods, pharmaceuticals face unique regulatory constraints that make rapid supply chain adjustments particularly difficult and costly. Trade restrictions affecting the import of materials necessary for clinical trials could result in delays to our development timelines. Increased development costs and extended development timelines could place us at a competitive disadvantage compared to companies operating in regions with more favorable trade relationships and could reduce investor confidence, negatively impacting our ability to secure additional financing on favorable terms or at all. In addition, as we advance toward commercialization in the future, tariffs and trade restrictions could hinder our ability to establish cost-effective production capabilities, negatively impacting our growth prospects.

The complexity of announced or future tariffs may also increase the risk that we or our customers or suppliers may be subject to civil or criminal enforcement actions in the United States or foreign jurisdictions related to compliance with trade regulations. Foreign governments may also adopt non-tariff measures, such as procurement preferences or informal disincentives to engage with, purchase from or invest in U.S. entities, which may limit our ability to compete internationally and attract non-U.S. investment, employees, customers and suppliers. Foreign governments may also take other retaliatory actions against U.S. entities, such as decreased intellectual property protection, increased enforcement actions or delays in regulatory approvals, which may result in heightened international legal and operational risks. In addition, the United States and other governments have imposed and may continue to impose additional sanctions, such as trade restrictions or trade barriers, which could restrict us from doing business directly or indirectly in or with certain countries or parties and may impose additional costs and complexity on our business.

Trade disputes, tariffs, restrictions and other political tensions between the United States and other countries may also exacerbate unfavorable macroeconomic conditions including inflationary pressures, foreign exchange volatility, financial market instability and economic recessions or downturns. The ultimate impact of current or future tariffs and trade restrictions remains uncertain and could materially and adversely affect our business, financial condition and prospects. While we actively monitor these risks, any prolonged economic downturn, escalation in trade tensions or deterioration in international perception of U.S.-based companies could materially and adversely affect our business, ability to access the capital markets or other financing sources, results of operations, financial condition and prospects. In addition, tariffs and other trade developments have and may continue to heighten the risks related to the other risk factors described elsewhere in this prospectus.

We and the third parties with whom we work are subject to stringent and evolving U.S. and foreign laws, regulations, and rules, contractual obligations, industry standards, policies and other obligations related to data privacy and security. Our (or the third parties with whom we work) actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation (including class claims) and mass arbitration demands; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse business consequences.

In the ordinary course of business, we and the third parties with whom we work collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, process) personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, sensitive third-party data, business plans, transactions, financial information and information from and about clinical trial participants and results (collectively, sensitive data).

Our data processing activities subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations relating to data privacy and security.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). We may obtain health information from third parties, such as research institutions with which we collaborate, that are subject to privacy and security requirements under HIPAA. Although we do not believe that we are directly subject to HIPAA, other than potentially with respect to providing certain employee benefits, we could be subject to criminal penalties if we knowingly obtain or disclose individually identifiable health information maintained by a HIPAA covered entity in a manner that is not authorized or permitted by HIPAA. In addition, other federal and state laws have established and may in the future establish requirements for protecting the privacy and security of health information that is not protected by HIPAA.

Additionally, numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. For example, the California Consumer Privacy Act of 2018 (CCPA), applies to personal information of California residents and requires businesses subject to the CCPA to provide specific disclosures in privacy notices and respond to requests of such individuals to exercise certain privacy rights. Although there are minimum revenue or personal data processing thresholds for entities to be subject to many of these laws and there are limited exemptions for clinical trial data under the CCPA and similar U.S. state comprehensive privacy laws, such laws may impact (possibly significantly) our business activities depending on how they are interpreted, should we become subject to the CCPA or other such state comprehensive privacy laws in the future. In addition, similar laws are being considered in other states, as well as at the international, federal and local levels, and we expect more laws related to personal data to become effective in the future. These developments may further complicate compliance efforts and increase our legal risk and compliance costs for us and the third parties upon whom we rely.

Outside the United States, an increasing number of laws, regulations, and industry standards may govern data privacy and security, including in relation to clinical trial data. For example, we may be subject to the European Union’s General Data Protection Regulation (EU GDPR), the United Kingdom’s General Data Protection Regulation and Data Protection Act 2018 (collectively, the UK GDPR) (the EU GDPR and UK GDPR together referred to as the GDPR), and China’s Personal Information Protection Law (PIPL), each of which impose strict requirements for processing personal data of individuals within the European Economic Area (EEA), the United Kingdom (UK) and China. The PIPL and GDPR impose comprehensive data privacy compliance obligations in relation to our collection and use of data relating to an identifiable living individual or “personal data”, including a principle of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit, as well as regulating cross-border transfers of personal data out of the EEA and the UK (in respect of the GDPR) and China (in respect of the PIPL). In addition, some of the personal data we process in respect of clinical trial participants is special category or sensitive personal data under the GDPR and PIPL, and subject to additional compliance obligations and to local law derogations.

For example, under the GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros under the EU GDPR, 17.5 million pounds sterling under the UK GDPR or, in each case, 4% of the annual global revenues of the noncompliant undertaking, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests; or regulatory investigations, reputational damage, orders to cease/change our data processing activities, enforcement notices and/or assessment notices (for a compulsory audit). Failure to comply with PIPL can result in fines of up to RMB 50 million or 5% of the prior year’s total annual revenue for the personal information processor and/or a suspension of services or data processing activities. Other potential penalties include a fine of up to RMB 1 million on the person in charge or directly responsible personnel and, in serious cases, individuals and entities may be exposed to criminal liabilities under other local Chinese law, such as the Criminal Law of the People’s Republic of China. The PIPL also prohibits responsible personnel for violations of the PIPL from holding high level management or data protection officer positions in relevant enterprises.

In addition, we may be unable to transfer personal data or we may have to implement additional measures to enable the transfer of data to the United States or other countries due to data localization requirements or limitations on cross-border data flows. For example, the PIPL imposes data localization requirements on important data processors and critical information infrastructure operators and personal information processors which process personal information above a certain threshold prescribed by the relevant authorities, unless a security assessment (Security Assessment) is passed. The PIPL also requires data processors to rely on a data export mechanism and comply with certain requirements prior to the transfer of Personal Information outside of China, such as compliance with a Security Assessment or certification by an agency designated by the relevant authorities or entering into standard form model contracts approved by the relevant authorities with the overseas recipient, unless an exemption applies. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EEA and the United States remains uncertain. Case law from the Court of Justice of the European Union states that reliance on the standard contractual clauses – a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue and international transfers to the United States and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. As the regulatory guidance and enforcement landscape in relation to data transfers continue to develop, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we operate our business, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

Additionally, the U.S. Department of Justice (DoJ) issued a rule entitled the Preventing Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons, which places additional restriction on certain data transactions involving countries of concern (e.g., China, Russia, Iran) and covered persons (i.e., individuals and entities who are designated as such by the U.S. Attorney General or are (1) foreign entities organized under the laws of, or with a principal place of business in, a country of concern or 50% or more owned, individually or in the aggregate, by one or more countries of concern or other covered persons; (2) foreign entities 50% or more owned, individually or in the aggregate, by a country of concern or another covered person; (3) foreign individuals that are employees or contractors of a country of concern or covered person; and (4) foreign individuals who are primarily a resident in a country of concern) that may impact certain business or management activities such as vendor engagements, licensing arrangements, partnership engagements, sale or sharing of data, employment of certain individuals and investor agreements. Violations of the rule could lead to significant civil and criminal fines and penalties. We may in the future engage in data transactions that could be subject to the rule. Although the DoJ issued compliance guidance and responded to industry questions, we are not aware of the existence of enforcement data or case law that would provide additional guidance on how the rule will be interpreted, and there is a risk that our interpretation of its applicability, scope and requirements could be incorrect, incomplete, or misapplied. The rule applies regardless of whether data is anonymized, key-coded, pseudonymized, de-identified or encrypted, which presents particular challenges for companies like ours and may impact our ability to enter into certain agreements.

Our employees and personnel use AI Technologies to perform their work, and the disclosure and use of personal data in AI Technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws and regulations regulating AI Technologies. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and lawsuits. If we are unable to use AI Technologies, it could make our business less efficient and result in competitive disadvantages.

In addition to data privacy and security laws, we are contractually subject to industry standards adopted by industry groups and may become subject to such obligations in the future. We are also bound by other contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful.

We publish privacy policies, marketing materials, whitepapers, and other statements concerning data privacy, and security. Regulators are increasingly scrutinizing these statements, and if these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, misleading, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Obligations related to data privacy and security (and consumers’ data privacy expectations) are quickly changing, becoming increasingly stringent, and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources, which may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf.

We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties with whom we work may fail (or be perceived to have failed) to comply with such obligations, which could negatively impact our business operations. If we or the third parties with whom we work fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims) and mass arbitration demands; additional reporting requirements and/or oversight; bans or restrictions on processing personal data; or orders to destroy or not use personal data.

In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations.

Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: interruptions or stoppages in our business operations; loss of customers; inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; potentially significant financial penalties if we are found to be in violation of our privacy obligations; adverse publicity; or substantial changes to our business model or operations.

Additional laws and regulations governing international operations could adversely affect our business, results of operations and financial condition.

If we further expand our operations outside of the United States, we must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate. The FCPA prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate, and other related parties for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If we expand our presence outside of the United States, it will require us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing or selling certain products and product candidates outside of the United States, which could limit our growth potential and increase our research and development costs.

The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The SEC also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions.

We are subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations (collectively, Trade Laws). We can face serious consequences for violations.

We are subject to Trade Laws. Among other things, Trade Laws prohibit companies and their employees, agents, clinical research organizations, contractors and other partners from authorizing, promising, offering, providing, soliciting or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences. We have direct or indirect interactions with officials and employees of government authorities or government-affiliated hospitals, universities and other organizations. We also expect our non-U.S. activities to increase over time. We plan to engage third parties for clinical trials and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals, and we can be held liable for the corrupt or other illegal activities of our personnel, agents or partners, even if we do not explicitly authorize or have prior knowledge of such activities.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and waste products, we cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of our hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

We maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees, but this insurance may not provide adequate coverage against potential liabilities. However, we do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Environmental laws and regulations may impair our research, development or production efforts. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.

Risks Related to This Offering and Ownership of Our Common Stock

There has been no public market for our common stock. An active trading market for our common stock may not develop or be sustained, or we may in the future fail to satisfy the continued listing requirements of the Nasdaq Global Market (Nasdaq) and our stock may be delisted, and you may not be able to resell your shares of our common stock at or above the public offering price, if at all.

Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common stock on Nasdaq under the symbol “LTGO,” and the offering is contingent upon obtaining such approval. An active trading market for our shares may never develop or be sustained following this offering. In addition, the initial price for our common stock in this offering will be determined through negotiations with the underwriters. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. The lack of an active market may impair the value of your shares, your ability to sell your shares at the time you wish to sell them and the prices that you may obtain for your shares. Further, an inactive trading market for our common stock may also impair our ability to raise capital by selling shares of our common stock or enter into strategic partnerships and transactions by issuing shares of our common stock as consideration. If an active trading market for our common stock does not develop, or is not sustained, you may not be able to sell your shares quickly or at the market price, or at all, and it may be difficult for you to sell your shares without depressing the market price for our common stock.

Moreover, if, after listing, we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our common stock. Such a delisting would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with the listing requirements of Nasdaq.

Our quarterly and annual operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts or any guidance we may publicly provide, each of which may cause our stock price to fluctuate or decline.

We expect our operating results to be subject to quarterly and annual fluctuations which may, in turn, cause the price of our common stock to fluctuate substantially. Our net loss and other operating results will be affected by numerous factors, including:

•	variations in the level of expense related to the ongoing development of LTG-001, LTG-321 or future development programs;

•	results and timing of preclinical studies and ongoing and future clinical trials, or the addition or termination of any such clinical trials;

•	the timing of payments we may make or receive under existing license and collaboration arrangements or the termination or modification thereof;

•

our execution of any strategic transactions, including acquisitions, collaborations, licenses or similar arrangements, and the timing and amount of payments we may make or receive in connection with such transactions;

•	any intellectual property infringement lawsuit or opposition, interference or cancellation proceeding in which we may become involved;

•	recruitment and departures of key personnel;

•	if our product candidates receive regulatory approval in the future, the terms of such approval and market acceptance and demand for such products;

•	regulatory developments affecting our product candidates or those of our competitors;

•	global or regional public health emergencies, including any health epidemics and their residual effects, natural disasters or major catastrophic events;

•

adverse macroeconomic conditions or geopolitical events and conflicts, any health epidemics and their residual effects, bank failures, or inflation and increased interest rates, on our preclinical and clinical development or operations;

•	the impacts of inflation and rising interest rates on our business and operations; and

•	changes in general market and economic conditions.

If our quarterly or annual operating results fall below the expectations of investors or securities analysts or any forecasts or guidance we may provide to the market, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated guidance we may provide. We believe that quarterly or annual comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

The trading price of our common stock may be volatile and you could lose all or part of your investment.

The trading price of our common stock after this offering is likely to be volatile. The stock market in general and the market for stock of biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your shares of our common stock at or above the initial public offering price. The market price for our common stock may be influenced by those factors discussed in this “Risk Factors” section and many other factors, including:

•	volatility and instability in the financial and capital markets;

•	announcements relating to our product candidates, including the results of clinical trials by us or our collaborators;

•	market acceptance of our product candidates, if approved, and the recognition of our brand;

•	introduction of proposed products, technologies or treatment techniques by us or our competitors;

•	announcements of significant contracts, acquisitions, divestitures or partnerships by us, our competitors or our collaboration partners;

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regulatory clearance, certification or approval of our product candidates or those products of our competitors or collaboration partners, or the failure to obtain such clearances, certifications or approvals on the projected timeline or at all;

•	the announcement of a product recall, suspension or other safety notice associated with our products or the products of our competitors, or other similar regulatory enforcement actions;

•	financial and operating results relative to the expectations of securities analysts and other market participants and the issuance of securities analysts’ reports or recommendations;

•	threatened or actual litigation, regulatory proceedings or government investigations;

•	the costs and timing of manufacturing for our product;

•	the success and market acceptance of existing or new competitive therapies, products or technologies, including suzetrigine;

•	development of new products that may address our markets and make our product candidates less attractive;

•	failure or discontinuation of any of our research or development programs;

•	changes in the level of expenses related to any of our research or development programs;

•	developments related to any existing or future collaborations;

•	the recruitment or departure of key personnel;

•	regulatory or legal developments in the United States and other countries;

•	announcements by us, our partners or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•	changes in the structure of healthcare payment systems;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

•	actual or expected changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	announcement or expectation of additional financing efforts;

•	sales of common stock by us, our executive officers, directors or principal stockholders, or others;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	market conditions in the pharmaceutical and biotechnology sector;

•	general economic, political and market conditions and other factors;

•	changes in accounting principles; and

•	the other factors described in this “Risk Factors” section and elsewhere in this prospectus.

Following price volatility, holders of securities may institute securities class action litigation against the issuer. If any holders of our common stock were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our board of directors and senior management would be diverted from the operation of our business. Any adverse determination in litigation could also subject us to significant liabilities. If the market price of our common stock following this offering does not exceed the initial public offering price, you may not realize any return on, or you may lose some or all of your investment. Broad market and industry factors such as these could materially and adversely affect the market price of our stock, regardless of our actual operating performance.

After this offering, our executive officers, directors and principal stockholders, if they choose to act together, will continue to have the ability to control or significantly influence all matters submitted to stockholders for approval.

Upon the closing of this offering, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before this offering and their respective affiliates will, in the aggregate, hold approximately    % of our outstanding common stock (based on the number of shares of our common stock outstanding as of March 31, 2026 and assuming no purchase of shares in this offering by any of this group, no exercise of the underwriters’ option to purchase additional shares of our common stock and no exercise of outstanding options). As a result, if these stockholders choose to act together, they would be able to control or significantly influence all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control or significantly influence the election of directors, the composition of our management and approval of any merger, consolidation, sale of all or substantially all of our assets or other business combination that other stockholders may desire. The interests of these stockholders may not always coincide with your interests or the interests of other stockholders, and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their common stock. Any of these actions could adversely affect the market price of our common stock.

A significant portion of our total outstanding shares are eligible to be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market, or the perception in the market that the holders of a large number of stockholders intend to sell shares of our common stock, could reduce the market price of our common stock. After this offering, we will have     shares of our common stock outstanding (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock). This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Substantially all of the remaining    shares of our common stock initially will be restricted as a result of securities laws, market standoff provisions or lock-up agreements, but will become eligible to be sold after this offering as described in the section titled “Shares Eligible for Future Sale.” We, our directors, our officers and substantially all of the holders of our common stock or securities convertible into, exercisable for, or exchangeable for our common stock have entered into market standoff agreements with us and have entered or will enter into lock-up agreements under which we have agreed or will agree, subject to specific exceptions described in the section titled “Underwriting,” not to offer, sell, or transfer such securities for 180 days following the date of this prospectus. We refer to such period as the lock-up period. Goldman Sachs & Co. LLC, Jefferies LLC and Leerink Partners LLC may, in their sole discretion and at any time or from time to time before the termination of the lock-up period release all or any portion of the securities subject to lock-up agreements.

Moreover, after this offering, holders of an aggregate of    shares of our common stock will have rights, subject to specified conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders, until such shares can otherwise be sold without restriction under Rule 144 under the Securities Act of 1933, as amended (Securities Act), or until the rights terminate pursuant to the terms of the stockholder agreements between us and such holders. See the section titled “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. We also intend to register all shares of our common stock subject to equity awards issued or reserved for future issuance under our equity compensation plans on a registration statement on Form S-8. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates under Rule 144 under the Securities Act and the market standoff provisions and lock-up agreements described above. Any sales of securities by these stockholders could have a negative impact on the trading price of our common stock.

If you purchase common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after the closing of this offering. Based on an assumed initial public offering price of $    per share (the midpoint of the price range set forth on the cover page of this prospectus), you will experience immediate dilution of $   per share as of March 31, 2026, representing the difference between our pro forma as adjusted net tangible book value per share, after giving effect to this offering and the assumed initial public offering price. This dilution is due to our investors who purchased shares prior to this offering having paid a price for their shares that is substantially less than the price offered to the public in this offering, as well as the exercise of stock options granted to our employees. To the extent any outstanding options are exercised, you will experience further dilution. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation. See the section titled “Dilution” for additional information.

We are an emerging growth company and a smaller reporting company, and the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (JOBS Act). For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements, and (iii) exemptions from the requirements of holding nonbinding advisory stockholder votes on executive compensation and stockholder approval of any golden parachute payments not approved previously. In addition, as an emerging growth company, we are only required to provide two years of audited financial statements and two years of selected financial data in this prospectus.

We could be an emerging growth company for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion and (c) in which we are deemed to be a large accelerated filer, which requires the market value of our common stock that is held by non-affiliates to exceed $700.0 million as of the prior June 30th, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. Investors may find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies also can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption, and, as a result, our operating results and financial statements may not be comparable to the operating results and financial statements of companies who have adopted the new or revised accounting standards.

We also are a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700.0 million and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our annual report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Future sales and issuances of our securities, including pursuant to our equity incentive plans, may cause dilution to our stockholders or decrease our stock price.

We expect that significant additional capital may be necessary to continue our planned operations, including to expand product development and commercialize our products. We may seek additional capital through public or private equity or debt financings or other capital sources, which may include strategic collaborations and other strategic arrangements with third parties, to enable us to complete the development and potential commercialization of our product candidates. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder.

Pursuant to our 2026 Plan, our management is authorized to grant stock options and other equity-based awards to our employees, directors and consultants. Additionally, the number of shares of our common stock reserved for issuance under our 2026 Plan will automatically increase on January 1 of each calendar year, beginning on January 1, 2027 and continuing through and including January 1, 2036, by   % of the total number of shares of our common stock (including shares issuable upon exercise of any pre-funded warrants) outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. In addition, pursuant to our ESPP, the number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, beginning on January 1, 2027 and continuing through and including January 1, 2036, by the lesser of (i)    % of the total number of shares of our common stock (including shares issuable upon exercise of any pre-funded warrants) outstanding on the last day of the calendar month before the date of the automatic increase and (ii)   shares; provided that before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (i) and (ii). Unless our board of directors elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution, which could cause our stock price to fall.

Participation in this offering by our existing stockholders and/or their affiliated entities may reduce the public float for our common stock.

To the extent certain of our existing stockholders and their affiliated entities participate in this offering, such purchases would reduce the non-affiliate public float of our shares, meaning the number of shares of our common stock that are not held by officers, directors and controlling stockholders. A reduction in the public float could reduce the number of shares that are available to be traded at any given time, thereby adversely impacting the liquidity of our common stock and depressing the price at which you may be able to sell shares of our common stock purchased in this offering.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. We expect that we will use the net proceeds of this offering as set forth in the section titled “Use of Proceeds.” However, our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could result in financial losses that could have a negative impact on our business, cause the price of our common stock to decline and delay the development and commercialization of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation, if any, would be your sole source of gain.

We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. As a result, capital appreciation, if any, of our common stock would be your sole source of gain on an investment in our common stock for the foreseeable future. See the section titled “Dividend Policy” for additional information.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws which will become effective immediately prior to and upon the closing of this offering could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the closing of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

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permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

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provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

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provide that the board of directors or any individual director may only be removed with cause and the affirmative vote of the holders of at least 66-2/3% of the voting power of all of our then outstanding common stock;

•	divide our board of directors into three classes, with each class serving staggered three-year terms;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

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provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

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do not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of our common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose; and

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provide that special meetings of our stockholders may be called only by the Chairman of the board, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least 66-2/3% of our then-outstanding common stock.

In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law (DGCL). These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time. A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of this provision.

These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult or costly for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.

For information regarding these and other provisions, see the section titled “Description of Capital Stock.”

Our amended and restated certificate of incorporation that will become effective immediately prior to the closing of this offering will provide that the Court of Chancery of the State of Delaware and any appellate court therefrom will be the exclusive forums for substantially all disputes between us and our stockholders, other than any complaint asserting a cause of action arising under the Exchange Act or the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation that will become effective immediately prior to the closing of this offering will provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a breach of fiduciary duty;

•	any action asserting a claim against us arising under the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws;

•	any action seeking to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws;

•	any action to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and

•	any action asserting a claim against us that is governed by the internal-affairs doctrine.

This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. Additionally, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation will further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid and several state trial courts have enforced such provisions and required that suits asserting Securities Act claims be filed in federal court, there is no guarantee that courts of appeal will affirm the enforceability of such provisions and a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and the provisions may not be enforced by a court in those other jurisdictions. If a court were to find either exclusive forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with litigating Securities Act claims in state court, or both state and federal court, which could seriously harm our business, results of operations and financial condition.

This exclusive forum provision may result in increased costs to stockholders to bring a claim. Further, this exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could seriously harm our business.

Our operations are concentrated in two locations within California, and we or the third parties upon whom we depend may be adversely affected by a wildfire and earthquake or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Our current operations are predominantly located in California. Any unplanned event, such as a flood, wildfire, explosion, earthquake, extreme weather condition, epidemic or pandemic, power outage, telecommunications failure or other natural or manmade accidents or incidents that result in us being unable to fully utilize our facilities may have a material and adverse effect on our ability to operate our business, particularly on a daily basis, and have significant negative consequences on our financial and operating conditions. Any similar impacts of natural or manmade disasters on our third-party CMOs and CROs could cause delays in our clinical trials and may have a material and adverse effect on our ability to operate our business and have significant negative consequences on our financial and operating conditions. If a natural disaster, power outage or other event occurred that prevented us from using our clinical sites, impacted clinical supply or the conduct of our clinical trials, that damaged critical infrastructure, such as the manufacturing facilities of our third-party CMOs, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we and our CMOs and CROs have in place may prove inadequate in the event of a serious disaster or similar event. In the event of an accident or incident at these facilities, we cannot assure you that the amounts of insurance we currently carry will be sufficient to satisfy any damages and losses. If our facilities, or the manufacturing facilities of our CMOs or CROs, are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of our development programs may be harmed. Any business interruption could adversely affect our business, financial condition, results of operations and prospects.

General Risk Factors

Our ability to use our net operating loss (NOL) carryforwards and certain other tax attributes to offset taxable income or taxes may be limited.

Under U.S. federal income tax law, federal NOLs incurred in tax years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such federal NOLs is limited to 80% of taxable income. In addition, under Sections 382 and 383 of the Code, and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation’s ability to utilize its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income or taxes may be limited. We have undergone ownership changes in the past for purposes of Sections 382 and 383 of the Code, and therefore our ability to utilize certain of our NOLs and other tax attributes is limited. Moreover, future changes in our share ownership, some of which are outside of our control, could result in one or more subsequent ownership changes under Sections 382 and 383 of the Code and impose additional limitations on our ability to utilize our NOLs and other tax attributes. As a result, even if we attain profitability, our NOLs and other tax attributes may be subject to material usage limitations, which could negatively impact our future cash flows. In addition, for state income tax purposes, there may be periods during which the use of NOL carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. For example, California imposed limits on the usability of California state NOLs to offset taxable income and certain business credits to offset California state tax liabilities in tax years beginning after 2023 and before 2027.

Changes and evolving requirements in tax laws or their interpretation could adversely affect our business.

The tax regimes we are subject to or operate under, including with respect to income and non-income taxes, are unsettled and may be subject to significant change. The OBBBA enacted in 2025, the IRA enacted in 2022, the Coronavirus Aid, Relief, and Economic Security Act enacted in 2020, and the Tax Cuts and Jobs Act enacted in 2017 made many significant changes to the Code. Future guidance from the Internal Revenue Service and other tax authorities with respect to any legislation may affect us, and certain aspects of such legislation could be repealed or modified in future legislation or sunset in future years. It is possible that changes in or interpretations under the OBBBA, the Tax Cuts and Jobs Act or other tax legislation, or the enactment of new tax legislation, could increase our future tax liability, which could in turn adversely impact our business and future profitability. The U.S. government may enact further changes to the taxation of business entities including, among others, an increase in the corporate income tax rate, the imposition of minimum taxes or surtaxes on certain types of income and significant changes to the taxation of income derived from international operations. We are unable to predict what changes to the tax laws of the United States and other jurisdictions may be proposed or enacted in the future or what effect such changes would have on our business. Any of these or similar developments or changes to tax laws or rulings (which changes may have retroactive application) could result in adverse impacts to our financial condition, operating results and prospects and a material change to the tax considerations described herein.

Unstable economic and market conditions may have serious adverse consequences on our business, financial condition and stock price.

Global economic and business activities continue to face widespread uncertainties, and global credit and financial markets have experienced extreme volatility and disruptions in the past several years, including severely diminished liquidity and credit availability, rising inflation and monetary supply shifts, rising interest rates, bank failures, labor shortages, declines in consumer confidence, declines in economic growth, increases in unemployment rates, recession risks and uncertainty about economic and geopolitical stability (such as the geopolitical tensions between the United States and China, the Russia/Ukraine conflict, conflicts in the Middle East). While we do not expect further developments with any such banks to have a material impact on our cash, cash equivalents and restricted cash balance, expected results of operations or financial performance for the foreseeable future, if further failures in financial institutions occur where we hold deposits, we could experience additional risk. Any such loss or limitation on our cash, cash equivalents and restricted cash would adversely affect our business.

The extent of the impact of these conditions on our operational and financial performance, including our ability to execute our business strategies and initiatives in the expected timeframe, as well as that of third parties upon whom we rely, will depend on future developments which are uncertain and cannot be predicted. There can be no assurance that further deterioration in economic or market conditions will not occur, or how long these challenges will persist. If the current equity and credit markets further deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Furthermore, our stock price may decline due in part to the volatility of the stock market and the general economic downturn.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices, which could impact our financial condition and results of operations and make it more difficult to run our business.

As a public company, and particularly after we are no longer an emerging growth company or smaller reporting company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will continue to incur costs associated with the Sarbanes-Oxley Act, and related rules implemented by the SEC and Nasdaq. The expenses generally incurred by public companies for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees or as our executive officers. Furthermore, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, other regulatory action and potentially civil litigation. Accordingly, increases in costs incurred as a result of becoming a publicly-traded company may adversely affect our business, financial condition and results of operations.

If we fail to maintain effective internal control over financial reporting, we may not be able to accurately report our financial results or prevent or detect misstatements, whether due to fraud or error. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

SEC rules that implement Section 404(a) of the Sarbanes-Oxley Act require that, beginning with our second annual report following our initial public offering, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Although SEC rules that implement Section 404(b) of the Sarbanes-Oxley Act requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) of the Sarbanes-Oxley Act until such time as we are no longer an emerging growth company or smaller reporting company.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the closing of this offering, we will be subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement, causing us to fail to make any related party transaction disclosures. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business. Additionally, the increase in the cost of directors’ and officers’ liability insurance may cause us to opt for lower overall policy limits or to forgo insurance that we may otherwise rely on to cover significant defense costs, settlements and damages awarded to plaintiffs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or only very few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our common stock would be negatively affected. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our common stock price and trading volume to decline.

Our insurance policies may be inadequate, may not cover all of our potential liabilities and may potentially expose us to unrecoverable risks.

We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include property, general liability, employee benefits liability, workers’ compensation, clinical trials/products liability, directors’ and officers’ and employment practices insurance. We do not know, however, if we will be able to maintain insurance with adequate levels of coverage. No assurance can be given that an insurance carrier will not seek to cancel or deny coverage after a claim has occurred. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our financial position and results of operations. For example, although we maintain product liability insurance coverage that also covers our clinical trials, this insurance may not be adequate to cover all liabilities that we may incur, and we may be required to increase our product liability insurance coverage. We anticipate that we will need to increase our insurance coverage each time we commence a clinical trial and successfully commercialize any product candidate. Insurance availability, coverage terms and pricing continue to vary with market conditions. We endeavor to obtain appropriate insurance coverage for insurable risks that we identify. However, we may fail to correctly anticipate or quantify insurable risks, we may not be able to obtain appropriate insurance coverage and insurers may not respond as we intend to cover insurable events that may occur. Any significant uninsured liability may require us to pay substantial amounts, which would materially adversely affect our business, financial condition, results of operations and growth.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical fact contained in this prospectus, including statements regarding our plans, objectives, goals, strategies, future events, future revenues or performance, financing needs, plans, or intentions relating to our product candidates and development programs and markets and business trends are forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections. In some cases, you can identify forward-looking statements because they contain words such as “aim,” “anticipate,” “assume,” “believe,” “can,” “contemplate,” “continue,” “could,” “design,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “objective,” “plan,” “positioned,” “potential,” “predict,” “project,” “seek,” “shall,” “should,” “target,” “will,” “would” or the negative of these words or other similar terms or expressions.

These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the initiation, timing, progress and results of our research and development programs, preclinical studies and clinical trials;

•	the timing of and costs involved in obtaining and maintaining regulatory approval of LTG-001, LTG-321 and any future product candidates that we may identify or develop;

•	the beneficial characteristics, including potential safety, efficacy and therapeutic effects of LTG-001 and LTG-321;

•	our ability to efficiently and cost-effectively conduct our current and future preclinical studies and clinical trials;

•	our ability to obtain funding for our operations necessary to complete further development and, if approved, commercialization of LTG-001 and LTG-321;

•	our ability to identify and develop LTG-001 and LTG-321 for treatment of additional indications;

•	the performance of our third-party service providers, including our suppliers and manufacturers;

•	the rate and degree of market acceptance and clinical utility for LTG-001, LTG-321 and any other product candidates we may develop;

•	the effects of competition with respect to LTG-001 and LTG-321 or any other product candidates we may develop, as well as innovations by competitors in our industry;

•	our estimates regarding the potential market opportunities and the number of patients for LTG-001, LTG-321 and any future product candidates, if approved for commercial use;

•	the implementation of our strategic plans for our business, LTG-001, LTG-321 and any future product candidates we may develop;

•

our intellectual property position, including the scope of protection we are able to establish, maintain, defend and enforce for intellectual property rights covering LTG-001, LTG-321 and any future product candidates we may develop;

• our ability to attract and retain key scientific or management personnel;

•	regulatory and legal developments in the United States;

•	our ability to attract and retain employees and collaborators with development, regulatory and commercialization expertise;

•	the accuracy of our estimates regarding future expenses, future revenue, capital requirements and need for additional financing;

•	the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirements;

•

our expectations regarding the impact of global health pandemics, geopolitical conflicts and economic uncertainty, including interest rate changes and inflation on our business and operations, including clinical trials, collaborators, CROs and employees;

•	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act; and

•	our anticipated use of the proceeds from this offering.

These forward-looking statements reflect our management’s beliefs and views with respect to future events and are based on estimates and assumptions as of the date of this prospectus and are subject to risks and uncertainties. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. We discuss many of the risks associated with the forward-looking statements in this prospectus in greater detail in the section titled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

You should carefully read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, whether as a result of new information, future events, or otherwise.

MARKET, INDUSTRY AND OTHER DATA

Certain market, industry and competitive data included in this prospectus were obtained from our own internal estimates and research, as well as from publicly available information, reports of governmental agencies and industry and academic publications, research and surveys conducted by third parties and market data analysis conducted by third parties commissioned by us. In some cases, we do not expressly refer to the sources from which this data is derived. All of the market and industry data used in this prospectus is inherently subject to uncertainties and involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such information.

The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in estimates made by third parties or by us. Although we are responsible for all of the disclosure contained in this prospectus and we believe that the data we use from third parties are reliable, we have not separately verified this data. Further, while we believe that our internal research is reliable, such research has not been verified by any third party.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock and we do not currently intend to pay any cash dividends on our capital stock for the foreseeable future. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination to pay dividends will be made at the discretion of our board of directors, subject to applicable laws and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $     million (or approximately $    million if the underwriters exercise their option to purchase additional shares in full) assuming an initial public offering price of $    per share of our common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $    million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Similarly, each one million share increase (decrease) in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $    million, assuming that the assumed initial offering price of $    per share remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial price to the public or the number of shares by these amounts would have a material effect on the uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

•	approximately $ million to ;

•	approximately $ million to ; and

•	the remaining amounts for other research and development activities, as well as for capital expenditures, working capital and other general corporate purposes.

We may use a portion of the net proceeds for strategic investments in complementary businesses, products, technologies or assets. However, we do not have agreements or commitments to enter into any such acquisitions or investments at this time.

Based on our current operating plans, we estimate that our existing cash and cash equivalents as of the date of this prospectus, together with the estimated net proceeds from this offering, will be sufficient to fund our projected operating expenses and capital expenditure requirements through    . We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we expect.

The expected net proceeds from this offering, together with our existing cash and cash equivalents, will not be sufficient for us to fund our product candidates through clinical trials, regulatory approval and commercialization, and we will need to raise substantial additional capital in order to do so.

We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Our management will have broad discretion over the use of the net proceeds from this offering. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including the progress, cost, and results of our preclinical and clinical development programs, our ability to obtain additional financing and other factors described under “Risk Factors” in this prospectus, as well as the amount of cash used in our operations and any unforeseen cash needs. We may find it necessary or advisable to use the net proceeds for other purposes, in which case our management will have broad discretion in applying the net proceeds of this offering and investors will be relying on the judgment of our management regarding the application of those net proceeds.

Pending the use of proceeds from this offering described above, we intend to invest the net proceeds in short-term and intermediate-term, interest-bearing, investment-grade investments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and restricted cash and our capitalization as of March 31, 2026 on:

•	an actual basis;

•

a pro forma basis, giving effect to (i) the conversion of all outstanding shares of our convertible preferred stock as of March 31, 2026 into     shares of our common stock upon the closing of this offering and the related reclassification of the carrying value of our convertible preferred stock to permanent equity in connection with the closing of this offering and (ii) the filing and effectiveness of our amended and restated certificate of incorporation upon the closing of this offering; and

•

a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above and (ii) the issuance and sale of shares of our common stock in this offering at the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our cash, cash equivalents and restricted cash and capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the information in this table together with our financial statements and the related notes included elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in this prospectus.

As of March 31, 2026
	Actual	Pro Forma	Pro Forma as Adjusted(1)
(in thousands, except share and per share data)
Cash and cash equivalents	$	$	$

Restricted cash

Convertible preferred stock, $0.0001 par value; shares authorized, shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$	$	$
Stockholders’ deficit:
Preferred stock, $0.0001 par value; no shares authorized, issued or outstanding, actual; shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted

Common stock, $0.0001 par value;    shares authorized, shares issued and outstanding, actual;    shares authorized,    shares issued and outstanding, pro forma;    shares authorized,    shares issued and outstanding, pro forma as adjusted

Additional paid-in capital
Accumulated deficit

Total stockholders’ (deficit) equity

Total capitalization	$	$	$

(1)

Each $1.00 increase (or decrease) in the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of our cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $    million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each one million share increase (decrease) in the number of shares offered by us at the assumed initial public offering price per share of $    per share would increase (decrease) the pro forma as adjusted amount of each of our cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $    million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The information in the table above excludes:

•	shares of our common stock issuable upon the exercise of stock options outstanding under the 2019 Plan as of March 31, 2026, with a weighted-average exercise price of $ per share;

•	shares of our common stock issuable upon the exercise of stock options outstanding granted under the 2019 Plan subsequent to March 31, 2026, with a weighted-average exercise price of $ per share;

•

     shares of our common stock reserved for future issuance under our 2026 Plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering (which shares include     shares plus the number of shares (not to exceed     shares) (i) that remain available for the issuance of awards under the 2019 Plan, at the time the 2026 Plan becomes effective and (ii) any shares underlying outstanding stock awards granted under the 2019 Plan that, on or after the 2026 Plan becomes effective, terminate or expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive and Director Compensation—Equity Incentive Plans”), as well as any automatic increases in the number of our common stock reserved for future issuance under the 2026 Plan; and

•

     shares of our common stock reserved for future issuance under our ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering, as well as any annual automatic increases in the number of shares of our common stock reserved for future issuance under the ESPP.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the closing of this offering.

As of March 31, 2026, we had a historical net tangible book value (deficit) of approximately $    million, or $    per share of our common stock based on     shares of our common stock outstanding as of such date. Our historical net tangible book value (deficit) per share represents the amount of our total tangible assets less our total liabilities and convertible preferred stock, divided by the total number of shares of our common stock outstanding as of March 31, 2026.

After giving effect to the conversion of all outstanding shares of our convertible preferred stock into     shares of our common stock and the related reclassification of the carrying value of our convertible preferred stock to permanent equity in connection with the closing of this offering and assuming the occurrence of such conversion March 31, 2026, our pro forma net tangible book value as of March 31, 2026, would have been approximately $    million, or approximately $    per share of our common stock.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after closing of this offering. After giving further effect to the sale of     shares of our common stock that we are offering at the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2026 would have been $    million, or approximately $    per share of our common stock. This amount represents an immediate increase in pro forma net tangible book value of $    per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $    per share to new investors participating in this offering.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of March 31, 2026	$
Pro forma increase in historical net tangible book value per share as of March 31, 2026

Pro forma net tangible book value per share as of March 31, 2026, before this offering
Increase in pro forma net tangible book value per share attributed to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution per share to new investors in this offering		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $    per share, which is the midpoint of the

price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $   , and dilution in pro forma net tangible book value per share to new investors by approximately $   , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

We may also increase or decrease the number of shares we are offering. Each increase of one million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by approximately $    and decrease the dilution to investors participating in this offering by approximately $    per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. Similarly, each decrease of one million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by approximately $    and increase the dilution to investors participating in this offering by approximately $    per share, assuming the assumed initial public offering price of $    per share remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

If the underwriters exercise their option to purchase up to     additional shares of our common stock in full in this offering, the pro forma as adjusted net tangible book value after the offering would be $    per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $    per share and the dilution per share to new investors would be $    per share, in each case assuming an initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

To the extent that outstanding options with an exercise price per share that is less than the pro forma as adjusted net tangible book value per share are exercised, new investors will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The following table summarizes, on the pro forma as adjusted basis described above, as of March 31, 2026, the differences between the number of shares of our common stock purchased from us by our existing stockholders and common stock by new investors purchasing shares in this offering, the total consideration paid to us in cash and the weighted-average price per share paid by existing stockholders for shares of our common stock issued prior to this offering and the price to be paid by new investors for shares of our common stock in this offering. The calculation below is assuming an initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased			Total consideration			Weighted- average price per share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors							$

Total		100.0%		$	100.0%		$

Each $1.00 increase in the assumed initial public offering price of $    per share would increase total consideration paid by new investors, total consideration paid by all stockholders and the weighted-average price per share paid by all stockholders by $    million, $    million and $   , respectively, while each $1.00 decrease in the assumed initial public offering price of $    per share, would decrease total consideration paid by new investors, total consideration paid by all stockholders and the weighted-average price per share paid by all stockholders by $    million, $    million and $   , respectively, and assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, each one million share increase in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase the total consideration paid by investors participating in this offering, total consideration paid by all stockholders and the weighted-average price per share paid by all stockholders by approximately $    million, $    million and $   , respectively, while each one million share decrease in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the total consideration paid by investors participating in this offering, total consideration paid by all stockholders and the weighted-average price per share paid by all stockholders by approximately $    million, $    million and $   , respectively, assuming the assumed initial public offering price of $    per share remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above assumes no exercise of the underwriters’ option to purchase additional shares of our common stock in this offering. If the underwriters were to fully exercise their option to purchase additional shares of our common stock from us, the percentage of our common stock held by existing stockholders after this offering would be reduced to  % of the total number of shares of our common stock outstanding after this offering, and the percentage of our common stock held by new investors would be increased to  % of the total number of shares of our common stock outstanding after this offering.

Except as otherwise indicated, the discussion and the tables above assume no exercise of the underwriters’ option to purchase additional shares of our common stock and excludes:

•	shares of our common stock issuable upon the exercise of outstanding stock options as of March 31, 2026, with a weighted-average exercise price of $ per share;

•	shares of our common stock issuable upon exercise of outstanding stock options granted subsequent to March 31, 2026, with a weighted-average exercise price of $ per share;

•

     shares of our common stock reserved for future issuance under our 2026 Plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering (which shares include     shares plus the number of shares (not to exceed     shares) (i) that remain available for the issuance of awards under the 2019 Plan at the time the 2026 Plan becomes effective and (ii) any shares underlying outstanding stock awards granted under the 2019 Plan that, on or after the 2026 Plan becomes effective, terminate or expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive and Director Compensation—Equity Incentive Plans”), as well as any automatic increases in the number of our common stock reserved for future issuance under the 2026 Plan; and

•

     shares of our common stock reserved for future issuance under our ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering, as well as any annual automatic increases in the number of shares of our common stock reserved for future issuance under the ESPP.

We may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that stock options are exercised or we issue additional shares of our common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that are based upon current beliefs, plans and expectations related to future events and our future financial performance that involve risks, assumptions and uncertainties, such as statements of our plans, objectives, expectations, intentions, forecasts and projections, such as those described in the section of this prospectus titled “Special Note Regarding Forward-Looking Statements.” Our actual results and the timing of selected events could differ materially from those discussed in these forward-looking statements as a result of several factors, including, but not limited to those set forth under the section of this prospectus titled “Risk Factors” and elsewhere in this prospectus. You should carefully read the section of this prospectus titled “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We are a clinical-stage biopharmaceutical company committed to developing innovative non-opioid pain medicines designed to rapidly and effectively stop the transmission of pain without the risk of addiction. Pain represents one of the largest and most pervasive therapeutic markets in the United States, driving an estimated 250 million prescriptions annually across acute and chronic settings; however, a continued reliance on opioids has contributed to a persistent public health crisis with significant societal and economic costs. Our two most advanced candidates, LTG-001 and LTG-321, are oral Nav1.8 inhibitors designed to inhibit the transmission of pain. We are also advancing additional Nav1.8 candidates that can address alternative formulation and delivery approaches. Beyond Nav1.8, we plan to explore other ion channel targets involved in pain transmission that offer complementary mechanisms of action, enabling potential use in multi-modal treatment to enhance pain relief or address diverse pain etiologies. Pain is heterogenous and can be experienced in a chronic or acute manner, within both musculoskeletal and neuropathic pain. Our initial development efforts are focused on musculoskeletal pain, where we believe there is significant unmet need and an opportunity for differentiated clinical benefit utilizing a Nav1.8 mechanism. We aim to build one of the broadest pipelines of pain therapeutics, which we believe, combined with our management team’s deep expertise in pain biology, clinical translation and trial execution, positions us to deliver meaningful patient benefit and to change the current treatment paradigm of pain medicines.

Our lead product candidate LTG-001 is an oral Nav1.8 inhibitor designed to provide fast-acting, opioid-sparing relief for the treatment of acute pain. We believe LTG-001 will address a critical unmet need in a high-volume market where opioids remain the standard of care due to a lack of effective, non-addictive alternatives with rapid onset. The 2025 U.S. Food and Drug Administration (FDA) approval of the first Nav1.8 inhibitor, suzetrigine (Journavx) provides a clear development and regulatory precedent for this therapeutic class. We recently received positive data for LTG-001 in our randomized, placebo and comparator-controlled trial in 343 patients undergoing abdominoplasty. This large-scale efficacy trial was designed and conducted to be pivotal and met its primary endpoint and key secondary endpoints with high statistical significance. Key highlights include:

•

Met primary endpoint and achieved ~50% greater analgesic effect than opioid comparator: High dose LTG-001 (450mg loading followed by 300mg every 12 hours) met its primary endpoint of Summed Pain Intensity Difference from 0 to 48 hours (SPID48) versus placebo, achieving a 62.1-point (p<0.001) improvement versus placebo and exceeding hydrocodone bitrate/acetaminophen (HB/APAP), which is commonly known as Vicodin, the opioid comparator’s SPID48 of 40.9 (p=0.001).

•	Achieved rapid onset of meaningful pain relief: Median time to a ≥2-point reduction in NPRS score was 52 minutes with high dose LTG-001, and 83 minutes for HB/APAP, the opioid comparator in the trial.

•

Demonstrated opioid sparing: 52.3% of patients receiving high dose LTG-001 remained opioid-free during the 48-hour treatment period (p<0.001). Pain experienced by these patients was sufficiently managed by LTG-001 alone and required no rescue medicine. In the placebo group, only 22.1% remained opioid-free.

•

Dose response observed: Low dose LTG-001 (300mg loading followed by 150mg every 12 hours) also demonstrated statistically significant improvement versus placebo (SPID48 of 37.8; p=0.003), roughly comparable to the effect of HB/APAP, the opioid comparator in the trial.

LTG-001 has been generally well tolerated and has generated favorable clinical pharmacology data characterized by limited DDI potential and balanced renal and hepatic clearance in preclinical studies. Based on these results, we plan to initiate a placebo-controlled Phase 3 trial, in participants undergoing bunionectomy and an open-label Phase 3 safety trial in    , with results expected in    . In addition to oral dosing, LTG-001 is also being advanced as a potential intravenous (IV) formulation to support use in hospital settings and enable transition from inpatient postoperative care to outpatient pain management.

LTG-321 is our next-generation candidate for the inhibition of Nav1.8, initially being developed for the treatment of chronic musculoskeletal pain, starting with OA. LTG-321 is structurally distinct from LTG-001. LTG-321’s differentiated profile may enable a lower effective dose and once-daily dosing, characteristics we believe are particularly important for a chronic-use setting. In an ongoing Phase 1 trial, preliminary analysis as of March 13, 2026 showed that LTG-321 demonstrated robust pharmacodynamic (PD) activity as measured by an increased pain tolerance threshold, with continued activity at 24 hours after a single dose in the CPT. We have refined the CPT methodology and it has provided a quantifiable and repeatable clinical endpoint that has translated into clinical trial outcomes for our lead product candidate. We plan to advance LTG-321 in a Phase 2 proof-of-concept trial in OA of the knee. The trial is designed as a randomized, double blind, placebo controlled within subject crossover trial in approximately 120 patients with WOMAC pain as the primary endpoint to establish clinical proof-of-concept in chronic musculoskeletal pain and inform subsequent pivotal trial design. We plan to initiate this trial in      , and expect to report topline data in    .

Our earlier stage pipeline consists of next-generation Nav1.8 inhibitor molecules and additional ion channel modulators to enable novel formulations and additional pain relief for patients. We anticipate selecting our next Nav1.8 development candidate targeting a low dose option allowing for novel formulations in     . We are also in discovery of additional ion channel modulators involved in peripheral transmission of pain that represent potential complementary mechanisms of action to Nav1.8 inhibition for additional pain relief including in other pain etiologies like neuropathic pain.

Our differentiated approach to addressing the shortcomings of current pain management and drug development is built on overcoming challenges in developing novel pain medicines through development of preclinical tools including electrophysiology in human DRG neurons and NHP microneurography to measure the effect of compounds on pain target engagement, optimization of CPT as a reliable biomarker that allows rapid in-human evaluation of analgesic effect with minimal investment and deep expertise in clinical trial design and execution.

We have incurred significant operating losses and negative cash flows since our inception, consistent with our operating plan. Our net losses were $61.2 million and $109.2 million for the years ending December 31, 2024, and 2025, respectively. As of December 31, 2025, we had an accumulated deficit of $243.1 million and cash and cash equivalents of $69.4 million. Given our recurring losses from operations and negative cash flows, and based on our current operating plan, there is substantial doubt about our ability to continue as a going concern.

Since our inception, we have financed our operations primarily through the sale of shares of our redeemable convertible preferred stock and convertible notes. Based on our current operating plans, we estimate that our existing cash and cash equivalents as of the date of this prospectus, together with the estimated net proceeds from this offering, will be sufficient to fund our projected operating expenses and capital expenditure requirements through      .

We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we expect. The expected net proceeds from this offering, together with our existing cash and cash equivalents, will not be sufficient for us to fund our product candidates through clinical trials, regulatory approval and commercialization, and we will need to raise substantial additional capital in order to do so. We plan to monitor expenses and may raise additional capital opportunistically through the sale of public or private equity, debt financings or other capital sources, which may include our existing and any future licensing or collaboration arrangements, strategic collaborations and other strategic arrangements with third parties. Our ability to access capital when needed is not assured, and if capital is not available to us when, and in the amounts, needed, and on acceptable terms, we may need to delay, scale back or abandon some or all of our development programs and other operations, which could materially affect our business, financial condition, and results of operations.

Components of Results of Operations

Operating Expenses

Our operating expenses consist of (i) research and development expenses and (ii) general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of external and internal costs related to the development of our product candidates.

External costs include:

•

expenses incurred in connection with conducting clinical trials including investigator grants and site payments for time and pass-through expenses and expenses incurred under agreements with CROs, other vendors or central laboratories and service providers engaged to conduct our trials;

•	the cost of manufacturing our product candidates for clinical supply, including costs for laboratory supplies, research materials and reagents;

•	expenses incurred in connection with research, laboratory consumables and preclinical studies; and

•	costs related to regulatory compliance.

Internal costs include:

•	personnel-related expenses, including salaries and related benefits and stock-based compensation expense for personnel engaged in research and development functions; and

•	facilities, depreciation, and other expenses, which include allocated expenses for rent and maintenance of facilities, insurance and supplies.

We track direct external research and development expenses by stage of program, clinical or preclinical. We track outsourced development, outsourced personnel costs and other external research and development costs of specific programs. Our internal research and development expenses are deployed across multiple programs and, as such, are not separately tracked. Significant judgment and estimates are made in determining the accrued or prepaid expense balances at the end of any reporting period.

Research and development activities are central to our business model. We cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the preclinical and clinical development of any of our product candidates. Certain factors, among others, that contribute to this uncertainty include future trial designs and regulatory requirements, which cannot be determined with accuracy at this time based on our stage of development. Additionally, product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. As a result, we expect that our research and development expenses will increase substantially in connection with our planned preclinical and clinical development activities.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related expenses, including salaries and related benefits and stock-based compensation expense, professional fees for legal, accounting, audit, tax and consulting services, travel expenses and facility-related expenses, which include expenses for rent and maintenance of facilities and other operating costs. We expense all general and administrative expenses as incurred. We expect our general and administrative expenses to increase for the foreseeable future as we continue to improve our infrastructure and operate as a public company. This may include expenses related to compliance with the rules and regulations of the SEC and listing standards applicable to companies listed on a national securities exchange, additional insurance, investor relations activities and other administrative and professional services.

Other Income (Expense), Net

Interest income (expense), net primarily consists of interest earned on our cash and cash equivalents. We expect interest income to vary each reporting period depending on our average money market fund balance during the period and market interest rates.

Change in Fair Value of Preferred Stock Tranche Liability

Our redeemable convertible preferred stock tranche liability is accounted for at fair value at inception, with changes in the fair value recorded as a component of other income (expense), net in the statements of operations and comprehensive loss at each reporting period through settlement. Refer to Note 3 to our audited financial statements included elsewhere in this prospectus for further discussion of the preferred stock tranche liability.

Results of Operations

Comparison of the Years Ended December 31, 2024, and 2025

The following table supplements the discussion below and summarizes our results of operations for the years presented (in thousands):

	Year Ended December 31,
	2024	2025	Change
Operating expenses:
Research and development	$56,784	$99,530	$42,746
General and administrative	6,667	10,862	4,195
Total operating expenses	63,451	110,392	46,941

Loss from operations	(63,451)	(110,392)	(46,941)
Interest income, net	(2,264)	(2,943)	(679)
Change in fair value of preferred stock tranche liability	—	1,674	1,674
Other (income) expense, net	(4)	44	48

Total other income, net	(2,268)	(1,225)	1,043
Net loss and comprehensive loss	$(61,183)	$(109,167)	$(47,984)

Research and Development

The following table summarizes our external and internal costs for the years presented (in thousands):

	Year Ended December 31,
	2024	2025	Change
Direct Program Costs LTG-001	$18,711	$54,137	$35,426
Other clinical and non-clinical programs	26,144	23,634	(2,510)
Personnel-related R&D expenses	9,171	16,891	7,720
Other R&D expenses	2,758	4,868	2,110

Total research and development expenses	$56,784	$99,530	$42,746

Research and development expenses were $56.8 million for the year ended December 31, 2024, compared to $99.5 million for the year ended December 31, 2025. The increase of $42.7 million was primarily due to an increase of $35.4 million in direct costs related to clinical and non-clinical development of LTG-001, an increase of $7.7 million in personnel-related expenses due to increased headcount to support our development activities, including stock-based compensation, and an increase of $2.1 million in other R&D expenses, offset by a $2.5 million decrease in direct program costs for other clinical programs.

The $35.4 million increase in direct costs related to clinical and non-clinical development of LTG-001 was primarily due to increased expenses of $32.7 million for clinical trials, a $6.5 million increase in clinical manufacturing related expenses and $0.3 million increase in general R&D related expenses, offset by a $4.1 million decrease in discovery and non-clinical related activities for LTG-001.

The $2.5 million decrease related to other clinical programs was mainly comprised of a $5.7 million increase in clinical and clinical-related activities related to LTG-321, our next generation candidate for the inhibition of Nav1.8, offset by a $5.9 million decrease in clinical and non-clinical expenses related to a clinical program which has since been terminated, and a $2.3 million decrease in discovery expenses related to next generation Nav1.8 inhibitor molecules due to timing of such research activities.

The $2.1 million increase in other R&D expenses is mainly driven by a $1.4 million increase in outside services and a $0.7 million increase primarily from travel and entertainment and other immaterial research and development costs.

General and Administrative

The following table summarizes our general and administrative expenses for the years presented (in thousands):

	Year Ended December 31,
	2024	2025	Change
Employee-related, including stock-based compensation	$4,191	$7,171	$2,980
Legal and professional services	1,131	1,718	587
Consulting and contractor	93	522	429
IT, facilities, office and other	1,252	1,451	199

Total general and administrative expenses	$6,667	$10,862	$4,195

General and administrative expenses increased from $6.7 million for the year ended December 31, 2024, to $10.9 million for the year ended December 31, 2025. The $4.2 million increase in general and administrative expenses for the year ended December 31, 2025 compared to the year ended December 31, 2024 was primarily due to a $3.0 million increase in personnel-related costs, including stock-based compensation, a $0.5 million increase in legal and professional fees, a $0.4 million increase in consulting and external contractor-related expenses and a $0.2 million increase in IT and facilities-related expenses.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have primarily funded our operations through the sale of shares of our redeemable convertible preferred stock and convertible notes. We have not generated any revenue from product sales and have incurred significant annual operating losses and negative cash flows from our operations. As of December 31, 2025, we had $69.4 million in cash and cash equivalents.

Future Funding Requirements

To date, we have not generated any revenue. We do not expect to generate any meaningful revenue unless and until we obtain regulatory approval of and commercialize any of our product candidates, and we do not know when, or if, that will occur. We will continue to require substantial additional capital to develop our product candidates and fund operations for the foreseeable future. Moreover, we expect our expenses to increase in connection with our ongoing activities, particularly as we continue the development of and seek regulatory approvals for our product candidates. Further, we are subject to all the risks associated with the development of new biopharmaceutical products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business. Our expenses will increase if, and as, we:

•	advance our product candidates through preclinical and clinical development;

•	seek regulatory approvals for any product candidates that successfully complete clinical trials;

•	seek to discover and develop additional product candidates;

•

establish a sales, marketing, medical affairs and distribution infrastructure to commercialize any product candidates for which we may obtain marketing approval and intend to commercialize on our own or jointly;

•

expand our operational, financial and management systems and increase personnel, including personnel to support our development, manufacturing and commercialization efforts and our operations as a public company;

•	maintain, expand, protect and enforce our intellectual property portfolio; and

•	acquire or in-license other product candidates and technologies.

Based on our current operating plans, we estimate that our existing cash and cash equivalents as of the date of this prospectus, together with the estimated net proceeds from this offering, will be sufficient to fund our projected operating expenses and capital expenditure requirements through      . If this offering is unsuccessful, there is substantial doubt about our ability to continue as a going concern.

However, our forecast for the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. In order to complete the development of our product candidates and to build the sales, marketing and distribution infrastructure that we believe will be necessary to commercialize our product candidates, if approved, we will require substantial additional funding. Until we can generate a sufficient amount of revenue from the commercialization of our product candidates, we may seek to raise any necessary additional capital through the sale of public or private equity, debt financings or other capital sources, which may include our existing and any future licensing or collaboration arrangements, strategic collaborations and other strategic arrangements with third parties. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, including restricting our operations and limiting our ability to incur liens, issue additional debt, pay dividends, repurchase our common stock, make certain investments or engage in merger, consolidation, licensing or asset sale transactions. If we raise funds through collaborations, strategic partnerships and other similar arrangements with third parties, we may be required to grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. We may be unable to raise additional funds or to enter into such agreements or arrangements on favorable terms, or at all. If we are unable to raise additional funds when needed, we may be required to delay, reduce or eliminate our product development or future commercialization efforts.

We have based our projections of operating capital requirements on our current operating plans, which are based on several assumptions that may prove to be incorrect, and we may use all of our available capital resources sooner than we expect. Because of the numerous risks and uncertainties associated with research, development and commercialization of product candidates, we are unable to estimate the exact amount and timing of our working capital requirements. Our future funding requirements will depend on many factors, including:

•	the scope, progress, results and costs of researching and developing our product candidates, and conducting preclinical studies and clinical trials;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	the costs of future activities, including product sales, medical affairs, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;

•	the costs of manufacturing commercial-grade products and sufficient inventory to support commercial launch;

•	the revenue, if any, received from the commercial sale of our products, should any of our product candidates receive marketing approval;

•	the cost and timing of hiring new employees to support our continued growth;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the ability to establish and maintain collaborations on favorable terms, if at all;

•	the extent to which we acquire or in-license other product candidates and technologies; and

•	the timing, receipt and amount of sales of, or milestone payments related to or royalties on, our current or future product candidates, if any.

A change in the outcome of any of these or other factors with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development of that product candidate. Furthermore, our operating plan may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plan.

Cash Flows

The following table summarizes the sources and uses of our cash for the years presented (in thousands):

	Year Ended December 31,
	2024	2025	Change
Cash used in operating activities	$(50,955)	$(97,557)	$(46,602)
Cash used in investing activities	(72)	(136)	(64)
Cash provided by financing activities	607	149,496	148,889

Net increase (decrease) in cash, cash equivalents and restricted cash	$(50,420)	$51,803	$102,223

Operating Activities

Cash used in operating activities for the year ended December 31, 2024, was mainly comprised of our net loss of $61.2 million, offset by the change in net operating assets and liabilities of $6.9 million and non-cash charges of $3.3 million. The non-cash charges were primarily related to stock-based compensation expense, and depreciation and amortization.

Cash used in operating activities for the year ended December 31, 2025, was mainly comprised of our net loss of $109.2 million, offset by the change in net operating assets and liabilities of $2.5 million and non-cash charges of $9.1 million. The non-cash charges were primarily related to stock-based compensation expense, change in fair value of preferred stock tranche rights, and depreciation and amortization.

Investing Activities

Cash used in investing activities during the years ended December 31, 2024 and 2025, respectively, reflects our investment in property and equipment during the period.

Financing Activities

Cash provided by financing activities during the year ended December 31, 2024, was comprised of the proceeds from stock option exercises and common stock issuance.

Cash provided by financing activities during the year ended December 31, 2025, reflects net proceeds of $149.5 million from our Series B redeemable convertible preferred stock financing, net of total issuance costs of $0.6 million.

Contractual Obligations and Commitments

In addition to ongoing capital needs to fund our ongoing operations, our material cash requirements include the following contractual and other obligations.

Operating Leases

We lease office and laboratory space in Thousand Oaks, California under a non-cancelable operating lease that expires in June 2028 and office space in San Francisco, California under a non-cancelable operating lease that expires in July 2027.

These commitments are also recognized as operating lease liabilities on our balance sheet as of December 31, 2025. See Note 5 and Note 13 to our audited financial statements included elsewhere in this prospectus for more information on our lease obligations.

License Agreement

In July 2020, we entered into a license agreement with Lieber Institute, Inc. (LIBD), which was subsequently amended in August 2020 and January 2022 (License Agreement), under which LIBD granted us a worldwide, exclusive, sub-licensable and royalty-bearing license, under certain patent and other intellectual property rights owned or controlled by LIBD. Under the License Agreement, we have agreed to pay LIBD up to an aggregate of $48.5 million upon the achievement of pre-specified development and regulatory milestones with respect to the first sole product, up to an aggregate of $23.75 million for each subsequent sole product, and up to an aggregate of $95.0 million upon the achievement of pre-specified sales milestones with respect to all sole products. We have concluded we are not currently developing any licensed products that are sole products, and we do not have any current intentions to develop any licensed products that are sole products. For the first joint product, we have agreed to pay LIBD up to an aggregate of $4.0 million upon the achievement of pre-specified regulatory milestones, and up to an aggregate of $9.5 million upon the achievement of pre-specified sales milestones; we do not have any milestone payment obligations for subsequent joint products. No milestones have been achieved to date under this license agreement for any licensed product. We must also pay LIBD royalties on the net sales of licensed products. The royalty rates for sole products are tiered and range from low-single digit to mid-single digit percentages and the royalty rate for joint products is a low-single digit percentage. The royalty payments are subject to reduction if, on a licensed product-by-licensed product and country-by-country basis, there are no valid patent claims covering the licensed product in such country or if we make certain payments to third parties for intellectual property licenses, all subject to a customary royalty floor. If we sublicense our rights to sole products or licensed patents solely owned by LIBD, then we must pay LIBD a low double-digit percentage of non-royalty sublicensing revenue received from sublicensees for rights to sole products and a low single-digit percentage of non-royalty sublicensing revenue from sublicensees for rights to joint products or jointly-owned patents. For a more detailed description of the License Agreement, see the section titled “Business—License Agreement with Lieber Institute.”

Purchase and Other Obligations

In addition, we have entered into contracts in the normal course of CROs, contract manufacturing organizations (CMOs) and other third parties for preclinical research studies and testing, clinical trials and manufacturing services. These contracts do not contain any minimum purchase commitments and are cancelable by us upon prior notice. Payments due upon cancellation consist only of payments for services provided and expenses incurred, including non-cancelable obligations of our service providers, up to the date of cancellation. We have entered into agreements with certain vendors for the provision of goods and services, which includes manufacturing services with CMOs and development services with CROs. These agreements may include certain provisions for purchase obligations and termination obligations that could require payments for the cancellation of committed purchase obligations or for early termination of the agreements. The amount of the cancellation or termination payments vary and are based on the timing of the cancellation or termination and the specific terms of the agreement.

We do not currently have, nor did we have during the periods presented, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our audited financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of our audited financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, costs and expenses and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our audited financial statements included elsewhere in this prospectus, we believe the following accounting policies used in the preparation of our financial statements are the most critical to fully understanding and evaluating our financial condition and results of operations.

Research and Development Expenses and Related Accruals and Prepaid Expenses

As part of the process of preparing our financial statements, we are required to estimate research and development costs incurred during the period, which impacts the amount of accrued expenses and prepaid balances related to such costs as of each balance sheet date. This process involves reviewing open contracts and purchase orders, communicating with our personnel and service providers to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost.

The majority of our service providers invoice us monthly in arrears for services performed or when contractual milestones are met. We make estimates of our accrued expenses as of each balance sheet date based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. The significant estimates in our accrued research and development expenses include the costs incurred for services performed by our vendors in connection with research and development activities for which we have not yet been invoiced.

Research and development costs are expensed in the periods in which they are incurred. External costs consist primarily of payments to outside consultants, third-party CROs, CMOs, clinical trial sites and central laboratories in connection with our discovery and preclinical activities, process development, manufacturing and clinical development activities. External expenses are recognized based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers or our estimate of the level of service that has been performed at each reporting date. We allocate external costs by program, clinical or preclinical. Internal costs consist primarily of employee-related costs including salaries, related benefits and stock-based compensation expense for employees engaged in research and development functions. We do not allocate internal costs by program because these costs are deployed across multiple programs and, as such, are not separately classified.

Stock-Based Compensation Expense

Stock-based compensation expense represents the cost of the grant date fair value of employee, officer, director and non-employee stock options.

We account for stock-based compensation using a fair value based method, which requires the recognition of compensation expense for costs related to all stock-based payments including stock awards. Stock awards vest based on the satisfaction of a service requirement and stock-based compensation expense is recorded on a straight-line basis over the applicable service period, which is generally four years. For performance-based stock options, we will assess the probability of performance conditions being achieved in each reporting period. The amount of stock-based compensation expense recognized in any one period related to performance-based stock options can vary based on the achievement or anticipated achievement of the performance conditions. Forfeitures are recognized in the period in which the forfeiture occurs.

The Black-Scholes option pricing model requires the use of highly subjective assumptions including:

•	Fair value of underlying common stock. See subsection titled “Determination of Common Stock” below.

•

Expected term. The expected term of stock options represents the weighted-average period the stock options are expected to remain outstanding. The expected term assumption is determined based on the expected term as disclosed for comparable publicly traded biopharmaceutical companies since we do not have sufficient experience to estimate the expected term based on historical exercises.

•

Expected volatility. The expected stock price volatility assumption is determined by examining the historical volatilities for industry peers over a time period consistent with the expected term of the options, as we do not have any trading history for our common stock. We will continue to analyze the historical stock price volatility and expected term assumptions as more historical data for our common stock becomes available.

•	Risk-free interest rate. The risk-free rate assumption is based on the U.S. Treasury instruments whose term is consistent with the expected term of our stock options.

•

Expected dividend. The expected dividend assumption is based on our history and expectation of dividend payouts. The expected dividend yield is 0.0% as we have not paid and do not anticipate paying dividends on our common stock.

We will continue to use judgment in evaluating the expected volatility and expected terms utilized for our stock-based compensation calculations on a prospective basis.

Determination of Fair Value of Common Stock

Historically, for all periods prior to this offering, the fair value of the shares of our common stock underlying our stock-based awards was determined by the board of directors with assistance from management and an independent third-party valuation firm. The methodologies used to estimate the enterprise value are performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the Practice Aid).

In addition to the considering the results of the third-party valuation firm, the board of directors considered a number of objective and subjective factors including important developments in the Company’s operations, sales of redeemable convertible preferred stock, actual operating results and financial performance, the conditions in the biotechnology industry and the economy in general, the stock price performance and volatility of comparable public companies and the lack of liquidity of the Company’s common stock, among other factors.

For our valuations performed, we considered the stay private scenario, mergers and acquisitions (M&A) scenario and initial public offering (IPO) exit scenario and a hybrid method was used to allocate equity value to common stock under those three scenarios. In the stay-private scenario, we used a subject company transaction method, which examines prior transactions in the same or related equity of the Company. A probability-weighted expected return method was utilized to capture the value attributable to the IPO outcomes and M&A outcome.

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment.

Once a public trading market for our common stock has been established in connection with the completion of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our common stock will be determined based on the quoted market price of our common stock.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is provided in Note 2 to our audited financial statements included elsewhere in this prospectus.

Emerging Growth Company and Smaller Reporting Company Status

We are an “emerging growth company” as defined in the JOBS Act, and we may remain an emerging growth company for up to five years following the closing of this offering. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period and, therefore, we are not subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies; however, we may adopt certain new or revised accounting standards early. We would cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the fiscal year in which we have $1.235 billion or more in annual revenue; (ii) the date on which we first qualify as a large accelerated filer under the rules of the SEC; (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of this offering.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as the market value of our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year, and the market value of our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company committed to developing innovative non-opioid pain medicines designed to rapidly and effectively stop the transmission of pain without the risk of addiction. Pain represents one of the largest and most pervasive therapeutic markets in the United States, driving an estimated 250 million prescriptions annually across acute and chronic settings; however, a continued reliance on opioids has contributed to a persistent public health crisis with significant societal and economic costs. Our two most advanced candidates, LTG-001 and LTG-321, are oral Nav1.8 inhibitors, designed to inhibit the transmission of pain. We are also advancing additional Nav1.8 candidates that can address alternative formulation and delivery approaches. Beyond Nav1.8, we plan to explore other ion channel targets involved in pain transmission that offer complementary mechanisms of action, enabling potential use in multi-modal treatment to enhance pain relief or address diverse pain etiologies. Pain is heterogenous and can be experienced in a chronic or acute manner, within both musculoskeletal and neuropathic pain. Our initial development efforts are focused on musculoskeletal pain, where we believe there is significant unmet need and an opportunity for differentiated clinical benefit, utilizing a Nav1.8 mechanism. We aim to build one of the broadest pipelines of pain therapeutics, which we believe, combined with our management team’s deep expertise in pain biology, clinical translation and trial execution, positions us to deliver meaningful patient benefit and to change the current treatment paradigm of pain medicines.

Our lead product candidate LTG-001 is an oral Nav1.8 inhibitor designed to provide fast-acting, opioid-sparing relief for the treatment of acute pain. We believe LTG-001 will address a critical unmet need in a high-volume market where opioids remain the standard of care due to a lack of effective, non-addictive alternatives with rapid onset. The 2025 U.S. Food and Drug Administration (FDA) approval of the first Nav1.8 inhibitor, suzetrigine (Journavx) provides a clear development and regulatory precedent for this therapeutic class. We recently received positive data for LTG-001 in our randomized, placebo and comparator-controlled trial in 343 patients undergoing abdominoplasty. This large-scale efficacy trial was designed and conducted to be pivotal and met its primary endpoint and key secondary endpoints with high statistical significance. Key highlights include:

•

Met primary endpoint and achieved ~50% greater analgesic effect than opioid comparator: High dose LTG-001 (450mg loading followed by 300mg every 12 hours) met its primary endpoint of Summed Pain Intensity Difference from 0 to 48 hours (SPID48) versus placebo, achieving a 62.1-point (p<0.001) improvement versus placebo and exceeding hydrocodone bitrate/acetaminophen (HB/APAP), which is commonly known as Vicodin, the opioid comparator’s SPID48 of 40.9 (p=0.001).

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Achieved rapid onset of meaningful pain relief: Median time to a ≥2-point reduction in Numeric Pain Rating Scale (NPRS) score was 52 minutes with high dose LTG-001, and 83 minutes for HB/APAP, the opioid comparator in the trial.

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Demonstrated opioid sparing: 52.3% of patients receiving high dose LTG-001 remained opioid-free during the 48-hour treatment period (p<0.001). Pain experienced by these patients was sufficiently managed by LTG-001 alone and required no rescue medicine. In the placebo group, only 22.1% remained opioid-free.

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Dose response observed: Low dose LTG-001 (300mg loading followed by 150mg every 12 hours) also demonstrated statistically significant improvement versus placebo (SPID48 of 37.8; p=0.003), roughly comparable to the effect of HB/APAP, the opioid comparator in the trial.

LTG-001 has been generally well tolerated and has generated favorable clinical pharmacology data characterized by limited drug–drug interaction (DDI) potential and balanced renal and hepatic clearance in preclinical studies. Based on these results, we plan to initiate a placebo-controlled

Phase 3 trial in participants undergoing bunionectomy and an open-label Phase 3 safety trial in    , with results expected in    . In addition to oral dosing, LTG-001 is also being advanced as a potential intravenous (IV) formulation to support use in hospital settings and enable transition from inpatient postoperative care to outpatient pain management.

LTG-321 is our next-generation candidate for the inhibition of Nav1.8, initially being developed for the treatment of chronic musculoskeletal pain, starting with osteoarthritis (OA). LTG-321 is structurally distinct from LTG-001. LTG-321’s differentiated profile may enable a lower effective dose and once-daily dosing, characteristics we believe are particularly important for a chronic-use setting. In an ongoing Phase 1 trial, preliminary analysis as of March 13, 2026 showed that LTG-321 demonstrated robust PD activity and durability in the cold pressor test (CPT). We have refined the CPT methodology and it has provided a quantifiable and repeatable clinical endpoint that has translated into clinical trial outcomes for our lead product candidate. In preliminary results from the CPT portion of our ongoing Phase 1 trial, LTG-321 270mg showed a peak effect of 181% increase in pain tolerance threshold (PTT) versus placebo at 4 hours post dose and LTG-321 90mg showed a peak effect of 127% increase at 2 hours, with continued activity observed at 24 hours, demonstrating a 13% greater estimated aggregate effect, or area-under-the-curve (AUC), at the high dose compared to LTG-001’s 450mg loading dose which was estimated as an average of LTG-001 300mg and LTG-001 600mg aggregate effect. We plan to advance LTG-321 in a Phase 2 proof-of-concept trial in OA of the knee. The trial is designed as a randomized, double blind, placebo controlled within subject crossover trial in approximately 120 patients with Western Ontario and McMaster Universities Osteoarthritis Index (WOMAC) pain as the primary endpoint to establish clinical proof-of-concept in chronic musculoskeletal pain and inform subsequent pivotal trial design. We plan to initiate this trial in     , and expect to report topline data in     .

Our earlier stage pipeline consists of next-generation Nav1.8 inhibitor molecules and additional ion channel modulators to enable novel formulations and additional pain relief for patients. We anticipate selecting our next Nav1.8 development candidate targeting a low dose option allowing for novel formulations in     . We are also in discovery of additional ion channel modulators involved in peripheral transmission of pain that represent potential complementary mechanisms of action to Nav1.8 inhibition for additional pain relief including in other pain etiologies like neuropathic pain.

Musculoskeletal pain is one of the most prevalent healthcare challenges in the United States and can be of an acute nature or, when persistent, become chronic. Acute pain from surgery, injury, and trauma drove approximately 80 million adults in the United States to receive acute musculoskeletal pain prescriptions in 2022, while common forms of chronic musculoskeletal pain conditions like OA and Chronic Lower Back Pain (CLBP) affected more than 60 million Americans in 2023. Despite well-recognized risks of dependence, including approximately 82,000 opioid-related deaths in 2022, along with well-documented tolerability issues, opioids remain a primary treatment for moderate to severe musculoskeletal pain across surgical and nonsurgical settings. After decades of opioid reliance, pain management is undergoing an evolution with the introduction of Nav1.8 as a viable analgesic target based on the FDA approval of suzetrigine. Suzetrigine is a first generation Nav1.8 inhibitor and is subject to several limitations including slower onset and CYP3A4-related drug contraindications, which may limit real-world use.

Neuropathic pain arises from disease or dysfunction in the nervous system and is predominantly chronic in nature, differing fundamentally in pathophysiology and likely therapeutic approach. In the United States, it is estimated that approximately 10 million patients were prescribed a medicine for peripheral neuropathic pain in 2022.

There is a continued unmet need in the pain management landscape, underscored by continued opioid reliance, few novel therapies brought to market, and limitations with first-generation Nav1.8 inhibitors. We believe our differentiated Nav1.8 product candidates and broader pipeline could transform pain management with our potential best-in-class, pain medicines that are designed to be used alone or in multi-modal treatment without the risk of addiction.

Pipeline

We are developing a pipeline of non-opioid medicines designed to be dosed both orally and through IV administration for the treatment of chronic and acute pain.

Our Strategy

Our goal is to develop and deliver medicines that alleviate acute and chronic pain without causing addiction. Our portfolio includes clinical and preclinical product candidates that we believe have the potential to provide effective and rapid pain relief. The key elements of our strategy to achieve these goals are to:

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Advance the development and potential approval of our lead product candidate, LTG-001, for acute pain. We designed LTG-001 as a differentiated, highly selective Nav1.8 inhibitor for the treatment of patients with acute pain. We believe selective distribution to the nerve compared to the brain may produce best-in-class efficacy. We plan to initiate a placebo-controlled Phase 3 trial in bunionectomy and an open-label acute pain safety trial in surgical and nonsurgical patients to meet FDA requirements for patient exposures. We believe LTG-001 has the potential to be an impactful and differentiated non-addictive pain medicine. We are developing LTG-001 as both an oral twice-daily and IV therapy to enable the transition from the postoperative period to patient discharge in hospital settings. We have initiated bioavailability studies for the LTG-001 IV formulation.

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Develop our next-generation product candidate, LTG-321, initially for chronic musculoskeletal pain. We designed LTG-321 as a highly potent Nav1.8 inhibitor, with its first planned indication for the treatment of chronic musculoskeletal pain. We believe LTG-321’s potency may allow for a lower effective dose and once-daily dosing, which are important commercial characteristics for chronic use. We believe LTG-321 could potentially address the unmet need in chronic pain based on the preclinical, initial tolerability and CPT data. Our ongoing Phase 1 trial produced dose proportional and predictable pharmacokinetic (PK) data.

We plan to conduct a Phase 2 clinical trial in OA of the knee, and if positive, this trial is expected to provide proof-of-concept in chronic musculoskeletal pain and lay a foundation for potential future development in chronic musculoskeletal pain indications.

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Advance our preclinical candidates to improve the patient treatment experience, expand commercial opportunities and support life-cycle management. Our preclinical pipeline consists of several compounds with the potential to support life-cycle management and, if successfully developed and approved, expand our penetration of the pain market to include different delivery options, such as IV, gels, patches, eye drops, inhalers and injectables. We believe by broadening formulations and delivery options, we have the potential to reach a greater number of patients, improve ease of use for vulnerable populations, reduce dosing burden and support combinations for greater efficacy.

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Leverage our discovery and clinical development capabilities to expand our pipeline with other innovative therapeutic candidates designed to be used alone or in combination with our Nav1.8 targeting pipeline for the treatment of pain. We have a strong, innovative, and productive discovery and clinical development team that has developed all our pipeline assets in-house and conducted more than 250 pain studies. Our expertise in pain targets and pathways, and our vision of the profile of a successful pain medicine, such as nerve compartment penetration, low DDI and rapid onset, allow us to develop product candidates designed to clearly differentiate from existing therapies to address unmet needs. This expertise may be applied to other novel investigational pain medications in either a stand-alone or combination strategy with our Nav1.8 inhibitors.

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Maximize the commercial opportunity of our pain candidates. We have developed all of our candidates internally, own or have an exclusive license to their global rights, and are preparing to pursue commercialization. We believe there are advantages to having separate product candidates to support commercialization in acute and chronic pain, including pricing considerations. As such we are exploring LTG-001 in the acute pain setting and LTG-321 in the chronic pain setting. We expect to expand our team and build the capabilities required to support the potential commercialization of our pain franchise. Additionally, we may opportunistically evaluate potential commercial collaborations outside of the United States to maximize the value of our product candidates.

Our Team and Investors

We have assembled a highly experienced management team with deep expertise in discovery and clinical development of pain medicines as well as commercialization.

Our Chief Executive Officer Nima Farzan, M.B.A joined us in 2024 and has prior experience as Chief Executive Officer of two biotechnology companies, including publicly listed Kinnate Biopharma Inc. (Kinnate), where he led an initial public offering and subsequent sale of the company to XOMA Corporation, and PaxVax, where he led the company from development to commercial stage until its sale to Emergent BioSolutions. Earlier in his career, Mr. Farzan held roles in development and commercial functions at Novartis.

Our Chief Medical Officer Neil Singla, M.D. is an expert in analgesic protocol design and implementation with a deep focus on minimizing variability in clinical trials with subjective endpoints. He has been instrumental in pioneering methodologies that enhance the rigor and outcomes of pain management studies. Dr. Singla chairs the Clinical Trials Special Interest Group for the International Association for the Study of Pain (IASP) and previously served as Chief Executive Officer and Founder of Lotus Clinical Research, LLC, a preeminent pain clinical research organization and site network. Dr. Singla’s team collectively has conducted more than 250 pain studies, including approximately 25 chronic pain studies, participated in 20 FDA Division of Anesthesiology, Addiction Medicine and

Pain meetings, and pioneered proprietary methodologies that enhance the rigor and clinical outcomes of pain management studies.

Our Senior Vice President of Discovery and Co-Founder Bryan Moyer, Ph.D. has more than 25 years of experience in research with an established record of leading drug discovery teams for target identification, target engagement in translatable models of human disease and clinical candidate delivery, including in pain. Prior to joining us, Dr. Moyer spent ten years at Amgen, most recently as a Scientific Director of Neuroscience focused on migraine and pain and, prior to that, nine years at Senomyx, Inc, focused on ion channel biology. Collectively, Dr. Moyer has contributed to the development of five pain and two migraine drug candidates throughout his career.

Our Chief Financial Officer and Chief Business Officer Neha Krishnamohan brings more than 15 years of finance experience to our team, having served as Chief Financial Officer and Executive Vice President, Corporate Development at Artiva Biotherapeutics, where she led an initial public offering and prior to that at Kinnate, which was sold to XOMA Corporation. Prior to Kinnate, Ms. Krishnamohan executed over $100 billion in mergers and acquisitions and capital markets transactions as a healthcare investment banker with Goldman Sachs.

Beyond our exceptional leadership team, we have assembled a multi-disciplinary team with strong capabilities in pain research and development to support our broad, and potentially best-in-class pipeline of pain therapeutics.

Our team is further supported by a strong syndicate of leading life sciences institutional investors, including Westlake BioPartners, Foresite Capital, 5AM Ventures and Blue Owl Healthcare Opportunities, and we have raised approximately $286.4 million since inception.

Prospective investors should not rely on the investment decisions of our existing investors, as these investors may have different risk tolerances and strategies and have purchased their shares in prior offerings at prices lower than the anticipated public offering price in this offering.

The Epidemiology of Pain

Pain is one of the most common reasons adults seek medical care in the United States. With an estimated 250 million prescriptions annually in the United States, it is the top prescription market by volume in the United States. As the U.S. population ages, it is expected that the demand for pain management products will increase, including branded and generic products.

Musculoskeletal Pain

Musculoskeletal pain impacts nearly everyone at some point in their life and is caused primarily by physical damage to muscle, joints or bone, and consists of both acute and chronic conditions. Musculoskeletal pain can be of an acute nature or, when persistent, become chronic.

Acute musculoskeletal pain is defined as pain with sudden onset and short duration often caused by injury, trauma or medical treatments, as well as acute exacerbations of underlying chronic conditions like OA and CLBP. The U.S. acute pain market is anchored by two primary segments, postoperative acute pain and non-surgical acute pain. Postoperative acute pain includes an estimated 27 million high-volume surgical procedures based on 2024 market data, that serve as the primary entry points for pain management, including orthopedic surgery, general surgery, plastic surgery, obstetric and gynecological procedures and ear, nose and throat (ENT) procedures as of 2025. Non-surgical acute pain is comprised of an estimated 40 million emergency room and urgency care visits based on

2022 market data as well as 11 million annual acute flares of chronic pain conditions. Acute pain generally is highly prevalent in the United States with approximately 80 million adults in the United States requiring acute pain prescription medicine in 2022.

Chronic musculoskeletal pain is characterized as persistent or recurrent pain often as extensions of acute injury or inflammation. In 2023, an estimated 60 million people in the United States suffered from chronic pain, representing approximately 24.3% of the U.S. adult population. Of these, approximately 30%, or 17.1 million people in the United States experience high-impact chronic pain, which is pain that results in substantial restriction to daily activities. The most common forms of chronic musculoskeletal pain are OA and CLBP. OA affected an estimated 33 million adults in the United States, of which approximately 60% experience moderate to severe symptoms based on an industry report published in 2022. OA breaks down one or more joints in the body and as the disease progresses results in chronic joint pain as well as intense pain attacks. Chronic back pain affects an estimated 20 million adults in the United States based on a study published in 2022. According to an NIH-conducted survey, nearly two-thirds of individuals who reported chronic pain in 2019 continued to report chronic pain one year later, with only 10% having reported as being pain-free after one year, underscoring the burden across chronic pain populations. In 2020, an estimated 24 million patients in the United States were treated for chronic musculoskeletal pain.

Neuropathic Pain

Neuropathic pain arises from disease or dysfunction in the nervous system and is predominantly chronic in nature, differing fundamentally in pathophysiology and likely therapeutic approach. Neuropathic pain is categorized into peripheral neuropathic pain, which involves damage to nerves outside the brain and spinal cord, and central neuropathic pain, which arises from injury within the central nervous system itself. In the United States, it is estimated that approximately 10 million patients were prescribed a medicine for peripheral neuropathic pain in 2022.

Current Approaches to Pain Management

When addressing pain, treatment strategies vary based on both the underlying etiology—musculoskeletal versus neuropathic—and the duration of symptoms, whether acute or chronic. Mild to moderate pain is typically managed with over-the-counter (OTC) agents such as aspirin, acetaminophen and nonsteroidal anti-inflammatory drugs (NSAIDs) which serve as accessible first-line options particularly in the acute musculoskeletal settings. According to 2025 claims analysis of retail prescriptions, acute pain was treated with 68% of patients receiving an opioid, 51% receiving prescription NSAIDs, 20% receiving anticonvulsants, and 60% receiving other non-opioid prescription pain medications including Nav1.8 inhibitors, antidepressants, muscle relaxants, topical / local anesthetics, and steroid injections. According to 2025 claims analysis of retail prescriptions, chronic musculoskeletal pain was treated with 53% of patients receiving an opioid, 51% receiving prescription NSAIDs, 24% receiving anticonvulsants, 10% receiving antidepressants, and 39% receiving other non-opioid prescription pain medications including Nav1.8 inhibitors, muscle relaxants, topical / local anesthetics, and steroid injections. OA pain is treated similarly to chronic musculoskeletal pain overall. In moderate to severe musculoskeletal pain, whether acute or chronic, opioids remain among the most commonly prescribed therapies despite well-recognized safety and dependency concerns. For example, despite Osteoarthritis Research Society International guidelines strongly recommending against the use of either oral or transdermal opioids for the treatment of pain in OA, a 2023 survey found physicians continued to prescribe them. For patients with severe OA, 25.3% were prescribed a weak opioid and 23.7% were prescribed a strong opioid, according to the survey results. Opioids are often used alongside or supported by topical therapies such as capsaicin and lidocaine patches, muscle relaxants, antidepressants, gabapentin, intra-articular steroid injections, intra-articular hyaluronic acid injections and background OTC analgesics. More recently, Nav1.8 inhibitors have entered the treatment paradigm, positioned to deliver opioid-level efficacy in moderate to severe acute musculoskeletal pain.

In contrast to musculoskeletal pain, neuropathic pain is predominantly chronic in nature and less responsive to traditional analgesics with management typically centering on adjuvant therapies including certain anticonvulsants, antidepressants and corticosteroids designed to modulate nerve signaling rather than treat inflammation directly.

The World Health Organization analgesic ladder specifies treatment on pain intensity and persistence, from simple analgesics for mild pain to opioid analgesics for moderate and severe pain, and includes three steps: step 1 non-opioid plus optional adjuvant analgesics for mild pain, step 2 weak opioid plus non-opioid and adjuvant analgesics for mild to moderate pain and step 3 strong opioid plus non-opioid and adjuvant analgesics for moderate to severe pain.

According to guidelines published by the American Academy of Family Physicians, acetaminophen and NSAIDs are first-line treatment options for most patients with acute mild to moderate pain with adjunctive medications added as appropriate for specific conditions when first-line medications are inadequate. For severe or refractory acute pain, treatment can be briefly escalated with the use of opioids, medications that target monoamine receptors, or with the use of acetaminophen/opioid or NSAID/opioid combinations.

For chronic pain, the treatment pathway may be more complex. Guidelines published by the American Society of Anesthesiologists suggest that chronic pain be addressed with multi-modal and multidisciplinary interventions. This frequently includes adjuvant analgesics and may include interventions as varied as nerve blocks or acupuncture.

The table below provides an overview of select pharmacological approaches to pain management.

Figure 1: Pain Management Treatment Landscape

Therapeutic Modalities	Pain Type	Select Uses	Select Tolerability / Safety Issues

NSAIDs (e.g., Anjeso)	Musculo-skeletal	• Inflammatory conditions (RA/OA) • Acute musculoskeletal injury • Primary dysmenorrhea • Migraine abortive therapy • Chronic low back pain	• GI bleeding • CV thrombotic events • Dyspepsia, Nausea • AKI / CKD

Capsaicin and Lidocaine Patches (e.g., Qutenza, Lidoderm)	Musculo-skeletal	• Postherpetic Neuralgia • Localized peripheral neuropathic pain	• Application site erythema, pruritus, and localized irritation

Opioids (e.g., Morphine, OxyContin, Duragesic, Olinvyk)	Musculo-skeletal	• Severe acute pain • Chronic pain when non-opioids are insufficient • Cancer-related pain • Palliative care	• Lethal respiratory depression • Addiction (OUD) • Risk of fatal overdose • Nausea, vomiting, OIC

Opioid Combinations (e.g., Vicodin, Norco, Percocet)	Musculo-skeletal	• Moderate-to-severe acute pain where a multimodal approach (combining central and peripheral targets) is required	• High abuse potential • Acute hepatotoxicity • Sedation, nausea, constipation

Nav1.8 (e.g., Journavx)	Musculo-skeletal	• Acute post-surgical pain • Acute musculoskeletal pain	• Headache, dizziness

Therapeutic Modalities	Pain Type	Select Uses	Select Tolerability / Safety Issues

Muscle Relaxants Adjuvant Analgesics (e.g., Flexeril, Robaxin, Soma)	Musculo-skeletal	• Acute musculoskeletal conditions (e.g., muscle spasms, strains, sprains, and acute low back pain)	• Abuse / addiction potential • Liver disease risk

Antidepressants Adjuvant Analgesics (e.g, Cymbalta)	Musculo-skeletal & Neuropathic	• Diabetic peripheral neuropathy • Fibromyalgia • Chronic musculoskeletal pain • Prophylactic treatment for migraine	• Risk of suicidal thoughts/behaviors • Hepatotoxicity • Dry mouth, nausea, weight gain, sexual dysfunction

Anticonvulsants Adjuvant Analgesics (e.g., Lyrica, Neurontin)	Neuropathic	• Postherpetic neuralgia • Diabetic peripheral neuropathy • Fibromyalgia • Spinal cord injury	• Suicidality • Anaphylaxis • Angioedema • Dizziness, somnolence, weight gain, dry mouth

Corticosteroids Adjuvant Analgesics (e.g., Rayos, Kenalog, Medrol, Decadron)	Neuropathic	• Inflammatory arthritis • Acute inflammatory flares • Localized joint inflammation	• Osteoporosis • Weight gain • Cushingoid features

Suzetrigine: First Approved Nav1.8 Inhibitor

In January 2025, suzetrigine (Vertex Pharmaceuticals, 100mg loading dose, 50mg maintenance dose), previously known as VX-548, received approval for the treatment of moderate to severe acute pain in adults presenting a breakthrough in pain management as a first-in-class non-opioid, non-addictive selective pain signal inhibitor for Nav1.8.

Suzetrigine’s approval was based on two acute pain Phase 3 clinical trials in bunionectomy and abdominoplasty which enrolled over 2,000 patients. The primary endpoint was met in both Phase 3 clinical trials of suzetrigine demonstrating a SPID48 of 48.4 points compared to placebo (p<0.0001) after abdominoplasty and 29.3 points compared to placebo (p=0.0002) after bunionectomy. Suzetrigine did not meet the first key secondary endpoint of superiority when compared to hydrocodone bitartrate/acetaminophen (HB/APAP or Vicodin) for SPID48. HB/APAP demonstrated a SPID48 of 111.8 points compared to 70.1 points for placebo after abdominoplasty. HB/APAP demonstrated a SPID48 of 120.1 points compared to 70.6 points for placebo after bunionectomy. Speed of onset (measured as reduced pain by two points or greater on the NPRS) was 119 minutes after abdominoplasty and 240 minutes after bunionectomy surgery. Suzetrigine was generally safe and well tolerated in these trials with a lower incidence of adverse events (AEs) observed with suzetrigine compared to HB/APAP or placebo. In the abdominoplasty trial, 81% of patients in the suzetrigine group used rescue medication (ibuprofen 400mg) during the 48-hour treatment period compared to 87.9% for placebo. In the bunionectomy trial, 85.4% patients in the suzetrigine group used ibuprofen rescue compared to 85.6% for placebo. Because these trials did not allow opioid rescue medication, measures of opioid sparing could not be assessed. Since commercialization, suzetrigine has been prescribed broadly including beyond initially targeted call points, such as primary care physicians. Additionally, longer duration of therapy than typical for opioids has been observed in the retail channel. For instance, based on retail prescription claims data from March 2026, retail prescriptions for Journavx are written for an average of approximately 17 days. Further, retail prescription claims data from October 2025 indicates approximately one-third of Journavx prescriptions are written for at least 30 days.

Suzetrigine is currently being developed in diabetic peripheral neuropathy and to our knowledge is not currently being actively developed in OA or other musculoskeletal pain.

Unmet Needs

Despite the availability of multiple therapies for pain management, a substantial proportion of patients continue to experience inadequate pain control. Current treatment options require difficult tradeoffs between efficacy, safety, tolerability and risk of addiction, leaving many patients either undertreated or exposed to therapies with significant limitations or addiction potential. For instance, NSAIDs have limited efficacy and well-recognized safety concerns associated with long-term use; opioid treatments, while efficacious, are subject to misuse, with the opioid epidemic incurring significant costs at both the individual and societal levels; and suzetrigine represents a safer non-opioid alternative, but is limited by efficacy, slow onset and contraindications.

These constraints prevent adequate pain relief and force clinicians to balance incomplete analgesia against dose-limiting AEs, addiction and contraindications. Consequently, current pain management strategies are frequently multi-modal, requiring patients to receive multiple classes of medications to achieve acceptable pain management. Even with such approaches, outcomes remain suboptimal, exemplified by up to 54% of patients with OA reporting inadequate pain control despite taking prescription pain medications. This highlights the critical unmet need for safer, more effective, non-addictive pain alternatives.

NSAIDs

NSAIDs are widely used and often serve as first-line treatment options for pain management. However, NSAIDs, although effective for some patients, generally provide only small to moderate reductions in pain intensity when compared with placebo. Because individual pain therapies frequently fail to provide adequate pain relief on their own, pain management often relies on multi-modal regimens. In addition to OTC medicines, post-surgical patients are most frequently prescribed two or more therapies, with patients most frequently prescribed at least one opioid plus an additional prescription, like NSAIDs, for pain management. Notably, a large-scale analysis of hysterectomy surgeries published in 2024 revealed that approximately 84.3% of patients were treated with multi-modal analgesia.

Beyond efficacy limitations, NSAIDs’ clinical utility is constrained by well-established, dose- and duration-dependent safety risks across multiple organ systems, including gastrointestinal, renovascular, or cardiovascular. Large observational cohorts and meta-analyses demonstrate that even short-term NSAID use can increase the risk of acute kidney injury and hyperkalemia, while higher cumulative exposure is associated with increased rates of myocardial infarction, stroke, and heart failure, particularly with non-selective and COX-2-preferential agents. These risks are amplified in elderly patients with gastrointestinal, cardiovascular or renal comorbidities and individuals receiving concomitant anticoagulants, ACE inhibitors, or diuretics. Such safety concerns are especially salient in postsurgical and hospitalized populations, where physiologic stress, volume shifts, and polypharmacy heighten vulnerability to NSAID-related AEs.

As a direct consequence of these significant safety concerns, clinical guidelines and practice patterns frequently mandate dose caps, short treatment durations, gastroprotective co-therapy, or even outright avoidance of NSAIDs in substantial patient segments. This risk-driven underutilization directly limits their analgesic effectiveness and leaves a meaningful number of patients without reliable non-opioid options.

Opioids

Opioids remain commonly prescribed for both musculoskeletal and neuropathic pain. Approximately 80 million adults in the United States required acute pain prescription medicine in 2022 with approximately 68% of acute pain patients or approximately 50 million Americans receiving opioids. Opioids are commonly prescribed following outpatient procedures. In the United States, nearly 70% of surgeries are performed as an outpatient procedure, which subsequently requires the management of post-surgical pain by the patient outside a hospital environment based on a study published in 2020. According to a study published in 2017, an estimated 67-92% of patients have surplus opioids after surgery, which can be dispersed into the community.

Beyond the post-surgical setting, approximately 40 million patients seek care in the ED or urgent care for acute pain based on 2022 market data. According to market data analysis commissioned by the Company, in 2025 an estimated 83% of ED patients for acute, non-surgical pain that received and filled a discharge prescription for pain medication filled a prescription for opioids.

In 2023, approximately 125 million opioid prescriptions were dispensed and nearly 8.6 million Americans reported misusing prescription opioids in the United States. Approximately 82,000 people died from drug overdoses involving opioids in 2022, accounting for about 76% of all drug overdoses that year. This is a 10-fold increase in the number of opioid-related deaths since 1999.

Furthermore, chronic pain contributes to sustained and repeated opioid exposure. According to claims analysis, approximately 53% of chronic pain patients received opioid treatment to manage their pain in 2025. Despite the high prevalence of opioid use, patients still experience insufficient or suboptimal pain relief. It is estimated that approximately 80% of pain patients would benefit from novel pain medication, according to a 2025 industry report. We believe the continued use of opioids in treating pain in people with musculoskeletal pain underscores the significant need for new, effective and non-addictive pain management treatments in order to provide physicians and patients with better options.

Safety and Tolerability

Opioid usage is associated with significant risk. According to a 2017 CDC Morbidity and Mortality Weekly Report, 6% of patients who receive at least one day of opioid therapy develop long-term use, and rates of long-term use escalated to 13.5% for initial prescriptions eight days or longer and to 29.9% for initial prescriptions 31 days or longer. In 2023, an estimated 8.6 million Americans misused opioids. For Americans hospitalized for opioid dependence, 41% indicated their opioid misuse had started after receiving a legal opioid prescription for pain management. Following minor surgical procedures, approximately 11.1% of patients develop persistent opioid use based on a 2020 study. Beyond addiction, opioids carry meaningful safety and tolerability risks. About 40% report sedation as a side effect, which can delay mobilization, increase fall risk and contribute to delirium, particularly in older or medically complex patients. Additionally, respiratory depression, which occurs in approximately 0.5% of patients receiving opioids for acute postoperative pain, can occur in all patients receiving opioids, and is a key concern in patients with obesity, sleep apnea, pulmonary disease, or concomitant central nervous system depressant use, often leading clinicians to limit dosing at the expense of analgesic efficacy. Opioids are also associated with frequent gastrointestinal AEs. About 80% of patients present with constipation and 30% present with nausea, causing impaired recovery and delayed discharge. The Institute for Clinical and Economic Review (ICER) reviews consistently show higher rates of nausea and vomiting with opioid regimens compared with non-opioid options.

Controls on Opioids

While opioids are efficacious for pain management, their highly addictive nature has led to a serious epidemic of addiction and overdose in the United States. In efforts to curb opioid misuse and dispersion, the Drug Enforcement Administration (DEA) has imposed stringent scheduling and regulatory restrictions on opioids. The DEA classifies drugs, substances, and certain chemicals into five distinct schedules based on their acceptable medical use and their potential for abuse or dependency. For example, oxycodone (including OxyContin) is a schedule II substance, reflecting its high potential for abuse and the risk of severe psychological or physical dependence.

For DEA-scheduled substances, prescribers and healthcare institutions face ongoing DEA oversight, including audits and compliance monitoring, increasing administrative burden and perceived legal risk. Opioid prescriptions are subject to strict limitations on refills and transmission, with most requiring written or secure electronic prescribing and prohibitions on calling in prescriptions except under narrowly defined emergency circumstances. These regulatory requirements add friction to clinical workflows, can delay timely access to pain relief, and further limit the practicality of opioids as a scalable solution for routine pain management.

State opioid legislation has created substantial barriers to prescribing and dispensing. As of 2019, 39 states have implemented quantity limits on acute opioid prescriptions, often restricting days’ supply, dosage and early refills. Oversight is particularly stringent in California, where prescribers must comply with the Controlled Substance Utilization Review and Evaluation System prescription drug monitoring program, including mandatory registry checks and, in some cases, advance reporting requirements that add administrative burden prior to prescribing. Many states have also enacted “pill mill” laws governing pain clinics, while controlled substance boards actively monitor prescribing behavior and can sanction physicians who trigger regulatory “red flags.” On the dispensing side, pharmacies have imposed additional limits or refusals to fill opioid prescriptions, further constraining patient access, all within a framework reinforced by ongoing DEA oversight at the federal level.

Despite ongoing legislative advocacy and controls, opioids remain a significant component of pain management strategies, with a dispensing rate of 35.4 prescriptions per 100 persons in 2024.

Consequence of the Opioid Epidemic

The widespread reliance on opioids for pain management had consequences that extend far beyond individual patients and clinical settings. What began as a therapeutic response to inadequately controlled pain has evolved into a broad public health challenge with significant social and economic ramifications. High rates of opioid prescribing and misuse have driven increased healthcare utilization, strained emergency and inpatient systems, reduced workforce participation, and imposed substantial costs on public services. These downstream effects underscore that the opioid epidemic is not only a medical crisis, but also a profound societal and economic burden.

The opioid epidemic imposes substantial economic costs on the U.S. healthcare system. Opioid misuse drives significant direct healthcare expenditures including increased ED visits, hospitalizations and overdose treatment. Individuals who experienced an opioid overdose accounted for approximately $35 billion in healthcare costs. Beyond direct medical spending, opioid misuse contributes to considerable productivity losses due to disability, unemployment, and premature mortality among working-age adults.

The criminal justice system bears an additional share of the economic burden. Opioid trafficking, diversion, and related criminal-diversion programs generate expenditures associated with law enforcement, judicial proceedings and incarceration. Based on estimates published by the White House in 2025, opioid-related crime resulted in approximately $63 billion in costs attributable to increased police protection, judicial activities, correctional facilities and property loss in 2023. Together with direct medical spending, opioid-related costs were estimated by the White House in 2025 to amount to approximately $170 billion and a reduction in opioid use could save billions.

Communities also experience significant indirect costs related to social services, child welfare and broader societal disruption. Prescribing opioids creates risk of diversion beyond the intended recipient. Unused or excess opioid medications are frequently retained, shared, or redistributed through informal channels, contributing to non-medical use by family members, acquaintances, or the broader community. The persistent prevalence of opioid misuse, represented by 8.6 million Americans in 2023 and the continued high mortality burden of approximately 82,000 deaths in 2022, underscore that opioid addiction remains a critical public health challenge.

Suzetrigine, An Approved Nav1.8 Inhibitor

The approval of suzetrigine reflects progress toward safer non-opioid pain alternatives; however, reported clinical data highlight important limitations related to onset of action as well as contraindications.

In data reported from pivotal Phase 3 trials, suzetrigine demonstrated a slower onset of clinically meaningful pain relief in certain surgical pain models when compared with opioid-based regimens. Among bunionectomy patients, the median time to achieve a ≥2-point reduction in NPRS score from baseline was 240 minutes with suzetrigine, versus 90 minutes with hydrocodone/acetaminophen, while the overall proportion of patients achieving a ≥2-point pain reduction was comparable between groups (90.1% and 92.3%, respectively).

Contraindications and DDI represent an additional limitation of suzetrigine. Certain therapies mediated by CYP3A are contraindicated, require avoiding use, or require a dose modification due to DDI with suzetrigine, limiting use in patients receiving common heart disease, blood pressure, antidepressant, anti-infective or oncology-related therapies. DDI risks are amplified in real-world pain populations where patients frequently receive multiple medications and are treated across multiple prescribing physicians. For Nav1.8 inhibitors with significant CYP3A liability, extensive labeling restrictions, prescriber burden, and medication reconciliation requirements we believe may limit uptake.

Our Approach

Nav1.8 and the Transmission of Pain

Nociception is the physiological process by which a pain signal is transmitted by peripheral nociceptors, or pain-sensing neurons, to the brain where pain is perceived.

Nociceptors are specialized sensory neurons that are located in various tissues, including skin, muscles and joints. In the peripheral nervous system, the nociceptors are located in the dorsal root ganglion (DRG), a cluster of neurons in one of the roots which emerges from the spinal cord, and are a critical part of transmitting pain signals from the periphery to the central nervous system. Nociceptors are categorized according to the pain stimuli they sense, such as thermal extremes, mechanical damage or pressure, chemical irritants or integrated multi-modal signals.

Figure 2: Nav1.8 Transmits Pain Signals Independent of Source, Peripherally Blocking Pain Sensation

There are nine members of the voltage-gated sodium channels (VGSC or Nav channels) family of proteins. These proteins control the excitability of neurons in the peripheral and central nervous systems and open during membrane depolarization to allow sodium to flow into the cell and then rapidly inactivate to cut off the flow. This regulated flow of sodium drives an action potential, which is the mechanism through which sensory information travels through the nervous system. Nav1.8 is a VGSC that is specifically expressed in DRG and trigeminal ganglion neurons and plays a significant role in regulating the activation of neurons transmitting a pain signal. Studies have shown that Nav1.8 is able to quickly return from inactivation which allows neurons to repeatedly fire action potentials and therefore contributes to neuronal excitability. These attributes make Nav1.8 critical to the transmission of pain signals. Further Nav1.8 is substantially expressed in peripheral nerve tissue and not in the brain or other tissue, its inhibition has not been associated with addiction or severe tolerability concerns.

Validation of Nav1.8 as a Pain Target

The role of Nav1.8 as a pain target has been genetically validated through the investigation of both gain of function mutations and single nucleotide polymorphisms (SNP) as well as validated in the clinic and from a regulatory perspective with the approval of the first Nav1.8 inhibitor, suzetrigine, in 2025. In the rare cases of gain of function mutations, the abnormal Nav1.8 protein is associated with or drives the perception of pain in small fiber neuropathy (a nerve condition that damages small nerve fibers, causing pain, and other abnormal sensations), diabetic peripheral neuropathy (nerve damage that can affect people with Type 1 or Type 2 diabetes and causes numbness, sharp pains or cramps, reduced ability to feel pain or temperature changes and other abnormal sensations) and trigeminal neuralgia (a chronic disorder that causes sudden, severe facial pain). Several SNPs have been identified within the SCN10A gene which encodes the Nav1.8 protein. These SNPs are linked to reduced pain in inflammatory bowel disease, post-surgical pain and experimentally induced mechanical pain.

The genetic and pharmacological validation of Nav1.8 as a pain target has generated significant interest in the development of pain medications that target the inhibition of Nav1.8. Although only suzetrigine is FDA approved, other drugs have shown analgesics properties in third-party clinical trials, further validating the mechanisms. One of these candidates is VX-150, an orally bioavailable pro-drug candidate that is metabolized into an active moiety that inhibits Nav1.8 function. The analgesic effects of Nav1.8 inhibition with VX-150 were observed in three Phase 2 proof-of-concept studies in acute postoperative pain, OA pain and small fiber neuropathy neuropathic pain.

Our Differentiated Development Capabilities to Address Pain

Overcoming Challenges in Developing New Pain Medications

There has been significant interest in developing novel pain medications, particularly in light of the opioid epidemic and the need for non-addictive pain management alternatives. Despite these efforts, since the regulatory approval of OxyContin in 1996, there have been few non-opioid breakthroughs in pain medicine development, and those that have achieved regulatory approval have primarily been for the treatment of migraine rather than broader pain management.

Preclinical development of pain medications faces significant methodological hurdles. Most preclinical animal tests measure a simple physical withdrawal reflex, which does not always predict human pain. Additionally, researchers rely on surrogate behaviors in preclinical studies, which can fail to capture the nuances of experiencing suffering.

Clinical development of pain medications faces challenges in clinical trial design, partly due to pain being a subjective experience rather than an objective measure. Mitigating placebo effects, having a suitably sensitive assay/endpoint and appropriately capturing a subjective experience are examples of what must be considered while designing a clinical trial. A meta-analysis of randomized clinical trials in chronic neuropathic pain from 1990 to 2013 has shown that placebo group changes have increased while active treatment changes have remained relatively stable. This study suggests that changes in study methods may be limiting the ability of researchers to detect actual differences in active and placebo effects.

This concept also aligns with the high incidence of false-negative findings in pain medicine clinical trials, where therapies that are known to work and may already be approved by regulatory agencies fail to show an analgesic effect in a clinical trial setting.

We believe that the recent FDA approval of suzetrigine has provided a validated path from development to approval, as well as trial designs that can help mitigate known challenges in pain medication development.

We believe that our deep understanding of the pain space positions us to further build on this initial validation of Nav1.8 and the progress to date in clinical trial design. With our expertise in pain biology, we have developed proprietary tools to organically develop compounds that can be assessed in preclinical assays and translated clinically with accuracy and efficiency. Coupled with our world-class clinical team that has conducted more than 250 pain studies, we are uniquely suited to execute on a portfolio of pain product candidates.

Our Differentiated Preclinical Electrophysiology and Microneurography Tools

Leveraging our expertise in ion channel pain biology and translational analysis, we employ two preclinical models, electrophysiology in human DRG neurons and NHP microneurography to measure the effect of compounds on nociceptor function and action potential firing, which are measures of target engagement. Both these models are quantifiable and do not require animal behavioral models which can be challenging to translate to humans. These models work for Nav1.8 as well as other ion channel targets that control pain signal transmission.

Manual and automated patch clamp electrophysiology assays allow us to test compound pharmacology in human DRG neurons ex vivo. The second preclinical model, a microneurography assay where an electrode is inserted into the peripheral nerve of NHPs, measures target engagement in nerve fibers in vivo across a spectrum of action potential frequencies representative of human pain disorders.

Our preclinical evaluation of ex vivo and in vivo nerve pain signaling has allowed us to validate targets, model drug activity and has yielded novel insights that drive our drug discovery strategy. Importantly, these preclinical insights have informed our strategy to focus the development of our pipeline in musculoskeletal pain over neuropathic pain. We have shown that higher levels of Nav1.8 target inhibition were required to meaningfully reduce action potentials in a model of neuropathic pain (>99% inhibition required to meaningfully reduce low frequency action potential firing) compared to musculoskeletal pain (>70% inhibition sufficient to meaningfully reduce higher frequency action potential firing).

Figure 3: Inhibition of C-fiber Nociceptor Action Potentials with LTG-001 in a Dose-Dependent Manner in NHP Microneurography Models

Further we have utilized these models to show that 99% inhibition of Nav1.8 blocked only around 60% of total action potentials highlighting the value of combination therapies with novel mechanisms to further inhibit pain signaling.

We have shown that the preclinical results with Nav1.8 inhibitors were predictive of clinical analgesia, both in the CPT in healthy volunteers as well as musculoskeletal pain in patients.

Cold Pressor Test as a Validated Biomarker for Clinical Trials for Pain

The lack of a biomarker which can predict clinical outcomes or a reliable human translational model has been a challenge in the development of new pain management therapies. We have identified and refined the CPT methodology and it has provided a quantifiable and repeatable, clinical endpoint that has translated into potentially pivotal trial outcomes. The CPT is a human experimental pain model to assess analgesic drug effect. Healthy volunteers immerse one hand into a bath of circulating cold water (1° ± 0.5 ° C) and are instructed to remove it only when the pain from the cold is no longer tolerable. The time from hand immersion to removal is measured as the PTT. For safety, the maximum time a participant can leave the hand immersed is 180 seconds. Our differentiated preclinical models and techniques provide target engagement analysis and enable us to optimally use the CPT as a predictive biomarker to inform clinical development decision-making.

We optimized the CPT model to have a more robust and rigorous protocol using a crossover trial design. The CPT model enables early characterization of analgesic properties in a Phase 1 clinical trial that can be completed at a low cost and in approximately three weeks. We believe this approach provides a significant advantage in the development of analgesics by identifying compounds with the potential for greatest efficacy and characterizing onset of action early in the development process with minimal investment.

We have validated this approach by running five CPT trials testing eight separate cohorts of Nav1.8 inhibitors across dose levels. The Nav1.8 inhibitors we have tested are LTG-001, LTG-321, suzetrigine and LTG-305 (a discontinued product candidate). The results from LTG-001 and LTG-321 showed dose ranging with separation across each dose level, and, in the case of LTG-001, were consistent with efficacy data observed in our clinical trial exploring LTG-001 in patients with moderate-to-severe pain after abdominoplasty. Using the CPT data we generated for LTG-001 and suzetrigine across trials, a 450mg dose of LTG-001 (estimated as an average of LTG-001 300mg and LTG-001 600mg aggregate effect) was predicted to have approximately 70% higher AUC than 100mg (the label-specified loading dose), as evaluated by our CPT trial of suzetrigine, although no head-to-head comparison between LTG-001 and suzetrigine was conducted. In our abdominoplasty clinical trial for LTG-001, the impact of the first dose, as measured by SPID12, showed that 450mg of LTG-001 had approximately 80% greater than our estimation of the SPID12 of 100mg of suzetrigine derived from published figures reporting results of their Phase 3 abdominoplasty trial, although no head-to-head comparison between LTG-001 and suzetrigine was conducted in our abdominoplasty trial, and cross-trial comparisons should be interpreted with caution.

LTG-305 was tested repeatedly using the same dose, and results were highly consistent between experiments, supporting the repeatability of the CPT model. We were able to deprioritize the development of LTG-305 based on the CPT data.

Development Strategy in Musculoskeletal Pain

Rationale for Abdominoplasty and Bunionectomy for Acute Pain

We have performed extensive analysis of historical and current pain clinical trials to determine the best surgical pain models to be assessed in our own clinical trials. We noted the FDA typically has required demonstration of efficacy in at least one soft tissue model and one hard tissue (bony) model to support an approved label indication of “treatment of moderate to severe acute pain.” Based on our analysis, the most common models used for pivotal registration studies directed our pivotal trial designs, which have been abdominoplasty (soft tissue) and bunionectomy (hard tissue). Both models are well known for their speed of enrollment and relatively healthy patient pools. Both models show high assay sensitivity (ability to differentiate truly efficacious drugs from placebo) due in part to the ability to complete trials in a small number of specialized centers with standardized surgery and anesthesia.

We conducted our trial in patients undergoing abdominoplasties. Abdominoplasties are surgical procedures designed to improve the aesthetic appearance of the abdomen that require effective management of postoperative acute pain. In 2022, according to the American Society for Plastic Surgeons (ASPS), there were over 160,000 performed abdominoplasties, representing a ~37% increase as compared to 2019. While largely based on surgeon discretion, it is standard procedure to prescribe opioids for post-surgical pain management.

Research has demonstrated that surgical patients carry an increased risk of becoming long-term opioid users as they are more likely to be prescribed postoperative opioids. Those prescribed opioids within seven days of surgery are estimated to have a 44% increased chance of becoming long-term users.

We plan to initiate a placebo-controlled Phase 3 trial in patients undergoing bunionectomies to evaluate efficacy across both soft and hard tissue.

Rationale for OA as Proof-of-Concept for Chronic Pain

OA is a chronic disease that affects an estimated 33 million adults in the United States based on an industry report published in 2022. OA breaks down one or more joints in the body, and as the disease progresses results in chronic joint pain as well as intense pain attacks. OA pain is a musculoskeletal pain condition with the same underlying cause as acute postoperative pain, driven by inflammatory damage to muscle and bone. Success in acute postoperative pain is therefore highly predictive of success in OA pain, and on-market drugs for acute pain (e.g. acetaminophen, NSAIDs, opioids) also generally work in OA pain. Additionally, among chronic pain clinical trial models, OA is typically the fastest to recruit, and we believe the best model for separating active drug from placebo. This is both due to the model’s sensitivity and its status as the most common chronic pain model (research sites are better trained and experienced in OA).

Proof-of-concept for the Nav1.8 inhibitor class in OA pain has been achieved previously. Vertex Pharmaceuticals’ prior-generation Nav1.8 inhibitor VX-150 achieved significant positive results in both acute postoperative pain and OA pain in Phase 2 clinical trials, suggesting that the drug class may be effective in OA pain, and that its effect in OA pain was associated with performance in acute pain in clinical trials of VX-150.

Pipeline

We are developing a pipeline of non-opioid medicines to address broad patient needs in chronic and acute pain. We are developing therapies to be dosed both orally and through IV administration.

LTG-001

LTG-001 is a novel, non-opioid, orally bioavailable small molecule that selectively and potently inhibits Nav1.8 in development, for the treatment of acute pain. Because LTG-001 is a non-opioid pain medication that does not act centrally, we believe it does not carry a risk of dependency. LTG-001 is currently in development as a potential treatment for moderate to severe acute pain, including postoperative pain.

We conducted a large-scale, randomized, double-blind, placebo-and-comparator-controlled trial in 343 patients undergoing abdominoplasty at four centers in the United States. This clinical trial was designed and conducted to be pivotal. Participants received one of four trial treatments: high dose LTG-001 (450mg loading followed by 300mg every 12 hours), low dose LTG-001 (300mg loading dose followed by 150mg every 12 hours), HB/APAP (hydrocodone 5mg/acetaminophen 325mg administered every 6 hours), the opioid comparator, or placebo.

The trial met the primary endpoint of SPID48 with high dose LTG-001 achieving statistically significant pain reduction compared to placebo. Participants receiving high dose LTG-001 achieved a 62.1-point improvement in pain compared to placebo. Low dose LTG-001 and HB/APAP, the opioid comparator, also separated from placebo with statistical significance. Participants receiving low dose LTG-001 achieved a 37.8 point improvement in pain compared to placebo and participants receiving the opioid comparator, achieved a 40.9 point improvement in pain compared to placebo. Onset of meaningful pain relief, defined as time to a 2-point reduction in 0-10 pain score, occurred at 52 minutes with high dose LTG-001 and at 60 minutes with low dose LTG-001. The trial protocol allowed for opioid rescue medication to assess the effect of LTG-001 on reducing opioid intake, including key endpoints that we believe may support an opioid-free label. Approximately half of participants in each of the high and low dose LTG-001 cohorts were opioid-free during the clinical trial. LTG-001 was generally well-tolerated, with overall AE levels below those of placebo. AEs were mostly mild to moderate.

We plan to initiate a placebo-controlled Phase 3 trial in participants undergoing bunionectomy and an open-label Phase 3 safety trial in     , with results expected in    .

As part of our life-cycle management as well as our strategy to broaden access to a larger range of patients, we are also developing LTG-001 as both an oral twice-daily and IV therapy to enable the transition from the postoperative period to patient discharge in hospital settings. We have initiated bioavailability studies for the LTG-001 IV formulation.

LTG-321

LTG-321 is our next-generation candidate for the inhibition of Nav1.8, initially being developed for the treatment of chronic musculoskeletal pain, starting with OA. LTG-321 is structurally distinct from LTG-001. We believe LTG-321’s differentiated profile may enable a lower effective dose and once-daily dosing — characteristics we believe are particularly important for a chronic-use setting. We plan to advance LTG-321 in a Phase 2 proof-of-concept trial in OA of the knee.

OA is a chronic disease that affects an estimated 33 million adults in the United States based on an industry report published in 2022. The underlying driver of OA pain, inflammatory damage to muscle and bone, is mechanistically consistent with the pain experienced in acute postoperative settings. As a result, success in acute postoperative pain has historically been highly predictive of efficacy in OA pain, as demonstrated by the broad effectiveness of on-market analgesics such as acetaminophen, NSAIDs and opioids across both indications.

Proof-of-concept for the Nav1.8 inhibitor class in OA pain has already been established. Vertex Pharmaceuticals’ prior-generation Nav1.8 inhibitor, VX-150, demonstrated statistically significant positive results in both acute postoperative pain and OA pain in Phase 2 clinical trials, reinforcing the translatability of acute pain efficacy to the chronic OA setting and validating the therapeutic potential of this drug class in musculoskeletal pain.

Ongoing Phase 1 trials as of March 13, 2026 have demonstrated that LTG-321 had a dose proportional and predictable PK profile. As part of the ongoing LTG-321 Phase 1 trial, we performed PD testing with the same CPT used for LTG-001. Treatment with 270mg of LTG-321 showed a peak effect of 181% increase in PTT from baseline compared to placebo at four hours post-dose. Treatment with 90mg of LTG-321 showed a peak effect of 127% increase in PTT from baseline compared to placebo at two hours post-dose. The total aggregate effect, as measured by percent increase in AUC over 12 hours (AUC0-12) versus baseline, was 159.8% for 270mg of LTG-321. We had previously performed PD testing with the same CPT with LTG-001 and commercially-available suzetrigine across separate trials. In those trials, the total aggregate effect of the maintenance dose (300mg) of LTG 001 and 600mg of LTG-001 was 127% and 157%, respectively. The aggregate effect for LTG-001’s loading dose of 450mg, which was estimated as an average of LTG-001 300mg and LTG-001 600mg aggregate effect, was 142%. Further, in a cold pressor trial where we explored suzetrigine, the aggregate effect for 100mg, which is the label-specified loading dose, was 84.5%.

Both LTG-321 doses showed continued activity at 24 hours post-dose, the last time point assessed. We have demonstrated that steady-state exposure (measured by maximum plasma concentration (Cmax) and AUC over 24 hours) after repeat once-daily dosing with 150mg was comparable to exposure after a single dose of 270mg. Based on these results, we plan to explore the 150mg once daily dose in our planned Phase 2 trial.

Based on these early-phase efficacy data, we plan to initiate a Phase 2 trial investigating LTG-321 in patients with OA of the knee in      and expect to report topline data in     . If positive, we believe this trial will provide proof-of-concept for efficacy of LTG-321 in chronic musculoskeletal pain.

Undisclosed Compounds

Our earlier stage pipeline consists of next-generation Nav1.8 inhibitor molecules, which may provide effective pain management medicines at a lower dose than other Nav1.8 and ion channel inhibitors. A lower dose with next-generation Nav1.8 medicines may enable additional opportunities for other formulations and delivery approaches. We anticipate selecting our next Nav1.8 development candidate in    . We are also in discovery of additional ion channel inhibitors involved in peripheral transmission of pain that represent potential complementary mechanisms of action to Nav1.8 inhibition for additional pain relief including in other pain etiologies like neuropathic pain.

Our Lead Program: LTG-001

LTG-001 is a novel, orally bioavailable small molecule that selectively and potently inhibits Nav1.8, designed to stop the transmission of pain without the risk of addiction, with the goal to provide effective, rapid-acting pain relief. LTG-001 has been observed to be well tolerated in clinical trials to date and because it is a non-opioid that does not act centrally, it has not demonstrated a risk of dependency. The magnitude of efficacy data seen with high dose LTG-001 suggests that LTG-001 has the potential to be a best-in-class pain management therapeutic.

LTG-001 is currently in development as a potential treatment for moderate to severe acute pain, including postoperative pain.

Despite the similarities of the Nav family of proteins, preclinical studies have shown LTG-001 was over 14,000-fold selective for Nav1.8 compared to the other eight channels in the Nav family. Additionally, LTG-001 was shown to be distributed to the peripheral nerve and rapidly penetrated the nerve compartment, the site of its therapeutic action. Our Phase 1 single ascending dose (SAD)/multiple ascending dose (MAD) trial showed that LTG-001 was rapidly absorbed with dose proportional exposure. The time to maximum concentration (Tmax) of LTG-001 was achieved within 1 to 2 hours of dosing. We believe this rapid absorption of LTG-001 is why onset of analgesia occurred in under 2 hours.

As part of the LTG-001 Phase 1 program, we conducted initial PD testing using the cold pressor human experimental pain model, a well-known and well-validated early-phase model for assessing analgesic drug effect. Healthy volunteers immersed one hand into a bath with circulating cold water (1° ± .5 ° C.) and were instructed to remove it only when their cold pain could no longer be tolerated. The time from immersion to hand removal was measured as PTT. Three dose levels of LTG-001 were tested in a randomized, double-blind, placebo-controlled within-subject crossover design. A baseline PTT score was assessed for each participant, then PTT was assessed at 1, 2, 4, 8 and 12 hours after dosing of LTG-001 or placebo. Peak efficacy was observed 2 hours post-dose with a 195%, 152%, and 77% PTT change from baseline compared to placebo for 600mg, 300mg and 100mg respectively, showing a clear dose response. Safety data indicated LTG-001 was well-tolerated, with all treatment emergent adverse events (TEAE) being mild or moderate in severity. One participant discontinued the trial due to a TEAE unrelated to LTG-001.

We conducted a randomized, double-blind, placebo-and-comparator-controlled trial in 343 patients undergoing abdominoplasty conducted at four centers in the United States. The clinical trial was designed and conducted to be pivotal. Participants received one of four trial treatments: high dose LTG-001, low dose LTG-001, HB/APAP (hydrocodone 5mg/acetaminophen 325mg administered every 6 hours) the opioid comparator, or placebo. The trial HB/APAP opioid comparator arm, the same comparator used in a Phase 3 clinical trial of suzetrigine in abdominoplasty, provides a comparison with a standard-of-care opioid drug typically used for acute pain. Participants stayed in-clinic for 48 hours postoperatively and their pain was assessed on a 0-10 scale at prespecified time points. The primary endpoint was SPID48.

In addition to developing LTG-001 as an oral twice-daily therapy, we are also developing LTG-001 as a potential IV therapy to enable the transition from the postoperative period to patient discharge in hospital settings. We have initiated bioavailability studies for the LTG-001 IV formulation.

Summary of Differentiating Attributes

We believe LTG-001 represents a significant advancement in acute pain management and has the potential to achieve a best-in-class clinical profile characterized by its observed magnitude of efficacy as measured by SPID48 relative to standard-of-care in the abdominoplasty clinical trial, rapid onset of analgesia and potential regulatory path toward becoming the first systemic analgesic to receive an opioid-free label claim.

Magnitude of Efficacy Results

In our clinical trial in abdominoplasty, low dose and high dose LTG-001 showed statistically significant improvement in pain compared to placebo in a dose ranging manner. High dose LTG-001 showed a ~50% greater analgesic effect compared to the active HB/APAP opioid comparator arm. The trial used a similar design to Vertex Pharmaceuticals’ Phase 3 abdominoplasty trial for suzetrigine, including a similar surgical model, the same primary endpoint (SPID48), and the same active HB/APAP opioid comparator. While it is impossible to perfectly compare data across different clinical trials and the trial did not include a head-to-head comparison with suzetrigine, the magnitude of efficacy as measured by SPID48 seen with high dose LTG-001 suggests that LTG-001 has the potential to be a best-in-class pain management therapeutic. We believe the magnitude of efficacy we have seen with high dose LTG-001 was due to the substantial target inhibition observed in the peripheral nerve tissue, the therapeutic site of action. For example, our preclinical studies showed that the unbound nerve-to-plasma partition coefficient (Kp,uu nerve) for LTG-001 was 0.8 and that LTG-001 had a 42:1 nerve to brain ratio, indicating LTG-001 was efficiently distributed to its intended site of action and did not substantially cross the blood brain barrier.

Onset of Analgesia

In our market research, onset of meaningful pain relief was identified by prescribers as a key attribute in a preferred pain management therapeutic. With competitor data showing that onset of meaningful pain relief after abdominoplasty occurred approximately 2 hours post-dose, we believe there is an opportunity to develop a treatment with a more appealing profile.

In our clinical trial, which was designed and conducted to be pivotal, treatment with high dose LTG-001 achieved meaningful pain relief at 52 minutes post-dose. The HB/APAP opioid comparator arm did not achieve meaningful pain relief until 83 minutes post-dose.

We believe the rapid onset of analgesia we have seen is due to the LTG-001’s rapid Tmax of 1 to 2 hours and rapid penetration in peripheral nerve tissue, the therapeutic site of action.

Opioid Sparing

Based on the results of the clinical trial, which was designed and conducted to be pivotal, we plan to pursue the development of LTG-001 to support a potential label that includes information regarding LTG-001’s higher proportion of opioid-free patients compared to placebo. Over half of participants in the high dose LTG-001 cohort were opioid-free during the abdominoplasty clinical trial. We believe this is due to magnitude of efficacy and onset of analgesia seen with LTG-001. We have designed our planned Phase 3 bunionectomy clinical trial to also include opioid sparing endpoints and, if positive, these data will provide further support for a potential opioid-free claim. Currently, only three pain management therapeutics (Exparel, approved 2011, Xaracoll, approved 2020, and Zynrelef, approved 2021) have an opioid-free claim in their labels, and all are local anesthetic treatments administered during surgery. If approved with such labeling, LTG-001 would be the first systemic analgesic to receive this claim. We believe LTG-001 has the potential to not only provide rapid and significant pain relief but may also reduce exposure to opioids and the risk of addiction that comes with their use.

General Safety

LTG-001 was generally well tolerated in clinical trials with a mostly lower incidence of AEs observed compared to HB/APAP, the opioid comparator, or placebo in the abdominoplasty trial. Further, since Nav1.8 is substantially expressed in peripheral nerve tissue and not in the brain or other tissue, its inhibition has not been associated with addiction or severe tolerability concerns. Our preclinical studies have shown that LTG-001 was more than 14,000-fold selective for Nav1.8 compared to the other Nav channels.

Lack of Drug-drug Interactions (DDI)

In initial clinical pharmacology trials and preclinical studies, LTG-001 has shown modest potential for DDI. Our preclinical studies have shown balanced clearance through kidney and hepatic routes which may limit the potential for DDIs. We believe these results could support broad use of the drug in different patient types across different prescribing settings, particularly for nonsurgical acute pain management in emergency rooms, urgent care centers, and primary care settings. Ease of prescribing also supports the use of LTG-001 in combination with other pain management therapeutics, potentially providing even more substantial pain relief for patients.

Preclinical Attributes of LTG-001, Results from Toxicology and Clinical Pharmacology Studies

LTG-001 has been shown to be highly selective for Nav1.8. Despite the similarities of the Nav family of proteins, preclinical studies have shown LTG-001 was more than 14,000-fold selective for Nav1.8 compared to the other eight channels in the Nav family. LTG-001’s distribution to the nerve and biodistribution to the nerve compartment further contributed to its efficacy. Our preclinical studies showed the Kp,uu nerve was 0.8, plasma free fraction of 22%, and that LTG-001 had a 42:1 nerve to brain ratio, indicating LTG-001 was efficiently distributed to its intended site of action in peripheral nerve tissue and did not substantially cross the blood brain barrier.

We evaluated the biodistribution and potency of LTG-001 and suzetrigine in separate pre-clinical models to predict the level of Nav1.8 target inhibition that was achieved in clinical trials.

LTG-001 was dosed orally in rats and Cynomolgus monkeys (NHPs), and the level of drug in both the nerve compartment and plasma were measured by mass spectrometry to determine a nerve to plasma ratio of 0.8. This ratio was applied to the LTG-001 plasma level in humans with 22% free fraction to obtain the predicted LTG-001 nerve level in humans of 1790 nM. The potency of LTG-001 on human Nav1.8 was measured by an electrophysiology assay designed to mimic the microenvironment of the nerve compartment. This produced a potency of 281 nM on human DRG neurons. Using these values, we estimate LTG-001 achieved around 86% inhibition of Nav1.8 in the nerve, the therapeutic site of action at the target dose.

A synthesized version of suzetrigine was dosed orally in rats and the level of drug in both the nerve compartment and plasma were measured by mass spectrometry to determine a nerve to plasma ratio of 0.66. This ratio was applied to the published suzetrigine plasma level in humans with 1% free fraction to obtain the predicted suzetrigine nerve level in humans of 18 nM for the parent and active metabolite combined. The potency of suzetrigine on human Nav1.8 was measured by an electrophysiology assay designed to mimic the microenvironment of the nerve compartment. This produced a potency of 10.2 nM on human DRG neurons on average for the parent and active metabolite. Using these values, we estimate suzetrigine and active metabolite achieved around 64% inhibition of Nav1.8 in the nerve, the therapeutic site of action at the target dose.

We believe distribution to the peripheral nerve tissue but not the brain supports the activity findings of LTG-001 in clinical trials and may reduce off target effects. Additionally, our preclinical studies conducted in rats and NHPs demonstrated that LTG-001 exhibited low clearance and high oral bioavailability.

In vitro, we saw that LTG-001 was not a potent reversible or time-dependent inhibitor of major cytochrome P450 (CYP) enzymes, nor was it a potent inhibitor of multiple transporters systemically, suggesting a low risk of clinically relevant DDIs. These results indicate a low risk for DDI at the therapeutic dose regimen of 450mg load/300mg every 12 hours. Further, in a clinical DDI trial with the strong inhibitor itraconazole, LTG-001 demonstrated a weak DDI, as evidenced by the < 2-fold increase in LTG-001 exposure. In this clinical trial, one patient who received both itraconazole and LTG-001 experienced a TEAE (mild in severity) related to itraconazole-associated alanine aminotransferase (ALT) and aspartate aminotransferase (AST) elevation, which led to withdrawal of the subject from further itraconazole administration. Following withdrawal, AE resolved without any intervention required.

In preclinical animal studies, LTG-001 was well-tolerated with no AEs observed up to 1,000mg/kg/day in rats and up to 300mg/kg/day in NHPs after once daily oral administration for both the 14-day and 28-day studies. The results from our preclinical NHP toxicology studies indicated an 11-fold safety margin at 28 days and a 5-fold safety margin at 13 weeks at the intended commercial dose of 450mg loading dose followed by 300mg every 12 hours.

Key Clinical Trial Results for LTG-001

Cold Pressor Phase 1 Clinical Trial of LTG-001

Clinical Trial Design

We conducted initial PD testing using the cold pressor human experimental pain model, a well-known and well-validated early-phase model for exploratory assessment of analgesic drug effect. Healthy volunteers immersed one hand into a bath of circulating cold water (1° ± 0.5 ° C) and were instructed to remove it only when their cold pain could no longer be tolerated. The time from immersion to hand removal was measured as PTT. For safety, the maximum time a participant could leave the hand immersed was 180 seconds.

Three dose levels of LTG-001 (600mg, 300mg and 100mg) were tested in a randomized, double-blind, placebo-controlled within-subject crossover design in 20 participants per dose level. A baseline PTT score was assessed for each subject, then PTT was assessed at 1, 2, 4, 8 and 12 hours after dosing of LTG-001 or placebo. Drug efficacy was measured by percent increase in PTT compared to baseline at each time point, and as an AUC-012.

Prior to testing LTG-001 in cold pressor, we conducted a method validation trial at the same site using a near-identical design in pregabalin 300mg compared to placebo. Pregabalin is a well-understood analgesic known to show analgesic effect in the cold pressor model and could therefore support the sensitivity of the experimental assay and provide a benchmark for analysis of LTG-001 efficacy.

The only difference between the method validation trial with pregabalin and the LTG-001 trial was the length of the washout period, which was 3 days for the pregabalin trial and 7 days for the LTG-001 trial. In the method validation trial, pregabalin 300mg showed significant effect compared to placebo (26% peak effect at 4 hours), validating the experimental assay.

Figure 4: Design of Phase 1 Cold Pressor Clinical Trial of LTG-001

Efficacy Results

LTG-001 demonstrated rapid onset and high efficacy as measured by PTT. Peak effects were observed at 2 hours post-dose for the 600mg and 300mg doses and at 8 hours for the 100mg dose. Peak efficacy was demonstrated by a 195%, 152%, and 77% PTT change from baseline compared to placebo for 600mg, 300mg and 100mg respectively, showing a clear dose response. All doses showed continued efficacy at 12 hours post-dose.

Figure 5: Percent Change from Baseline vs. Placebo of Mean PTT for LTG-001 in the Phase 1 CPT Clinical Trial and Pregabalin 300mg in the Method-Validation Trial

Following the commercial launch of suzetrigine, we conducted an additional cold pressor trial with commercially-available suzetrigine at 100mg, which is the label-specified loading dose. The purposes of the trial were to characterize an additional Nav1.8 inhibitor in the cold pressor model and to better understand the potential predictivity of cold pressor data on postoperative pain data by comparing suzetrigine in cold pressor to published suzetrigine data in abdominoplasty and bunionectomy.

Commercially-available suzetrigine showed significant efficacy in cold pressor, confirming the model’s sensitivity to the Nav1.8 drug class. Peak effect was 98% PTT change from baseline compared to placebo observed at 4 hours post-dose.

Figure 6: Percent Change from Baseline vs. Placebo of Mean PTT for suzetrigine in a Validation Trial of the CPT model

One limitation of the CPT trial design is the 180 second maximum for a participant to leave their hand submerged in cold water, which is required for participant safety. By restricting the time a participant can keep their hand submerged, the design limits the possible PTT percent change from baseline. We believe the design of this trial, including the time limit to prioritize participant safety, likely resulted in an under-measurement of the efficacy of LTG-001.

Safety

LTG-001 was generally well-tolerated at all dose levels. Overall, the safety profile in the CPT part of the Phase 1 trial was consistent with that observed in the other parts of the trial and revealed no new safety signals.

Abdominoplasty Clinical Trial of LTG-001

We conducted a randomized, double-blind, placebo- and comparator-controlled dose-ranging clinical trial of LTG-001 in four U.S. sites as a treatment for pain for 48 hours after abdominoplasty. The clinical trial was designed and conducted to be pivotal. Abdominoplasty is considered a pivotal model and the trial was designed to potentially serve as one of two registrational studies.

The trial enrolled 343 participants who reported moderate or severe pain after surgery. The patients were randomized 1:1:1:1 to receive high dose LTG-001 (450mg loading dose followed by 300mg every 12 hours), low dose LTG-001 (300mg loading dose followed by 150mg every 12 hours), HB/APAP (5mg hydrocodone and 325mg acetaminophen every 6 hours), the opioid comparator, or placebo. The active HB/APAP opioid comparator arm was the same as that which has been used in previous studies of suzetrigine and provides a comparison to a standard-of-care opioid drug typically used to treat acute pain. Opioid rescue medication (oxycodone 5mg) was permitted per the protocol. Participants stayed in-clinic for 48 hours postoperatively and their pain was assessed on a 0-10 scale at prespecified time points. After the 48-hours in-clinic, there was a 14-day safety follow-up period.

The primary endpoint of the clinical trial was SPID48, which calculates the total pain reduction over time by summing the differences between a patient’s pain level at various time points and their initial baseline pain. Higher scores indicate better pain relief. Onset of meaningful pain relief, defined as time to a 2-point reduction in the 0-10 NPRS, was a secondary endpoint. Additional endpoints include total opioid rescue medication consumption for 0 to 48 hours, proportion of participants requiring no opioid rescue medication over 48 hours, time to meaningful pain relief and incidence of nausea and vomiting.

Figure 7: Design for Dose-Ranging Efficacy Trial in Abdominoplasty

Efficacy Results

Primary Endpoint: SPID48

The trial achieved the primary endpoint of SPID48 with high close LTG-001 achieving statistically significant pain reduction compared to placebo. Participants receiving high dose LTG-001 achieved a 62.1 point improvement in pain compared to placebo with a standardized effect size of 0.74. Low dose

LTG-001 and HB/APAP, the opioid comparator, also separated from placebo with statistical significance. Participants receiving low dose LTG-001 achieved a 37.8 point improvement in pain compared to placebo and participants receiving HB/APAP, the opioid comparator, achieved a 40.9 point improvement in pain compared to placebo.

Figure 8: Results of Primary Endpoint — SPID48 after Abdominoplasty for High Dose and Other Arms

Secondary Endpoints

Onset of meaningful pain relief was rapid for both high dose and low dose LTG-001. High dose LTG-001 achieved a 2-point NPRS reduction at 52 minutes and low dose LTG-001 achieved a 2-point reduction at 60 minutes. The HB/APAP opioid comparator arm achieved a 2-point reduction at 83 minutes and the placebo arm achieved a 2-point reduction at 88 minutes.

Figure 9: Time to 2-point Reduction in NPRS after Abdominoplasty

Per the protocol, use of opioid rescue medication, oxycodone 5mg every 6 hours, was permitted to assess the effect of LTG-001 on reducing opioid intake. Both dose levels of LTG-001 demonstrated opioid sparing, and a statistically significant greater percentage of patients on LTG-001 required no opioid compared to placebo. In total amount of rescue opioid consumed, high dose LTG-001 showed statistically significant less opioid use compared to placebo.

The percentage of patients experiencing nausea or vomiting was included as a prespecified trial endpoint to assess the clinical benefit of opioid sparing. Nausea and vomiting are common opioid-related AEs. Both dose levels of LTG-001 showed lower incidence of nausea or vomiting compared to placebo.

Figure 10: Results of Opioid Sparing-Related Secondary Endpoints

* Morphine Milligram Equivalent

Safety

LTG-001 was generally well-tolerated, and overall AE levels were below those observed in the placebo arm. AEs were mostly mild to moderate. No AEs were meaningfully more common in any LTG-001 arm compared to placebo except pyrexia and presyncope, which were mild to moderate. Six cases (7% of participants) of pyrexia in the LTG-001 high dose cohort were reported, and five of the six cases were deemed unrelated to treatment by the trial investigator. Five cases (5.8% of participants) of presyncope in the LTG-001 high dose cohort were reported, and all cases were deemed unrelated to treatment by the trial investigator. No new safety signals for LTG-001 were identified.

Figure 11: Summary of AEs in Our Abdominoplasty Clinical Trial

*	Note. 3% threshold represents occurrence in >2 patients

Other Clinical Trials for LTG-001: Phase 1 SAD / MAD and Phase 2 Dental Pain

Phase 1: Single Ascending and Multiple Ascending Dose Clinical Trial

Trial Design

We conducted a Phase 1 clinical trial in New Zealand that included five SAD cohorts, four MAD cohorts and two additional cohorts to evaluate food effect and bioavailability. A total of 88 participants were enrolled in the Phase 1 trial, including 70 participants given LTG-001 and 18 participants given placebo.

Figure 12: Trial Design for the SAD and MAD Phase 1 Clinical Trial

Pharmacokinetics

We ran a preliminary food effect trial. We assessed the absorption profile of a single dose of LTG-001 (75mg) in healthy volunteers in fed and fasted states to determine if there was a food effect. Preliminary analysis showed that following a high-fat breakfast, the Tmax of LTG-001 was delayed and the Cmax decreased compared to participants who had fasted, but the AUC∞ was similar in both states. We plan to run definitive food effect studies.

We also investigated the PK profile of LTG-001 in the SAD and MAD portions of our clinical trial. The results showed that LTG-001 was rapidly absorbed and that the PK parameters were dose proportional following single dose administration. Increases in exposure for multiple dose were slightly less than dose proportional. The Tmax was achieved within 1 to 2 hours of dosing, aligning with both the rapid absorption observed and the fact that LTG-001 is an active compound that does not require metabolism to be activated.

Importantly, the results demonstrated that at the 300mg every 12 hours dose, LTG-001 achieved plasma concentrations corresponding to approximately 90% inhibition of Nav1.8, our target level of inhibition. Because rapid pain relief is a key unmet need for patients experiencing acute pain, we further explored the dosing regimen to determine how quickly 90% inhibition could be achieved. When participants were given a loading dose of 450mg, plasma concentrations sufficient for 90% inhibition of Nav1.8 were achieved within 30 minutes of dose administration.

Safety

LTG-001 was well tolerated in the Phase 1 clinical trial across the SAD, MAD, relative bioavailability (RB) and food-effect (FE) portions of the trial, including up to 10 days of once-daily dosing at 600mg in the MAD portion. Across all trial parts, TEAEs were mild or moderate in severity with no serious AEs reported. One participant discontinued trial participation due to a TEAE that was deemed unrelated to LTG-001 (tooth abscess). The incidence of AEs did not increase with increasing doses in either the SAD or MAD portions of the trial.

Phase 2 Clinical Trial of LTG-001 in Dental Pain

Clinical Trial Design

We conducted a Phase 2 dose ranging clinical trial assessing LTG-001 in a proof-of-concept surgical model. The clinical trial was a single-center, randomized, double-blind, placebo-controlled trial in patients with moderate to severe pain after dental surgery.

The trial enrolled 250 participants at a single site who underwent dental surgery to extract 2 or more third molars, or wisdom teeth, while under general anesthesia. In Part 1 of the trial, 70 patients were randomized 1:1:1:1 to receive a single dose of one of 600mg, 300mg or 150mg of LTG-001 or placebo. In Part 2 of the trial, 180 patients were randomized 1:1:1:1 to receive a single dose of one of 600mg or 300mg of LTG-001, 100mg of commercially-available suzetrigine or placebo.

Clinical Trial Results

In both Part 1 and Part 2, no active treatment separated from placebo with statistical significance. In Part 2, LTG-001 300mg was superior to the commercially-available suzetrigine 100mg (p=0.026).

Safety

LTG-001 was generally well-tolerated. No AE was meaningfully more common in any active arm than in placebo, except paresthesia (four instances for LTG-001 600mg). One patient who received LTG-001 150mg experienced two serious AEs (muscle spasm and autonomic nervous system imbalance) that led to trial discontinuation and resolved with standard of care. One participant in the LTG-001 600mg group experienced a transient Grade 3 elevation in ALT and AST with a mild increase in total bilirubin that did not meet Hy’s law criteria.

Additional Formulations: LTG-001 IV Formulation

In addition to developing LTG-001 as an oral twice-daily therapy, we are also developing LTG-001 as a potential IV therapy to enable the transition from the postoperative period to patient discharge in hospital settings. We have initiated bioavailability studies for the LTG-001 IV formulation.

Future Development Plans for LTG-001

We plan to initiate a placebo-controlled Phase 3 trial, in participants undergoing bunionectomy, and an open-label Phase 3 safety trial, in     , with results expected in    .

We anticipate submitting a New Drug Application (NDA) seeking FDA approval of LTG-001 pending successful outcomes in the bunionectomy Phase 3 trial and the safety trial.

LTG-321: A Potential Nav1.8 Inhibitor for the Treatment of Chronic Pain

LTG-321 is an orally bioavailable small molecule that selectively and potently inhibits Nav1.8. Our initial focus for the development of LTG-321 is in chronic musculoskeletal pain, with a proof-of-concept Phase 2 trial planned in OA of the knee.

While both are Nav1.8 inhibitors, LTG-321 is structurally distinct from LTG-001. The IC50 for LTG-321 observed in preclinical studies (2.5 nM) demonstrated higher potency than LTG-001 and may allow for a lower effective dose and once-daily dosing, which we believe are important characteristics for chronic use. LTG-321 has been well tolerated in clinical trials to date. Because LTG-321 is a non-opioid pain medication that does not act centrally, we believe it does not carry a risk of dependency.

Preclinical Attributes of LTG-321 and Toxicology Results

LTG-321 has been shown to be highly selective for Nav1.8. Preclinical studies have shown LTG-321 was 11,000-fold selective of Nav1.8 compared to the other eight channels in the Nav family. During our discovery and characterization of LTG-321, we found the half maximal inhibitory concentration (IC50) was 2.5 nM. We believe LTG-321’s observed distribution to the nerve and penetration into the nerve compartment further contributed to its efficacy. Our preclinical studies showed the Kp,uu nerve was 1.25 and that LTG-321 had over a 132:1 nerve to brain ratio, indicating LTG-321 was efficiently distributed to its intended site of action in peripheral nerve tissue and did not substantially cross the blood brain barrier.

We believe distribution to the peripheral nerve but not the brain may support the activity of LTG-321 and potentially reduce off target effects. Additionally, our preclinical studies conducted in rats and NHPs demonstrated that LTG-321 exhibited high oral bioavailability. Our preclinical studies in dogs and NHPs demonstrated that LTG-321 exhibited low clearance.

Phase 1 Clinical Trial Preliminary Data

CPT

As an extension of our ongoing Phase 1 SAD/MAD clinical trial, we conducted a randomized, double-blind, placebo-controlled within-subject crossover CPT to evaluate the PD effects of LTG-321. The design of the trial was identical to the design used for LTG-001 cold pressor, with the addition of a 24-hour time point for LTG-321. We evaluated two dose levels, 270mg and 90mg, in 20 participants. PTT was assessed at baseline and again at 1, 2, 4, 8, 12 and 24 hours after dosing with LTG-321 or placebo. Efficacy was measured by increase in PTT compared to baseline at each time point, and as an AUC0-12.

Preliminary analysis as of March 13, 2026 showed that LTG-321 achieved high efficacy as measured by change in PTT compared to placebo at both dose levels. Peak effects were observed at 4 hours post-dose for 270mg and at 2 hours post-dose for 90mg. Peak efficacy was 181% and 127% PTT change from baseline compared to placebo for 270mg and 90mg, respectively, demonstrating a clear dose response. Further, both doses showed continued activity out to the 24-hour post-dose assessment.

Figure 13: Cold Pressor Mean PTT % Change from Baseline vs. Placebo

SAD/MAD

As of March 2026, a randomized, double-blind, placebo-controlled Phase 1 clinical trial of LTG-321 in healthy volunteers is currently ongoing. The trial has completed enrollment of four SAD cohorts and four MAD cohorts to evaluate the safety, tolerability, PK and PD of LTG-321 in healthy volunteers.

•	SAD doses: 10mg, 30mg, 90mg and 270mg.

•	MAD doses: 30mg, 90mg,150mg and 270mg once daily for 14 days.

As of March 2026, preliminary results from the ongoing Phase 1 trial showed that LTG-321 exhibited dose-proportional exposure across all doses tested. Across all dose levels, dose proportional increases in AUC and Cmax (SD and MD) were observed with low to moderate low to moderate variability for Cmax and AUC (17-45%), median time to maximum concentration or Tmax (~ 2 to 3.5 hours) and a median half-life of 8-10 hours.

We have demonstrated that steady-state exposure (measured by Cmax and AUC over 24 hours) after repeat once-daily dosing with 150mg is comparable to exposure after a single dose of 270mg from the CPT cohort. Therefore, 150mg is the dose that is planned to be explored in the Phase 2 OA proof-of-concept trial. In the 150mg MAD cohort, absorption was observed at 1 to 3 hours post-dose, with low to moderate variability of Cmax and AUC of approximately 35% and a half-life of approximately 9 hours.

Figure 14: LTG-321 Cmax and AUC (0-24) for 270mg CPT and 150mg Multiple Ascending Dose Cohort

LTG-321 Dose / Cohort	Cmax (ng/mL)	AUC0-24 (h*ng/mL)
270mg CPT	1050	12400
150mg MAD Day 14	1330	14100

Safety

In the ongoing Phase 1 randomized, double-blind, placebo-controlled first-in-human trial, enrollment has been completed for single doses of LTG-321 (10–270mg), multiple once-daily doses for

14 days (30–270mg), and the PD (CPT) cohorts testing single doses of 90mg and 270mg compared to placebo. Based on available data as of March 13, 2026, LTG-321 has been well tolerated in healthy participants. TEAEs were infrequent and mild or moderate, with no severe TEAEs, serious AEs, or deaths reported.

Clinical Development of LTG-321

We intend to investigate LTG-321 as a treatment for chronic pain, and plan to initiate a Phase 2 trial of LTG-321 in OA of the knee. Among chronic pain clinical trial models, OA is typically the fastest to recruit, and we believe the best model for separating active drug from placebo. This is both due to the model’s sensitivity and its status as the most common chronic pain model (research sites are better trained and experienced in OA). The planned Phase 2 trial will be a randomized, double-blind, placebo-controlled within-subject crossover trial in approximately 120 patients with OA of the knee. Each patient will receive two weeks of treatment followed by a two-week analgesic washout and then cross over to a second two-week treatment period. Patients who receive LTG-321 in the first period will receive placebo in the second period, and vice versa. The primary endpoint is change in WOMAC pain subscale from baseline to two weeks. Secondary endpoints include change in weekly mean average and worst pain score, change in WOMAC physical function subscale, change in participant assessment of pain score during StEPP (stair stepping task), change in WOMAC stiffness subscale, Patient Global Assessment (PGA) of trial drug, proportion of participants with favorable PGA of trial drug and total rescue medication use for target knee during each treatment period. Patients will be eligible for acetaminophen also known as paracetamol (500mg every 4 to 6 hours up to a maximum of 3,000mg per day) as rescue medication. We plan to initiate this trial in    , and expect to report topline data in    . If positive, this trial is expected to provide proof-of-concept for LTG-321 in chronic musculoskeletal pain.

Figure 15: Phase 2 Trial Design of LTG-321 in OA of the Knee

Additional Opportunities

Serial Innovation to Discover New Candidates and Expand Our Early-Stage Pipeline

Leveraging our experience in pain research and development, we have continued to innovate and improve our discovery capabilities in the next-generation development of Nav1.8 ion channel inhibitors and other ion channel modulators.

Our earlier stage Nav1.8 pipeline consists of next-generation Nav1.8 inhibitor molecules, which may provide effective pain management medicines at a lower dose than other Nav1.8 inhibitors. We believe a lower dose with next-generation Nav1.8 medicines may enable additional opportunities for other formulations and routes of administration including gels, patches, eye drops, inhalers and injectables, expanding our reach within the pain market and offering patients therapeutic options beyond oral and IV delivery. We anticipate selecting our next Nav1.8 development candidate in     . We are also in discovery of additional ion channel modulators involved in peripheral transmission of pain that represent potential complementary mechanisms of action to Nav1.8 inhibition for additional pain relief, including in other pain etiologies like neuropathic pain.

Commercial

There remains substantial unmet need in acute pain as demonstrated by high off-label use and continued reliance on opioids. Medicines such as gabapentin and duloxetine are frequently used off-label and approximately 68% of patients with acute pain are still prescribed opioids, despite known risks associated with their use. High reliance on opioids has contributed to significant societal and economic costs, including substantial direct medical and law enforcement expenditures estimated by the White House in 2025 to be approximately $170 billion in 2023. Therapies that can safely and effectively reduce opioid use may offer the potential to alleviate a portion of this burden and generate multibillion-dollar savings.

Our Go-To-Market Strategy

Our planned go-to-market strategy for acute pain will be built around three integrated pillars: market access, engagement with public policy and advocacy groups, and a targeted yet appropriately scaled salesforce. Given the importance of payor coverage and institutional access in acute pain, we intend to place significant emphasis on early and sustained engagement with payors, integrated delivery networks and large institutional customers, including health systems and government-affiliated providers.

In parallel, we plan to engage with public policy stakeholders and patient advocacy organizations to support broader awareness of non-opioid approaches to pain management and to participate in discussions related to evolving federal and state initiatives aimed at reducing opioid use. In addition, changes in clinical treatment guidelines could further enable access to non-opioid therapies. We believe that thoughtful engagement in the policy environment may help support adoption by aligning clinical practice, reimbursement considerations and public health priorities.

Complementing market access and policy efforts, our commercial strategy includes deployment of a targeted but appropriately scaled sales force focused on high-value prescriber segments within acute pain. Field efforts are expected to prioritize orthopedic surgeons, pain specialists and other surgical specialties that account for a significant share of acute pain prescribing, while maintaining sufficient breadth to address the promotionally sensitive nature of the market. We believe that aligning salesforce deployment with payor engagement and policy considerations is important to support efficient execution and sustainable growth.

Acute Pain: Key Call Points

Our sales force will be expected to focus on physician specialties characterized by high volumes of patients experiencing moderate to severe acute pain. We have identified two primary market segments: post-surgical acute pain and nonsurgical acute pain.

Post-surgical acute musculoskeletal pain is a significant opportunity, with an estimated 27 million relevant procedures across key surgical specialties based on 2024 market data. This segment consists of:

•	Orthopedic Surgery: approximately 20,000 physicians and 9 million procedures. Considered to be a primary call point due to the high volume and acuity of postoperative pain in their patient population

•	Plastic Surgery: approximately 7,500 physicians and 2 million procedures (excluding skin lesion procedures)

•	General Surgery: approximately 26,500 physicians and 6 million procedures

•	ENT: approximately 10,000 physicians and 3 million procedures

•	Obstetrics and Gynecology: approximately 44,000 physicians and 7 million procedures

The nonsurgical acute pain market is driven by emergency room, primary care and specialist care settings. This includes an estimated 40 million annual emergency room and urgent care visits for pain based on 2022 market data, as well as 11 million episodes of acute flares of chronic pain. We have identified the approximately 7,000 pain specialists who manage these acute flares as a key, high-value call point. While primary care and emergency medicine physicians (approximately 124,000 and approximately 50,000, respectively) treat a high volume of acute pain, we believe pain specialists represent a more concentrated and attractive initial target.

In addition to oral dosing, LTG-001 is being developed as a potential IV formulation to support use in hospital settings and enable a seamless transition from inpatient postoperative pain management to outpatient care. Published studies have highlighted that structured transitions from IV to oral analgesic therapy are an important component of postoperative pain management, helping maintain pain control during the early recovery period while facilitating discharge planning and continuity of care as patients move out of the hospital setting. Consistent with its proposed use in postoperative settings, if approved, we expect the IV formulation of LTG-001 to be supported by similar call points as oral LTG-001, including surgical specialists managing acute postoperative pain. An IV-to-oral strategy may therefore support more consistent pain management across care settings, particularly in the immediate postoperative period when oral therapy alone may be insufficient or impractical.

Chronic Musculoskeletal Pain: Our Focus

Our commercial focus will be on the estimated 24 million patients in the United States who are treated for chronic musculoskeletal pain, primarily patients suffering from OA and CLBP.

To reach these patients, our plan will be to target the health care providers (HCPs) who most frequently manage their care. While primary care physicians (PCPs) represent the frontline of diagnosis, our initial commercial efforts will concentrate on specialist groups who either prescribe pain management therapies or are part of the care team for managing these patients, including high-volume pain therapy prescribing PCPs, pain specialists and orthopedic surgeons. There is high overlap in these high-volume PCP and specialist call points with the primary targets of acute pain management.

Market Research Shows Opportunity for Significant Market Share

We conducted a survey in July 2025 of 191 HCPs across five specialties (anesthesiology, surgery, pain management, emergency medicine and internal medicine), which play a key role in pain management to understand the considerations in choosing a pain treatment and to assess the preferred attributes of a Nav1.8 inhibitor by physicians.

The most important attributes when choosing a medication were strength of pain relief, safety/tolerability profile, duration of relief and speed of onset. These HCPs responded that 58% of their patients receive opioids to manage their acute pain, despite the known drawbacks of the treatment, including nearly 60% of HCPs stating that the risk of addiction or misuse with opioids is a top challenge for managing acute pain.

Furthermore, we assessed physician awareness and preference for Nav1.8 inhibitors for the treatment of acute pain. We included blinded target product profiles of LTG-001 in relation to approved Nav1.8 inhibitors. The blinded target product profile for LTG-001 that was shown was a placebo-subtracted SPID48 of 36 to 57 and onset of 1 hour. This target product profile was estimated prior to the results from the abdominoplasty trial. The clinical trial was designed and conducted to be pivotal. For the other Nav1.8 inhibitor the blinded target product profile was based off suzetrigine’s label with a placebo-subtracted SPID48 of 29 to 48 and onset of 2 to 4 hours. 77% of the HCPs surveyed preferred LTG-001’s product profile tested which included a higher SPID48 score and faster onset. 11% of the HCPs surveyed preferred the approved Nav1.8 suzetrigine and the rest had no preference. The HCPs surveyed anticipate that 51% of their patients are appropriate for treatment with a Nav1.8 inhibitor and expect to prescribe the class of inhibitors to approximately 32% of their patients. Further, our market research indicated that faster onset of pain relief was the most significant factor driving the preference in selecting a Nav1.8 with a different profile compared to the currently approved product.

Figure 16: Factors Driving HCP Preference for a Nav1.8 Inhibitor with Blinded Target Product Profile shown for LTG-001

These market research findings suggest that a Nav1.8 inhibitor with a clinical profile that demonstrates rapid onset of pain relief and favorable safety and tolerability, could meaningfully influence physician prescribing behavior in both acute and chronic pain. We believe the data from LTG-001 clinical trials support these desired attributes, which could create meaningful HCP and patient demand.

Competition

Today’s treatment paradigm for musculoskeletal pain consists of over-the-counter analgesics for mild to moderate symptoms, while moderate to severe pain is treated through a combination of opioids, NSAIDs, long-acting local anesthetics (for postoperative pain), acetaminophen, and recently approved selective Nav1.8 inhibitor suzetrigine. In moderate to severe pain, opioids have historically been heavily relied on due to their strong analgesic effect, which has set the standard reference for efficacy. However, in recent decades, opioids’ safety and addiction liabilities have led to a desire for alternatives among prescribers. Commonly used opioids include morphine, oxycodone (e.g. under brand names OxyContin, Percocet), hydrocodone/acetaminophen (e.g. Vicodin) and tramadol (e.g. Ultram).

In addition to opioids, NSAIDs are also used in mono- and multi-modal regimens to manage pain, including products such as ibuprofen (e.g. Motrin), naproxen, diclofenac (e.g. Zorvolex, Zipsor, Voltaren), celecoxib (e.g. Celebrex) and IV meloxicam (e.g. Anjeso). However, NSAID therapy, although effective for some patients, generally provides only small to moderate reductions in pain intensity when compared with placebo.

The efficacy of existing pain treatments varies both in terms of pain reduction (commonly measured as SPID48) and speed of onset. In prior pivotal abdominoplasty trials conducted by the respective pain treatment manufacturers, reported SPID48 separation from placebo ranged from 29.5 for NSAID IV meloxicam, 37.8 to 48.4 for Nav1.8 inhibitor suzetrigine and 40.9 to 41.7 for commonly used opioid combination HB/APAP (commonly known as Vicodin), and was 57.5 for opioid IV morphine of 4mg. SPID24 separation from placebo for opioid IV morphine of 4mg loading dose followed by on demand dose of 1mg was 28.1 in abdominoplasty. SPID48 treatment effect versus placebo for IV tramadol (an opioid not yet FDA approved) was 59.7 in abdominoplasty.

The time to pain relief can be measured in multiple ways and based on the respective FDA-approved labels is 60 minutes for Celebrex (celecoxib), less than 1 hour for Ultracet (tramadol/acetaminophen) and Zipsor (diclofenac), and 119 to 240 minutes for Journavx (suzetrigine).

While we are primarily focused on addressing the significant demand for non-opioid musculoskeletal pain alternatives, we may in the future pursue development of our portfolio in neuropathic pain. If we pursue neuropathic pain, we could compete directly with established generic adjunctive analgesic therapies, notably: anticonvulsants such as pregabalin (e.g. Lyrica) or gabapentin (e.g. Neurontin) for neuropathic pain and fibromyalgia; antidepressants, such as duloxetine (e.g. Cymbalta) and amitriptyline (e.g. Elavil), for conditions such as diabetic peripheral neuropathy, fibromyalgia and chronic musculoskeletal pain.

In addition to approved pain treatments, we are aware of several companies developing drug candidates for acute and chronic pain across multiple modalities. In Nav1.8 specifically, Vertex Pharmaceuticals Incorporated, Eli Lilly and Company (through its acquisition of SiteOne Therapeutics, Inc. in May 2025), Grünenthal GmbH and Merck Sharp & Dohme LLC have the most notable and advanced drug candidates in various stages and pain indications. Beyond the Nav1.8 class, the competitive landscape is expanding into novel targets, including Nav1.7 inhibitors (e.g., Xenon Pharmaceuticals’ XEN1701) and Kv7 potassium channel activators (e.g., Biohaven’s BHV-7000 and Xenon Pharmaceuticals’ XEN1120).

The biotechnology and biopharmaceutical industries are characterized by continuing technological advancement and significant competition. While we believe that our programs, technology, development experience and scientific knowledge provide us with competitive advantages, we face competition from major pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions, among others. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. Many of our current or future competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industry may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites, and patient enrollment for clinical trials as well as in acquiring technologies complementary to, or necessary for, our programs.

Key competitive factors affecting the success of all our product candidates that we develop, if approved, are likely to be efficacy, safety, convenience, presentation, price, the level of generic competition and the availability of reimbursement from government and other third-party payors. Our competitors may also obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

Intellectual Property

We strive to protect the proprietary technology, inventions and improvements that are commercially important to our business, including seeking, maintaining, enforcing, and defending patent rights, whether developed internally or in-licensed from third parties. We also rely, in part, on trade secrets and know-how relating to our proprietary technology, product candidates, continuing innovation and in-licensing opportunities to develop, strengthen and maintain our proprietary position in the field of non-opioid pain medicines; however, trade secrets are difficult to protect and provide us with only limited protection. In addition, we plan to rely on data exclusivity, market exclusivity and patent term extensions or adjustments when available. We also plan to rely on trademark protection for our brand in the U.S. and other jurisdictions where available.

Our commercial success will depend in part on our ability to obtain and maintain patent, trademark and other proprietary protection for our technology, inventions and improvements; to preserve the confidentiality of our trade secrets and defend and enforce our proprietary rights, including any patents that we may own or in-license in the future; and to operate without infringing the valid and enforceable patents, trademarks and other proprietary rights of third parties. Intellectual property rights may not address all potential threats to our competitive advantage.

We intend, or understand that our licensors intend, to pursue, in the normal course of business and when possible, patent protection covering compositions, methods of use, methods of manufacture, dosing and formulations of our lead development candidate, or any other product candidates, and other intellectual property rights. We or our licensors also may pursue patent protection with respect to manufacturing and drug development processes and technologies. Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies. We or our licensors may not be able to obtain patent protection for our compositions, methods of use, dosing and formulations, manufacturing and drug development processes and technologies throughout the world. Issued patents can provide protection for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance and the legal term of patents in the countries in which they are obtained.

In general, patents issued for applications filed in the United States can provide exclusionary rights for 20 years from the earliest filing date of the nonprovisional application or international application (PCT) to which priority is claimed. In addition, in certain instances, the term of an issued U.S. patent that is directed to or claims an FDA-approved product can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review process, which is called “patent term extension” or “PTE”. Further, the term of an issued U.S. patent may be adjusted if the issuance of an original patent is delayed due to the failure of the U.S. Patent and Trademark Office (USPTO) to meet certain timelines during the prosecution of such patent, or if a patent is terminally disclaimed over a patent with an earlier expiration date, which is called “patent term adjustment” or “PTA”.

The restoration period for patents extended under PTE cannot be longer than five years and the total patent term, including the restoration period, must not exceed 14 years following the date of product approval by the FDA. Additionally, only one patent applicable to an FDA-approved product may be extended and only those patents with claims covering the approved product, a method for using it, or a method for manufacturing it may be extended. Furthermore, PTE only applies to the first approved use of the product, and therefore, no extension is available if a product is approved for a subsequent use. Moreover, a patent can only be extended once, and thus, if a single patent is applicable to multiple products, it can only be extended based on one product. Similar provisions are available in Europe and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug. The term of patents outside of the U.S. varies in accordance with the laws of the jurisdiction, but typically is also 20 years from the earliest date of filing for corresponding national phase application and/or PCT filing date plus any extensions of term that may be available under national law. The actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country, and the validity and enforceability of the patent. The exclusionary period afforded by patents may be inadequate to protect our competitive position on our products for an adequate amount of time.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the scope of claims allowable in patents in the field of biopharmaceuticals has emerged in the United States. The relevant patent laws and their interpretation outside of the United States are also uncertain. Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our technology or product candidates and could affect the value of such intellectual property or narrow the scope of our future owned and in-licensed patents. In particular, our ability to stop third parties from making, using, selling, offering to sell or importing products that infringe our intellectual property will depend in part on our success in obtaining and enforcing patent claims that cover our technology, inventions, and improvements. We cannot guarantee that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications we or our licensors may file in the future, nor can we be sure that any patents that may be granted to us or our licensors in the future will be commercially useful in protecting our products, the methods of use, or the methods of manufacture of those products.

Moreover, even our issued patents do not guarantee us the right to practice our technology in relation to the commercialization of our products. Patent and other intellectual property rights in the pharmaceutical and biotechnology space are evolving and involve many risks and uncertainties. For example, third parties may have blocking patents that could be used to prevent us from commercializing our product candidates and practicing our proprietary technology, and our issued patents may be challenged, invalidated, deemed unenforceable or circumvented, which could limit our ability to stop competitors from marketing related products or could limit the term of patent protection that otherwise may exist for our product candidates.

In addition, the scope of the rights granted under any issued patents may not provide us with protection or competitive advantages against competitors with similar technology. Our competitors may independently develop similar technologies that are outside the scope of the rights granted under any issued patents. For these reasons, we may face competition with respect to our lead development candidate, or any other product candidates. Moreover, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any particular product candidate can be commercialized, any patent directed to such product may expire or remain in force for only a short period following commercialization, thereby reducing the commercial advantage the patent provides.

Our success depends in significant part on our ability and the ability of our licensors, or future licensors, licensees, or collaborators to obtain, maintain, enforce and defend patents, trademarks and other intellectual property rights with respect to our lead development candidate, or any product candidates we may develop and our technology and to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights of others.

As of March 18, 2026, we own three pending U.S. nonprovisional patent applications, four pending U.S. provisional applications, three PCT applications, and at least thirty-five ex-U.S. patent applications. The patent applications we own cover the composition of matter of our product candidates, and/or methods of using our product candidates. The patents that may be issued from these pending patent applications are expected to expire from 2043 to 2047, excluding any PTA that might be available following the grant of the patent and any PTE that might be available following the grant of marketing authorizations.

We can provide no assurance that any of these current patent applications or future patent applications will result in issued patents or that any issued patents will provide us with any competitive advantage. Failure to obtain issued patents could have a material adverse effect on our ability to develop and commercialize our lead development candidate, or any product candidates we may develop. Furthermore, the patents we currently own, possibly in-license in the future, or patents that issue from our owned patent applications, if any, may be successfully challenged, invalidated or circumvented by third parties so that our present or future patent rights do not create an effective competitive barrier or revenue source.

We currently hold one U.S. trademark registration. We may seek additional trademark registrations in the United States and in foreign jurisdictions as we deem appropriate. There can be no assurance that any pending or future trademark applications will result in registrations, or that any registered trademarks will provide us with a competitive advantage or will not be challenged, cancelled or circumvented by third parties.

In-licensed Patents and Patent Applications

We exclusively in-licensed from Lieber Institute two issued U.S. patents, one pending U.S. nonprovisional application, and at least twelve foreign patents and/or patent applications. We also co-own one pending U.S. nonprovisional patent application and at least nineteen ex-U.S. patent applications with Lieber Institute, and Lieber’s rights in this jointly owned filing are exclusively licensed to us under our existing license agreement. Each of the co-owned and exclusively in-licensed patents and applications from Lieber Institute relate to Nav1.8 inhibitors, including its composition-of-matter, uses, or its derivatives and uses thereof.

The issued patents, or patent that may be issued from the pending patent applications that we co-own or exclusively in-licenses from Lieber Institute are expected to expire from 2039 to 2042, excluding any PTA that might be available following the grant of the patent and any PTE that might be available following the grant of marketing authorizations.

However, there can be no assurance that any of the pending patent applications will issue. Furthermore, there can be no assurance that we will benefit from any PTE or favorable adjustments to the term of any of the issued patents or patents that may issue from any pending patent applications in the future. The applicable authorities, including the FDA in the United States and the U.S. Patent and Trademark Office (USPTO), may not agree with our assessment of whether such PTE should be granted or PTAs are warranted, and, if applicable, the extension or adjustment may be more limited than we request.

Trade Secrets and Other Protections

In addition to the protection afforded by patents, we may rely on trade secrets to protect certain proprietary know-how, including non-patentable inventions and processes, or innovations difficult to enforce via patents or that we elect not to patent, and any other elements of our discovery and development processes that involve proprietary know-how, information, or technology that is not covered by patents. We also protect proprietary information through non-disclosure and confidentiality agreements with parties who have access to proprietary information, such as our employees, consultants, advisors, contractors, collaborators, CROs, contract manufacturers, and advisors. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants that grant us ownership of technologies that are developed by them through a relationship. Despite these efforts, any of these parties may breach the agreements, and we may not be able to obtain adequate remedies for such breaches. Trade secrets may also become known or be independently discovered by competitors.

Where employees, contractors, partners and consultants use third-party intellectual property in their work for us, disputes may arise over ownership of resulting know-how and inventions.

We also maintain physical and cybersecurity measures to protect data and trade secrets.

Infringement of Third-Party Proprietary Rights

Our commercial success also depends, in part, on our ability to develop, manufacture, market, and sell our product candidates and use our proprietary technologies without infringing, misappropriating, or otherwise violating the intellectual property and proprietary rights of third parties. If we are found to infringe, misappropriate, or otherwise violate a third party’s intellectual property rights, we may be forced to cease developing, manufacturing, or commercializing the infringing technology or product candidate, redesign the technology or product candidate in a non-infringing manner, or obtain a license from such third party, if available. Even if obtainable, licenses may be non-exclusive, enabling competitor access to the same technologies licensed to us. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees, for willful infringement. Patent litigation could be costly, disruptive, and materially affect our business. For more information regarding these risks, see the section titled “Risk Factors—Risks Related to Intellectual Property.”

License Agreement with Lieber Institute

In July 2020, we entered into a license agreement with Lieber Institute, Inc. (d/b/a Lieber Institute for Brain Development) (LIBD), which was subsequently amended in August 2020 and January 2022. Pursuant to the license agreement, LIBD granted us a worldwide, exclusive, sub-licensable and royalty-bearing license, under certain patent and other intellectual property rights owned or controlled by LIBD, including patents claiming compounds for inhibiting Nav1.8, to make, use, sell, offer to sell, import, research, develop, and commercialize products that contain any compound that is disclosed or claimed in any of the licensed patents or is developed by LIBD and is directed to or interacting with

Nav1.8, provided that such products are claimed by the licensed patents (Licensed Products) for any and all uses and applications, including all diagnostic, prophylactic and therapeutic uses. We have the right, subject to certain time limitations, to elect to expand our exclusive license to include LIBD’s patents and other intellectual property rights for new compounds discovered by LIBD that were not disclosed or claimed in the licensed patents as of July 2020 and that target or interact with Nav1.8. Pursuant to the terms of the license agreement, we must use commercially reasonable efforts to develop a Licensed Product and commercialize such Licensed Product in each jurisdiction in which regulatory approval is obtained.

As consideration for the license and other rights granted to us by LIBD, we issued to LIBD 2,793,592 shares of our Series A convertible preferred stock equal to a mid-single digit percentage of our equity capital, on a fully diluted basis, following the initial closing of our Series A convertible preferred stock financing. Our milestone and royalty payment obligations under the license vary depending upon whether the Licensed Product is covered by at least one valid claim of a licensed patent that is solely owned by LIBD (a Sole Product) or the Licensed Product is only covered by valid claims of licensed patents that we jointly own with LIBD (a Joint Product). We have concluded our development candidate known as LTG-001 is a Joint Product. We have concluded we are not currently developing any Licensed Products that are Sole Products, and we do not have any current intentions to develop any Licensed Products that are Sole Products. We have agreed to pay LIBD up to an aggregate of $48.5 million upon the achievement of pre-specified development and regulatory milestones with respect to the first Sole Product, up to an aggregate of $23.75 million for each subsequent Sole Product, and up to an aggregate of $95.0 million upon the achievement of pre-specified sales milestones with respect to all Sole Products. For the first Joint Product, we have agreed to pay LIBD up to an aggregate of $4.0 million upon the achievement of pre-specified regulatory milestones, and up to an aggregate of $9.5 million upon the achievement of pre-specified sales milestones; we do not have any milestone payment obligations for subsequent Joint Products. No milestones have been achieved to date under this license agreement for any Licensed Product. We must also pay LIBD royalties on the net sales of Licensed Products. The royalty rates for Sole Products are tiered and range from low-single digit to mid-single digit percentages, and the royalty rate for Joint Products is a low-single digit percentage. The royalty payments are subject to reduction if, on a Licensed Product-by-Licensed Product and country-by-country basis, there are no valid patent claims covering the Licensed Product in such country or if we make certain payments to third parties for intellectual property licenses, all subject to a customary royalty floor. The royalty term will terminate on a Licensed Product-by-Licensed Product and country-by-country basis on the latest of (i) a specified number of years after first commercial sale of such Licensed Product in such country, (ii) the expiration of the last valid claim of a licensed patent that covers such Licensed Product in such country and (iii) the earlier of expiration of regulatory exclusivity or the first commercial sale of a generic product referencing such Licensed Product in such country. If we sublicense our rights to Sole Products or licensed patents solely owned by LIBD, then we must pay LIBD a low double-digit percentage of non-royalty sublicensing revenue received from sublicensees for rights to Sole Products and a low single-digit percentage of non-royalty sublicensing revenue from sublicensees for rights to Joint Products or jointly-owned patents.

The license agreement shall expire on a country-by-country and Licensed Product-by-Licensed Product basis upon the expiration of the royalty term for such Licensed Product in such country. Upon expiration of the royalty term with respect to a Licensed Product in a country, we will have a fully paid-up, irrevocable, perpetual license with respect to such Licensed Product in such country. Either party may terminate the license agreement if the other party commits a material breach of the agreement and fails to cure that breach within the applicable specified period. We may terminate the license agreement in its entirety or on a country-by-country basis upon a specified prior notice period. LIBD may terminate the license agreement if we or our affiliate or sublicensee initiates an action challenging the validity or enforceability of any licensed patents or if we fail to use commercially reasonable efforts to develop or commercialize a Licensed Product for a specified period, do not submit a written diligence plan to LIBD for its approval and do not initiate such LIBD-approved plan to cure the failure within a specified period. Upon termination, all rights and licenses granted to us shall terminate and revert back to LIBD, and under certain circumstances LIBD will have an exclusive, time-limited right to negotiate the terms of a license to certain of our intellectual property, data and regulatory approvals for the Licensed Products.

Manufacturing

We do not own or operate manufacturing facilities for the production of our product candidates and currently have no immediate plans to build our own clinical or commercial scale manufacturing capabilities. We currently engage with third-party manufacturers in other geographies for the manufacture of our product candidates. We rely on and expect to continue to engage third-party manufacturers for the production of both drug substance and finished drug product. We currently obtain our supplies from these manufacturers on a purchase order basis and do not have long-term supply arrangements in place. Should any of these manufacturers become unavailable to us for any reason, we believe that there are a number of potential replacements. We believe our current manufacturers have the scale, systems, and experience to supply our currently planned clinical trials.

Government Regulation

Government authorities in the United States, at the federal, state and, local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing and export and import of human drug products such as those we are developing. The process of obtaining regulatory approvals and ensuring compliance with applicable federal, state, local and foreign statutes, regulations and requirements both during development and post-approval requires the expenditure of substantial time and financial resources.

U.S. Drug Development Process

In the United States, the FDA regulates drugs under the FDCA and its implementing regulations. A new drug must be approved by the FDA through the New Drug Application (NDA) process before it may be legally marketed in the United States. Failure to comply with the applicable U.S. requirements at any time during the product development or approval process, or after approval, may subject an applicant to administrative or judicial sanctions brought by the FDA and the U.S. Department of Justice (DOJ), or other governmental entities. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

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completion of preclinical laboratory tests, animal studies and formulation studies, certain of which must be completed in accordance with FDA’s good laboratory practice regulations, and other applicable requirements;

•	submission to the FDA of an investigational new drug application (IND), which must become effective before human clinical trials may begin;

•	approval by an Institutional Review Board (IRB) or ethics committee at each clinical site before each clinical trial may be initiated;

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performance of adequate and well-controlled human clinical trials in accordance with Good Clinical Practice requirements (GCPs) to evaluate the safety and efficacy of the proposed drug for its intended use;

•	preparation of and submission to the FDA of an NDA;

•	a determination by the FDA within 60 days of its receipt of an NDA to file the application for substantive review;

•	satisfactory completion of an FDA advisory committee review, if applicable;

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satisfactory completion of FDA inspections of the manufacturing facility or facilities at which the drug is produced to assess readiness for commercial manufacturing and conformance to the manufacturing-related elements of the application, to conduct a data integrity audit, and to assess compliance with current Good Manufacturing Practice (cGMP) regulations to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	satisfactory completion of potential inspections of selected clinical investigation sites to assess compliance with GCPs; and

•	FDA review and approval of the NDA.

Preclinical Studies and IND Application

Once a product candidate is identified for development, it enters the preclinical development stage. The preclinical development stage generally involves laboratory evaluations of chemistry, formulation, and stability, as well as studies to evaluate the product candidate’s toxicity, in an effort to support subsequent clinical testing.

Prior to beginning the first clinical trial with a product candidate in the United States, the product’s developer, also referred to as the IND sponsor, must submit the results of preclinical testing, together with manufacturing information and analytical data, to the FDA as part of an IND. An IND is a request for allowance from the FDA to administer an investigational drug product to humans, and must become effective before human clinical trials may begin. In addition to including the results of these nonclinical studies, the IND will also include a general investigational plan and a study protocol, detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated, if the trial protocol includes an efficacy evaluation. The IND may also include any available human data or literature to support the use of the product candidate. Additional nonclinical testing may continue even after the IND is submitted.

The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the IND on clinical hold. In such case, the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA allowance to begin a clinical trial. Clinical holds also may be imposed by the FDA at any time after initiation of clinical trials due to safety concerns about ongoing or proposed clinical trials or non-compliance with specific FDA requirements, and in such case, the applicable trials may not begin or continue until the FDA notifies the sponsor that the hold has been lifted. A clinical hold may affect one or more specific studies or all studies conducted under an active IND.

Human Clinical Trials in Support of an NDA

All clinical trials must be conducted under the supervision of one or more qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCPs,

which include, among other things, the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials must be conducted under protocols detailing, among other things, the objectives of the trial, dosing procedures, research subject selection and exclusion criteria and the safety and effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND, and a separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent material amendments to a protocol. While the IND is active, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report, among other information, must be submitted at least annually to the FDA. Sponsors also must submit written IND safety reports to the FDA and investigators in a timely matter for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.

Furthermore, an IRB for each site proposing to conduct the clinical trial must review and approve the protocol before a clinical trial commences at that site and must also approve the information regarding the trial and the consent form that must be signed by each research subject or the research subject’s legal representative, monitor the study until completed, and otherwise comply with IRB regulations. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. In addition, some clinical trials also include oversight by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. Depending on its charter, this group may determine whether a trial may move forward at designated check points based on access to certain data from the trial. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries, including www.clinicaltrials.gov.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1: The product candidate is initially introduced into healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, excretion, distribution and elimination, and, if possible, to gain an early indication of its effectiveness.

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Phase 2: The product candidate is administered to a limited patient population with a specified disease or condition to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product candidate for specific targeted diseases, and to determine dosage tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

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Phase 3: The product candidate is administered to an expanded patient population to further evaluate dosage, to provide substantial evidence of efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk-benefit ratio of the product candidate and provide an adequate basis for product labeling.

In some cases, the FDA may require, or sponsors may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product within the intended indication. These post-marketing clinical trials, sometimes referred to as “Phase 4” studies, may be used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice and for the sponsor and the FDA to reach alignment on the next phase of development.

Concurrent with clinical trials, sponsors usually complete additional nonclinical studies and must also develop additional information about the chemical and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the finished drug product. In addition, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Process

Assuming successful completion of the required clinical testing, the results of nonclinical studies and clinical trials, along with detailed descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. Data may come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational drug product to the satisfaction of the FDA. The submission of an NDA is subject to the payment of a substantial user fee, unless a waiver or exemption applies. An annual program fee is also assessed on sponsors of approved prescription drug products. FDA adjusts these user fees on an annual basis.

The FDA conducts a preliminary review of an NDA within the first 60 days after submission, before accepting the application for filing, to determine whether it is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once filed, the FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether it is being manufactured in accordance with cGMP requirements to assure and preserve the product’s identity, strength, quality and purity. Under the Prescription Drug User Fee Act (PDUFA), policies that are currently in effect, the FDA has a goal of ten months from the filing date to complete its initial review of a standard application for a drug that is a new molecular entity, and six months from the filing date for an NDA that has been granted priority review. The FDA does not always meet its PDUFA goal dates and the review process may be extended for a three-month period by FDA to respond to new information deemed a “major amendment” to the application.

The FDA also may require the development of a risk evaluation and mitigation strategy (REMS) if it determines that a REMS is necessary to ensure that the benefits of the drug outweigh its risks and to assure the safe use of the product. The FDA determines the requirement for a REMS, as well as the specific REMS provisions, on a case-by-case basis. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS. The FDA will not approve the NDA without an approved REMS, if required. A REMS can include medication guides, physician communication plans and/or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making product approval and risk mitigation decisions.

Before approving an NDA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to ensure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to ensure that the clinical trials were conducted in compliance with GCP regulations and to assure the integrity of the clinical data submitted to the FDA.

After the FDA completes its evaluation of the NDA and any inspections or advisory committee consultations, the FDA will issue either an approval letter or a Complete Response Letter (CRL), to the NDA applicant. An approval letter authorizes commercial marketing of the drug for specific indications for use. A CRL indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A CRL usually describes the specific deficiencies in the NDA identified by the FDA. Such deficiencies may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials or other significant and time-consuming requirements related to nonclinical studies or manufacturing. If a CRL is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies that the FDA has identified in the letter, or withdraw the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter to the applicant. The FDA has committed to reviewing such resubmissions in response to an issued CRL in either two or six months depending on the type of information included. Even if such additional data and information are submitted, however, the FDA may ultimately decide that the resubmitted NDA does not satisfy the regulatory criteria for approval.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. In addition, the FDA may require a sponsor to conduct Phase 4 or other post-market trials to further assess a drug’s safety and effectiveness after NDA approval, and may require testing and surveillance programs to monitor the safety of approved products which have been commercialized. The FDA may also place other conditions on approval, including the requirement for a REMS, to assure the safe use of the drug. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. In addition, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could impact the timeline for regulatory approval or otherwise impact ongoing development programs.

In addition, the Pediatric Research Equity Act (PREA), requires a sponsor to conduct pediatric clinical trials for most drugs; specifically, in relation to applications for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. Under PREA, original NDAs and supplements thereto must contain a pediatric assessment unless the sponsor has received a deferral or waiver. Sponsors must also submit Pediatric Study Plans (PSPs), to the agency for review within sixty days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 clinical trial. The initial PSP must include an outline of the pediatric trial or trials that the sponsor plans to conduct, including trial objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric trials along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from nonclinical studies, early phase clinical trials or other clinical development programs.

The required assessment must evaluate the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product is safe and effective, unless a waiver or deferral has been granted. The FDA may defer, on its own initiative or upon the sponsor’s request, submission of the pediatric assessments for some or all pediatric subpopulations until a specified date after approval. A deferral may be granted for several reasons, including a finding that the drug is ready for approval for use in adults before pediatric clinical trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric clinical trials begin. The FDA must send a PREA non-compliance letter to any sponsor that fails to submit the required assessment, fails to keep a deferral current or fails to submit a request for approval of a pediatric formulation. The agency publicly posts such PREA non-compliance letters and sponsor’s response.

Fast Track, Breakthrough Therapy, and Priority Review Designations

The FDA offers a number of programs intended to expedite the development or review of a marketing application for an investigational drug. For example, the Fast Track designation program is intended to expedite or facilitate the process for developing and reviewing product candidates that are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast Track designation applies to the combination of the product candidate and the specific indication for which it is being studied. The sponsor of a Fast Track product candidate has opportunities for more frequent interactions with the applicable FDA review team during development and, once an NDA is submitted, the application may be eligible for priority review. An NDA for a Fast Track product candidate may also be eligible for rolling review, where the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

A product candidate intended to treat a serious or life-threatening disease or condition may also be eligible for Breakthrough Therapy designation to expedite its development and review. A product candidate can receive Breakthrough Therapy designation if preliminary clinical evidence indicates that the product candidate, alone or in combination with one or more other drugs, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the Fast Track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product candidate, including involvement of senior managers.

In addition, an NDA may be eligible for priority review if the product candidate is designed to treat a serious condition, and if approved, would provide a significant improvement in safety or efficacy compared to available therapies for such disease or condition. The FDA will attempt to direct additional resources to the evaluation of a NDA designated for priority review in an effort to facilitate the review. For new-molecular-entity NDAs, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date, as compared to ten months for review of new-molecular-entity NDAs under its current PDUFA review goals.

Fast Track designation, Breakthrough Therapy designation, and priority review do not change the standards for approval, but they may expedite the development or approval process. Even if a product candidate qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Additionally, in 2025, the FDA created a new voucher program called the Commissioner’s National Priority Voucher (CNPV) with the goal of radically expediting the drug and biological product review and approval process. The agency may award a CNPV to a company or specific product candidate that demonstrates alignment with certain national health priorities. The FDA aims to take action on a marketing application for which a CNPV is used within one to two months after the filing date.

Post-Approval Requirements

Following approval of a new drug, the manufacturer and the approved product are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to monitoring and record-keeping, reporting of adverse experiences with the product, periodic reporting, product sampling and distribution and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications, certain manufacturing changes and additional labeling claims, are subject to further FDA review and approval. Certain modifications may require the NDA sponsor to develop additional data or conduct additional nonclinical studies and clinical trials.

There also are continuing, annual program fees for any marketed products. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies to assess compliance with cGMP requirements and other laws. The cGMP regulations include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports and returned or salvaged products. In addition, changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP requirements and impose reporting requirements on the NDA applicant and any third-party manufacturers involved in producing the approved drug product. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMPs and other aspects of quality control and quality assurance. The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of requirements for post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	mandated modification of promotional materials or labeling and the issuance of corrective information;

•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product;

•	fines, warning letters or untitled letters;

•	clinical holds on ongoing or planned clinical trials;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products;

•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising and promotion of prescription drug products following approval. A company can make only those claims relating to safety and efficacy that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, e.g., unapproved uses or unapproved patient populations. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Although physicians may prescribe, in their independent professional medical judgment, legally available products for uses that are not described in the product’s labeling and that differ from those tested and approved by the FDA, manufacturers may not market or promote such uses. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. Manufacturers may also share truthful and not misleading information about their products that is otherwise consistent with a product’s FDA-approved labeling, which helps to support well-informed clinical decision-making by physicians and other health care professionals.

The Drug Supply Chain Security Act (DSCSA) amended the FDCA with the aim of creating an interoperable electronic system to identify and trace certain prescription drugs distributed in the United States. The DSCSA mandated phased-in and resource-intensive obligations for pharmaceutical manufacturers, wholesale distributors, and dispensers over a 10-year period.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act (PDMA), which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Marketing and Data Exclusivity

Orange Book Listing

In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent with claims covering the applicant’s product or method of using the product. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an ANDA. An abbreviated new drug application (ANDA) or a Section 505(b)(2) NDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown to be bioequivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, nonclinical or clinical tests to prove the safety or effectiveness of their drug product. Drugs approved in this way are commonly referred to as generic equivalents to the listed drug and can often be substituted by pharmacists under prescriptions written for the original listed drug.

The ANDA applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s Orange Book. Specifically, the applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. The ANDA applicant may also elect to submit a Section VIII statement certifying that its proposed ANDA labeling does not contain (or carves out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent. If the applicant does not challenge the listed patents, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired.

A certification that the new product will not infringe the already approved product’s listed patents, or that such patents are invalid, is called a Paragraph IV certification. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been received by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit, or a decision in the infringement case that is favorable to the ANDA applicant.

A 505(b)(2) NDA is an NDA where at least some of the information required for approval comes from studies not conducted by, or for, the applicant and for which the applicant has not obtained a right of reference. An applicant submitting a 505(b)(2) NDA is required to certify to the FDA regarding any patents listed in the Orange Book for the approved product it references to the same extent that an ANDA applicant would.

Exclusivity

Regulatory exclusivity provisions under the FDCA can delay the submission or the approval of certain marketing applications that seek to reference an FDA-approved product. The FDCA provides a five-year period of non-patent data exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an ANDA, or 505(b)(2) NDA for another version of such drug where the applicant does not own or have a legal right of reference to such data required for approval. However, an application may be submitted after four years if it contains a Paragraph IV certification.

The FDCA alternatively provides three years of non-patent exclusivity for an NDA, 505(b)(2) NDA, or supplement to an existing NDA, if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs referencing the approved application for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA that does not reference the approved application. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of marketing exclusivity available in the United States. If granted, pediatric exclusivity provides for the attachment of an additional six months of marketing exclusivity to the term of any existing regulatory exclusivity or listed patents. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application. A product candidate may be eligible for this six-month period of exclusivity if the NDA sponsor conducts clinical trials in children and submits information requested in writing by the FDA, referred to as a Written Request, relating to the use of the product’s active moiety in children. The issuance of a Written Request does not require the sponsor to undertake the described clinical trials. In addition, the clinical trial data do not need to show the product to be effective in the pediatric population studied; rather, the additional protection is granted if the pediatric clinical trial is deemed to have fairly responded to the FDA’s Written Request. Although the FDA may issue a Written Request for studies on either approved or unapproved indications, it may only do so where it determines that information relating to that use of a product candidate in a pediatric population, or part of the pediatric population, may produce health benefits in that population.

DEA Regulation

The Controlled Substances Act of 1970, or CSA, establishes registration, security, recordkeeping, reporting, storage, distribution and other requirements administered by the Drug Enforcement Administration (DEA). The DEA is concerned with the control of handlers of controlled substances, and with the equipment and raw materials used in their manufacture and packaging, in order to prevent loss and diversion into illicit channels of commerce.

The DEA regulates controlled substances as Schedule I, II, III, IV or V substances. Schedule I substances by definition have no established medicinal use, and may not be marketed or sold in the United States. A pharmaceutical product may be listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest risk of abuse and Schedule V substances the lowest relative risk of abuse among such substances.

Annual registration is required for any facility that manufactures, distributes, dispenses, imports or exports any controlled substance. The registration is specific to the particular location, activity and controlled substance schedule. For example, separate registrations are needed for import and manufacturing, and each registration will specify which schedules of controlled substances are authorized.

The DEA typically inspects a facility to review its security measures prior to issuing a registration. Security requirements vary by controlled substance schedule, with the most stringent requirements applying to Schedule I and Schedule II substances. Required security measures include background checks on employees and physical control of inventory through measures such as cages, surveillance cameras and inventory reconciliations. Records must be maintained for the handling of all controlled substances, and periodic reports made to the DEA. Reports must also be made for thefts or losses of any controlled substance, and to obtain authorization to destroy any controlled substance. In addition, special authorization and notification requirements apply to imports and exports.

In addition, a DEA quota system controls and limits the availability and production of controlled substances in Schedule I or II. Distributions of any Schedule I or II controlled substance must also be accompanied by special order forms, with copies provided to the DEA. The DEA may adjust aggregate production quotas and individual production and procurement quotas from time to time during the year, although the DEA has substantial discretion in whether or not to make such adjustments.

To meet its responsibilities, the DEA conducts periodic inspections of registered establishments that handle controlled substances. Individual states also regulate controlled substances.

Other U.S. Healthcare Laws and Compliance Requirements

In the United States, drug manufacturers are subject to regulation by various federal, state and local authorities in addition to the FDA, including but not limited to, the Centers for Medicare & Medicaid Services (CMS), other divisions of the United States Department of Health and Human Services (HHS) (e.g., the Office of Inspector General, the Office for Civil Rights), the DOJ and individual U.S. Attorney offices within the DOJ, the U.S. Federal Trade Commission, and state and local governments. These laws include anti-fraud and abuse laws, the false claims laws, transparency requirements, and similar state laws, each as amended, as applicable.

The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term remuneration has been interpreted broadly to include anything of value. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Rather, if “one purpose” of the remuneration is to induce referrals, the federal Anti-Kickback Statute is violated. The federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances.

The civil monetary penalties statute imposes penalties against any person or entity who, among other things, is determined to have presented or caused to be presented a claim to, among others, a federal healthcare program that the person knows or should know is for a medical or other item or service that was not provided as claimed or is false or fraudulent.

The federal false claims laws, including the federal False Claims Act (FCA), impose significant penalties and can be enforced by private citizens through civil qui tam actions, prohibit, any person or entity from, among other things, knowingly presenting, or causing to be presented, a false or fraudulent claim for payment to, or approval by, the federal government, including federal healthcare programs such as Medicare and Medicaid, or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. For instance, historically, pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, off-label, and thus generally non-reimbursable, uses. In addition, a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA.

The Health Insurance Portability and Accountability Act (HIPAA), created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program, including private third-party payors, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

In addition, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH), imposes certain requirements on covered entities, which include certain healthcare providers, health plans and healthcare clearinghouses, and their business associates and covered subcontractors that receive or obtain protected health information in connection with providing a service on behalf of a covered entity relating to the privacy, security and transmission of individually identifiable health information.

Additionally, the federal Physician Payments Sunshine Act (Sunshine Act), and its implementing regulations, require that certain manufacturers of drugs, devices, biological and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) report information annually to CMS related to certain payments or other transfers of value made or distributed to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician practitioners (such as physician assistants and nurse practitioners), and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to report accurately could result in penalties. In addition, many states also govern the reporting of payments or other transfers of value, many which differ from each other in significant ways, are often not pre-empted, and may have a more prohibitive effect than the Sunshine Act, thus further complicating compliance efforts.

Also, many states have similar, and typically more prohibitive, fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. In order to distribute pharmaceutical products commercially in the future, should FDA approval be granted to any of our candidates, we must comply with state laws that require the registration of manufacturers and wholesale distributors of drug products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Several states have enacted legislation requiring pharmaceutical and biotechnology companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical and biotechnology companies for use in sales and marketing, and to prohibit certain other sales and marketing practices.

Ensuring business arrangements with third parties comply with applicable healthcare laws and regulations is a costly endeavor. Violations of any of the federal and state healthcare laws described above or any other current or future governmental regulations that apply may result in significant penalties, including without limitation, civil, criminal and/or administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, private “qui tam” actions brought by individual whistleblowers in the name of the government, or refusal to allow us to enter into government contracts, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, additional reporting requirements and/or oversight if the manufacturer becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations.

Coverage, Pricing, and Reimbursement

Our ability to commercialize any products successfully will also depend in part on the extent to which coverage and adequate reimbursement for our drug candidates, if approved, will be available from government health administration authorities, private health insurers and other organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, determine which products they will cover and establish reimbursement levels. Assuming coverage is obtained for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Therefore, coverage and adequate reimbursement for new products is critical to the acceptance of such products. Coverage decisions may depend upon clinical and economic standards that disfavor new products when more established or lower cost therapeutic alternatives are already available or subsequently become available.

Government authorities and other third-party payors are developing increasingly sophisticated methods of cost containment, such as including price controls, restrictions on coverage and reimbursement and requirements for substitution of less expensive products and procedures. Further, HHS imposes rebates on many Medicare Part B and Medicare Part D products to penalize price increases that outpace inflation on an annual basis. HHS has also been empowered to negotiate the price of certain single-source drugs that have been on the market for at least seven (7) years under Medicare as part of the Medicare Drug Price Negotiation Program. Each year up to twenty (20) products will be selected by HHS for the Medicare Drug Price Negotiation Program. Products subject to the Medicare Drug Price Negotiation Program are expected to experience a significant reduction in reimbursement from the Medicare program on a per unit basis. Government and other third-party payors are increasingly challenging the prices charged for health care products, examining the cost effectiveness of new drugs, in addition to their safety and efficacy, and limiting or attempting to limit both coverage and the level of reimbursement.

Further, no uniform policy requirement for coverage and reimbursement exists among third-party payors in the United States, which causes significant uncertainty related to the insurance coverage and reimbursement of newly approved products. Therefore, coverage and reimbursement can differ significantly from payor to payor and health care provider to health care provider. As a result, the coverage determination process is often a time-consuming and costly process that requires the provision of scientific and clinical support for the use of new products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Further, coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we or our collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

There may also be significant delays in obtaining coverage and reimbursement for newly approved products, and coverage may be more limited than the purposes for which the product is approved by the FDA. Moreover, eligibility for coverage and reimbursement does not imply that a product will be paid for in all cases or at a rate which the health care providers who purchase those products will find cost effective. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization. Additionally, there may be pricing pressures in connection with the sale of any of our drug candidates, once approved, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes.

Coverage and reimbursement may impact the demand for, the price of, or our ability to successfully commercialize, any drug candidate for which we obtain marketing approval.

Healthcare Reform in the United States and Potential Changes to Healthcare Laws

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. By way of example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the ACA), was signed into law, intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose taxes and fees on the healthcare industry and impose additional health policy reforms.

There have been executive, judicial and Congressional challenges to certain aspects of the ACA. Moreover, there have been a number of health reform initiatives that have impacted the ACA. For example, on July 4, 2025, the One Big Beautiful Bill Act (the OBBBA) was signed into law, which narrowed access to ACA marketplace exchange enrollment and declined to extend the ACA enhanced advanced premium tax credits that expired at the end of 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. The OBBBA also is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. Congress is considering proposed legislation intended to further reduce healthcare costs with alternatives to replace the expired ACA subsidies.

Other legislative changes have been proposed and adopted in the United States since the ACA. These changes include aggregate reductions to Medicare payments to providers, which began in 2013 and will remain in effect until 2032 unless additional Congressional action is taken. On March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminated the statutory cap on manufacturers’ Medicaid drug rebate liability, beginning January 1, 2024. The rebate was previously capped at 100% of a drug’s average manufacturer price.

The current administration is also pursuing policies to reduce regulations and expenditures across government agencies including at HHS, the FDA, CMS and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. For example, the current administration has announced agreements with several pharmaceutical companies that require the drug manufacturers to offer, through a direct -to- consumer platform (TrumpRx), U.S. patients and Medicaid programs prescription drug Most-Favored Nation pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues. Other recent actions, for example, include (1) directing agencies to reduce agency workforce and cut programs; (2) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives; (3) imposing tariffs on imported pharmaceutical products; and (4) as part of the Make America Healthy Again Commission’s Strategy Report released in September 2025, working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. Additionally, the current administration recently called on Congress to enact “The Great Healthcare Plan,” to codify and expand Most-Favored Nation pricing, lower government subsidies to private insurance companies, increase healthcare price transparency, expand pharmaceutical drugs available for over-the-counter purchase, and enact restrictions on pharmacy benefit manager payment methodologies, among other things. The administration also published two proposed regulations in December 2025, referred to as Globe and Guard. If finalized, these regulations would implement mandatory payment models under which manufacturers of eligible drugs would be required to pay rebates to the federal government on a portion of the units of their drugs that are reimbursed by Medicare, with the rebate amount based on most favored nation pricing. If finalized, these programs would apply to 25% of Medicare beneficiaries who reside in certain defined geographic areas. While the impact of the Globe and Guard proposed regulations, if finalized, cannot yet be determined, it is likely to be significant. These actions and policies may significantly reduce U.S. drug prices, potentially impacting manufacturers’ global pricing strategies and profitability, while increasing their operational costs and compliance risks. In June 2024, the U.S. Supreme Court’s Loper Bright decision greatly reduced judicial deference to regulatory agencies, which could increase successful legal challenges to federal regulations affecting our operations. Congress may introduce and ultimately pass health care related legislation that could impact the drug approval process and make changes to the Medicare Drug Price Negotiation Program.

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, marketing cost disclosure, drug price reporting and other transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Some states have also enacted legislation creating so-called prescription drug affordability boards, which ultimately may attempt to impose price limits on certain drugs in these states. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs.

Foreign Government Regulation

To market any product outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of our products.

The approval process varies from country to country, can involve additional testing beyond that required by FDA, and may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing, promotion, and reimbursement vary greatly from country to country. Failure to comply with applicable foreign regulatory requirements, may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

The Foreign Corrupt Practices Act

The FCPA prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. U.S. authorities that enforce the FCPA, including the DOJ, deem most health care professionals and other employees of foreign hospitals, clinics, research facilities and medical schools in countries with public health care or public education systems to be “foreign officials” under the FCPA. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries and to devise and maintain an adequate system of internal accounting controls for international operations.

Additional Regulation

In addition to the foregoing, state, federal, and foreign laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservancy and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern our use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, our operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. We believe that we are in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on our business. We cannot predict, however, how changes in these laws may affect our future operations.

Data Privacy and Security

Numerous state, federal, and foreign laws, regulations and standards govern the collection, use, access to, confidentiality, and security of personal information and health-related data, including clinical trial data, and could apply now or in the future to our operations or the operations of our partners. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws, comprehensive data privacy laws, and consumer protection laws and regulations, govern the collection, use, disclosure, and protection of personal information, including health-related data. Further, our collection and processing of personal information from individuals in the EU and other jurisdictions outside of the United States, through clinical trials or otherwise, may render us subject to foreign laws, such as the GDPR, which govern the privacy and security of personal information, including health-related data. Our use of machine learning technology may also be subject to evolving laws and regulations, which may require us to, among other things, make specific disclosures or control unwanted bias and discrimination. Privacy and security laws, regulations and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

Facilities

Our principal office is located in Thousand Oaks, California, where we lease approximately 11,300 square feet of office and laboratory space. This lease expires in June 2028. We also sublease additional corporate office space in South San Francisco, California, consisting of approximately 2,400 square feet. This sublease expires in July 2027. We believe that our facilities are adequate for our current needs and that suitable additional or substitute space would be available if needed.

Employees and Human Capital Resources

As of March 31, 2026, we had    full-time employees and    part-time employees. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Our human capital resources objectives include identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. We have not experienced any work stoppages as a result of labor disputes or strikes. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. There are currently no claims or actions pending against us, the ultimate disposition of which we believe could have a material adverse effect on our results of operations. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

The following table sets forth certain information for our executive officers and directors as of March 1, 2026:

Name	Age	Position(s)
Executive Officers
Nima Farzan	50	Director, President and Chief Executive Officer
Neha Krishnamohan	39	Chief Financial Officer and Chief Business Officer
Neil Singla, M.D.	53	Chief Medical Officer
Non-Employee Directors
Timothy P. Walbert	58	Chair
Deborah Palestrant, Ph.D.	52	Director
Kevin Raidy	57	Director
Beth Seidenberg, M.D.	68	Director
James B. Tananbaum, M.D.	62	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Nima Farzan has served as our Chief Executive Officer and a member of our board of directors since July 2024. Previously, Mr. Farzan served as a Executive-in-Residence at Foresite Capital, a life sciences focused venture capital firm, from April 2024 to July 2024. From March 2020 to April 2024, Mr. Farzan served as Chief Executive Officer and a member of the board of directors of Kinnate Biopharma, Inc., a publicly held biotechnology company, where he advanced three precision oncology compounds into clinical development and led the company through its initial public offering and subsequent acquisition by XOMA Corporation. From October 2018 to February 2020, Mr. Farzan served as an advisor for several life sciences companies, including Emergent BioSolutions, Inc. and MODA Pharmaceuticals. From September 2011 to October 2018, Mr. Farzan served in several capacities, including as President, Chief Executive Officer and member of the board of directors of PaxVax, Inc., a privately held specialty vaccine company (acquired by Emergent BioSolutions). Prior to PaxVax, Mr. Farzan held various positions of increasing seniority, including Vice President of U.S. Marketing, at Novartis AG, a publicly held pharmaceutical company, and served as an associate at The Boston Consulting Group, a privately held business consulting firm. Mr. Farzan has served on the board of directors of Keros Therapeutics, Inc., a publicly held biopharmaceutical company, since March 2020. Mr. Farzan earned his B.A. in Human Biology with honors from Stanford University and his M.B.A. from Harvard Business School.

We believe that Mr. Farzan’s experience in leadership positions in the biotechnology industry, his educational background and his strong scientific knowledge qualify him to serve on our board of directors.

Neha Krishnamohan has served as our Chief Financial Officer and Chief Business Officer since February 2026. Prior to becoming our Chief Financial Officer and Chief Business Officer, Ms. Krishnamohan served as a member of our board of directors and Chair of our Audit Committee from April 2025 to February 2026. Ms. Krishnamohan served as Chief Financial Officer and Executive Vice President of Corporate Development at Artiva Biotherapeutics, Inc., a publicly held biotechnology company, from April 2024 to December 2025. Previously, from June 2021 to April 2024, Ms. Krishnamohan served as Chief Financial Officer and Executive Vice President of Corporate

Development at Kinnate Biopharma Inc., a publicly held biotechnology company, until its acquisition by XOMA Corporation. From July 2008 to June 2021, Ms. Krishnamohan worked at Goldman Sachs & Co. LLC, an investment bank, where she served most recently as Vice President, Healthcare Investment Banking, from January 2015 to June 2021, and as an Associate in the Healthcare Investment Banking Group, from August 2011 to December 2014. Ms. Krishnamohan has served on the board of directors of Arcutis Biotherapeutics, Inc., a publicly held biopharmaceutical company, since September 2022. Ms. Krishnamohan earned her B.S.E. with a double major in Biomedical Engineering and Economics from Duke University.

Neil Singla, M.D. has served as our Chief Medical Officer since April 2024. Dr. Singla founded Lotus Clinical Research, LLC (Lotus), a specialty clinical research company, and served in several positions from March 2001 to March 2024, including as Chief Executive Officer and Chief Scientific Officer. During his tenure at Lotus, Dr. Singla expanded the company into a network of specialty research centers, a full-service clinical research organization and a scientific and regulatory consulting firm. From May 2012 to November 2019, Dr. Singla also served as Chairman of the Clinical Trials Special Interest Group for the International Association for the Study of Pain (IASP) and the Clinical Trials Shared Interest Group of the American Pain Society (APS), organizing and chairing scientific symposia on analgesic trials. Dr. Singla earned his B.S. in Biology from the University of Akron and his M.D. at Northeast Ohio Medical University. He completed his residency in Anesthesiology at Loma Linda University Medical Center, where he served as Chief Resident and Teaching Scholar of the Year.

Non-Employee Directors

Timothy P. Walbert has served as Chairman of our board of directors since October 2024. Since October 2023, Mr. Walbert has served as a senior advisor to Amgen Inc., a publicly held biotechnology company. Previously, Mr. Walbert was Chairman, President and Chief Executive Officer of Horizon Therapeutics Public Ltd Co (Horizon), a biotechnology company (acquired by Amgen), from June 2008 to October 2023. Prior to Horizon, he served as President, Chief Executive Officer and a member of the board of directors of IDM Pharma Inc., a biotechnology company (acquired by Takeda Pharmaceuticals). Prior to that, Mr. Walbert served as Executive Vice President, Commercial Operations at NeoPharm Inc., a publicly held biotechnology company. Mr. Walbert has served on the board of directors of multiple publicly held biotechnology companies, including Century Therapeutics, Inc. since September 2022, Mirum Pharmaceuticals, Inc. since April 2023, Sagimet Biosciences Inc. since March 2024, and BioMarin Pharmaceutical Inc. since February 2025, as well as Cour Pharmaceuticals Development Co., Inc. since June 2024, Odyssey Therapeutics, Inc. since October 2024, and Catalent, Inc. since February 2025 and Crystalys Therapeutics, Inc. since February 2026. He previously served on the board of directors of Aurinia Pharmaceuticals Inc., a publicly held pharmaceutical company, from 2020 to 2022, Exicure, Inc., a publicly held biotechnology company, from 2019 to 2022, Assertio Holdings, Inc., a publicly held biopharma company, from 2014 to 2020, Raptor Pharmaceutical Corp., a publicly held biotechnology company, from 2010 to 2014, XOMA Corporation, a publicly held biotechnology company, from 2011 to 2017, and Sucampo Pharmaceuticals Inc., a publicly held biopharmaceutical company, from 2016 to 2018. Mr. Walbert was previously a member of the board of directors of the Biotechnology Innovation Organization, the Pharmaceutical Research and Manufacturing Association, the Illinois Biotechnology Innovation Organization and World Business Chicago. Mr. Walbert earned his B.A. in Business from Muhlenberg College.

We believe that Mr. Walbert’s extensive experience in the biotechnology industry, including as a president and chief executive officer of multiple publicly held biotechnology companies, qualifies him to serve on our board of directors.

Deborah Palestrant, Ph.D. has served as a member of our board of directors since August 2020. Since November 2018, Dr. Palestrant has served as a Partner of 5AM Ventures, a venture capital firm focused on life sciences companies, and Partner and Executive Chair of 4:59 Initiative, a 5AM Ventures company. From July 2017 to November 2018, Dr. Palestrant served as Vice President of Corporate Development & Strategy at Relay Therapeutics, Inc., a publicly held precision medicines company. From November 2013 to July 2017, Dr. Palestrant served as Senior Director of Business Development & Strategy at Editas Medicine, Inc., a publicly held biotechnology company. Dr. Palestrant has served as a member of the board of directors of multiple privately held biopharmaceutical companies, including Renasant Bio since March 2023, Nido Biosciences, Inc. since September 2023, and Falcon Bio since November 2024. She has also served as a member of the board of directors and as Treasurer of the New England Venture Capital Association since January 2020 and as a member of the board of managers of Life Science Cares Boston since December 2023. Dr. Palestrant previously served on the board of directors of multiple privately held biotechnology and biopharmaceutical companies, including Nvelop Therapeutics from July 2022 to December 2024, Seeker Biologics, Inc. from March 2019 to October 2023, and Ziada Therapeutics, Inc. from February 2024 to December 2025. Dr. Palestrant earned her B.S. in Biochemistry at the University of California, Los Angeles, her M.B.A. from Northeastern University and her Ph.D. in Biochemistry and Molecular Biophysics from Columbia University, and completed a postdoctoral fellowship at The Scripps Research Institute.

We believe that Dr. Palestrant’s experience in life sciences venture capital, drug discovery and strategic development qualifies her to serve on our board of directors.

Kevin Raidy has served as a member of our board of directors since January 2025. Since December 2023, Mr. Raidy has served as Senior Managing Director and Head of Healthcare Opportunities at Blue Owl Capital, an asset management company, overseeing all private and public equity investment activities related to healthcare opportunities. From November 2017 to December 2023, Mr. Raidy founded and served as Managing Partner of Cowen Healthcare Investments (Cowen), which later became part of Blue Owl Capital. At Cowen, Mr. Raidy served as Head of Investment Banking from January 2012 to November 2017 and as Co-Head of the Equity Capital Markets Group from June 2010 to January 2012. From August 1993 to January 2003, Mr. Raidy worked at Shipley Raidy Capital Partners, a boutique investment banking firm he co-founded. Mr. Raidy serves as a member of the board of directors at NodThera Ltd., Neuron23, Sundance Biosciences and Aro Biopharmaceuticals, each a privately held biotechnology company. Mr. Raidy earned his B.S. in Economics with a concentration in Finance from the Wharton School of the University of Pennsylvania.

We believe that Mr. Raidy’s experience in managing and leading both early stage and established companies in the pharmaceutical and biotechnology industries qualifies him to serve on our board of directors.

Beth Seidenberg, M.D. has served as a member of our board of directors since July 2024. Dr. Seidenberg has served as a founding Managing Director of Westlake BioPartners, a life sciences venture capital firm, since September 2018. Since May 2005, Dr. Seidenberg has served as Managing Member of venture capital funds advised by Kleiner Perkins Caufield and Byers, LLC, a venture capital firm, where she primarily focuses on life sciences investing. From February 2002 to May 2005, Dr. Seidenberg served as the Senior Vice President, Head of Global Development and Chief Medical Officer at Amgen Inc., a publicly held biotechnology company. Prior to that, Dr. Seidenberg held various positions, including as Senior Vice President of Global Development at Bristol-Myers Squibb Company, a publicly held biopharmaceutical company, and as Vice President of Pulmonary-Immunology at Merck & Co., Inc., a publicly held biopharmaceutical company. Dr. Seidenberg has served on the board of directors of Vera Therapeutics, Inc., a publicly held biotechnology company, since June 2016, Kyverna Therapeutics, Inc., a publicly held biopharmaceutical company, since

September 2018, Sagimet Biosciences Inc., a publicly held biotechnology company, since April 2007, and several other privately held life sciences companies. Dr. Seidenberg previously served on the board of directors of Acelyrin, Inc., a publicly held biopharmaceutical company, from October 2020 to March 2025, Atara Biotherapeutics, Inc., a publicly held biopharmaceutical company from August 2012 to June 2023, and Progyny, Inc., a publicly held fertility benefit management company, from May 2010 to November 2024. Dr. Seidenberg earned her B.S. in Biology and Anthropology from Barnard College and her M.D. from the University of Miami School of Medicine and completed her post-graduate training at the Johns Hopkins University, George Washington University and the National Institutes of Health.

We believe that Dr. Seidenberg’s experience in the life sciences industry as a senior executive and venture capitalist, as well as her training as a physician, qualifies her to serve on our board of directors.

James Tananbaum, M.D. has served as a member of our board of directors since July 2024. Since June 2010, Dr. Tananbaum has served as the President, Chief Executive Officer and a director of Foresite Capital Management LLC, a U.S.-focused healthcare investment firm, which he founded. From 2000 to 2010, Dr. Tananbaum served as Co-Founder and Managing Director of Prospect Venture Partners L.P. II and III, healthcare venture partnerships. Previously, Dr. Tananbaum founded Theravance, Inc. (now Theravance Biopharma, Inc., a publicly held biopharmaceutical company, and Innoviva, Inc., a publicly held healthcare asset management company) in 1997. Prior to that, Dr. Tananbaum founded GelTex, Inc., a pharmaceutical company (acquired by Sanofi-Genzyme) in 1991. Dr. Tananbaum has served on the board of directors of Alumis, Inc., a publicly held biopharmaceutical company, since January 2021, and Eikon Therapeutics, Inc., a publicly held biopharmaceutical company, since September 2019. Dr. Tananbaum previously served on the board of directors of Fabric Genomics, a privately held biotechnology company, from December 2019 to April 2025, Kinnate Biopharma, Inc., a publicly held biotechnology company, from June 2020 to April 2024, and Quantum-SI Incorporated, a publicly held biotechnology company, from June 2021 to May 2022. Dr. Tananbaum earned his B.S. and B.S.E.E. in Applied Math and Electrical Engineering/Computer Science from Yale University and his M.B.A. and M.D. from Harvard University.

We believe that Dr. Tananbaum’s knowledge and experience in the biotherapeutics industry, as well as his deep understanding of our company, our business and our strategic objectives, qualify him to serve on our board of directors.

Family Relationships and Other Arrangements

There are no family relationships among any of our executive officers or directors. Pursuant to our amended and restated voting agreement, which will terminate upon the closing of this offering, the following directors were designated as members of our board of directors:

•	Mr. Farzan, designated pursuant to his service as our Chief Executive Officer;

•	Dr. Seidenberg, designated by Westlake BioPartners Fund I, L.P.;

•	Dr. Tananbaum, designated by Foresite Capital Fund V, L.P.;

•	Dr. Palestrant, designated by 5AM Ventures VI, L.P.;

•	Mr. Raidy, designated by Blue Owl Healthcare Opportunities IV LP and Blue Owl Healthcare Opportunities EF IV LP; and

•	Mr. Walbert, designated by mutual agreement of the other then-seated members of our board of directors.

Composition of Our Board of Directors

Our business and affairs are organized under the direction of our board of directors, which currently consists of six members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and on an ad hoc basis as required. In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to and upon the closing of this offering, respectively, we will divide our board of directors into three classes, as follows:

•	Class I, which will consist of and , whose terms will expire at our first annual meeting of stockholders to be held following this offering;

•	Class II, which will consist of and , whose terms will expire at our second annual meeting of stockholders to be held following this offering; and

•	Class III, which will consist of and , whose terms will expire at our third annual meeting of stockholders to be held following this offering.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized size of our board of directors is currently seven members. The authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in our control or management. Our directors may be removed for cause by the affirmative vote of the holders of at least 66-2/3% of our voting stock.

Board Leadership Structure

Our board of directors is currently chaired by Mr. Walbert, who has authority, among other things, to call and preside over board of directors meetings, to set meeting agendas and to determine materials to be distributed to the board of directors. Accordingly, the Chair has substantial ability to shape the work of the board of directors. We believe that separation of the positions of Chair and Chief Executive Officer reinforces the independence of the board of directors in its oversight of our business and affairs. In addition, we have a separate chair for each committee of our board of directors. The chair of each committee is expected to report annually to our board of directors on the activities of their committee in fulfilling their responsibilities as detailed in their respective charters or specify any shortcomings should that be the case.

Role of the Board in Risk Oversight

The audit committee of our board of directors is primarily responsible for overseeing our risk management processes on behalf of our board of directors. Going forward, we expect that the audit committee will receive reports from management periodically regarding our assessment of risks. In addition, the audit committee reports regularly to our board of directors, which also considers our risk profile. The audit committee and our board of directors focus on the most significant risks we face and our general risk management strategies. While our board of directors oversees our risk management, management is responsible for day-to-day risk management processes. Our board of directors expects management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the audit committee and our board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face and that our board of directors’ leadership structure, which also emphasizes the independence of our board of directors in its oversight of its business and affairs, supports this approach.

Committees of Our Board of Directors

Our board of directors has established or will establish an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time. Each committee has adopted or will adopt a written charter that satisfies the applicable rules and regulations of the Sarbanes-Oxley Act, the SEC and the listing standards of the Nasdaq Stock Market LLC (Nasdaq), which we will post on our website, www.latigobio.com, upon the closing of this offering. We have included our website in this prospectus solely as a textual reference. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained in, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock.

Audit Committee

Our audit committee consists of     ,     and     .     serves as the chair of our audit committee. Our board of directors has determined that each of the members of our audit committee satisfies the listing standards of the Nasdaq and SEC independence requirements. The primary functions of this committee include, among other things:

•	evaluating the performance, qualifications and independence of our independent auditor and determining whether to retain our existing independent auditor or engage new independent auditor;

•	determining and approving the engagement of our independent auditor to perform audit services and any permissible non-audit services;

•	monitoring the rotation of partners of our independent auditor on our engagement team as required by law;

•

prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditor;

•

reviewing our annual and quarterly financial statements and reports, including the disclosures contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent auditor and management;

•

reviewing, with our independent auditor and management, major issues that arise regarding accounting principles and financial statement presentation, including any significant changes in selection or application of accounting principles, significant regulatory or accounting initiatives or developments, as well as off-balance sheet structures, that may have a material impact on our financial statements;

•	reviewing, with our management, the scope, adequacy and effectiveness of our internal control over financial reporting;

•	reviewing with management and our independent auditor any earnings announcements and other public announcements regarding material developments;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, as well as other matters;

•	preparing the audit committee report required by the rules of the SEC to be included in our annual proxy statement;

•	reviewing, approving or ratifying and providing oversight of any related-person transactions in accordance with our related-person transaction policy;

•	reviewing and monitoring compliance with programs and policies designed to ensure adherence to applicable laws and our code of business conduct and ethics;

•

reviewing and assessing our risk management, risk assessment and major risk exposures with respect to financial, accounting, operational, tax, privacy and cybersecurity and information technology risks;

•	reviewing on a periodic basis our investment policy and related-person transactions policy; and

•	reviewing and evaluating, at least on an annual basis, the performance of the audit committee and the adequacy of the audit committee charter.

Our board of directors has determined that     qualifies as an “audit committee financial expert” within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq Listing Rules. In making this determination, our board has considered prior experience, business acumen and independence. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

We believe that the composition and functioning of our audit committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

Our compensation committee consists of     ,     and     .     serves as the chair of our compensation committee. Our board of directors has determined that each of the members of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act and satisfies the independence requirements. The primary functions of this committee include, among other things:

•	overseeing our overall compensation practices and objectives, and assessing whether our compensation practices establish appropriate incentives in light of our specific business objectives;

•

reviewing and approving or, in the case of our Chief Executive Officer’s compensation, making recommendations to the full board of directors regarding the compensation and other terms of employment of our executive officers;

•

reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) corporate goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

•

reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) the establishment or modification of our equity-based compensation plans and any other of our incentive compensation plans;

•

evaluating risks associated with our compensation policies and practices and assessing whether risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us;

•	reviewing and discussing with management our policies and practices related to our management of human capital resources and corporate culture;

•	modifying and overseeing the compensation clawback or similar policies;

•	reviewing and making recommendations to the full board of directors regarding the form and amount of director compensation;

•

providing recommendations to the full board of directors on compensation-related proposals to be considered at our annual meeting of stockholders, including any applicable advisory votes on executive compensation and the frequency of such votes, incentive and other compensation plans and amendments to such plans;

•	reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;

•	administering our incentive and equity-based compensation plans;

•	establishing policies with respect to equity compensation arrangements;

•	reviewing and approving the list of companies, if any, to be included in any compensation peer group used to determine pay levels based on criteria the compensation committee deems appropriate;

•

reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) any employment or post-employment agreement or arrangement (including severance and change in control benefits) applicable to any of our executive officers;

•

reviewing with management and approving our disclosures under the caption “Compensation Discussion and Analysis” to be included in our annual proxy statement or annual report on Form 10-K, in accordance with the rules of the SEC;

•	preparing the compensation committee report on executive officer compensation as required by the SEC to be included in our annual proxy statement or annual report on Form 10-K filed with the SEC;

•	reviewing with management and making recommendations to the full board of directors regarding the plans for succession of our Chief Executive Officer and other key executives; and

•	reviewing and assessing on an annual basis the performance of the compensation committee and the compensation committee charter.

We believe that the composition and functioning of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq Exchange rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of     ,     and     .     serves as the chair of our nominating and corporate governance committee. Our board of directors has determined that each of the members of this committee satisfies the independence requirements. The primary functions of this committee include, among other things:

•	identifying, reviewing, screening and evaluating candidates to serve on our board of directors consistent with criteria approved by our board of directors;

•	determining the minimum qualifications for service on our board of directors;

•	overseeing evaluations of director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

•	reviewing and making recommendations to the board of directors concerning the size, structure, composition and functioning of the board and its committees;

•

reviewing any stockholder proposals submitted for inclusion in our proxy statement and recommending to the full board of directors any statements by us in response, and considering stockholder nominees for election to our board of directors at our annual meeting of stockholders;

•	considering and assessing the independence of members of our board of directors and executive officers;

•	developing a set of corporate governance guidelines, periodically reviewing these guidelines and recommending to our board of directors any changes to such guidelines;

•	overseeing our environmental, social and governance strategies, targets, policies, performance and reporting; and

•	reviewing and assessing on an annual basis the performance of the nominating and corporate governance committee and the nominating and corporate governance committee charter.

We believe that the composition and functioning of our nominating and corporate governance committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee Interlocks and Insider Participation

None of our current or former executive officers serve as a member of the compensation committee. None of our officers serve, or have served during the last completed fiscal year, on the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee.

Code of Business Conduct and Ethics

In connection with this offering, we intend to adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or person performing similar functions. Following this offering, a current copy of the code will be available on the Corporate Governance section of our website, www.latigobio.com. We have included our website in this prospectus solely as a textual reference. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained in, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that of     ,     and     do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable listing standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares held by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.”

EXECUTIVE AND DIRECTOR COMPENSATION

Our named executive officers for the year ended December 31, 2025, consisting of our principal executive officer and the next two most highly compensated executive officers, were:

•	Nima Farzan, our President and Chief Executive Officer;

•	Timothy Lugo, our former Chief Financial Officer(1); and

•	Neil Singla, M.D., our Chief Medical Officer.

(1)

Mr. Lugo, our former Chief Financial Officer, separated from our company effective January 30, 2026, and was succeeded by Neha Krishnamohan, who currently serves as our Chief Financial Officer and Chief Business Officer, effective February 2, 2026. Ms. Krishnamohan previously served as a member of our board of directors from April 2025 to February 2026.

Summary Compensation Table for the Year Ended December 31, 2025

The following table presents all of the compensation awarded to, earned by or paid to our named executive officers during the year ended December 31, 2025.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Option Awards ($)(1)	Total ($)
Nima Farzan President and Chief Executive Officer	2025	590,094	473,800	(2)	5,992,846	7,056,740
Timothy Lugo(3) Former Chief Financial Officer	2025	446,419	110,800	(4)	1,089,609	1,646,828
Neil Singla, M.D. Chief Medical Officer	2025	564,438	446,119	(2)	2,441,813	3,452,370

(1)

In accordance with SEC rules, this column reflects the aggregate grant date fair value of the stock options granted during the year ended December 31, 2025. These amounts have been computed in accordance with Financial Accounting Standards Board (FASB), Accounting Standards Codification (ASC) Topic 718. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Assumptions used in the calculation of these amounts are described in Note 2 to our financial statements included elsewhere in this prospectus. These amounts do not reflect the actual economic value that may be realized by our named executive officers upon vesting or exercise of the stock options or the sale of the common stock underlying such awards.

(2)

The amounts disclosed represent discretionary bonuses earned in the year ended December 31, 2025 and paid in the first quarter of 2026. For additional information, please see the subsection titled “—Annual Bonus.”

(3)	Mr. Lugo separated from our company effective January 30, 2026. For more information, please see the subsection titled “—Employment Arrangements with our Named Executive Officers” below.
(4)

This represents the amount of Mr. Lugo’s 2025 bonus that he received in February 2026 pursuant to his separation agreement with our company, dated January 30, 2026. For more information, please see the subsections titled “—Employment Arrangements with our Named Executive Officers” and “—Potential Payments upon Termination or Change in Control” below.

Narrative to Summary Compensation Table

Annual Base Salary

Our named executive officers receive base salaries to compensate them for services rendered to us. The base salary payable to each named executive officer is intended to provide a fixed component of compensation, taking into account such named executive officer’s qualifications, experience, the scope of such named executive officer’s responsibilities and competitive market compensation paid by other companies for similar positions within the industry and geography. Base salaries are reviewed periodically and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. Our named executive officers received a salary adjustment in March 2025. The 2025 annual base salary rates for our named executive officers, following the March 2025 adjustment, are set forth in the table below.

Name	2025 Base Salary (effective March 1, 2025)
Nima Farzan	$592,250
Timothy Lugo	$448,050
Neil Singla, M.D.	$566,500

Annual Bonus

In addition to base salaries, our named executive officers are eligible to receive discretionary annual bonuses based on the achievement of certain performance criteria established and determined by our board of directors, including those related to research and development and clinical milestones and other corporate goals. The amount of any discretionary bonus is determined following the end of the year to which the bonus relates. For the year ended December 31, 2025, discretionary cash bonus targets, as a percentage of base salary, were 50% for Mr. Farzan, 40% for Mr. Lugo and 45% for Dr. Singla. The discretionary bonuses ultimately earned by our named executive officers for 2025 are reported above in the “Bonus” column of the Summary Compensation Table. Mr. Lugo received the amount of his 2025 bonus payment pursuant to his separation agreement, as further discussed under the subsection titled “—Potential Payments upon Termination or Change in Control” below.

Equity-Based Incentive Awards

Our equity-based incentive awards are designed to align our interests and those of our stockholders with those of our employees, including our named executive officers. The board of directors or an authorized committee thereof is responsible for approving equity grants.

Prior to this offering, we have granted stock options pursuant to our 2019 Stock Plan (2019 Plan), to certain of our executives. Following this offering, we will grant equity awards under the terms of our 2026 Equity Incentive Plan (2026 Plan). The terms of our equity plans are described below under the subsection titled “—Equity Benefit Plans.” Our named executive officers received the following stock option awards in the year ended December 31, 2025:

•

On February 5, 2025, our board of directors granted a refresh stock option award to each of Messrs. Farzan and Lugo and Dr. Singla, covering 4,345,913, 790,167 and 1,885,676 shares of our common stock, respectively. These awards have an exercise price of $0.86 per share and vest over a period of four years, with 25% of the shares underlying each option vesting on the one-year anniversary of the vesting commencement date, and 1/48 of the shares underlying the option vesting on a monthly basis thereafter (or if there is no corresponding day, on the last day of the month), subject to the named executive officer’s continued service with us through each vesting date.

•

On April 8, 2025, our board of directors granted additional stock option awards to each of Messrs. Farzan and Lugo and Dr. Singla, covering 874,171, 158,940, and 317,881 shares of our common stock, respectively. These awards have an exercise price of $0.86 per share and vest over a period of four years, with 25% of the shares underlying each option having vested on January 28, 2026, and 1/48 of the shares underlying the option vesting on a monthly basis thereafter (or if there is no corresponding day, on the last day of the month), subject to the named executive officer’s continued service with us through each vesting date.

•

On April 8, 2025, our board of directors also granted stock option awards to each of Messrs. Farzan and Lugo and Dr. Singla, covering 1,748,341, 317,880 and 635,760 shares of our common stock, respectively. These shares have an exercise price of $0.86 per share with vesting contingent upon the second closing of our Series B preferred stock financing, which occurred on September 16, 2025. 25% of the shares underlying each award vested on January 28, 2026, and 1/48th of the shares underlying the option will vest on a monthly basis thereafter on the 28th of each month (or if there is no corresponding day, on the last day of the month), subject to the named executive officer’s continued service with us through each vesting date.

Outstanding Equity Awards as of December 31, 2025

The following table presents the outstanding equity awards held by each named executive officer as of December 31, 2025.

	Option Awards(1)
Name	Grant Date		Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Nima Farzan	7/31/2024	(2)	7/15/2024	10,942,623	—	$0.34	7/30/2034
	2/5/2025	(2)	1/28/2025	4,345,913	—	$0.86	2/4/2035
	4/8/2025	(2)	1/28/2025	874,171	—	$0.86	4/7/2035
	4/8/2025	(3)	1/28/2026	1,748,341	—	$0.86	4/7/2035
Timothy Lugo(6)	9/3/2024	(4)	9/3/2024	663,517	1,459,740	$0.34	9/2/2034
	2/5/2025	(4)	1/28/2025	—	790,167	$0.86	2/4/2035
	4/8/2025	(4)	1/28/2025	—	158,940	$0.86	4/7/2035
	4/8/2025	(5)	1/28/2026	—	317,880	$0.86	4/7/2035
Neil Singla, M.D.	7/31/2024	(4)	4/1/2024	1,642,154	2,299,017	$0.34	7/30/2034
	2/5/2025	(4)	1/28/2025	—	1,885,676	$0.86	2/4/2035
	4/8/2025	(4)	1/28/2025	—	317,881	$0.86	4/7/2035
	4/8/2025	(5)	1/28/2026	—	635,760	$0.86	4/7/2035

(1)	All of the option awards were granted under the 2019 Plan, the terms of which plan is described below under “—Equity Benefit Plans—2019 Stock Plan.”
(2)

One-fourth of the total shares vests on the one-year anniversary of the vesting commencement date, and one-forty eighth of the total shares vests each month thereafter on the same day of the month as the vesting commencement date (or if there is no corresponding day, on the last day of the month), subject to continuous service with our company as of each such date. The option may be early exercised prior to vesting subject to a repurchase right in favor of our Company. The shares subject to this option are subject to acceleration as set forth in the applicable named executive officer’s offer letter agreement. For more information, please see the subsection titled “—Potential Payments upon Termination or Change of Control” below.

(3)

Vesting for this option grant was subject to and contingent upon the consummation of the second closing of our Series B preferred stock financing, which occurred on September 16, 2025. One-fourth of the total shares vested on January 28, 2026, and one-forty eighth of the total shares will vest each month thereafter on the 28th day of the month (or if there is no corresponding day, on the last day of the month), subject to the named executive officer’s continuous service with our company as of each such date. The option may be early exercised prior to vesting subject to a repurchase right in favor of our Company. The shares subject to this option are subject to acceleration as set forth in the applicable named executive officer’s offer letter agreement. For more information, please see the subsection titled “—Potential Payments upon Termination or Change of Control” below.
(4)

One-fourth of the total shares vests on the one-year anniversary of the vesting commencement date, and one-forty eighth of the total shares vests each month thereafter on the same day of the month as the vesting commencement date (or if there is no corresponding day, on the last day of the month), subject to the named executive officer’s continuous service with our company as of each such date. The shares subject to this option are subject to acceleration as set forth in the applicable named executive officer’s offer letter agreement. For more information, please see the subsection titled “—Potential Payments upon Termination or Change of Control” below.

(5)

Vesting for this option grant was subject to and contingent upon the consummation of the second closing of our Series B preferred stock financing, which occurred on September 16, 2025. One-fourth of the total shares vested on January 28, 2026, and one-forty eighth of the total shares will vest each month thereafter on the 28th day of the month (or if there is no corresponding day, on the last day of the month), subject to continuous service with our company as of each such date. The shares subject to this option are subject to acceleration as set forth in the applicable named executive officer’s offer letter agreement. For more information, please see the subsection titled “—Potential Payments upon Termination or Change of Control” below.

(6)

Pursuant to the Lugo Separation Agreement (as defined below), in connection with his separation from employment with our company as of January 30, 2026, Mr. Lugo received accelerated vesting of the outstanding and unvested options that would have vested had he remained in continuous service with us through February 5, 2026, and he forfeited the remaining unvested options. See “Potential Payments upon Termination or Change in Control—Mr. Lugo” below for more details.

Employment Arrangements With Our Named Executive Officers

We have entered into offer letters with each of our named executive officers. The material terms of each of these agreements are described below. These agreements provide for base salaries and incentive compensation, and each component reflects the scope of each named executive officer’s anticipated responsibilities and the individual experience they bring to our company. The employment of each of our named executive officers is “at will” and may be terminated at any time.

Mr. Farzan. We entered into an offer letter agreement with Mr. Farzan on May 28, 2024 (Farzan Offer Letter), pursuant to which Mr. Farzan was hired as our Chief Executive Officer. The agreement governs the terms of Mr. Farzan’s employment with us, has no specific term and provides for at-will employment. Pursuant to the Farzan Offer Letter, Mr. Farzan is entitled to an annual base salary of $575,000 and a discretionary annual bonus targeted at 50% of his base salary, each subject to adjustment in accordance with our employee compensation policies in effect from time to time. The Farzan Offer Letter also provides for certain severance benefits, as described below under “—Potential Payments upon Termination or Change in Control.”

Mr. Lugo. We entered into an at-will offer letter agreement with Mr. Lugo on July 15, 2024 (Lugo Offer Letter), pursuant to which Mr. Lugo was hired as our Chief Financial Officer. The agreement governed the terms of Mr. Lugo’s employment with us, had no specific term and provided for at-will employment. Pursuant to the Lugo Offer Letter, Mr. Lugo was entitled to an annual base salary of $435,000 and a discretionary annual bonus targeted at 40% of his base salary, each subject to adjustment in accordance with our employee compensation policies in effect from time to time. On January 30, 2026, we entered into a Separation Agreement with Mr. Lugo (Lugo Separation Agreement), pursuant to which Mr. Lugo separated from our company effective January 30, 2026. The severance benefits provided to Mr. Lugo under the Lugo Separation Agreement are described below under “—Potential Payments upon Termination or Change in Control.”

Dr. Singla. We entered into an offer letter agreement with Dr. Singla on March 16, 2024 (Singla Offer Letter), pursuant to which Dr. Singla was hired as our Chief Medical Officer and Executive Vice President, Head of Clinical Development. The agreement governs the terms of Dr. Singla’s employment with us, has no specific term and provides for at-will employment. Pursuant to the Singla Offer Letter, Dr. Singla is entitled to an annual base salary of $550,000 and a discretionary annual bonus targeted at 45% of his base salary, each subject to adjustment in accordance with our employee compensation policies in effect from time to time. Dr. Singla was also entitled to receive a $150,000 sign-on bonus, which was fully earned following 12 months of his active employment with us. The Singla Offer Letter also provides for certain severance benefits, as described below under “—Potential Payments upon Termination or Change in Control.”

Potential Payments Upon Termination or Change of Control

Regardless of the manner in which a named executive officer’s service terminates, each named executive officer is entitled to receive accrued and unpaid wages earned through the named executive officer’s last day of employment.

Mr. Farzan. Pursuant to the Farzan Offer Letter, if Mr. Farzan’s employment is terminated by us without “cause” or Mr. Farzan resigns for “good reason” outside of the period commencing on the date of a “change in control” (as each term is defined in the Farzan Offer Letter) and ending 12 months following a change in control (the change in control period), he will be entitled to receive an amount equal to 6 months of his base salary and payment of COBRA premiums for up to 6 months following such termination or resignation. In addition, if Mr. Farzan is terminated without cause or resigns for good reason during the change in control period, he will be entitled to receive (i) 12 months of his base salary, (ii) COBRA premiums for up to 12 months following such termination or resignation and (iii) accelerated vesting of all of his outstanding time -based equity awards. Payment of any severance benefits is subject to Mr. Farzan executing and not revoking a separation agreement and general release of claims within 60 days after his separation date.

Mr. Lugo. Pursuant to the Lugo Separation Agreement, Mr. Lugo received the following severance benefits upon his separation: (i) 5 months of his then-current base salary, (ii) payment of his 2025 annual bonus, (iii) accelerated vesting of his then-outstanding options as if he had completed service through February 5, 2026 and (iv) an extension to the post-termination exercise period for his outstanding and vested options until the earlier of (A) 12 months following his separation date, (B) the expiration date of his options or (C) any earlier date provided in the applicable equity plan.

Dr. Singla. Pursuant to the Singla Offer Letter, if Dr. Singla’s employment is terminated by us without “cause” or Dr. Singla resigns for “good reason” during the period commencing 1 month prior to a “change in control” (as each term is defined in the Singla Offer Letter) and ending 12 months following a change in control, he will be entitled to receive (i) 3 months of his base salary, (ii) COBRA premiums for up to 3 months following such termination or resignation and (iii) accelerated vesting of all of his outstanding time-based equity awards. Payment of the severance benefits is subject to Dr. Singla executing and not revoking a separation agreement and general release of claims within 60 days after his separation date.

Each of our named executive officers holds stock options that were granted subject to the general terms of our 2019 Plan. A description of the termination and change in control provisions in our 2019 Plan and applicable to the stock options granted to our named executive officers is provided below under “—Equity Benefit Plans” and above under “—Outstanding Equity Awards as of December 31, 2025” and “—Equity-Based Incentive Awards.”

Other Compensation and Benefits

All of our current named executive officers are eligible to participate in our employee benefit plans, which includes medical, dental and life insurance coverage, in each case on the same basis as all of our other employees. We pay a portion of the premiums for the medical and dental insurance, including our named executive officers. We generally do not provide perquisites or personal benefits to our named executive officers. In addition, we provide the opportunity to participate in a 401(k) plan to our employees, including each of our named executive officers, as discussed in the subsection titled “—401(k) Plan” below.

401(k) Plan

Our named executive officers are eligible to participate in a defined contribution retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may defer eligible compensation on a pre-tax or after-tax (Roth) basis, up to the statutorily prescribed annual limits on contributions under the Internal Revenue Code of 1986, as amended (Code). Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan (except for Roth contributions) and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan. Our board of directors may elect to adopt qualified or nonqualified benefit plans in the future, if it determines that doing so is in our best interests.

Equity Benefit Plans

We believe that our ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of our employees, consultants and directors with the financial interests of our stockholders. In addition, we believe that our ability to grant stock options and other equity-based awards helps us to attract, retain and motivate employees, consultants and directors, and encourages them to devote their best efforts to our business and financial success. The principal features of our equity incentive plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus forms a part.

2026 Equity Incentive Plan

Our board of directors adopted our 2026 Plan in     and our stockholders approved our 2026 Plan in     . Our 2026 Plan is a successor to and continuation of our 2019 Plan and will become effective on the execution of the underwriting agreement related to this offering. Once our 2026 Plan becomes effective, no further grants will be made under our 2019 Plan.

Types of Awards. Our 2026 Plan provides for the grant of ISOs to employees, including employees of any parent or subsidiary, and for the grant of NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of stock awards to employees, directors, and consultants, including employees and consultants of our affiliates.

Authorized Shares. Initially, the maximum number of shares of our common stock that may be issued under our 2026 Plan after it becomes effective will be     shares, which is the sum of: (i)     new shares, plus (ii)     shares available for issuance under the 2019 Plan, plus (iii) up to     returning shares as such shares become available from time to time. In addition, the number of shares of our common stock reserved for issuance under our 2026 Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2027 (assuming the 2026 Plan becomes effective in 2026) through January 1, 2036, in an amount equal to  % of the total number of shares of our capital stock outstanding (including shares of our common stock and shares issuable upon the exercise of prefunded warrants) on the last day of the calendar month before the date of each automatic increase, or a lesser number of shares determined by our board of directors. The maximum number of shares of our common stock that may be issued on the exercise of ISOs under our 2026 Plan is     shares.

Shares subject to stock awards granted under our 2026 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, do not reduce the number of shares available for issuance under our 2026 Plan. Additionally, shares become available for future grant under our 2026 Plan if they were issued under stock awards under our 2026 Plan if we repurchase them or they are forfeited. This includes shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors (referred to herein as the plan administrator), will administer our 2026 Plan. Our board of directors may also delegate to one or more persons or bodies the authority to do one or more of the following (i) designate recipients (other than officers) of specified stock awards provided that no person or body may be delegated authority to grant a stock award to themselves; (ii) determine the number of shares subject to such stock award; and (iii) determine the terms of such stock awards. Under our 2026 Plan, our board of directors has the authority to determine and amend the terms of awards and underlying agreements, including recipients, the exercise, purchase or strike price of stock awards, if any, the number of shares subject to each stock award, the vesting schedule applicable to the awards, together with any vesting acceleration and the form of consideration, if any, payable on exercise or settlement of the award.

In addition, subject to the terms of the 2026 Plan, the administrator also has the power to modify outstanding awards under our 2026 Plan, including the authority to reprice any outstanding option or stock appreciation right, cancel and re-grant any outstanding option or stock appreciation right in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any materially adversely affected participant.

Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2026 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2026 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an option holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the option is not exercisable after the expiration of five years from the date of grant.

Restricted Stock Unit Awards. Restricted stock units are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock units may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of our common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the 2026 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

Performance Awards. The 2026 Plan permits the grant of performance-based stock and cash awards. The plan administrator may structure awards so that the shares of our stock, cash, or other property will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. The performance criteria that will be used to establish such performance goals may be based on any one of, or combination of, the following as determined by the plan administrator: earnings (including earnings per share and net earnings); earnings before interest, taxes and depreciation; earnings before interest, taxes, depreciation and amortization; total stockholder return; return on equity or average stockholder’s equity; return on assets, investment, or capital employed; share price; margin (including gross margin); income (before or after taxes); operating income; operating income after taxes; pre-tax profit; operating cash flow; sales or revenue targets; increases in revenue or product revenue; expenses and cost reduction goals; improvement in or attainment of working capital levels; economic value added (or an equivalent metric); market share; cash flow; cash flow per share; share price performance; debt reduction; customer satisfaction; stockholder’s equity; capital expenditures; debt levels; operating profit or net operating profit; workforce diversity; growth of net income or operating income; billings; financing; regulatory milestones; stockholder liquidity; corporate governance and compliance; intellectual property; personnel matters; progress of internal research; progress of partnered programs; partner satisfaction; budget management; partner or collaborator achievements; internal controls, including those related to the Sarbanes-Oxley Act of 2002; investor relations, analysts and communication; implementation or completion of projects or processes; employee retention; number of users, including unique users; strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property); establishing relationships with respect to the marketing, distribution and sale of the Company’s products; supply chain achievements; co-development, co-marketing, profit sharing, joint venture or other similar arrangements; individual performance goals; corporate development and planning goals; and other measures of performance selected by the plan administrator.

The performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, we will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles. In addition, we retain the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the goals. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid to any non-employee director with respect to any fiscal year following the year in which the underwriting agreement for this offering is executed, including stock awards granted and cash fees paid by us to such non-employee director, will not exceed $     in total value, or in the event such non-employee director is first appointed or elected to the board of directors during such fiscal year, $     in total value (in each case, calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes).

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (i) the class and maximum number of shares reserved for issuance under the 2026 Plan; (ii) the class and maximum number of shares by which the share reserve may increase automatically each year; (iii) the class and maximum number of shares that may be issued on the exercise of ISOs; and (iv) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. The following applies to stock awards under the 2026 Plan in the event of a corporate transaction, unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.

In the event of a corporate transaction (as defined in the 2026 Plan), any stock awards outstanding under the 2026 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the transaction (contingent upon the effectiveness of the transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the transaction). With respect to performance awards with multiple vesting levels depending on performance level, unless otherwise provided by an award agreement or by the plan administrator, the award will accelerate at 100% of target. If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then with respect to any such stock awards that are held by persons other than current participants, such awards will terminate if not exercised (if applicable) prior to the effective time of the transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the transaction. The plan administrator is not obligated to treat all stock awards or portions of stock awards in the same manner and is not obligated to take the same actions with respect to all participants.

In the event a stock award will terminate if not exercised prior to the effective time of a transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the value of the property the participant would have received upon the exercise of the stock award over (ii) any exercise price payable by such holder in connection with such exercise.

Under our 2026 Plan, a corporate transaction is defined to include: (i) a sale of all or substantially all of our assets; (ii) the sale or disposition of more than 50% of our outstanding securities; (iii) the consummation of a merger or consolidation where we do not survive the transaction; and (iv) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding before such transaction are converted or exchanged into other property by virtue of the transaction, unless otherwise provided in an award agreement or other written agreement between us and the award holder.

Change in Control. In the event of a change in control, as defined under our 2026 Plan, awards granted under our 2026 Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement.

Under the 2026 Plan, a change in control is defined to include (i) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock; (ii) a merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity); (iii) a sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders; and (iv) an unapproved change in the majority of the board of directors.

Clawback. All awards granted under the 2026 Plan will be subject to recoupment in accordance with any clawback policy that we are required to adopt pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, our board of directors may impose such other clawback, recovery or recoupment provisions in a stock award agreement as our board of directors determines necessary or appropriate.

Transferability. A participant may not transfer stock awards under our 2026 Plan other than by will, the laws of descent and distribution, or as otherwise provided under our 2026 Plan.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our 2026 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopted our 2026 Plan. No stock awards may be granted under our 2026 Plan while it is suspended or after it is terminated.

2026 Employee Stock Purchase Plan

Our board of directors adopted our ESPP in     and our stockholders approved our ESPP in    . The ESPP will become effective upon the execution of the underwriting agreement for this offering. The purpose of the ESPP is to secure and retain the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. Our ESPP will include two components. One component will be designed to allow eligible U.S. employees to purchase our ordinary shares in a manner that may qualify for favorable tax treatment under Section 423 of the Code. The other component will permit the grant of purchase rights that do not qualify for such favorable tax treatment in order to allow deviations necessary to permit participation by eligible employees who are foreign nationals or employed outside of the United States while complying with applicable foreign laws.

Share Reserve. Following this offering, the ESPP authorizes the issuance of     shares of our common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, beginning on January 1, 2027 (assuming the ESPP becomes effective in 2026) through January 1, 2036, by the lesser of (i)   % of the total number of shares of our capital stock outstanding on the last day of the calendar month before the date of the automatic increase (including shares of our common stock and shares issuable upon the exercise of prefunded warrants); and (ii)     shares; provided that before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (i) and (ii). As of the date hereof, no shares of our common stock have been purchased under the ESPP.

Administration. Our board of directors, or a duly authorized committee thereof, will administer our ESPP. Our board of directors may delegate concurrent authority to administer the ESPP to our compensation committee under the terms of the compensation committee’s charter. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined in the ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share that is at least the lesser of (i) 85% of the fair market value of a share of our common stock on the first date of an offering; or (ii) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (i) customary employment with us or one of our affiliates for more than 20 hours per week and more than five months per calendar year; or (ii) continuous employment with us or one of our affiliates for a minimum period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value under Section 424(d) of the Code.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, the board of directors will make appropriate adjustments to: (i) the number of shares reserved under the ESPP; (ii) the maximum number of shares by which the share reserve may increase automatically each year; (iii) the number of shares and purchase price of all outstanding purchase rights; and (iv) the number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of certain significant corporate transactions (as defined in the ESPP), including: (i) a sale of all or substantially all of our assets; (ii) the sale or disposition of more than 50% of our outstanding securities; (iii) the consummation of a merger or consolidation where we do not survive the transaction; and (iv) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within ten business days before such corporate transaction, and such purchase rights will terminate immediately.

ESPP Amendment or Termination. Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

2019 Stock Plan

Our board of directors adopted, and our stockholders approved, our 2019 Plan in December 2019. Our 2019 Plan was most recently amended in January 2025. The 2019 Plan will be terminated on the date the 2026 Plan becomes effective, and thereafter no further stock awards will be granted under the 2019 Plan. However, any outstanding stock awards granted under the 2019 Plan will remain outstanding, subject to the terms of our 2019 Plan and award agreements, until such outstanding options are exercised or until any stock awards terminate or expire by their terms.

Types of Awards. Our 2019 Plan allows for the direct award or sale of shares and for the grant of incentive stock options (ISOs), to employees, including employees of any subsidiary or parent, and grants of nonstatutory stock options (NSOs) to our employees, directors and consultants, including employees and consultants of our affiliates.

Authorized Shares. Subject to certain capitalization adjustments, the maximum number of shares of common stock that may be issued pursuant to stock awards under the 2019 Plan will not exceed 71,195,118 shares of our common stock. The shares may be authorized but unissued shares or treasury shares. As of December 31, 2025, only options have been granted under the 2019 Plan.

Shares previously issued under our 2019 Plan that are required by us will be added to the number of shares then available for issuance under the 2019 Plan. In the event that shares that otherwise would have been issuable under the 2019 Plan are withheld by us in payment of the purchase price, exercise price or withholding taxes, such shares will remain available for issuance under the 2019 Plan. In the event that shares subject to stock awards expire or are cancelled, such shares will be added to the number of shares then available for issuance under the 2019 Plan.

Administration. Our board of directors or one or more duly authorized committees of our board of directors (referred to herein as the plan administrator) administers our 2019 Plan and the stock awards granted under it. Under our 2019 Plan, the plan administrator has full authority and discretion to take any actions it deems necessary or advisable to administer the 2019 Plan.

Options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2019 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant (or 110% of the fair market value for certain major stockholders). Options granted under the 2019 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the 2019 Plan, up to a maximum of 10 years (or five years, for certain major stockholders). The plan administrator shall determine the effect on a stock award of the disability, death, retirement, authorized leave of absence, or any other change or purported change in a holder’s status.

The purchase price or exercise price of shares issued under the 2019 Plan will be payable in cash or cash equivalents. The plan administrator may also permit payment through (i) services rendered, (ii) promissory note, (iii) surrender of stock, (iv) if the stock is publicly traded, a broker-assisted cashless exercise, (v) net exercise or (vi) any other form of payment permitted by Delaware law.

Options generally are not transferable except by (i) a beneficiary designation or (ii) will or the laws of descent and distribution. A stock option agreement may also provide that a nonstatutory stock option may be transferrable by gift or domestic relations order.

Corporate Transactions. Our 2019 Plan provides that in the event of a merger or consolidation, or in the event of a sale of all or substantially all of the Company’s stock or assets, all outstanding awards will be treated in the manner described in the definitive transaction agreement (or if there is no definitive transaction action, in a manner determined by our board of directors). Such treatment may include one or more of the following:

•	continuation of the award by the Company (if the Company is the surviving corporation);

•	assumption of an option by the surviving corporation or its parent;

•	substitution of the option by the surviving corporation or its parent for a new option;

•

cancellation of the option in exchange for a payment for the vested portion of the option equal to (A) the value of the property received by the holder of a share of stock as a result of the transaction over (B) the per-share exercise price of the option;

•	cancellation of the option without payment, provided that the optionee will be notified of such treatment and given an opportunity to exercise the option (to the extent vested) during a period of not less than 5 business days preceding the effective date of the transaction, unless (A) a shorter period is required to permit a timely closing of the transaction and (B) such shorter period still offers the optionee a reasonable opportunity to exercise the option;

•

suspension of the optionee’s right to exercise the option during a limited period of time preceding the closing of the transaction if such suspension is administratively necessary to permit the closing of the transaction; and

•	termination of the optionee’s right to early exercise.

The board of directors also has the discretion to accelerate, in whole or part, the vesting and exercisability of awards in connection with a corporate transaction.

Capitalization Adjustments. In the event of certain changes in our capitalization, (i) the number and kind of shares available for future grant, (ii) the number and kind of shares covered by each outstanding option, (iii) the exercise price under each outstanding option and the purchase price applicable to any unexercised stock purchase right and (iv) any repurchase price will be proportionately adjusted and such adjustment shall occur automatically.

Plan Amendment or Termination. Our board of directors may amend, suspend, or terminate the 2019 Plan at any time. Unless terminated sooner, the 2019 Plan will automatically terminate January 26, 2035. No stock awards may be granted under the 2019 Plan while it is suspended or after it is terminated.

Non-Employee Director Compensation

The following table sets forth information regarding the compensation earned by or paid to our non-employee directors during fiscal year ended December 31, 2025. Mr. Farzan, our President and Chief Executive Officer, is also a member of our board of directors, but does not receive any additional compensation for service as a director. Ms. Krishnamohan was appointed as our Chief Financial Officer and Chief Business Officer in February 2026 following the separation of our former Chief Financial Officer, Mr. Lugo, from our company in January 2026. The compensation earned by or paid to Mr. Farzan as a named executive officer for the fiscal year ended December 31, 2025 is set forth above under “Executive and Director Compensation—Summary Compensation Table for the Year Ended December 31, 2025.”

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)	All Other Compensation ($)(3)	Total ($)
Timothy P. Walbert	100,000	387,025	3,180	490,205
Neha Krishnamohan(4)	37,500	583,122	—	620,622
Deborah Palestrant, Ph.D.	—	—	—	—
Kevin Raidy	—	—	—	—
Beth Seidenberg, M.D.	—	—	—	—
James B. Tananbaum, M.D.	—	—	—	—

(1)

Amounts reflect the full grant-date fair value of stock options granted during the year ended December 31, 2025 computed in accordance with FASB ASC Topic 718, rather than the amounts paid to or realized by the non-employee director. See Notes 2 and 9 to our financial statements included elsewhere in this prospectus for a discussion of the assumptions used in the calculation.

(2)

As of December 31, 2025, the aggregate number of shares underlying outstanding options to purchase shares of our common stock held by our non-employee directors was 2,118,903 held by Mr. Walbert and 678,049 held by Ms. Krishnamohan. None of our other non-employee directors held options to purchase shares of our common stock as of December 31, 2025. None of our non-employee directors held other unvested stock awards as of December 31, 2025.

(3)	Amounts represent travel expenses paid by us on behalf of Mr. Walbert.

(4)	In February 2026, Ms. Krishnamohan resigned from our board of directors and was appointed as our Chief Financial Officer and Chief Business Officer.

Non-Employee Director Compensation Policy

We intend to adopt a non-employee director compensation policy, pursuant to which our non-employee directors will be eligible to receive compensation for service on our board of directors and committees of our board of directors, to be effective following the closing of this offering.

Limitations of Liability and Indemnification Matters

Our amended and restated certificate of incorporation that will become effective immediately prior to the closing of this offering limits the liability of our current and former directors and officers for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors and officers of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors or officers, except liability for:

•	any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	as a director, unlawful payments of dividends or unlawful stock repurchases or redemptions;

•	as an officer, derivative claims brought on behalf of the corporation by a stockholder; or

•	any transaction from which the director or officer derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation will authorize us to indemnify our directors, officers, employees, and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers, and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines, and settlement amounts incurred by any of these individuals in any action or proceeding.

We believe that the amended and restated certificate of incorporation, amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (Securities Act), may be permitted for directors, executive officers, or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

At present, there is no pending litigation or proceeding involving any of our directors, executive officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from them. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a Rule 10b5-1 plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy and any applicable Rule 10b5-1 guidelines.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2023, to which we have been a party, in which the amount involved in the transaction exceeded the lesser of $120,000 or 1% of the average of our total assets as of December 31, 2024 and 2025, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock at the time of such transaction, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described in the sections titled “Executive and Director Compensation” and “Executive and Director Compensation—Non-Employee Director Compensation.”

Series A-2 Preferred Stock Financing

In October 2023, we issued and sold to investors, in connection with our Series A-2 convertible preferred stock private placement financing (Series A-2 Financing), an aggregate of 72,327,505 shares of our Series A-2 convertible preferred stock (Series A-2 Preferred) at a purchase price of $0.89869 per share for aggregate cash proceeds of approximately $65.0 million.

The following table summarizes the shares of Series A-2 Preferred issued to holders of more than 5% of our capital stock and entities affiliated with our directors, in each case, at the time of the Series A-2 Financing.

Participants	Series A-2 Preferred	Aggregate Purchase Price
Entities affiliated with Westlake BioPartners(1)	33,381,925	$30,000,002.20
Entities affiliated with Foresite Capital(2)	25,036,443	22,500,000.98
Entities affiliated with 5AM Ventures(3)	11,127,308	10,000,000.44

(1)

Consists of (i) 2,225,462 shares of Series A-2 Preferred purchased by Westlake BioPartners Fund I, L.P.; (ii) 8,901,847 shares of Series A-2 Preferred purchased by Westlake BioPartners Opportunity Fund I, L.P.; and (iii) 22,254,616 shares of Series A-2 Preferred purchased by Westlake BioPartners Fund II, L.P. Entities affiliated with Westlake BioPartners hold more than 5% of our outstanding stock. Dr. Seidenberg, a member of our board of directors, is a managing director of Westlake BioPartners.

(2)

Consists of (i) 10,014,577 shares of Series A-2 Preferred purchased by Foresite Capital Fund V, L.P.; (ii) 10,014,577 shares of Series A-2 Preferred purchased by Foresite Capital Opportunity Fund V, L.P.; and (iii) 5,007,289 shares of Series A-2 Preferred purchased by Foresite Capital Fund VI LP. Entities affiliated with Foresite Capital hold more than 5% of our outstanding stock. Dr. Tananbaum, a member of our board of directors, is the founder and chief executive officer of Foresite Capital.

(3)

Consists of (i) 5,563,654 shares of Series A-2 Preferred purchased by 5AM Opportunities II, L.P.; and (ii) 5,563,654 shares of Series A-2 Preferred purchased by 5AM Ventures VI, L.P. Entities affiliated with 5AM Ventures hold more than 5% of our outstanding capital stock. Dr. Palestrant, a member of our board of directors, is a partner at 5AM Ventures.

Common Stock Issuances

In February 2024, we issued and sold to entities affiliated with Westlake BioPartners an aggregate of 990,244 shares of our common stock at a purchase price of $0.34 per share for aggregate cash proceeds of approximately $0.2 million. 509,623 shares of our common stock were purchased by Westlake BioPartners Fund I, L.P., 179,604 shares of our common stock were purchased by Westlake BioPartners Opportunity Fund I, L.P. and 301,017 shares of our common stock were purchased by Westlake BioPartners Fund II, L.P. Entities affiliated with Westlake BioPartners hold more than 5% of our outstanding capital stock. Dr. Seidenberg, a member of our board of directors, is a managing director at Westlake BioPartners.

Series B Preferred Stock Financing

From January to September 2025, we issued and sold to investors, in connection with our Series B convertible preferred stock private placement financing (Series B Financing), an aggregate of 95,364,024 shares of our Series B convertible preferred stock (Series B Preferred) at a purchase price of $1.5729 per share for aggregate cash proceeds of approximately $150.0 million.

The following table summarizes the shares of Series B Preferred issued to holders of more than 5% of our capital stock and entities affiliated with our directors, in each case, at the time of the Series B Financing.

Participants	Series B Preferred	Aggregate Purchase Price
Entities affiliated with Blue Owl Healthcare(1)	19,072,806	$29,999,998.03
Westlake BioPartners Fund II, L.P.(2)	9,536,403	14,999,999.01
5AM Opportunities II, L.P.(3)	9,536,403	14,999,999.01
Entities affiliated with Foresite Capital(4)	9,536,401	14,999,995.87

(1)

Consists of (i) 18,406,281 shares of Series B Preferred purchased by Blue Owl Healthcare Opportunities IV LP; and (ii) 666,525 shares of Series B Preferred purchased by Blue Owl Healthcare Opportunities EF IV LP. Entities affiliated with Blue Owl Healthcare hold more than 5% of our outstanding stock. Mr. Raidy, a member of our board of directors, is a senior managing director of Blue Owl Healthcare.

(2)	Entities affiliated with Westlake BioPartners hold more than 5% of our outstanding stock. Dr. Seidenberg, a member of our board of directors, is a managing director at Westlake BioPartners.
(3)	Entities affiliated with 5AM Ventures hold more than 5% of our outstanding capital stock. Dr. Palestrant, a member of our board of directors, is a partner at 5AM Ventures.
(4)

Consists of (i) 2,860,920 shares of Series B Preferred purchased by Foresite Capital Fund V, L.P.; (ii) 1,907,280 shares of Series B Preferred purchased by Foresite Capital Opportunity Fund V, L.P.; and (iii) 4,768,201 shares of Series B Preferred purchased by Foresite Capital Fund VI LP. Entities affiliated with Foresite Capital hold more than 5% of our outstanding stock. Dr. Tananbaum, a member of our board of directors, is the founder and chief executive officer of Foresite Capital.

Consulting Agreements

In April 2025, we entered into a consulting agreement with Nancy Stagliano, Ph.D. (Stagliano Consulting Agreement), following Dr. Stagliano’s resignation as the chair of our board of directors, pursuant to which Dr. Stagliano provides ad hoc advisory and business development services to us. In connection with the Stagliano Consulting Agreement, Dr. Stagliano has continued to vest in all of her outstanding options granted under the 2019 Plan, which include: (i) an option to purchase 572,997 shares of our common stock at a per share exercise price of $0.18; (ii) an option to purchase 276,507 shares of our common stock at a per share exercise price of $0.32; (iii) an option to purchase 247,561 shares of our common stock at a per share exercise price of $0.34; and (iv) an option to purchase 75,000 shares of our common stock at a per share exercise price of $0.86. We may terminate the Stagliano Consulting Agreement, with or without cause, upon five days’ prior written notice to Dr. Stagliano. We did not pay any consulting fees to Dr. Stagliano during the year ended December 31, 2025.

In June 2023, we entered into a consulting agreement (Wasserman Consulting Agreement) with Scott Wasserman, M.D. following Dr. Wasserman’s resignation as our Chief Executive Officer, pursuant to which Dr. Wasserman provided ad hoc advisory services to us. In connection with the Wasserman Consulting Agreement, until the termination of the Wasserman Consulting Agreement on November 22, 2024, Dr. Wasserman continued to vest in all of his outstanding options granted under the 2019 Plan, which included: (i) an option to purchase 3,491,989 shares of our common stock at a per share exercise price of $0.18; and (ii) an option to purchase 1,106,029 shares of our common stock at a per share exercise price of $0.32. We did not pay any consulting fees to Dr. Wasserman during the years ended December 31, 2023 and December 31, 2024.

Investor Agreements

In connection with our convertible preferred stock financings, we entered into investors’ rights, right of first refusal and co-sale and voting agreements, which contain, among other things, registration rights, information rights, voting rights and rights of first refusal, with certain holders of our capital stock, including entities affiliated with 5AM Ventures, entities affiliated with Blue Owl Healthcare, entities affiliated with Foresite Capital and entities affiliated with Westlake BioPartners. These agreements will terminate upon the closing of this offering, except for the registration rights granted under our investors’ rights agreement, as more fully described in the section titled “Description of Capital Stock—Registration Rights.” See also the section titled “Principal Stockholders” for additional information regarding beneficial ownership of our capital stock.

Employment Arrangements and Indemnification Agreements

We have entered into employment agreements with certain of our executive officers. For more information regarding these agreements with our named executive officers, see the section titled “Executive and Director Compensation—Employment Arrangements with Our Named Executive Officers.”

Our amended and restated certificate of incorporation upon the closing of this offering will contain provisions limiting the liability of directors, and our amended and restated bylaws that will be in effect upon the closing of this offering will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws upon the closing of this offering will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board.

In addition, we have entered, and intend to enter, into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them. For more information regarding these agreements, see the section titled “Executive and Director Compensation—Limitations of Liability and Indemnification Matters.”

Stock Option Grants to Directors and Executive Officers

We have granted stock options to our directors and executive officers, as more fully described in the section titled “Executive and Director Compensation.”

Policies and Procedures for Related Party Transactions

Prior to the closing of this offering, we will adopt a written related person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and continuing oversight of “related person transactions.” For purposes of our policy only, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years. Transactions involving compensation for services provided to us as an employee, consultant or director are not considered related person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than 5% of any class of our voting securities, including any of their immediate family members and affiliates, and entities owned or controlled by such persons or entities in which such person has a 5% or greater beneficial ownership interest.

Under the policy, where a transaction has been identified as a related person transaction, management must present information regarding the proposed related person transaction to our audit committee (or, where review by our audit committee would be inappropriate for reasons of conflict of interest or otherwise, to another independent body of our board of directors) for review. The presentation must include a description of, among other things, all of the parties thereto, the direct and indirect interests of the related persons, the purpose of the transaction, the material facts, the benefits of the transaction to us and whether any alternative transactions are available, an assessment of whether the terms are comparable to the terms available from unrelated third parties or to employees generally and management’s recommendation. To identify related person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related person transactions, our audit committee or another independent body of our board of directors takes into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties.

In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our capital stock as of     , 2026, as adjusted to reflect the sale of our common stock offered by us in this offering assuming no exercise of the underwriters’ option to purchase additional shares, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership before the offering is based on     shares of our common stock outstanding as of     , 2026, assuming the conversion of all outstanding shares of our convertible preferred stock into     shares of our common stock upon the closing of this offering. Applicable percentage ownership after the offering is based on the sale of     shares of our common stock in this offering, assuming no exercise by the underwriters of their option to purchase additional shares. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable within 60 days of     , 2026. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Latigo Biotherapeutics, Inc., 1300 Rancho Conejo Boulevard, Suite 305, Thousand Oaks, California 91320. We believe, based on information provided to us, that each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

The following table does not reflect any potential purchases by our executive officers, directors, their affiliated entities or holders of more than 5% of our common stock in this offering or any equity awards granted to our executive officers or directors contingent on this offering. If any shares are purchased by and to the extent any such equity awards have been granted to these persons or entities, the number and percentage of shares of our common stock beneficially owned by them after this offering will differ from the amounts set forth in the following table.

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percentage		Number	Percentage
5% or Greater Stockholders:
Entities affiliated with Westlake BioPartners(1)			%			%
Entities affiliated with Foresite Capital(2)			%			%
Entities affiliated with 5AM Ventures(3)			%			%
Entities affiliated with Blue Owl Healthcare(4)			%			%

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percentage		Number	Percentage
Named Executive Officers and Directors:			%			%
Nima Farzan(5)
Timothy Lugo(6)			%			%
Neil Singla, M.D.(7)			%			%
Timothy P. Walbert(8)			%			%
Deborah Palestrant, Ph.D.			%			%
Kevin Raidy			%			%
Beth Seidenberg, M.D.			%			%
James B. Tananbaum, M.D.			%			%
All directors and executive officers as a group (9 persons)(9)			%			%

*	Represents beneficial ownership of less than 1%.
(1)

Consists of (i)(a)    shares of common stock, (b)    shares of common stock issuable upon conversion of our Series Seed preferred stock, (c)    shares of common stock issuable upon conversion of our Series A preferred stock, and (d)    shares of common stock issuable upon conversion of our Series A-2 preferred stock held by Westlake BioPartners Fund I, L.P. (Fund I), (ii)(a)    shares of common stock and (b)    shares of common stock issuable upon conversion of our Series A-2 preferred stock held by Westlake BioPartners Opportunity Fund I, L.P. (Opportunity Fund), and (iii)(a)    shares of common stock, (b)    shares of common stock issuable upon conversion of our Series A-2 preferred stock and (c)    shares of common stock issuable upon conversion of our Series B preferred stock held by Westlake BioPartners Fund II, L.P. (Fund II). The general partners of Fund I, Opportunity Fund and Fund II are Westlake BioPartners GP I, LLC (GP I), Westlake BioPartners Opportunity GP I, LLC (Opportunity GP) and Westlake BioPartners GP II, LLC (GP II), respectively. GP I may be deemed to share voting and dispositive power with regard to the shares held directly by Fund I. Beth Seidenberg, M.D., a member of our board of directors, is the sole managing director of GP I and has voting and dispositive power over the shares held by Fund I. Opportunity GP may be deemed to share voting and dispositive power with regard to the shares held directly by Opportunity Fund. Dr. Seidenberg is the sole managing director of Opportunity GP and has voting and dispositive power over the shares held by Opportunity Fund. GP II may be deemed to share voting and dispositive power with regard to the shares held directly by Fund II. Dr. Seidenberg is the managing director of GP II and has voting and dispositive power over the shares held by Fund II. The principal business address of each of the foregoing entities is 3075 Townsgate Rd., Suite 140, Westlake Village, California 91361.

(2)

Consists of (i)(a)    shares of common stock issuable upon conversion of our Series A-2 preferred stock and (b)    shares of common stock issuable upon conversion of our Series B preferred stock held by Foresite Capital Fund V, L.P. (Fund V), (ii)(a)    shares of common stock issuable upon conversion of our Series A-2 preferred stock and (b)    shares of common stock issuable upon conversion of our Series B preferred stock held by Foresite Capital Opportunity Fund V, L.P. (Opportunity Fund V) and (iii)(a)    shares of common stock issuable upon conversion of our Series A-2 preferred stock and (b)    shares of common stock issuable upon conversion of our Series B preferred stock held by Foresite Capital Fund VI LP (Fund VI). Foresite Capital Management V, LLC (FCM V) is the general partner of Fund V and may be deemed to have sole voting and dispositive power over the securities held by Fund V. Foresite Capital Opportunity Management V, LLC (FCOM V) is the general partner of Opportunity Fund V and may be deemed to have sole voting and dispositive power over the shares held by Opportunity Fund V. Foresite Capital Management VI, LLC (FCM VI) is the general partner of Fund VI and may be deemed to have sole voting and dispositive power over the securities held by Fund VI. James B. Tananbaum, M.D., a member of our board of directors, is the sole managing member of FCM V, FCOM V and FCM VI and may be deemed to have sole voting and dispositive power over the securities held by Fund V, Opportunity Fund V and Fund VI, respectively. Each of Fund V, Opportunity Fund V, Fund VI and Dr. Tananbaum disclaims beneficial ownership of such securities. The principal business address of Dr. Tananbaum and each of the foregoing entities is 900 Larkspur Landing Circle, Suite 150, Larkspur, California 94939.

(3)

Consists of (i)(a)    shares of common stock issuable upon conversion of our Series A preferred stock and (b)    shares of common stock issuable upon conversion of our Series A-2 preferred stock held by 5AM Ventures VI, L.P. (5AM Ventures VI) and (ii)(a)    shares of common stock issuable upon conversion of our Series A-2 preferred stock and (b)    shares of common stock issuable upon conversion of our Series B preferred stock held by 5AM Opportunities II, L.P. (5AM Opportunities, and, together with 5AM Ventures VI, 5AM Ventures). 5AM Partners VI, LLC (Partners VI), is the sole general partner of 5AM Ventures VI and 5AM Opportunities II (GP), LLC (Opportunities II GP) is the sole general partner of 5AM Opportunities. Dr. Kush M. Parmar and Andrew J. Schwab are the managing members of each Partners VI and Opportunities II GP and may be deemed to have shared voting and investment power over the securities beneficially owned by 5AM Ventures VI and 5AM Opportunities. Each of Partners VI, Opportunities II GP,

Dr. Parmar and Mr. Schwab disclaims beneficial ownership of such securities. The principal business address of 5AM Ventures is 4 Embarcadero Center, Suite 3110, San Francisco, California 94111.
(4)

Consists of (i)    shares of common stock issuable upon conversion of our Series B preferred stock held by Blue Owl Healthcare Opportunities IV LP (Blue Owl IV) and (ii)    shares of common stock issuable upon conversion of our Series B preferred stock held by Blue Owl Healthcare Opportunities EF IV LP (Blue Owl IV EF, and, together with Blue Owl IV, the Blue Owl Healthcare Holders). Blue Owl Healthcare Opportunities Advisors LLC, an indirect subsidiary of Blue Owl Capital Holdings LP, is the investment manager of the Blue Owl Healthcare Holders and exercises voting and investment power through an investment committee comprised of Kevin Raidy (a member of our board of directors), Timothy Anderson, Sandip Agarwala and Brandyn Itzkowitz, each of whom disclaims beneficial ownership of such securities. The principal business address of the Blue Owl Healthcare Holders is c/o Blue Owl Healthcare Advisers LLC, 399 Park Avenue, 38th Floor, New York, New York 10022.

(5)	Consists of (i) shares of common stock and (ii) shares of common stock subject to options held by Mr. Farzan that are exercisable within 60 days of , 2026.
(6)	Consists of shares of common stock subject to options held by Mr. Lugo that are exercisable within 60 days of , 2026.
(7)	Consists of shares of common stock subject to options held by Dr. Singla that are exercisable within 60 days of , 2026.
(8)	Consists of shares of common stock subject to options held by Mr. Walbert that are exercisable within 60 days of , 2026.
(9)	Consists of (i) the shares described in notes (5) – (8) above and (ii) shares of common stock subject to options held by Ms. Krishnamohan that are exercisable within 60 days of , 2026.

DESCRIPTION OF CAPITAL STOCK

Upon the filing of our amended and restated certificate of incorporation and the closing of this offering, our authorized capital stock will consist of     shares of our common stock, par value $0.0001 per share, and     shares of preferred stock, par value $0.0001 per share. All of our authorized preferred stock upon the closing of this offering will be undesignated. The following is a summary of the rights of our common and preferred stockholders and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to and upon the closing of this offering, respectively, and of the Delaware General Corporation Law (DGCL). This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the DGCL.

Common Stock

Outstanding Shares

As of March 31, 2026, we had      shares of our common stock outstanding held of record by      stockholders. This amount excludes our outstanding shares of convertible preferred stock, which will convert      into shares of our common stock in connection with the closing of this offering. Based on the number of shares of our common stock outstanding as of March 31, 2026, and assuming (i) the conversion of all of our outstanding shares of convertible preferred stock, (ii) the issuance by us of      shares of our common stock in this offering and (iii) no exercise by the underwriters of their option to purchase additional shares, there will be      shares of our common stock outstanding upon the closing of this offering.

Voting

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of stockholders, except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law. There are no cumulative voting rights.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, the holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding-up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights, Preferences and Privileges

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable

All of our outstanding shares of our common stock are, and the shares of our common stock to be issued in this offering will be, fully paid and nonassessable.

Convertible Preferred Stock

As of March 31, 2026, there were     shares of convertible preferred stock outstanding, held of record by     stockholders.

In connection with the closing of this offering, all outstanding shares of convertible preferred stock will convert into     shares of our common stock.

Under the amended and restated certificate of incorporation that will become effective immediately prior to the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to     shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Stock Options

As of March 31, 2026,     shares of our common stock were issuable upon the exercise of outstanding stock options, issued under our 2019 Plan, at a weighted-average exercise price of $     per share. For information regarding the terms of our equity incentive plans, see the section titled “Executive and Director Compensation—Equity Benefit Plans.”

Registration Rights

Upon the closing of this offering, certain holders of     shares of our common stock, including those issuable upon the conversion of preferred stock, will be entitled to rights with respect to the registration of these securities under the Securities Act. These rights are provided under the terms of an amended and restated investors’ rights agreement (investors’ rights agreement) between us and holders of our preferred stock. These shares are collectively herein referred to as registrable securities. The investors’ rights agreement includes demand registration rights, Form S-3 registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under this agreement will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Form S-1 Demand Registration Rights

Beginning 180 days after the effective date of the registration statement of which this prospectus is a part, certain holders of registrable securities are entitled to demand registration rights. Under the terms of the investors’ rights agreement, we will be required, upon the request of the holders of at least a majority of our outstanding registrable securities, as defined in the investors’ rights agreement, to file a registration statement with respect to outstanding registrable securities having an anticipated aggregate offering price to the public, net of selling expenses, of at least $50.0 million, and use commercially reasonable efforts to effect the registration of all or a portion of their registrable securities for public resale. We are not obligated to take any action in response to such request (i) during the period that is estimated to be 60 days before the date of filing and 180 days after the effective date of a company-initiated registration, (ii) if we have already effected two registrations pursuant to such requests for registration on Form S-1 or (iii) if the initiating holders propose to dispose of shares of registrable securities that may be immediately registered on Form S-3. Additionally, if we furnish to the holders requesting such registration a certificate signed by our chief executive officer stating that, in the good faith judgment of our board of directors, it would be materially detrimental to us and our stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization or other similar transaction involving us, (ii) require premature disclosure of material information that we have a bona fide business purpose for preserving as confidential, or (iii) render us unable to comply with requirements under the Securities Act or Exchange Act, then we shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than 90 days after the request of the initiating holders is given; provided, however, that we may not invoke this right more than once in any 12-month period and we may not register any securities for our own account or that of any other stockholder during such 90 day period other than an excluded registration, as defined in the investors’ rights agreement.

Form S-3 Demand Registration Rights

Pursuant to the investors’ rights agreement, if we are eligible to file a registration statement on Form S-3, we will be required, upon request of the holders of at least 10% of our outstanding registrable securities, as defined in the investors’ rights agreement, to register their registrable securities under the Securities Act so long as the total amount of registrable shares requested to be registered has an anticipated aggregate offering price to the public, net of selling expenses, of at least $50.0 million. We are not obligated to take any action in response to such request during the period that is estimated to be 30 days before the date of filing and 90 days after the effective date of a company-initiated registration. We are required to effect only two registrations in any twelve-month period pursuant to this provision of the investors’ rights agreement. Additionally, if we furnish to the holders requesting such registration a certificate signed by our chief executive officer stating that, in the good faith judgment of our board of directors, it would be materially detrimental to us and our stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization or other similar transaction involving us, (ii) require premature disclosure of material information that we have a bona fide business purpose for preserving as confidential, or (iii) render us unable to comply with requirements under the Securities Act or Exchange Act, then we shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than 90 days after the request of the initiating holders is given; provided, however, that we may not invoke this right more than once in any 12-month period and we may not register any securities for our own account or that of any other stockholder during such 90 day period other than an excluded registration.

Piggyback Registration Rights

If we propose to register any of our securities under the Securities Act in another offering, either for our own account or for the account of other security holders, the holders of registrable securities will be entitled to notice of the registration and will be entitled to include their shares of our common stock in the registration, subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares included in such registration under specified circumstances.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Delaware Anti-Takeover Law

We are subject to Section 203 of the DGCL (Section 203). Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a “business combination” to include (subject to exceptions):

•	any merger or consolidation involving the corporation or any direct or indirect majority-owned subsidiary of the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder (in one transaction or a series of transactions);

•

any transaction that results in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any stock of the corporation or of such subsidiary to the interested stockholder;

•

any transaction involving the corporation or any direct or indirect majority-owned subsidiary of the corporation that has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit, directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person who, together with the person’s affiliates and associates, beneficially owns, or within the three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to and upon the closing of this offering, respectively, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•

permit our board of directors to issue up to     shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•

provide that the board of directors or any individual director may only be removed with cause and the affirmative vote of the holders of at least 66-2/3% of the voting power of all of our then outstanding common stock;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes with each class serving three-year staggered terms;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

•

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of our common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•

provide that special meetings of our stockholders may be called only by the Chair of the board, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors;

•

provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware and any appellate court therefrom shall be the sole and exclusive forum for: (i) any derivative claim or cause of action brought on our behalf, (ii) any claim or cause of action that is based upon a violation of a duty owed by any of our current or former director, officer, employees or stockholder, to us or our stockholders; (iii) any claim or cause of action against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our bylaws; (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our bylaws; (v) any claim or cause of action as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any claim or cause of action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees governed by the internal-affairs doctrine or otherwise related to our internal affairs, in all cases to the fullest extent permitted by applicable law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants; provided, however, that if the designation of such court as the sole and exclusive forum for a claim or action referred to in foregoing clauses (i) through (vi) would violate applicable law, then the United States District Court for the District of Delaware shall be the sole and exclusive forum for such claim or cause of action; and

•

provide that unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters for any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least 66-2/3% of our then-outstanding common stock.

Exchange Listing

We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “LTGO.” We believe that upon the closing of this offering, we will meet the standards for listing on Nasdaq, and the closing of this offering is contingent upon such listing.

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock will be     . The transfer agent and registrar’s address is     .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Furthermore, because only a limited number of shares of our common stock will be available for sale shortly after this offering due to certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after such restrictions lapse, or the anticipation of such sales, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future. Although we intend to apply to have our common stock listed on the Nasdaq Global Market, we cannot assure you that there will be an active public market for our common stock.

Following the closing of this offering, based on the number of shares of our common stock outstanding as of March 31, 2026 and assuming (i) the issuance of shares of our common stock in this offering, (ii) the conversion of all outstanding shares of our convertible preferred stock into     shares of our common stock, which will automatically occur upon the closing of the offering, and (iii) no exercise of the underwriters’ option to purchase additional shares, we will have an aggregate of approximately     shares of our common stock outstanding.

Of these shares, all shares of our common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares of our common stock purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act or any shares subject to lock-up agreements. Shares purchased by our affiliates would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining shares of our common stock outstanding after this offering will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, each of which is summarized below and, if subject to lock-up agreements, may only be sold after the expiration of the 180-day lock-up period. We expect that substantially all of these shares will be subject to a 180-day lock-up period under the lock-up and market stand-off agreements described below.

We may issue shares of our common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event any such acquisition, investment or other transaction is significant, the number of shares of our common stock that we may issue may also be significant. We may also grant registration rights covering those shares of our common stock issued in connection with any such acquisition, investment or other transaction.

In addition, shares of our common stock that are either subject to outstanding options or reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements described below and Rules 144 and 701 under the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described below.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates will be entitled to sell shares on expiration of the lock-up agreements described below. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•

the average weekly trading volume in our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale, provided in each case that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject to the expiration of the lock-up agreements described below and in the section titled “Underwriting.”

Form S-8 Registration Statement

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding stock options and common stock issued or issuable under the 2019 Plan, the 2026 Plan and the ESPP. We expect to file the registration statement covering shares offered pursuant to these stock plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Lock-Up Agreements

We, our directors, executive officers and the holders of substantially all of our equity securities, have agreed with the underwriters that for a period of 180 days after the date of this prospectus,

subject to specified exceptions as detailed further in the section titled “Underwriting,” we or they will not, except with the prior written consent of Goldman Sachs & Co. LLC, Jefferies LLC and Leerink Partners LLC, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to sale or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, request or demand that we file a registration statement related to our common stock, or enter into any swap or other agreement that transfers to another, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock. Substantially all of our optionholders are subject to a market stand-off agreement with us, which imposes similar restrictions.

Upon expiration of the lock-up period, certain of our stockholders will have the right to require us to register their shares under the Securities Act. See the sections titled “Registration Rights” below and “Description of Capital Stock—Registration Rights.”

Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Registration Rights

Upon the closing of this offering and the expiration or release from the terms of applicable lock-up agreements, holders of an aggregate of     shares of our common stock, which includes all of the shares of our common stock issuable upon the conversion of our convertible preferred stock immediately prior to the closing of this offering, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares subsequently purchased by affiliates. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

Rule 10b5-1 Sales Plans

After the closing of this offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership, and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, the alternative minimum tax provisions of the Code, or the special tax accounting rules under Section 451(b) of the Internal Revenue Code of 1986, as amended (the Code), and does not address any estate or gift tax consequences or any tax consequences arising under any state, local, or non-U.S. tax laws, or any other U.S. federal tax laws. This discussion is based on the Code and applicable Treasury Regulations promulgated thereunder, published rulings and administrative pronouncements of the Internal Revenue Service (the IRS), and judicial decisions, all as in effect as of the date hereof. These authorities are subject to differing interpretations and may change, possibly with retroactive effect, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under U.S. federal income tax laws, including but not limited to:

•	certain former citizens or long-term residents of the United States;

•	“controlled foreign corporations”;

•	“passive foreign investment companies”;

•	“foreign controlled foreign corporations”;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	banks, financial institutions, investment funds, real estate investment trusts, insurance companies, brokers, dealers, or traders in securities or foreign currencies;

•	tax-exempt organizations and governmental organizations;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	persons that own, or have owned, actually or constructively, more than 5% of our stock at any time;

•	persons who have elected to mark securities to market;

•	persons holding our common stock as part of a hedging or conversion transaction or straddle, a constructive sale, or other risk reduction strategy or integrated investment;

•	persons who acquire our common stock through the exercise of an employee option or otherwise as compensation; and

•	corporations organized outside of the United States, any state thereof and the District of Columbia that are nonetheless treated as U.S. taxpayers for U.S. federal income tax purposes.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of the partnership and the partners thereof generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, OR NON-U.S. TAX LAWS, ANY OTHER U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

Definition of Non-U.S. Holder

For purposes of this discussion, the term “non-U.S. holder” means any beneficial owner of our common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (as defined in the Code) who have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Distributions on Our Common Stock

As described in the section titled “Dividend Policy,” we have not paid dividends on our common stock and do not anticipate paying dividends on our common stock for the foreseeable future. However, if we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts that exceed our current and accumulated earnings and profits and, therefore, are not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our common stock, but not below zero. Any amount distributed in excess of basis will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under the subsection titled “—Gain on Disposition of Our Common Stock” below.

Subject to the discussions below regarding effectively connected income, backup withholding and Sections 1471 through 1474 of the Code (commonly referred to as Foreign Account Tax Compliance Act (FATCA)), dividends paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or our paying agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) and satisfy applicable certification and other requirements. This certification must be provided to us or our paying agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and, if required by an applicable tax treaty, are attributable to such holder’s permanent establishment in the United States), the non-U.S. holder generally will be exempt from U.S. federal withholding tax, provided such non-U.S. holder complies with applicable certification and disclosure requirements. To claim the exemption, the non-U.S. holder generally must furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent. However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other taxable disposition of our common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our common stock constitutes a United States real property interest (USRPI), by reason of our status as a United States real property holding corporation (USRPHC), for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock, and our common stock is not regularly traded on an established securities market as defined by applicable Treasury Regulations.

The determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of worldwide real property interests and our other assets used or held for use in a trade or business. We believe that we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not become a USRPHC in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a non-U.S. holder will not be subject to U.S. federal income tax if our common stock is “regularly traded” (as defined by applicable Treasury Regulations) on an established securities market. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (unless an applicable income tax treaty provides for different treatment) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, but such gain may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply regardless of whether such distributions constitute dividends and even if no withholding was required. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on, or the gross proceeds of a disposition of, our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the applicable withholding agent has actual knowledge, or reason to know, that the holder is a United States person who is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

FATCA

FATCA imposes a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to certain U.S. source payments such as dividends paid on our common stock. Under applicable Treasury Regulations and administrative guidance, withholding under FATCA would have applied to payments of gross proceeds from the sale or other disposition of stock, but under proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on such proposed regulations pending finalization), no withholding would apply with respect to payments of gross proceeds.

Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, Jefferies LLC, Leerink Partners LLC and Guggenheim Securities, LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Jefferies LLC
Leerink Partners LLC
Guggenheim Securities, LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional      shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase      additional shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC, Jefferies LLC and Leerink Partners LLC. This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares of our common stock. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “LTGO”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on     , in the over-the-counter market or otherwise.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $     . We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $     .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which have been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant State at any time:

(a)	to any legal entity which is a “qualified investor” as defined under Article 2 of the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

(a)

where the offer is conditional on the admission of shares of common stock to trading on the London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(a) of Schedule 1 of the POATR);

(b)	to any qualified investor as defined under paragraph 15 of Schedule 1 of the POATR;

(c)	to fewer than 150 persons (other than qualified investors as defined under paragraph 15 of Schedule 1 of the POATR), subject to obtaining the prior consent of the representative for any such offer; or

(d)	in any other circumstances falling within Part 1 of Schedule 1 of the POATR.

For the purposes of this provision, the expression an “offer to the public” in relation to shares of common stock in the United Kingdom means the communication to any person which presents sufficient information on: (a) the shares of common stock to be offered; and (b) the terms on which they are to be offered, to enable an investor to decide to buy or subscribe for the shares and the expressions “POATR” means the Public Offers and Admissions to Trading Regulations 2024.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions, and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

No shares have been offered or sold, and no shares may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (SFO) and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the shares has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the shares may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the shares will be required, and is deemed by the acquisition of the shares, to confirm that he is aware of the restriction on offers of the shares described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any shares in circumstances that contravene any such restrictions.

Singapore

This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018.

Any reference to the “SFA” is a reference to the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time and a reference to any term as defined in the SFA or any provision in the SFA is a reference to that term or provision as modified or amended from time to time including by such of its subsidiary legislation as may be applicable at the relevant time.

The shares are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

The offering of the Shares in Switzerland is exempt from requirement to prepare and publish a prospectus under the Swiss Financial Services Act (FinSA) because such offering is made to professional clients within the meaning of the FinSA only and the shares will not be admitted to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. This prospectus does not constitute a prospectus pursuant to the FinSA, and no such prospectus has been or will be prepared for or in connection with the offering of the shares.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948 of Japan, as amended, the “FIEA”), and the underwriters will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan.

Brazil

The offer and sale of the shares have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No 160, dated 13 July 2022, as amended (CVM Resolution 160) or unauthorized distribution under Brazilian laws and regulations. The shares may only be offered to Brazilian professional investors (as defined by applicable CVM Regulation), who may only acquire the shares through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these shares on regulated securities markets in Brazil is prohibited.

LEGAL MATTERS

The validity of the shares of our common stock being offered by this prospectus will be passed upon for us by Cooley LLP, San Diego, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham  & Watkins LLP, New York, New York.

EXPERTS

The financial statements as of December 31, 2025 and 2024 and for the years then ended included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of our common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection at the website of the SEC referred to above. We also maintain a website at www.latigobio.com, at which, following the closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. We have included our website in this prospectus solely as a textual reference. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Latigo Biotherapeutics, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Latigo Biotherapeutics, Inc. (the “Company”) as of December 31, 2025 and 2024, and the related statements of operations and comprehensive loss, of redeemable convertible preferred stock and stockholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred net losses and negative cash flows from operations since inception that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Diego, California

March 27, 2026

We have served as the Company’s auditor since 2025.

LATIGO BIOTHERAPEUTICS, INC.

Balance Sheets

(in thousands, except share and per share amounts)

	As of December 31,
	2024	2025

ASSETS
Current assets:
Cash and cash equivalents	$17,918	$69,437
Restricted cash	—	$192
Prepaid expenses and other current assets	3,246	4,200

Total current assets	21,164	73,829
Operating lease right-of-use assets	759	625
Property and equipment, net	651	446
Other assets	290	616

Total assets	$22,864	$75,516

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$7,068	$5,015
Accrued expenses and other current liabilities	6,980	12,868
Operating lease liabilities, current	387	563

Total current liabilities	14,435	18,446
Operating lease liabilities, non-current	464	127
Other long-term liabilities	35	35

Total liabilities	14,934	18,608

Commitments and contingencies (Note 6)
Redeemable convertible preferred stock: $0.0001 par value per share, 169,033,104 shares and 264,397,134 shares authorized at December 31, 2024 and 2025, respectively; 169,033,104 shares and 264,397,128 shares issued and outstanding as of December 31, 2024 and 2025, respectively; aggregate liquidation preference of $137,899 and $287,899 at December 31, 2024 and 2025, respectively	137,529	288,582
Stockholders’ deficit:
Common stock, $0.0001 par value per share, 230,000,000 and 342,000,000 shares authorized at December 31, 2024 and 2025, respectively; 5,280,354 shares and 5,643,973 shares issued and outstanding at December 31, 2024 and 2025, respectively	—	—
Additional paid-in capital	4,365	11,457
Accumulated deficit	(133,964)	(243,131)

Total stockholders’ deficit	(129,599)	(231,674)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$22,864	$75,516

LATIGO BIOTHERAPEUTICS, INC.

Statements of Operations and Comprehensive Loss

(in thousands, except per share amounts)

	Year Ended December 31,
	2024	2025
Operating expenses:
Research and development	$56,784	$99,530
General and administrative	6,667	10,862

Total operating expenses	63,451	110,392

Loss from operations	(63,451)	(110,392)
Interest income	(2,264)	(2,943)
Change in fair value of preferred stock tranche liability	—	1,674
Other (income) expense, net	(4)	44

Total other income, net	(2,268)	(1,225)

Net loss and comprehensive loss	$(61,183)	$(109,167)

Net loss and comprehensive loss per share — basic and diluted	$(14.02)	$(20.12)

Weighted-average number of shares used in computing net loss per share — basic and diluted	4,363	5,427

The accompanying notes are an integral part of these financial statements.

LATIGO BIOTHERAPEUTICS, INC.

Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except for share data)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2023	169,033,104	$137,529	3,464,633	$—	$1,238	$(72,781)	$(71,543)
Issuance of Common stock	—	—	990,244	—	337	—	337
Issuance of common stock upon exercise of stock options	—	—	90,184	—	20	—	20
Issuance of common stock upon early exercise of stock options	—	—	735,293	—	—	—	—
Stock-based compensation expense	—	—	—	—	2,770	—	2,770
Net Loss	—	—	—	—	—	(61,183)	(61,183)

Balance at December 31, 2024	169,033,104	137,529	5,280,354	—	4,365	(133,964)	(129,599)
Issuance of Series B redeemable convertible preferred stock, net of preferred stock tranche liability of $458 and issuance costs of $566	63,576,017	98,976	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock upon settlement of preferred stock tranche liability, net of issuance costs of $53	31,788,007	52,077	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	363,619	—	117	—	117
Vesting of early exercised stock options	—	—	—	—	250	—	250
Stock-based compensation expense	—	—	—	—	6,725	—	6,725
Net loss	—	—	—	—	—	(109,167)	(109,167)

Balance at December 31, 2025	264,397,128	$288,582	5,643,973	$—	$11,457	$(243,131)	$(231,674)

LATIGO BIOTHERAPEUTICS, INC.

Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2024	2025

Cash flows from operating activities:
Net loss	$(61,183)	$(109,167)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash lease expense	327	444
Depreciation	244	249
Stock-based compensation expense	2,770	6,725
Change in fair value of preferred stock tranche liability	—	1,674
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(2,159)	(979)
Other assets	98	(234)
Accounts payable	5,752	(1,961)
Accrued expenses and other current liabilities	3,548	6,138
Operating lease liabilities	(352)	(446)

Net cash used in operating activities	(50,955)	(97,557)

Cash flows from investing activities:
Purchases of property and equipment	(72)	(136)

Net cash used in investing activities	(72)	(136)

Cash flows from financing activities:
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs paid	—	149,379
Proceeds from issuance of common stock upon exercise of stock options	270	117
Proceeds from issuance of common stock	337	—

Net cash provided by financing activities	607	149,496

Net (decrease) increase in cash and cash equivalents	(50,420)	51,803
Cash, and cash equivalents and restricted cash, beginning of year	68,338	17,918

Cash, and cash equivalents and restricted cash, end of year	$17,918	$69,721

Supplemental cash flow information:
Right-of-use assets obtained in exchange for operating lease liabilities	$—	$310

Supplemental disclosure for non-cash investing and financing activities:
Settlement of Series B redeemable convertible preferred stock tranche liability	$—	$2,132
Reclassification from liability to equity upon vesting of early exercised stock options	$—	$250
Property and equipment held in accounts payable	$92	$—

The accompanying notes are an integral part of these financial statements.

LATIGO BIOTHERAPEUTICS, INC.

Notes to the Financial Statements

1. Organization

Description of Business

Latigo Biotherapeutics, Inc. (Latigo or the Company) is a clinical-stage biotechnology company committed to developing innovative non-opioid pain medicines designed to rapidly and effectively stop the transmission of pain without the risk of addiction.

The Company was incorporated in Delaware in November 2018, under the name Desmond, Inc. In December 2019, the Company changed its name to Latigo Biotherapeutics, Inc. The Company is headquartered in Thousand Oaks, California.

Liquidity

As of December 31, 2025, the Company had cash and cash equivalents of $69.4 million. The Company has incurred net losses and negative cash flows from operations since inception. The Company has incurred net losses of $61.2 million and $109.2 million for the years ended December 31, 2024 and 2025, respectively. The net cash used in operating activities was $51.0 million and $97.6 million for the years ended December 31, 2024 and 2025, respectively.

The Company believes that the existing cash and cash equivalents are not sufficient to meet the anticipated operating and capital expenditure requirements for the 12 months following the date of these financial statements. As a result, there is substantial doubt regarding the Company’s ability to continue as a going concern. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The accompanying financial statements do not reflect any adjustments relating to the recoverability and reclassifications of assets and liabilities that might be necessary if the Company is unable to continue as a going concern.

The Company has historically funded its operations primarily through the issuance of convertible promissory notes, demand notes and redeemable convertible preferred stock. The Company expects to continue to incur substantial losses for the foreseeable future, and its ability to achieve and sustain profitability will depend on the successful development, approval and commercialization of any product candidates it may develop, and on the achievement of sufficient revenue to support its cost structure. The Company may never achieve profitability and, unless and until it does, it will need to continue to raise additional capital. The Company will need to raise significant additional capital to fund ongoing research and development activities and maintain future operations. The Company’s management plans to monitor expenses and may raise additional capital through a combination of public and private equity. The Company’s ability to access capital when needed is not assured and, if capital is not available to the Company when, and in the amounts, needed, on the terms which are favorable, the Company could be required to delay, scale back, or abandon some or all of its planned development programs and other operations, which could materially harm the Company’s business, financial condition and results of operations.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (ASC) and Accounting Standards Updates (ASUs) of the Financial Accounting Standards Board (FASB).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures reported in the financial statements and accompanying notes. These estimates form the basis for judgments the Company makes about the carrying values of assets and liabilities that are not readily apparent from other sources. Management bases its estimates on historical experience and various other relevant assumptions believed to be reasonable under the circumstances. Significant estimates and assumptions reflected within these financial statements include, but are not limited to, useful lives of property and equipment, the rate used in determining the present value of lease payments, fair value of assets and liabilities, research and development accruals, the valuation of the Company’s common stock and stock-based awards granted under the Company’s stock-based compensation plan, the valuation of the preferred stock tranche liability, uncertain tax positions and the valuation allowance for deferred income tax assets. Actual results may differ from these estimates and assumptions.

Segment Information

The Company operates and manages its business as one reportable and operating segment. Operating segments are defined as components of an enterprise where separate financial information is evaluated regularly by the chief operating decision maker (CODM) in deciding how to allocate resources and assess performance. The Company’s CODM is the Chief Executive Officer, who reviews financial information on a company-wide basis for purposes of allocating resources and assessing financial performance.

Concentration of Credit Risks

The Company is exposed to credit risk in the event of default by the financial institutions holding its cash and cash equivalents to the extent recorded in the balance sheet. Financial instruments, which potentially subject the Company to a concentration of credit risk, consist primarily of cash and cash equivalents. The Company invests its cash equivalents in money market funds. Cash and cash equivalents may be held in financial institutions in amounts that exceed federally insured limits, and the Company has not experienced any losses on such accounts and does not believe it is exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Risk and Uncertainties

The Company is subject to risks and uncertainties common to early-stage companies in the pharmaceutical and biotechnology industry, including, but not limited to, the outcome of clinical trials, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technologies, compliance with government regulations, ability to secure additional capital to fund operations and potential delays associated with the Company’s anticipated and planned trials. The Company is subject to a number of risks similar to other clinical stage biopharmaceutical companies, including, but not limited to, changes in any of the following areas that the Company believes could have a material adverse effect on its future financial position or results of operations: risks related to the successful discovery and development of its product candidates, ability to raise additional capital, development of new technological innovations by its competitors and delay or inability to obtain drug substance and finished drug product from the Company’s third-party contract manufacturers necessary for the Company’s product candidates, protection of intellectual property rights, litigation or claims against the Company based on intellectual property rights and regulatory clearance and market acceptance for any of the Company’s product candidates for which the Company receives marketing approval.

Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization of a product. These efforts require significant amounts of additional capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

Moreover, the Company is subject to risks and uncertainties as a result of global business, political and macroeconomic events and conditions, including increasing financial market volatility and uncertainty, inflation, interest rate fluctuations, uncertainty with respect to the federal budget and debt ceiling and potential government shutdowns related thereto, potential instability in the global banking system, cybersecurity events, the impact of war or military conflict, including regional conflicts around the world, and public health pandemics. The extent to which business, political and macroeconomic factors, including increasing financial market volatility and uncertainty, will impact the Company’s business will depend on future developments that are highly uncertain and cannot be predicted at this time.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The extent to which the increasing financial market volatility and uncertainty may directly or indirectly impact the financial statements is highly uncertain and subject to change.

Cash, and Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash equivalents are reported at fair value. At December 31, 2024 and 2025, the Company’s cash equivalents are in money market funds.

A reconciliation of cash, and cash equivalents and restricted cash reported in the Company’s balance sheets to the amount reported within its statements of cash flows was as follows (in thousands):

	December 31,
	2024	2025
Cash and cash equivalents	$17,918	$69,437
Restricted cash	—	284

Total cash, and cash equivalents and restricted cash	$17,918	$69,721

Restricted cash is comprised of cash that is restricted as to withdrawal or use under the terms of certain contractual agreements. The Company did not have any restricted cash reported as of December 31, 2024. Restricted cash as of December 31, 2025 consists of $0.3 million related to the Company’s lease of office space in San Francisco, California. Restricted cash balances are classified as current or non-current based on the expected duration of the restriction.

Property and Equipment, Net

Property and equipment is recorded at cost, less accumulated depreciation. Depreciation and amortization are computed using the straight-line method over the shorter of estimated useful lives of the assets or the respective lease term. The estimated useful life of each asset category is as follows:

Fixed Assets Category	Estimated Useful Life
Laboratory equipment and furniture	3 - 5 years
Leasehold improvements	Shorter of remaining lease term or estimated useful life

Depreciation begins at the time the asset is placed in service. Maintenance and repairs are expensed as incurred. Upon sale or retirement of assets, the cost and related accumulated depreciation is removed from the balance sheet and the resulting gains and losses are reflected in the statements of operations and comprehensive loss.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of these assets is measured by comparing the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate over its remaining life. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. There have been no impairments of the Company’s long-lived assets in the periods presented.

Operating Leases

At inception of a contract, the Company determines whether an arrangement is or contains a lease. For each lease, the Company determines the classification as either an operating lease or a financing lease. Lease recognition occurs at the lease commencement date and lease liability amounts are determined based on the present value of lease payments over the lease term. The lease term may include options to extend or terminate the lease only when it is reasonably certain that the Company will exercise that option.

The Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments if the Company’s leases do not provide an implicit rate. The Company determines its incremental borrowing rate based on the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term, an amount equal to the lease payments in a similar economic environment. Right-of-use (ROU) assets represent the Company’s right to use underlying assets for the lease term and operating lease liabilities represent the Company’s obligation to make lease payments under the lease. ROU assets are measured as the lease liability plus initial direct costs and prepaid lease payments, less lease incentives granted by the lessor.

The Company elected to apply the practical expedient of combining lease and non-lease components for the real estate lease asset class. Fixed lease payments on operating leases are recognized as lease expense over the expected term of the lease on a straight-line basis. Variable lease expenses that are not considered fixed are recognized as incurred.

In addition, the Company elected the short-term lease practical expedient that allows the lessee to not record a lease liability and ROU asset for all leases with a term of 12 months or less.

As of December 31, 2024 and 2025, the Company did not have any material finance leases.

Redeemable Convertible Preferred Stock

The Company records all shares of redeemable convertible preferred stock at their respective fair values on the dates of issuance, less issuance costs and, if applicable, net of preferred stock tranche liabilities. In the event of a deemed liquidation event, the holders of shares of redeemable convertible preferred stock then outstanding shall be entitled to be paid a certain liquidation preference out of the assets of the Company available for distribution to its stockholders. Redeemable convertible preferred stock is classified outside of stockholders’ deficit on the balance sheet as certain deemed liquidation events are not solely within the Company’s control.

The Company has not adjusted the carrying values of its redeemable convertible preferred stock to the liquidation preferences because of the uncertainty of whether or when such an event would occur. As of December 31, 2024 and 2025, it was not probable that such a deemed liquidation event would occur.

Preferred Stock Tranche Liability

The purchase agreements for the Company’s Series B redeemable convertible preferred stock provide the Company an obligation to issue additional shares of Series B redeemable convertible preferred stock in subsequent closings.

The Company’s obligation to issue additional shares of Series B redeemable convertible preferred stock at a future date was determined to be a freestanding instrument that should be accounted for as a liability. At initial recognition, the Company recorded the preferred stock tranche liability on the balance sheet at fair value. The preferred stock tranche liability is subject to remeasurement at each subsequent reporting date until settled, with changes in fair value recognized as a component of other income (expense) in the statements of operations and comprehensive loss.

Immediately prior to the settlement of the preferred stock tranche liability in September 2025 the Company remeasured the preferred stock tranche liability. The preferred stock tranche liability was then settled and the Series B redeemable convertible preferred stock was recorded at fair value, less issuance costs.

Research and Development

Research and development costs are expensed as incurred. Research and development expenses consist primarily of costs related to research, design, development, clinical trials, regulatory activities, medical affairs activities, salaries and benefits of research and development personnel, and allocated facility-related expenses. Payments made prior to the receipt of goods and services to be used in research and development are deferred and recognized as expense in the period in which the related goods are received or services are rendered.

The Company has entered into various agreements with outsourced contract manufacturing and development vendors. The Company estimates accrued research and development expenses as of each balance sheet date based on facts and circumstances known at that time. At each balance sheet date, the Company confirms the accuracy of its estimates with internal personnel and external service providers, and makes adjustments, if necessary. Research and development accruals are estimated based on the level of services performed, progress of the studies, including the phase or completion of events, and contracted costs. The estimated costs of research and development services provided, but not yet invoiced, are included in accrued expenses on the balance sheets. If the actual timing of the performance of services or the level of effort varies from the original estimates, the Company will adjust the accrual accordingly. Payments made under these arrangements in advance of the performance of the related services are recorded as prepaid expenses and other current assets until the services are rendered. To date, there have been no material adjustments to the Company’s estimates of accrued research and development expenses.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits, including stock-based compensation expense; professional fees for legal, accounting, auditing, tax and consulting services; travel expenses; and facility-related expenses, which include expenses for rent and maintenance of facilities and other operating costs. The Company expenses all general and administrative expenses as incurred.

Stock-Based Compensation

The Company accounts for share-based payments at fair value. The grant date fair value of options granted is measured using the Black-Scholes option pricing model. Option awards vest based on the satisfaction of a service requirement and stock-based compensation expense is recorded on a straight-line basis over the applicable service period, which is generally four years. For performance-based stock options, the Company will assess the probability of performance conditions being achieved in each reporting period. The amount of stock-based compensation expense recognized in any one period related to performance-based stock options can vary based on the achievement or anticipated achievement of the performance conditions. Forfeitures are recognized in the period in which the forfeiture occurs.

The Company permits certain employees to exercise stock options prior to vesting. Shares issued upon early exercise are subject to a repurchase right that lapses as the underlying options vest. Proceeds received from early exercise of unvested options are recorded as a liability until the underlying shares vest, at which time the liability is reclassified to additional paid-in capital. The early exercise of options does not accelerate recognition of stock-based compensation expense.

Income Taxes

The Company utilizes the asset and liability approach to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that these assets may not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences representing net future deductible amounts become deductible.

The Company recognizes uncertain tax positions taken or expected to be taken on a tax return. Tax positions are initially recognized when it is more likely than not that the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is more likely than not of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and relevant facts. Judgment is required to evaluate uncertain tax positions. The evaluations are based on a number of factors, including changes in facts and circumstances, changes in tax law, correspondence with tax authorities during the course of the audit, and effective settlement of audit issues.

The Company’s policy is to include penalties and interest expense related to income taxes as a component of income tax expense, as necessary.

Comprehensive Loss

Comprehensive loss represents all changes in stockholders’ deficit except those resulting from distributions to stockholders. There was no difference between net loss and comprehensive loss for the years ended December 31, 2024 and 2025.

Net Loss Per Share Attributable to Common Stockholders

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, without consideration of potentially dilutive securities. Diluted net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common stock and potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, redeemable convertible preferred stock, stock options, and common stock subject to repurchase related to unvested early exercise of stock options are considered potentially dilutive securities.

Basic and diluted net loss attributable to common stockholders per share is presented in conformity with the two-class method required for participating securities as the redeemable convertible preferred stock is considered a participating security because it participates in dividends with common stock. The Company also considers the shares issued upon the early exercise of stock options subject to repurchase to be participating securities because holders of such shares have non-forfeitable dividend rights in the event a dividend is paid on common stock. The holders of all series of redeemable convertible preferred stock and the holders of early exercised shares subject to repurchase do not have a contractual obligation to share in the Company’s losses. As such, the net loss was attributed entirely to common stockholders. Because the Company has reported a net loss for all periods presented, diluted net loss per share is the same as basic net loss per share for those periods because the impact of potentially dilutive securities would be anti-dilutive.

Accounting Pronouncements Recently Adopted

The Company is an “emerging growth company,” as defined in the Securities Act of 1933, as amended (Securities Act). Under the Jumpstart Our Business Startups Act of 2012, an emerging growth company has the option to adopt new or revised accounting guidance either (i) within the same periods as otherwise applicable to public business entities, or (ii) within the same time periods as non-public business entities, including early adoption when permissible. With the exception of accounting guidance the Company elected to early adopt, when permissible, the Company has elected to adopt new or revised accounting guidance within the same time periods as non-public business entities.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), which enhances the disclosures required for income taxes in annual financial statements. The amendment is effective for annual reporting beginning with the fiscal year ending December 31, 2025. Beginning with the Company’s 2025 annual reporting, the Company adopted, through prospective application, ASU 2023-09, which requires that a public entity disclose specific categories in its annual income tax rate reconciliation table and provide additional qualitative information for reconciling items representing at least 5% of pre-tax income or loss from continuing operations, using the federal statutory tax rate. The standard also requires an annual breakdown of income taxes paid by jurisdiction (i.e., federal, state and foreign), with further disaggregation by jurisdictions representing at least 5% of total income taxes paid (See Note 10. Income Taxes).

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, aimed at enhancing the clarity and usefulness of segment disclosure. This update requires public business entities to disclose significant segment expenses that contribute to profitability measures and provide more detailed reconciliations to enhance user understanding. The disclosures required under ASU 2023-07 are also required for public entities with a single reportable segment. The Company adopted ASU 2023-07 for its fiscal year ended December 31, 2024 (See Note 12. Segment Reporting).

Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), which requires that a public entity disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation and (d) intangible asset amortization included in each relevant expense caption presented on the face of the income statement. The standard also requires an entity to disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively as well as disclose the total amount of selling expenses and, annually, the entity’s definition of selling expenses. ASU 2024-03 will be effective for annual periods beginning after December 15, 2026, with either retrospective or prospective application. The standard allows for early adoption of these requirements; the Company is currently evaluating the disclosure impacts of its adoption.

3. Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability, or an exit price, in the principal or most advantageous market for that asset or liability in an orderly transaction between market participants on the measurement date. In accordance with the authoritative guidance on fair value measurements and disclosures under U.S. GAAP, the Company discloses and recognizes the fair value of its assets and liabilities using a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). Financial instruments include cash and cash equivalents, accounts payable and accrued expenses that approximate fair value due to their relatively short maturities.

The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

Level 1—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

Level 3—Unobservable inputs that are significant to the measurement of the fair value of the assets or liabilities that are supported by little or no market data.

The carrying amounts of the Company’s financial instruments for the periods ended December 31, 2024 and 2025, other than the preferred stock tranche liability, approximate fair value due to their relatively short maturities.

Fair Value of Financial Assets

The following tables set forth the fair value of the Company’s financial assets, which consists of cash equivalents, that were measured on a recurring basis (in thousands):

	December 31, 2024
	Fair Value Hierarchy Level	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Money market funds	Level 1	$12,036	$—	$—	$12,036

	December 31, 2025
	Fair Value Hierarchy Level	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Money market funds	Level 1	$67,478	$—	$—	$67,478

There has been no transfer between levels of the fair value measurement hierarchy during the periods presented.

Preferred Stock Tranche Liability

The fair value of the preferred stock tranche liability was based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy.

The preferred stock tranche liability was valued as a forward contract. The value was determined using a probability-weighted present value calculation. In determining the fair value of the preferred stock tranche liability obligation, estimates and assumptions impacting the fair value included the per share estimated fair value of the Company’s Series B redeemable convertible preferred stock, discount rates, estimated time to tranche closing, and probability of the second tranche closing.

The following reflects the significant quantitative inputs used in the valuation of the preferred stock tranche liability at the initial closing and the second tranche closing of the Series B preferred stock financing:

	Initial closing
	January	March
Implied fair value of Series B redeemable convertible preferred stock	$1.56	$1.54
Discount rate	4.24%	4.24%
Time to tranche closing (years)	0.67	0.58
Probability of tranche closing	100.00	100.00

Upon settlement of the preferred stock tranche liability in September 2025, the fair value of the Series B redeemable convertible preferred stock was $1.64.

The following provides a roll forward of the fair value of the preferred stock tranche liability measured at fair value on a recurring basis using Level 3 significant unobservable inputs (in thousands):

2025
Beginning balance, January 1	$—
Issuance	458
Change in fair value	1,674
Settlement	(2,132)

Ending balance, December 31	$—

4. Balance Sheet Components

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,
	2024	2025
Prepaid Clinical Research Organizations (CRO) expenses	$2,739	$1,434
Clinical deposits	—	2,016
Other prepaid expenses	507	750

Total prepaid expenses and other current assets	$3,246	$4,200

Property and equipment, net, consisted of the following (in thousands):

	December 31,
	2024	2025
Laboratory equipment	$1,190	$1,200
Office furniture and fixtures	66	100

	1,256	1,300
Less: Accumulated depreciation	(605)	(854)

Total property and equipment, net	$651	$446

Depreciation expense was $0.2 million for both of the years ended December 31, 2024 and 2025.

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31,
	2024	2025
Accrued research and development expenses	$4,444	$8,364
Accrued bonus expense	1,679	3,892
Early option exercise liability	250	—
Accrued consulting and professional services	190	266
Accrued compensation and benefits expenses	345	311
Other accrued expenses	72	35

Total accrued expenses and other current liabilities	$6,980	$12,868

5. Leases

Operating Leases

In June 2021, the Company entered into an operating lease for 7,638 square feet of office and research and development space in Thousand Oaks, California. The lease term is for approximately 5.3 years, with no renewal option. Upon commencement of the lease, on October 1, 2021, the Company recognized a ROU asset and a lease liability of approximately $1.7 million.

In June 2025, the Company entered into a lease for 2,375 square feet of office space in San Francisco, California, that set to expire on July 31, 2027. Upon signing, the Company recognized a ROU asset and a lease liability of approximately $0.3 million.

The following table summarizes the presentation of the Company’s operating leases in its balance sheet (in thousands):

	December 31,
	2024	2025
Assets
Operating lease right-of-use assets	$759	$625
Liabilities
Operating lease liabilities, current	387	563
Operating lease liabilities, long-term	464	127

Total operating lease liabilities	$851	$690

For each of the years ended December 31, 2024 and 2025, the Company recognized expense related to its operating leases of $0.4 million and $0.5 million, respectively. For each of the years ended December 31, 2024 and 2025, operating cash flows included $0.4 million and $0.5 million of cash paid for amounts included in the measurement of the operating lease liabilities, respectively.

Variable lease costs such as common area maintenance costs and other operating costs are not included in the operating lease liabilities and are expensed as incurred. For the years ended December 31, 2024 and 2025, these variable lease costs were $0.2 million.

The Company does not have any material finance leases or sublease activities. The leases are not subject to residual value guarantees or restrictive covenants.

As of December 31, 2024 and 2025, the weighted-average remaining lease term was 2.08 years and 1.25 years, respectively, and the weighted-average incremental borrowing rate used to determine the operating lease liabilities was 6.49% and 8.37%, respectively.

The undiscounted future non-cancellable lease payments under the Company’s lease agreements as of December 31, 2025 were as follows (in thousands):

Year Ending December 31,	Operating Lease Liabilities
2026	$596
2027	130
Total future undiscounted payments	726

Less: imputed interest	36

Total operating lease liabilities:	$690

6. Commitments and Contingencies

The Company enters into contracts in the normal course of business with various third parties for clinical trials, preclinical research studies and testing, manufacturing and other services and products for operating purposes. These contracts generally provide for termination upon notice. Payments due upon cancellation consist of payments for services provided or expenses incurred up to the date of cancellation and may include termination penalties or non-cancellable fees. Under such agreements, the exact amounts owed by the Company in the event of termination will be based on the timing of the termination and the exact terms of the agreement. If cancelled, these contracts are not anticipated to have a material effect on the Company’s financial condition, results of operations, or cash flows.

License Agreement with Lieber Institute, Inc.

In July 2020, the Company entered into a License Agreement with Lieber Institute, Inc. (d/b/a: Lieber Institute for Brain Development), or LIBD, which was subsequently amended in August 2020 and January 2022. Pursuant to the license agreement, LIBD granted to the Company a worldwide, exclusive, sub-licensable and royalty-bearing license, under certain patent and other intellectual property rights owned or controlled by LIBD, including patents claiming compounds for inhibiting Nav1.8, to make, use, sell, offer to sell, import, research, develop, and commercialize products that contain any compound that is disclosed or claimed in any of the licensed patents or is developed by LIBD and is directed to or interacting with Nav1.8, provided that such products are claimed by the licensed patents (Licensed Products) for any and all uses and applications, including all diagnostic, prophylactic and therapeutic uses. The Company has the right, subject to certain time limitations, to elect to expand its exclusive license to include LIBD’s patents and other intellectual property rights for new compounds discovered by LIBD that were not disclosed or claimed in the licensed patents as of July 2020 and that target or interact with Nav1.8. Pursuant to the terms of the license agreement, the Company must use commercially reasonable efforts to develop a Licensed Product and commercialize such Licensed Product in each jurisdiction in which regulatory approval is obtained.

As consideration for the license and other rights granted to the Company by LIBD, on September 23, 2020 the Company issued 2,793,592 shares of Series A redeemable convertible preferred stock equal to a mid-single digit percentage of the Company’s equity capital, on a fully diluted basis, following the Company’s initial closing of the Series A redeemable convertible preferred stock financing.

The Company’s milestone and royalty payment obligations under the license vary depending upon whether the Licensed Product is covered by at least one valid claim of a licensed patent that is solely owned by LIBD, or a Sole Product, or the Licensed Product is only covered by valid claims of licensed patents that the Company jointly owns with LIBD, or a Joint Product. The Company has concluded its development candidate known as LTG-001 is a Joint Product. The Company has concluded it is not currently developing any Licensed Products that are Sole Products, and the Company does not have any current intentions to develop any Licensed Products that are Sole Products.

The Company has agreed to pay LIBD up to an aggregate of $48.5 million upon the achievement of pre-specified development and regulatory milestones with respect to the first Sole Product, up to an aggregate of $23.75 million for each subsequent Sole Product, and up to an aggregate of $95.0 million upon the achievement of pre-specified sales milestones with respect to all Sole Products.

For the first Joint Product, the Company has agreed to pay LIBD up to an aggregate of $4.0 million upon the achievement of pre-specified regulatory milestones, and up to an aggregate of $9.5 million upon the achievement of pre-specified sales milestones; the Company does not have any milestone payment obligations for subsequent Joint Products. No milestones have been achieved to date under this license agreement for any Licensed Product.

The Company must also pay LIBD royalties on the net sales of Licensed Products. The royalty rates for Sole Products are tiered and range from low-single digit to mid-single digit percentages, and the royalty rate for Joint Products is a low-single digit percentage. The royalty payments are subject to reduction if, on a Licensed Product-by-Licensed Product and country-by-country basis, there are no valid patent claims covering the Licensed Product in such country or if the Company makes certain payments to third parties for intellectual property licenses, all subject to a customary royalty floor. The royalty term will terminate on a Licensed Product-by-Licensed Product and country-by-country basis on the latest of (i) a specified number of years after first commercial sale of such Licensed Product in such country, (ii) the expiration of the last valid claim of a licensed patent that covers such Licensed Product in such country and (iii) the earlier of expiration of regulatory exclusivity or the first commercial sale of a generic product referencing such Licensed Product in such country. If the Company sublicenses its rights to Sole Products or licensed patents solely owned by LIBD, then it must pay LIBD a low double-digit percentage of non-royalty sublicensing revenue received from sublicensees for rights to Sole Products and a low single-digit percentage of non-royalty sublicensing revenue from sublicensees for rights to Joint Products or jointly-owned patents.

The license agreement shall expire on a country-by-country and Licensed Product-by-Licensed Product basis upon the expiration of the royalty term for such Licensed Product in such country. Upon expiration of the royalty term with respect to a Licensed Product in a country, the Company will have a fully paid-up, irrevocable, perpetual license with respect to such Licensed Product in such country. Either party may terminate the license agreement if the other party commits a material breach of the agreement and fails to cure that breach within the applicable specified period. The Company may terminate the license agreement in its entirety or on a country-by-country basis upon a specified prior notice period. LIBD may terminate the license agreement if the Company or its affiliate or sublicensee initiates an action challenging the validity or enforceability of any licensed patents or if the Company fails to use commercially reasonable efforts to develop or commercialize a Licensed Product for a specified period, do not submit a written diligence plan to LIBD for its approval and do not initiate such LIBD-approved plan to cure the failure within a specified period. Upon termination, all rights and licenses granted to the Company shall terminate and revert back to LIBD, and under certain circumstances LIBD will have an exclusive, time-limited right to negotiate the terms of a license to certain of the Company’s intellectual property, data and regulatory approvals for the Licensed Products.

As the Company determined that the acquired licensed technology had no alternative future use, no intangible asset was recognized on the balance sheet.

Legal Proceedings

In the ordinary course of business, the Company may be subject to legal proceedings, claims and litigation, as the Company operates in an industry susceptible to patent legal claims. The Company accounts for estimated losses with respect to legal proceedings and claims when such losses are probable and estimable. Legal fees are expensed in the period in which they are incurred. As of December 31, 2024 and 2025, the Company was not a party to any material legal proceedings or claims and no liabilities were recorded for loss contingencies.

Indemnifications

In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. As permitted under Delaware law and in accordance with its bylaws, the Company indemnifies its officers and directors for certain events or occurrences while the officer or director is or was serving in such capacity. The Company is also party to indemnification agreements with its officers and directors. In some cases, the indemnification will continue after the termination of the agreement.

The maximum potential amount of future payments that the Company could be required to make under these provisions is not determinable. The Company is not currently aware of any indemnification claims. Accordingly, the Company has not recorded any liabilities for these indemnification rights and agreements as of December 31, 2024 or 2025.

7. Redeemable Convertible Preferred Stock

In December 2019, the Company issued 6,032,384 shares of Series Seed redeemable convertible preferred stock for $0.3548 per share in exchange for $1.0 million in cash and the conversion/settlement of $1.1 million in outstanding demand notes and accrued interest.

In August 2020, the Company issued 42,673,220 shares of Series A redeemable convertible preferred stock for $0.6913 per share to multiple investors, raising a total of $29.5 million in cash. The Company also issued 6,260,833 shares of Series A redeemable convertible preferred stock for the conversion/settlement of $3.7 million of outstanding convertible promissory notes and accrued interest.

In September 2020, the Company issued 2,793,592 shares of Series A redeemable convertible preferred stock, with fair market value of $0.6913 per share to Lieber Institute, Inc. pursuant to, and as partial consideration for, the license agreement (Note 6).

In September 2022, the Company issued 38,945,570 shares of Series A-2 redeemable convertible preferred stock for $0.89869 per share to multiple investors, raising a total of $35.0 million in cash.

In October 2023, the Company issued 72,327,505 shares of Series A-2 redeemable convertible preferred stock for $0.89869 per share to multiple investors, raising a total of $65.0 million in cash.

In January 2025, the Company entered into a Series B redeemable convertible preferred stock Purchase Agreement, pursuant to which it issued a total of 63,576,017 shares of Series B redeemable convertible preferred stock at a price of $1.5729 per share for gross cash proceeds of $100.0 million and incurred aggregate issuance costs of $0.6 million in two closings in January and March 2025 (initial closing).

The Series B Preferred Stock Purchase Agreement provided the Company an obligation to issue an additional 31,788,007 shares of Series B redeemable convertible preferred stock (preferred stock tranche liability) at a price of $1.5729 per share in a subsequent closing on or before September 30, 2025. Upon the initial closing of the Series B redeemable convertible preferred stock, the Company recorded a preferred stock tranche liability of $0.4 million. The fair value of the preferred stock tranche liability was allocated from the gross cash proceeds of $100.0 million of the Series B redeemable convertible preferred stock issuance, and the residual value was then allocated to the Series B redeemable convertible preferred stock.

In September 2025, pursuant to the terms outlined in the Series B redeemable convertible preferred stock Purchase Agreement and upon approval by the company’s board of directors (Board of Directors), the Company settled the preferred stock tranche liability, issuing 31,788,007 shares of Series B redeemable convertible preferred stock at a price of $1.5729 per share for gross cash proceeds of $50.0 million and incurred issuance cost of $0.1 million. As a result of this issuance, the preferred stock tranche liability of $2.1 million was settled and the Series B redeemable convertible preferred stock was recorded at its fair value of $52.1 million.

The Company’s redeemable convertible preferred stock consisted of the following as of December 31, 2024 and 2025 (in thousands, except share and per share amounts):

	December 31, 2024
	Shares Authorized	Shares Issued and Outstanding	Original Issue Price	Liquidation Preference	Carrying Value at
Series Seed	6,032,384	6,032,384	$0.3548	$2,140	$2,123
Series A	51,727,645	51,727,645	0.6913	35,759	35,634
Series A-2	111,273,075	111,273,075	0.8987	100,000	99,772

	169,033,104	169,033,104		$137,899	$137,529

	December 31, 2025
	Shares Authorized	Shares Issued and Outstanding	Original Issue Price	Liquidation Preference	Carrying Value
Series Seed	6,032,384	6,032,384	$0.3548	$2,140	$2,123
Series A	51,727,645	51,727,645	0.6913	35,759	35,634
Series A-2	111,273,075	111,273,075	0.8987	100,000	99,772
Series B	95,364,030	95,364,024	1.5729	150,000	151,053

	264,397,134	264,397,128		$287,899	$288,582

The rights, privileges, and preferences of the redeemable convertible preferred stock are as follows:

Dividend Rights

The holders of Series Seed, Series A, Series A-2 and Series B redeemable convertible preferred stock are entitled to receive, when, as and if declared by the Board of Directors, noncumulative dividends at the rate of 8% of the original issue price for each share of redeemable convertible preferred stock, representing annual rates of $0.0284, $0.0553, $0.0719 and $0.1258 per share, respectively, adjustable for certain events, such as stock splits and combinations. In addition, in the event dividends are declared on the common stock, holders of redeemable convertible preferred stock are entitled to receive an equivalent dividend as would be payable on an as-if-converted basis. The Company has declared no dividends to date.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, or a deemed liquidation event, including a merger or consolidation, or a sale or other disposition of all or substantially all of the Company’s assets, the holders of shares of redeemable convertible preferred stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders, as applicable, before any payment shall be made to the holders of common stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the respective original issue price plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares of such series of redeemable convertible preferred stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event. Any remaining amounts are distributed to the holders of common stock. If the proceeds are insufficient to pay the holders of shares of redeemable convertible preferred stock their full liquidation preference, then the proceeds available for distribution are payable ratably among the holders of shares of redeemable convertible preferred stock.

Conversion

Each share of redeemable convertible preferred stock is convertible, at the option of the holder, into shares of common stock at a conversion rate, which is the respective redeemable convertible preferred stock original issuance price per share divided by the conversion price in effect at the time of conversion. The conversion price is initially equal to the respective redeemable convertible preferred stock original issuance price, and is subject to adjustments for diluting issuances, down-round provisions, stock splits, other dividends or distributions, merger or reorganization. As of December 31, 2024 and 2025, the conversion price is equal to the original issuance price for all shares of redeemable convertible preferred stock.

All outstanding shares of redeemable convertible preferred stock are automatically converted into shares of common stock at the then effective conversion rate, upon the earlier of (i) the closing of the sale of shares of common stock to the public, in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act, resulting in at least $50.0 million of gross proceeds to the Company or (ii) upon a vote or a written consent of the holders of at least a majority of the outstanding shares of redeemable convertible preferred stock, voting together as a single class on an as-converted to common stock basis.

Redemption

The redeemable convertible preferred stock is not redeemable at the option of the holder.

Voting Rights

Each holder of outstanding shares of redeemable convertible preferred stock is entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of redeemable convertible preferred stock held by such holder are convertible. Holders of redeemable convertible preferred stock vote together with the holders of common stock as a single class and on an as-converted to common stock basis, and on all matters presented to the stockholders of the Company.

Election of Directors

At any time when at least 12,715,204 shares of Series B redeemable convertible preferred stock remain outstanding, the holders of record of the shares of Series B redeemable convertible preferred stock, exclusively and as a separate class, shall be entitled to elect one director of the Company.

At any time when at least 22,254,615 shares of Series A-2 redeemable convertible preferred stock remain outstanding, the holders of record of the shares of Series A-2 redeemable convertible preferred stock, exclusively and as a separate class, shall be entitled to elect one director of the Company.

At any time when at least 10,345,529 shares of Series A redeemable convertible preferred stock remain outstanding, the holders of record of the shares of Series A redeemable convertible preferred stock, exclusively and as a separate class, shall be entitled to elect two directors of the Company.

The holders of record of the shares of common stock and of any other class or series of voting stock (including the redeemable convertible preferred stock), exclusively and as a separate class, shall be entitled to elect the balance of the total number of directors of the Company.

8. Common Stock

As of December 31, 2024 and 2025, the Company was authorized to issue 230,000,000 and 342,000,000 shares of $0.0001 par value common stock, respectively. Common stockholders are entitled to one vote per share on all matters to be voted on by the stockholders of the Company and are entitled to dividends, if and when declared by the Board of Directors, subject to the priority rights of holders of the redeemable convertible preferred stock. As of December 31, 2024 and 2025, no dividends were declared by the Company.

Common stock reserved for future issuance, on an as-converted to common stock basis, as of December 31, 2024 and 2025 consisted of the following:

	December 31,
	2024	2025
Redeemable convertible preferred stock	169,033,104	264,397,128
Stock options, issued and outstanding	41,923,529	58,971,993
Equity awards, authorized for future issuance	6,279,601	10,011,271

Total	217,236,234	333,380,392

9. Stock-Based Compensation

2019 Stock Plan

In 2019, the Company adopted the Latigo Biotherapeutics, Inc., 2019 Stock Plan (the 2019 Plan), which authorizes the Company to grant incentive stock options (ISOs), non-qualified stock options (NSOs) and the direct award or sale of shares to employees, directors and consultants of the Company. ISOs can only be granted to employees. The 2019 Plan is administered by the Board of Directors, or the Board of Directors may appoint a committee to which it delegates such administration.

The 2019 Plan shall terminate automatically ten years after the date when the Board of Directors approved the most recent increase in the number of shares reserved under the 2019 Plan. As of December 31, 2024 and 2025, there were approximately 50.1 million and 71.2 million shares of common stock authorized, respectively, and 6.3 million and 10.0 million shares of common stock available for future issuance pursuant to the 2019 Plan, respectively.

Option awards generally vest over a four-year period, with either 25% vesting on the first anniversary of the grant date and monthly thereafter or with monthly vesting over the four-year period. The exercise price of stock options granted under the 2019 Plan must be at least equal to the fair market value of the common stock on the date of grant. The term of option awards is determined by the Board of Directors and shall not exceed 10 years from grant date, or in the case of ISOs granted to a ten percent stockholder, the term is no more than 5 years from the grant date.

The following table summarizes the Company’s option activity for the years ended December 31, 2024 and 2025:

	Shares Subject to Options Outstanding	Weighted- Average Exercise Price per share	Weighted- Remaining Contractual Life (in years)	Aggregate intrinsic value (in thousands)
Outstanding as of December 31, 2024	41,923,529	$0.32	8.82	$18,643
Vested and expected to vest as of December 31, 2024	42,658,822	$0.32	8.83	$18,951
Granted	21,826,435	0.86
Exercised	(363,619)	0.32		201
Cancelled or forfeited	(4,265,816)	0.65
Expired	(148,536)	0.34

	Shares Subject to Options Outstanding	Weighted- Average Exercise Price per share	Weighted- Remaining Contractual Life (in years)	Aggregate intrinsic value (in thousands)
Outstanding as of December 31, 2025	58,971,993	$0.49	8.27	$25,755

Vested and exercisable as of December 31, 2025	19,642,762	$0.30	7.10	$12,353

Vested and expected to vest as of December 31, 2025	58,971,993	$0.49	8.27	$25,755

The weighted average grant-date fair value of options granted during the years ended December 31, 2024 and 2025 was $0.49 per share and $0.61 per share, respectively. The total fair value of options vested during the years ended December 31, 2024 and 2025 was $0.9 million and $5.9 million, respectively.

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock options and the fair value of the Company’s common stock for stock options that were in-the-money at each reporting period. The aggregate intrinsic value of stock options exercised for the years ended December 31, 2024 and 2025 was $0.3 million and $0.2 million, respectively.

Executive Officer and Director Grants

In February 2024, the Board of Directors approved the grant of a stock option award for approximately 0.7 million shares to a director, with vesting subject to the achievement of a performance condition related to the consummation of a deemed liquidation event. Subsequently, in January 2025, the Company determined that the performance condition was not achieved, and the stock option award was cancelled.

In July and August 2024, the Board of Directors approved the grants of stock option awards for a total of approximately 17.7 million shares to three executive officers joining the company, including the Chief Executive Officer, Chief Medical Officer and Chief Financial Officer. The Chief Executive Officer’s grant allows for early exercise of the stock options. In August 2024, the Board of Directors approved the early exercise of stock option awards for approximately 0.7 million shares related to the Chief Executive Officer’s grant. The cash proceeds received from the early exercise of $0.3 million were recorded as an early exercise liability in accrued expenses and other current liabilities in the Company’s balance sheet as of December 31, 2024. In July 2025, upon full vesting of the underlying shares issued pursuant to early exercise of stock options, the related early exercise liability was reclassified in its entirety to additional paid-in capital, resulting in no further remaining liability balance.

In November 2024, the Board of Directors modified the terms of stock option awards for approximately 4.6 million shares previously granted to a former executive officer. Under the modified terms, the post-termination exercise period for vested options was extended from three months to five years. For the year ended December 31, 2024, the Company recorded incremental stock-based compensation expense of $0.4 million related to this modification, which is included in general and administrative operating expenses on the Company’s statements of operations and comprehensive loss.

In April 2025, the Board of Directors approved a total of 2,965,586 stock option awards to certain executive officers and a member of the Board of Directors. The stock option awards include vesting criteria subject to the achievement of performance-based conditions related to the second tranche closing of the Series B redeemable convertible preferred stock financing in addition to service conditions. The Company assessed the probability that the performance criteria will be met at the grant date. The grant date fair value of the awards was $0.61. The Company recognized expense for the stock options of $0.4 million in 2025 and there was $0.8 million of unamortized stock-based compensation related to the portion of stock options vesting over the three-year vesting period.

Stock Option Valuation

In determining the fair value of the options granted, the Company uses the Black-Scholes option-pricing model and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.

Fair Value of Common Stock

The fair value of the shares of common stock underlying stock options has historically been determined by the Board of Directors. Because there has been no public market for the Company’s common stock, the Board of Directors has determined fair value of the common stock at the time of grant of the option by considering a number of objective and subjective factors including important developments in the Company’s operations, valuations performed by independent third parties, sales of redeemable convertible preferred stock, actual operating results and financial performance, the conditions in the pharmaceutical and biotechnology industry and the economy in general, the stock price performance and volatility of comparable public companies and the lack of liquidity of the Company’s common stock, among other factors. In 2025, the Company considered the stay private scenario, mergers and acquisitions (M&A) scenario and initial public offering (IPO) exit scenario. In the stay-private scenario, the subject company transaction method was used, which examines prior transactions in the same or related equity of the Company. Probability-weighted expected return method was utilized to capture the value attributable to the IPO outcomes and M&A outcome. A hybrid method was used to allocate equity value to common stock under the stay private, IPO and M&A scenarios.

Expected Term

The expected term represents the period that the Company’s options granted are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term). The Company has very limited historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for its stock option grants. The Company will continue to apply this process until a sufficient amount of historical information regarding exercise patterns and post-vesting employment termination behavior becomes available.

Volatility

As the Company is not publicly traded, the expected volatility for the Company’s stock options was determined by using an average of historical volatilities of selected industry peers deemed to be comparable to the Company’s business corresponding to the expected term of the awards.

Expected Dividends

The expected dividend assumption is based on the Company’s history and expectation of dividend payouts. The expected dividend yield is 0% as the Company has not paid and does not anticipate paying dividends on its common stock.

Risk-Free Rate

The risk-free rate assumption is based on the U.S. Treasury yield curve whose term is consistent with the expected term of the stock options.

The fair value of option granted during the years ended December 31, 2024 and 2025 were estimated using the following assumptions:

Year Ended December 31,
	2024	2025
Expected dividend yield	–%	–%
Risk-free interest rate	3.49% – 4.17%	3.68% – 4.29%
Expected volatility	78.7% – 81.6%	73.6% – 80.1%
Expected term (in years)	5.3 – 6.1	5.9 – 6.1

The following table summarizes the components of stock-based compensation expense recognized in the Company’s statements of operations and comprehensive loss (in thousands):

	Year Ended December 31,
	2024	2025
Research and development	$1,285	$3,038
General and administrative	1,485	3,687

Total stock-based compensation expense	$2,770	$6,725

As of December 31, 2024 and 2025, the total stock-based compensation expense related to stock options not yet recognized were $15.0 million and $19.6 million, respectively, which is expected to be recognized over a weighted average period of 3.29 years and 2.72 years, respectively.

10. Income Taxes

The Company did not record an income tax provision in 2024 and 2025 because it had net taxable losses. The Company’s significant jurisdictions are the United States and California.

Reconciliation of Statutory Federal Income Tax Rate to the Effective Income Tax Rate

A reconciliation of the Company’s effective tax rate to the statutory U.S. federal rate is as follows:

Year Ended December 31,
2024
U.S. Federal statutory tax rate	$(12,805)
State income tax	(2,157)
Permanent differences	488
Tax credits	(2,100)
Change in valuation allowance	16,574

Total effective income tax rate	$—

	Years Ended December 31, 2025
	Amount	%
U.S. Federal statutory tax rate	$(22,993)	21.00%
Tax credits:
R&D Tax Credit	(1,726)	1.58%
Change in valuation allowance	24,846	(22.69)%
Non-taxable or non-deductible items:
Nondeductible Items	828	(0.76)%
Other	(43)	0.04%
Changes in Unrecognized Tax Benefits	(912)	0.83%

Effective income tax rate	$—	0.00%

Income Tax Payments

The Company did not pay any income taxes or receive material refunds for the years ended December 31, 2024 and 2025.

Deferred Tax Assets

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and operating losses and tax credit carryforwards.

The tax effects of significant items comprising the Company’s deferred taxes were as follows (in thousands):

	Year Ended December 31,
	2024	2025
Deferred tax assets:
Net operating losses	$12,183	$34,431
Capitalized research and development	15,731	14,274
Research and development credits	5,966	4,696
Operating lease liabilities	179	145
Stock-based compensation	167	1,080
Fixed assets	160	112
Other	393	818

Total deferred tax assets	34,779	55,556

Deferred tax liabilities:
Operating lease right-of-use assets	(159)	(131)

Total deferred tax liabilities	(159)	(131)

Valuation allowance	(34,620)	(55,425)

Net deferred tax assets	$—	$—

ASC 740 requires that the tax benefit of net operating losses, temporary differences and credit carryforwards be recorded as an asset to the extent that the Company assesses that realization is “more likely than not.” Realization of the future tax benefits is dependent on the Company’s ability to generate sufficient taxable income within the carryforward period. Due to the Company’s history of operating losses, the Company believes that the recognition of the deferred tax assets is currently not more likely than not to be realized and, accordingly, has provided a full valuation allowance against net deferred tax assets. For the years ended December 31, 2024 and 2025, the net increase in the valuation allowance was $16.6 million and $20.8 million, respectively.

Net operating losses and tax credit carryforwards were as follows (in thousands, except years):

	Year Ended December 31,
	2024	2025	Expiration Years
Net operating losses, federal	$51,390	$157,939	Do not expire
Net operating losses, state	19,927	18,108	2038-2045
Tax credits, federal	5,010	4,837	2042-2045
Tax credits, state	3,713	2,317	N/A

The Company files U.S. federal and state tax returns with varying statutes of limitations. Due to net operating loss and credit carryforwards, all of the Company’s federal and state tax returns remain subject to examination by the U.S. federal and some state authorities. The actual amount of any taxes due could vary significantly depending on the ultimate timing and nature of any settlement. Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

On July 4, 2025 the One Big Beautiful Bill Act (the OBBBA) was enacted. The OBBBA legislation includes several changes to federal tax law that generally allow for more favorable deductibility of certain business expenses beginning in 2025, including the restoration of immediate expensing of domestic research and development expenditures, reinstatement of 100% bonus depreciation, and more favorable rules for determining the limitation on business interest expense. These changes are reflected in the income tax provision for the period ended December 31, 2025, primarily related to the reduction of capitalized research and development and the increase to the net operating losses in deferred tax assets. The Company will continue to assess the OBBBA’s impact on its financial statements for future periods.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits were as follows (in thousands):

Unrecognized Tax Benefits
Balance as of January 1, 2024	$729
Additions based on current year tax provision	1,546
Lapse of the applicable statute of limitations	(9)

Balance as of January 1, 2025	2,266
Additions based on current year tax provision	956
Lapse of the applicable statute of limitations	(1,095)

Balance as of December 31, 2025	$2,127

During the years ended December 31, 2024 and 2025, no interest or penalties were required to be recognized relating to unrecognized tax benefits. In the event the Company should need to recognize interest and penalties related to unrecognized income tax liabilities, this amount will be recorded as an accrued expense and an increase to income tax expense. None of the liabilities for uncertain tax positions as of December 31, 2025 would impact the Company’s effective tax rate if recognized because the Company is in a full valuation allowance.

Internal Revenue Code Section 382 places a limitation (Section 382 Limitation) on the amount of taxable income that can be offset by NOL carryforwards after a change in control (generally greater than 50% change in ownership within a three-year period) of a loss corporation. California has similar rules. Due to these “change in ownership” provisions, utilization of the NOL and tax credit carryforwards may be subject to an annual limitation regarding their utilization against taxable income in future periods. The Company has experienced ownership changes in the past. As a result of the ownership changes, approximately $1.8 million of the California net operating losses are permanently limited and will expire unused for California income tax purposes, and such amounts are excluded from the California net operating losses carryforwards as of December 31, 2025. Subsequent ownership changes may result in additional limitations.

11. Net Loss Per Share

Basic and diluted net loss per share attributable to common stockholders was calculated as follows (in thousands, except share and per share amounts):

	2024	2025
Numerator:
Net Loss	$(61,183)	$(109,167)

Net loss attributable to common stockholders	(61,183)	(109,167)

Denominator:
Weighted average common shares outstanding	4,619,909	5,426,909
Less: Weighted-average common shares subject to repurchase	(257,152)	—

Weighted-average common shares outstanding used to calculate net loss per share attributable to common stockholders, basic and diluted	4,362,757	5,426,909

Net loss per share attributable to common stockholders, basic and diluted	$(14.02)	$(20.12)

The Company’s potentially dilutive securities, which include redeemable convertible preferred stock and stock options, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following shares from the computation of diluted net loss per share attributable to common stockholders as of December 31, 2024 and 2025 because including them would have had an anti-dilutive effect:

	Year Ended December 31,
	2024	2025
Series Seed redeemable convertible preferred stock	6,032,384	6,032,384
Series A redeemable convertible preferred stock	51,727,645	51,727,645
Series A-2 redeemable convertible preferred stock	111,273,075	111,273,075
Series B redeemable convertible preferred stock	—	95,364,024

Total redeemable convertible preferred stock	169,033,104	264,397,128

Common stock options issued and outstanding	41,923,529	58,971,993
Unvested early exercised stock options	735,293	—

Total antidilutive securities	42,658,822	58,971,993

12. Segment Reporting

The accounting policies of the segment are the same as those described in Note 2. Summary of Significant Accounting Policies.

The Company operates as one operating and reportable segment. The Company’s CODM reviews and evaluates net loss to monitor budget versus actual results and to analyze cash flows for purposes of allocating resources and assessing financial performance. Segment assets provided to the CODM are consistent with those reported on the Balance Sheets.

In addition to the significant expense categories included within net loss presented in the Company’s statements of operations and comprehensive loss, disaggregated expenses were as follows (in thousands):

	Year Ended December 31,
	2024	2025
Research and development expenses:
LTG-001	$18,711	$54,137
Other clinical and non-clinical programs	26,144	23,634
Personnel related	9,171	16,891
Other R&D expenses	2,758	4,868

Total research and development expenses	56,784	99,530
General and administrative expenses	6,667	10,862
Other income (expense), net	(2,268)	(1,225)

Net loss	$61,183	$109,167

13. Subsequent Events

The Company has evaluated all events occurring through March 27, 2026, and determined that there have been no events that have occurred that would require adjustments the Company’s disclosures in the financial statements except for the transaction described below.

Subsequent to December 31, 2025, on March 25, 2026, the Company entered into a First Amendment to Lease (Lease Amendment) to expand its existing leased office and laboratory space located in Thousand Oaks, California. Pursuant to the Lease Amendment, the Company expanded the leased premises to include an additional approximately 3,700 rentable square feet. The expansion premises are expected to be delivered to the Company on April 1, 2026, which also serves as the commencement date for the additional space. The Lease Amendment extends the lease term for both the existing and expansion premises from January 31, 2027 to June 30, 2028.

The Lease Amendment will result in additional lease payments of $1.1 million over the term of the lease.

    Shares

Latigo Biotherapeutics, Inc.

Common Stock

Prospectus

Goldman Sachs & Co. LLC

Jefferies

Leerink Partners

Guggenheim Securities

Through and including     , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

   , 2026

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the U.S. Securities and Exchange Commission (SEC) registration fee, the Financial Industry Regulatory Authority, Inc. (FINRA) filing fee and the exchange listing fee.

Amount Paid or To Be Paid
SEC registration fee	$ *
FINRA filing fee	*
Nasdaq listing fee	*
Accountants’ fees and expenses	*
Legal fees and expenses	*
Transfer agent’s fees and expenses	*
Printing and engraving expenses	*
Miscellaneous	*

Total expenses	$ *

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

As permitted by Sections 102 and 145 of the General Corporation Law of the State of Delaware (DGCL), we have adopted provisions in our certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the DGCL, our bylaws provide that:

•	we may indemnify our directors, officers, employees and other agents to the fullest extent permitted by the DGCL, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding, subject to limited exceptions; and

•	the rights provided in our bylaws are not exclusive.

Our certificate of incorporation and our bylaws provide for the indemnification provisions described above and elsewhere herein. We have entered or will enter into, and intend to continue to enter into, separate indemnification agreements with our directors and officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements generally require us to, among other things, indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (Securities Act).

We have purchased and currently intend to maintain insurance on behalf of each and every person who is one of our directors or officers, within the limits and subject to the terms and conditions thereof, against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The form of underwriting agreement to be entered into in connection with this initial public offering provides for indemnification by the underwriters of us and our officers and directors who sign this registration statement for specified liabilities, including matters arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding unregistered securities issued by us since January 1, 2023 to the date of this registration statement. Also included is the consideration received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(1) In October 2023, in connection with our Series A-2 convertible preferred stock private placement financing, we issued and sold to investors an aggregate of 72,327,505 shares of our Series A-2 Preferred, at a purchase price of $0.8987 per share for aggregate cash proceeds of approximately $65.0 million.

(2) In February 2024, we issued and sold to investors an aggregate of 990,244 shares of our common stock at a purchase price of $0.34 per share for aggregate cash proceeds of approximately $0.3 million.

(3) In January 2025, in connection with our Series B convertible preferred stock private placement financing, we issued and sold to investors an aggregate of 31,788,009 shares of our Series B Preferred at a purchase price of $1.5729 per share for aggregate cash proceeds of approximately $50.0 million.

(4) In March 2025, we issued and sold to investors an additional 31,788,008 shares of our Series B Preferred at a purchase price of $1.5729 per share for aggregate cash proceeds of approximately $50.0 million.

(5) In September 2025, we issued and sold to investors an additional 31,788,007 shares of our Series B Preferred at a purchase price of $1.5729 per share for aggregate cash proceeds of approximately $50.0 million.

(6) From January 2023 through the date of this registration statement, we granted under our 2019 Stock Plan (2019 Plan) stock options to purchase an aggregate of     shares of our common stock at a weighted average exercise price of $     per share. From January 2023 through the date of this registration statement, we have issued an aggregate of     shares of our common stock upon exercise of stock options for an approximate aggregate consideration of $     million.

The offers, sales and issuances of the securities described in paragraphs (1) through (5) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) (or Regulation D promulgated thereunder) or Regulation S promulgated under the Securities Act. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was able to bear the investment’s economic risk and had access to the type of information normally provided in a prospectus for a registered securities offering.

The offers, sales and issuances of the securities described in paragraph (6) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701 or Section 4(a)(2). The recipients of such securities were our employees, directors or bona fide consultants and received the securities under our 2019 Plan.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit number	Description of exhibit

1.1+	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation, as currently in effect.

3.2+	Form of Amended and Restated Certificate of Incorporation, to be effective upon the closing of this offering.

3.3	Bylaws, as amended by Amendment No.1 dated August 21, 2020 and Amendment No. 2 dated October 17, 2020, as currently in effect.

3.4+	Form of Amended and Restated Bylaws, to be effective upon the closing of this offering.

4.1+	Form of Common Stock Certificate.

4.2†	Amended and Restated Investors’ Rights Agreement, dated January 28, 2025, by and among the Registrant and the investors named therein.

5.1+	Opinion of Cooley LLP.

10.1+	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2*	Latigo Biotherapeutics, Inc. 2019 Stock Plan, as amended.

Exhibit number	Description of exhibit

10.3*	Forms of Notice of Stock Option Grant and Stock Option Agreement (Installment Exercise), Notice of Stock Option Grant and Stock Option Agreement (Early Exercise) and Summary of Stock Grant and Stock Grant Agreement (for Services) under the Latigo Biotherapeutics, Inc. 2019 Stock Plan.

10.4*+	Latigo Biotherapeutics, Inc. 2026 Equity Incentive Plan.

10.5*+	Forms of Stock Option Grant Notice, Option Agreement and Notice of Exercise under the Latigo Biotherapeutics, Inc. 2026 Equity Incentive Plan.

10.6*+	Forms of Restricted Stock Unit Grant Notice and Award Agreement under the Latigo Biotherapeutics, Inc. 2026 Equity Incentive Plan.

10.7*+	Latigo Biotherapeutics, Inc. 2026 Employee Stock Purchase Plan.

10.8*+	Non-Employee Director Compensation Policy.

10.9*^†	Offer Letter, dated May 28, 2024, between the Registrant and Nima Farzan.

10.10*^†	Offer Letter, dated March 18, 2024, between the Registrant and Neil Singla, M.D.

10.11*^†	Offer Letter, dated January 30, 2026, between the Registrant and Neha Krishnamohan.

10.12*^†	Separation Agreement, dated January 30, 2026, between the Registrant and Timothy Lugo.

10.13*^	Independent Chair Offer Letter, dated October 25, 2024, between the Registrant and Timothy P. Walbert.

10.14^	License Agreement, dated July 22, 2020, between the Registrant and Lieber Institute, Inc., as amended by Amendment No. 1 dated August 6, 2020 and Amended and Restated Amendment No. 2 dated as of January 28, 2022.

23.1+	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2+	Consent of Cooley LLP (included in Exhibit 5.1).

24.1+	Power of Attorney.

107+	Filing Fee Table.

+	To be filed by amendment.
*	Indicates a management contract or any compensatory plan, contract or arrangement.
^

Pursuant to Item 601(b)(10)(iv) of Regulation S-K promulgated by the SEC, certain portions of this exhibit have been redacted because they are both not material and are the type that the Registrant treats as private or confidential. The Registrant hereby agrees to furnish supplementally to the SEC, upon its request, an unredacted copy of this exhibit.

†	Certain schedules and exhibits to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Thousand Oaks, California, on     , 2026.

LATIGO BIOTHERAPEUTICS, INC.

By:
Nima Farzan
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Nima Farzan and Neha Krishnamohan and each of them, as his or her true and lawful attorneys-in-fact and agents, and each of them, with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Nima Farzan	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2026

Neha Krishnamohan	Chief Financial Officer and Chief Business Officer (Principal Financial and Accounting Officer)	, 2026

Timothy P. Walbert	Chair	, 2026

Deborah Palestrant, Ph.D.	Director	, 2026

Kevin Raidy	Director	, 2026

Beth Seidenberg, M.D.	Director	, 2026

James B. Tananbaum, M.D.	Director	, 2026